                           OFFER TO PURCHASE FOR CASH
                    ALL OUTSTANDING SHARES OF COMMON STOCK,
          TOGETHER WITH THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS
                                       OF
                              GLEASON CORPORATION
                                       AT
                              $23.00 NET PER SHARE
                                       BY
                        TORQUE ACQUISITION CO., L.L.C.,
                          A WHOLLY OWNED SUBSIDIARY OF
                       VESTAR CAPITAL PARTNERS IV, L.P.,
                                     AND BY
                              GLEASON CORPORATION

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON THURSDAY, JANUARY 27, 2000, UNLESS THE OFFER IS EXTENDED.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES (AS DEFINED HEREIN) WHICH WOULD RESULT IN TORQUE ACQUISITION CO., L.L.C. ("ACQUISITION COMPANY"), AND CERTAIN STOCKHOLDERS OF THE COMPANY, INCLUDING THE GLEASON FOUNDATION (THE "FOUNDATION") AND MEMBERS OF THE COMPANY'S SENIOR MANAGEMENT WHO HAVE AGREED NOT TO TENDER THEIR SHARES PURSUANT TO THE OFFER, OWNING IN THE AGGREGATE AT LEAST TWO-THIRDS OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS AFTER GIVING EFFECT TO THE REPURCHASE OF SHARES BY THE COMPANY IN THE OFFER, AND (II) THE COMPANY RECEIVING THE FINANCING FOR THE OFFER CONTEMPLATED BY A BANK COMMITMENT LETTER ENTERED INTO BY ACQUISITION COMPANY AND THE COMPANY SUFFICIENT TO PURCHASE SUCH PORTION OF THE SHARES WHICH THE COMPANY IS AGREEING TO PURCHASE PURSUANT TO THE OFFER, TO PAY FOR THE MERGER CONSIDERATION (AS DEFINED HEREIN) AND TO PAY ALL RELATED FEES AND EXPENSES REQUIRED TO BE PAID BY THE COMPANY IN CONNECTION WITH THE OFFER AND THE MERGER. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS.

    THE BOARD OF DIRECTORS OF THE COMPANY, AFTER RECEIVING THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT (AS DEFINED HEREIN) AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS (OTHER THAN ACQUISITION COMPANY AND MERGER SUBSIDIARY (AS DEFINED HEREIN) AND THEIR AFFILIATES, THE FOUNDATION AND THE OTHER STOCKHOLDERS OF THE COMPANY WHO WILL BE RETAINING SHARES FOLLOWING THE MERGER), AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.
                           --------------------------

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of such stockholder's shares of common stock, par value $1.00 per share, of the Company (the "Shares" or the "Common Stock") should either (i) complete and sign the enclosed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile thereof) and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal or tender such Shares pursuant to the procedure for book-entry transfer set forth in "THE OFFER-- Procedures for Tendering Shares" or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares.

    ANY STOCKHOLDER WHO DESIRES TO TENDER SHARES AND WHOSE CERTIFICATES EVIDENCING SUCH SHARES ARE NOT IMMEDIATELY AVAILABLE, OR WHO CANNOT COMPLY WITH THE PROCEDURES FOR BOOK-ENTRY TRANSFER DESCRIBED IN THIS OFFER TO PURCHASE ON A TIMELY BASIS, OR WHO CANNOT DELIVER ALL REQUIRED DOCUMENTS TO THE DEPOSITARY PRIOR TO THE EXPIRATION OF THE OFFER, MAY TENDER SUCH SHARES BY FOLLOWING THE PROCEDURES FOR GUARANTEED DELIVERY SET FORTH IN "THE OFFER-- PROCEDURES FOR TENDERING SHARES."

    Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials, may be directed to Georgeson Shareholder Communications Inc. (the "Information Agent") at its address and telephone number set forth on the back cover of this Offer to Purchase. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                     [LOGO]

December 15, 1999

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
INTRODUCTION................................................      1
SPECIAL FACTORS.............................................      5
    Background of the Transactions..........................      5
    Recommendation of the Special Committee and Board of
     Directors; Fairness of the Transactions................     11
    Opinion of the Special Committee's Financial Advisor....     14
    Purpose and Structure of the Transactions...............     21
    Plans for the Company After the Transactions............     22
    Interests of Certain Persons in the Transactions........     22
    The Merger Agreement....................................     30
    Appraisal Rights........................................     42
    Certain Tax Consequences................................     43
    Financing of the Transactions...........................     43
    Beneficial Ownership of Common Stock....................     47
    Transactions and Arrangements Concerning the Shares.....     48
    Certain Effects of the Transactions.....................     49

THE OFFER...................................................     50
    Terms of the Offer......................................     50
    Acceptance for Payment and Payment for Shares...........     52
    Procedures for Tendering Shares.........................     53
    Withdrawal Rights.......................................     55
    Price Range of the Shares; Dividends....................     56
    Effect of the Transactions on the Market for the Shares;
     Exchange Act Registration..............................     56
    Certain Information Concerning the Company..............     57
    Certain Information Concerning Vestar, Acquisition
     Company, Merger Subsidiary and Certain Affiliates......     66
    Conditions to the Offer.................................     67
    Certain Legal Matters...................................     69
    Fees and Expenses.......................................     72
    Recapitalization Accounting.............................     73
    Miscellaneous...........................................     73

Schedule I    -- Information Concerning Directors and Executive Officers
                of the Company
Schedule II -- Information Concerning Directors and Executive Officers of Vestar Associates Corporation IV and Acquisition Company
Schedule III  -- Information Regarding Transactions in the Company's
                Shares

Exhibit I     --Opinion of Bear, Stearns & Co. Inc.
Exhibit II    --Historical Financial Information Concerning the Company
Exhibit III   -- Agreement and Plan of Merger, dated as of December 8,
              1999, by and among the Company, Acquisition Company and
                Merger Subsidiary (together with the Annexes thereto)
Exhibit IV    --Section 262 of the Delaware General Corporation Law

To the Holders of Common Stock of
GLEASON CORPORATION:

                                  INTRODUCTION

    Torque Acquisition Co., L.L.C. ("Acquisition Company"), a newly formed Delaware limited liability company and a wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Vestar"), and Gleason Corporation, a Delaware corporation (the "Company" and, together with Acquisition Company, the "Purchasers"), hereby offer to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights issued pursuant to a Rights Agreement, dated as of May 4, 1999, as amended (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $23.00 per Share, net to the seller in cash (such amount, or any greater amount per Share paid pursuant to the Offer, being referred to herein as the "Offer Price"), without interest thereon, with Acquisition Company agreeing to pay for and purchase the first 2,318,126 Shares tendered pursuant to the Offer and the Company agreeing to pay for and purchase all Shares in excess of such 2,318,126 Shares paid for and purchased by Acquisition Company, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").

    Tendering stockholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the transfer and sale of Shares pursuant to the Offer. The Company will pay all fees and expenses of ChaseMellon Shareholder Services, L.L.C., which is acting as the Depositary (the "Depositary"), and Georgeson Shareholder Communications Inc., which is acting as the Information Agent (the "Information Agent"), incurred in connection with the Offer. See "THE OFFER--Fees and Expenses."

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 8, 1999 (the "Merger Agreement"), by and among the Company, Acquisition Company and Torque Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Acquisition Company ("Merger Subsidiary"). Pursuant to the Merger Agreement, following the completion of the Offer and the satisfaction or waiver of certain other conditions, Merger Subsidiary will be merged with and into the Company (the "Merger") with the Company being the surviving corporation (the "Surviving Corporation"). In the Merger, each outstanding Share (other than (i) Shares held by the Company or its subsidiaries, (ii) Shares held by Acquisition Company or Merger Subsidiary or their affiliates, (iii) certain Shares held by the Gleason Foundation (the "Foundation"), (iv) certain Shares held by James S. Gleason, Chairman and Chief Executive Officer of the Company, (v) Shares held by the other Continuing Stockholders (as defined below) and (vi) Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive the Offer Price without interest thereon (the "Merger Consideration").

    The Foundation (which owns 1,197,346 Shares), and six members of the Company's senior management, including Mr. Gleason, and certain related parties (who together own 261,637 Shares and 472,322 Shares issuable upon exercise of currently exercisable options), have entered into agreements with Acquisition Company providing that they will not tender any of their Shares pursuant to the Offer and will vote all of their Shares in favor of the approval of the Merger. Pursuant to such agreements and the Merger Agreement, Acquisition Company will retain 484,334 of its Shares purchased in the Offer, the Foundation will retain 202,000 Shares, and the other parties together will retain 282,950 Shares (as well as approximately 301,522 Shares issuable upon exercise of currently exercisable options), following the consummation of the Merger. Other members of the Company's management, who together own approximately 66,000 Shares (and approximately 36,000 Shares issuable upon exercise of currently exercisable options), will be offered the opportunity to enter into agreements with Acquisition Company providing that they will retain their Shares and options following consummation of the Offer and the Merger. All stockholders who previously have entered into, or in the future enter into, such agreements with Acquisition Company (other than the Foundation) are sometimes collectively referred to herein as the

"Continuing Stockholders." Acquisition Company, Merger Subsidiary and the Continuing Stockholders are sometimes collectively referred to herein as the "Acquisition Parties."

    In the Merger, 60,000 Shares, and, at the Foundation's election, up to an additional 485,000 Shares held by the Foundation will be converted into preferred stock and warrants of the Company. In the Merger, 1,833,792 of the Shares purchased by Acquisition Company in the Offer also will be converted into preferred stock and warrants of the Company. Acquisition Company has agreed to purchase from the Company additional preferred stock and warrants if the Foundation elects not to convert more than 60,000 of its Shares into preferred stock and warrants, in order to fund the payment of the Merger Consideration with respect to any of the 485,000 additional Shares that the Foundation elects not to convert into preferred stock and warrants. See "SPECIAL FACTORS--The Merger Agreement."

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH WOULD RESULT IN THE ACQUISITION PARTIES AND THE FOUNDATION OWNING IN THE AGGREGATE AT LEAST TWO-THIRDS OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS AFTER GIVING EFFECT TO THE REPURCHASE OF SHARES BY THE COMPANY IN THE OFFER AND ASSUMING THE CANCELLATION OF SUCH SHARES (THE "MINIMUM CONDITION"), AND (II) THE COMPANY RECEIVING THE FINANCING (THE "FINANCING") FOR THE OFFER CONTEMPLATED BY A BANK COMMITMENT LETTER ENTERED INTO BY THE PURCHASERS SUFFICIENT TO PURCHASE THE PORTION OF THE SHARES WHICH THE COMPANY IS AGREEING TO PURCHASE PURSUANT TO THE OFFER, TO PAY FOR THE MERGER CONSIDERATION AND TO PAY ALL RELATED FEES AND EXPENSES REQUIRED TO BE PAID BY THE COMPANY IN CONNECTION WITH THE OFFER AND THE MERGER (THE "FINANCING CONDITION"). The Offer is also subject to the other terms and conditions set forth in this Offer to Purchase. See "SPECIAL FACTORS--Financing of the Transactions" for a discussion of the Financing and "THE OFFER--Conditions to the Offer" which sets forth in full the conditions of the Offer. For purposes of the Offer, "on a fully diluted basis" means, as of any date, the number of Shares that are actually issued and outstanding plus the number of shares that the Company is required to issue pursuant to currently exercisable obligations under convertible securities, stock options and otherwise.

    THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD"), AFTER RECEIVING THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS (THE "SPECIAL COMMITTEE"), (1) HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, (2) HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS (OTHER THAN THE ACQUISITION PARTIES, THEIR AFFILIATES AND THE FOUNDATION), AND (3) UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    As of November 30, 1999, there were 9,589,195 shares of Common Stock (including restricted stock) issued and outstanding, 2,004,945 shares of Common Stock held in the treasury of the Company and 879,552 shares of Common Stock reserved for issuance pursuant to the Company's stock option plans, of which 755,582 of such Shares are subject to currently outstanding stock options. As of November 30, 1999, there were approximately 3,040 holders of record of the issued and outstanding Shares. Based on such numbers of Shares and options outstanding and agreements of the Continuing Stockholders and the Foundation to not tender their Shares, the Minimum Condition will be satisfied if 6,524,918 Shares are tendered. Such number could be reduced to 6,389,918 Shares if all persons who are eligible to become Continuing Stockholders do so prior to the expiration of the Offer.

    Bear, Stearns & Co. Inc. ("Bear Stearns"), the financial advisor to the Special Committee, has delivered to the Special Committee its written opinion, dated as of December 8, 1999 (the "Opinion"), to the effect that, as of such date and based upon and subject to the assumptions, factors and limitations set forth therein, the $23.00 per Share in cash being offered in the Offer and to be received in the Merger is fair, from a financial point of view, to the stockholders of the Company (other than the Acquisition Parties, their affiliates and the Foundation). See "SPECIAL FACTORS--Opinion of Special Committee's Financial Advisor." A copy of the Opinion is attached hereto as
Exhibit I. Stockholders are urged to, and should, read the Opinion carefully and in its entirety.

    The Company has received a commitment letter (the "Commitment Letter") from Bankers Trust Company ("BTCo") pursuant to which BTCo has committed, subject to certain conditions, to provide to the Company and certain of its subsidiaries a $250 million senior secured credit facility from a syndicate of banks and other lenders arranged and managed by BTCo, as administrative agent, sole lead arranger and book manager. Such credit facility will be comprised of (i) $180 million of term loans to be divided into two primary tranches in amounts to be determined, and (ii) $70 million of revolving credit facilities. Borrowings under such credit facility, if obtained by the Company, will be sufficient to satisfy the Financing Condition. See "SPECIAL FACTORS--Financing of the Transactions" and "THE OFFER--Conditions to the Offer."

    The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the approval and adoption of the Merger Agreement and the Merger by the requisite vote of stockholders of the Company. See "SPECIAL FACTORS--The Merger Agreement." Under the Company's certificate of incorporation, the affirmative vote of the holders of two-thirds of the outstanding Shares is required to approve and adopt the Merger Agreement and the Merger. Pursuant to the Merger Agreement, Acquisition Company has agreed to vote, or cause to be voted, all Shares owned by it, Merger Subsidiary or any of its other subsidiaries or affiliates in favor of the adoption of the Merger Agreement and approval of the Merger. In addition, as noted above, the Foundation has agreed, and the Continuing Stockholders have agreed or will agree, to vote, or to cause to be voted, all Shares owned by them in favor of the adoption of the Merger Agreement and approval of the Merger. ACCORDINGLY, IF THE MINIMUM CONDITION IS SATISFIED AND SHARES ARE PURCHASED PURSUANT TO THE OFFER, THE FAVORABLE VOTE TO APPROVE THE MERGER WILL BE ASSURED.

    Following the Merger, the Continuing Stockholders, the Foundation and Acquisition Company will own all of the Shares and other equity interests of the Surviving Corporation. Accordingly such stockholders will participate in any future increase in the equity value of the Company, as well as be subject to the increased risks of owning Shares in a significantly more leveraged Company. In addition, as part of the Merger, each of Acquisition Company and the Foundation will exchange a portion of their Shares for a new series of 13.17% Series A Cumulative Preferred Stock of the Company (the "Series A Preferred") and warrants (the "Warrants") to acquire Shares at a price of $23.00 per Share; each Share so exchanged will be converted into one share of Series A Preferred and one Warrant (hereinafter referred to as the "Series A Preferred/Warrant Consideration"). In the Merger, Acquisition Company will convert 1,833,792 of the Shares purchased by it in the Offer into the Series A Preferred/Warrant Consideration and the Foundation will convert at least 60,000 Shares, and, at its election, up to an additional 485,000 Shares, into the Series A Preferred/Warrant Consideration. If the Foundation elects not to convert more than 60,000 of its Shares for the Series A Preferred/Warrant Consideration, Acquisition Company will purchase additional Series A Preferred for $20.70 per Share in cash and additional Warrants at $2.30 per Warrant in cash to provide the funds necessary to pay the Merger Consideration for any of the 485,000 additional Shares the Foundation elects not to convert into the Series A Preferred/Warrant Consideration. The Opinion does not address the Common Stock or the Series A Preferred and the Warrants to be received by certain of the Acquisition Parties and the Foundation in connection with the Merger.

    In connection with the approval of the Transactions, the Board approved the Offer as a "Permitted Offer" under the Rights Agreement and authorized an amendment to the Rights Agreement to assure that the Rights will not be triggered as a result of the Transactions and that the Rights will terminate upon consummation of the Merger. See "SPECIAL FACTORS--Interests of Certain Persons in the Transactions--Rights Agreement Amendment."

    This Offer to Purchase and the accompanying documents contain information required to be disclosed by the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), including financial information regarding the Company, a description of the terms, conditions and background of the Offer, and the procedures for tendering Shares.

    THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE TRANSACTIONS

    On February 10, 1999, at a regular meeting of the Board, Mr. Gleason, the Company's Chairman and Chief Executive Officer, initiated a discussion regarding the Company's stock price. Mr. Gleason expressed his opinion that the Company's stock was undervalued in the public markets when compared to the Company's performance. The Board generally discussed the possibility of considering alternatives to enhance stockholder value in the event the Company's current stock valuation continues. Mr. Gleason indicated that a few investment bankers had approached the Company about considering alternatives to enhance stockholder value, and that members of the Company's management recently met with one investment banking firm in order to better understand the alternatives, but that no alternatives were then being pursued.

    On April 20, 1999, the Board met to discuss, among other things, various strategic alternatives that might be available with respect to the Company in order to enhance stockholder value. At this meeting, Mr. John J. Perrotti, the Company's Vice President--Finance and Treasurer, made a presentation regarding strategic alternatives, including, among other things, share repurchase programs, implementation of a significant acquisition program, sale of the Company and a leveraged recapitalization of the Company. Following discussion of these various alternatives, the Board authorized that management speak on a confidential basis with one or two additional financial advisors in order to further assess possible alternatives for enhancing stockholder value.

    In early May 1999, the Company's senior management met with two investment banking firms in order to better understand alternatives for enhancing stockholder value, including through a leveraged recapitalization. At a meeting held on May 27, 1999, the Board discussed management's evaluation of the financial advisors' presentations. Mr. Gleason reported that, based on discussions with the financial advisors, it was the view of the Company's senior management that the most appropriate potential transaction would involve a leveraged recapitalization transaction involving a private equity sponsor. Mr. Gleason said that management might wish to participate in such a transaction after evaluating the feasibility of such a transaction. The Board formed the Special Committee of non-management independent directors composed of Messrs. John W. Guffey, Jr., William P. Montague and Robert L. Smialek to consider any potential transaction proposed by the Company's senior executives.

    On June 3, 1999, Stroock & Stroock & Lavan LLP was retained by the Special Committee to serve as counsel to the Special Committee.

    On June 8, 1999, counsel for management contacted counsel for the Special Committee to discuss, on a preliminary basis, issues regarding the structure of a possible leveraged recapitalization transaction. In addition, on June 9, 1999, counsel for management requested that the Special Committee reimburse the Acquisition Parties for expenses incurred by the Acquisition Parties in exploring the feasibility of financing and submitting a proposal, subject to a "cap" of $150,000.

    On or about June 15, 1999, representatives of management approached representatives of Vestar and Vestar Capital Partners, a Delaware general partnership (sometimes referred to in this section collectively as "Vestar"), regarding Vestar's interest in possibly participating in a leveraged recapitalization transaction with members of the Company's management. On June 18, 1999, the Company entered into a confidentiality agreement with Vestar Capital Partners.

    On June 22, 1999, the Special Committee met by conference telephone with its legal counsel. Counsel for the Special Committee discussed the request that had been made for reimbursement of up to $150,000 of expenses incurred by management in exploring the feasibility of financing and submitting a proposal. The Special Committee determined that it did not believe it was appropriate to authorize the expenditure of funds of the Company at that stage and counsel for the Special Committee advised counsel for management to that effect.

    On July 27, 1999, the General Counsel for the Company telephoned counsel for the Special Committee to advise that senior management of the Company had determined to work with Vestar to explore the feasibility of a proposal for a leveraged recapitalization transaction, but that at least six weeks or more would be required before such a proposal could be made.

    Commencing on August 2, 1999, the Company provided due diligence materials to counsel for the Acquisition Parties. In addition, Vestar retained an independent public accounting firm to assist it in its due diligence review of the Company and in structuring a transaction which would be eligible for recapitalization accounting treatment.

    During the period from mid-June 1999 to November 29, 1999, representatives of the Acquisition Parties met several times and had numerous telephone conferences to generally discuss issues regarding, among other things, possible transaction structure, financing for the transaction, the terms of the management participation in the transaction, possible stockholder arrangements following the transaction, accounting issues and due diligence. In addition, during such period Vestar met with the Company's senior management and reviewed certain non-public financial information of the Company, including certain projections and alternative forecasts prepared by senior management at the request of Vestar (the "Projections") and furnished to Vestar and its potential financing sources, and other information with respect to the Company and conducted additional due diligence with respect to the Company and its assets and operations. These Projections were also provided to the Special Committee and its legal and financial advisors as described in "THE OFFER--Certain Information Concerning the Company--Certain Projections."

    On August 24, 1999, counsel for the Acquisition Parties telephoned counsel for the Special Committee to discuss the status of the work done by the Acquisition Parties to determine whether they would be in a position to present a proposal to the Special Committee. During this discussion, counsel for the Acquisition Parties advised counsel for the Special Committee of certain aspects of the structure of the transaction the Acquisition Parties were considering; that, although no decision had been made, the Acquisition Parties could be in a position to make a proposal to the Special Committee in the not too distant future; and that the Special Committee might wish to consider retaining a financial advisor. Counsel to the Acquisition Parties also told counsel for the Special Committee that the Acquisition Parties would not make a proposal unless and until the Special Committee and its advisors were prepared to move quickly toward the negotiation of a definitive agreement between the Company and the Acquisition Parties, although recognizing that there were no assurances that an agreement would be reached. Counsel for the Acquisition Parties also proposed to counsel for the Special Committee that the Special Committee recommend, and the Board adopt, a resolution that would approve for purposes of Section 203 of the Delaware General Corporation Law (the "DGCL") the Acquisition Parties and possibly the Foundation joining together to make a proposal to the Special Committee if, in fact, they decided to do so (the "203 Resolution").

    On September 7, 1999, the Special Committee and its counsel met by conference telephone. Counsel for the Special Committee said that they had been advised that Vestar was in the process of completing its due diligence review of the Company and that a proposal, accompanied by a draft of a merger agreement, might be submitted to the Special Committee as early as the middle of September. The Special Committee determined that, in view of the foregoing, it would be appropriate at this time to engage an investment banking firm to serve as financial advisor to the Special Committee and decided to seek proposals from each of three nationally-recognized investment banking firms with which the Special Committee members had had experience. The Special Committee also considered the 203 Resolution that had been submitted by counsel for the Acquisition Parties and determined to recommend the adoption of such 203 Resolution by the Board, subject to the inclusion therein of a six month time limitation for the submission of a proposal by the Acquisition Parties. After the conclusion of the Special Committee meeting, counsel for the Special Committee telephoned counsel to the Acquisition Parties to advise that the Special Committee would retain a financial advisor in the near future and was prepared to recommend that the Board adopt the 203 Resolution with the condition that the 203 Resolution would apply for only six months.

    On September 16, 1999, the Board, upon the recommendation of the Special Committee, adopted the 203 Resolution applicable for six months. For a discussion of Section 203 of the DGCL and the effect of the 203 Resolution, see "THE OFFER--Certain Legal Matters."

    On September 16, 1999, following the meeting of the Board, the Special Committee met by conference telephone to review the proposals that had been received from the three investment banking firms discussed at the Special Committee's September 7th meeting. The Special Committee determined to request two of such firms to reconsider the compensation provisions of their respective proposals with a view towards proposing lower base fees with incentives for greater fees if a transaction occurs at higher per share values.

    On September 27, 1999, the Special Committee met again by conference telephone and reviewed the revised proposals that had been received from Bear Stearns and the other investment banking firm discussed at the Special Committee's September 16th meeting. The Special Committee determined to retain Bear Stearns as its financial advisor, subject to negotiation of a satisfactory engagement agreement which was subsequently negotiated with Bear Stearns by counsel for the Special Committee and approved by the Special Committee and executed by the Company as of October 1, 1999. (Bear Stearns was not one of the investment banking firms or financial advisors which had contacted or been contacted by, or met with, the Company prior to June 1999 as discussed above.) Counsel for the Special Committee reported that the Company's General Counsel had inquired as to whether the Special Committee members intended to request compensation for their services on the Special Committee. Counsel for the Special Committee advised that, according to the Company's most recent proxy statement, directors who served on committees of the Board were entitled to receive a fee of $1,000 for attendance at each meeting of a committee. The Special Committee determined that in view of the special responsibilities and time commitments assumed by the members of the Special Committee, it would be appropriate to request a fee of $1,500 for each meeting attended by a member of the Special Committee. The Special Committee also determined that the Company's normal practice of deferring 50% of fees to a phantom stock account was not appropriate since the function of the Special Committee involved a possible sale of the Company.

    From time to time during the months of October and November 1999, counsel for the Acquisition Parties discussed with counsel for the Special Committee the timing of a proposal should the Acquisition Parties determine to make a proposal, and the process to be followed if a proposal were made to the Special Committee.

    On October 6, 1999, the Special Committee met by conference telephone with its financial and legal advisors. Counsel for the Special Committee reported that he had been advised by counsel for the Acquisition Parties that a proposal might be presented to the Special Committee by the latter part of October, although there was no certainty as to the timing thereof or whether any proposal would, in fact, be made. Bear Stearns outlined for the Special Committee the due diligence procedures they planned on following and the timetable therefor.

    On October 21, 1999, the Board authorized the payment of fees of $1,500 per meeting to each member of the Special Committee as compensation for service on the Special Committee.

    On October 29, 1999, the Special Committee met by conference telephone with its financial and legal advisors. Bear Stearns reported on its review of the Company, including its visit with senior management at the Company's executive offices in Rochester, New York. Bear Stearns informed the Special Committee that an additional meeting had been scheduled with the Company's Chief Financial Officer and that Bear Stearns planned on meeting with Vestar in the near future.

    On October 29, 1999, counsel for the Special Committee notified counsel for the Acquisition Parties of a meeting that had occurred between the Special Committee and Bear Stearns earlier in the day. During this discussion, counsel for the Special Committee advised counsel for the Acquisition Parties that the Special Committee, at the request of Bear Stearns, had requested that management provide Bear Stearns with updates of the annual budget once the annual budgeting process (which was underway) was completed. In addition, counsel for the Special Committee and counsel for the Acquisition Parties discussed issues regarding the timing of a potential transaction.

    On November 11, 1999, in advance of a scheduled meeting between representatives of Vestar and representatives of Bear Stearns, a representative of Vestar contacted a representative of Bear Stearns. During such conversation, Vestar advised Bear Stearns that if management and Vestar decided to proceed with a proposal, they were likely to do so in a week or two and that the proposal would reflect a price in the "low $20s." On November 12, 1999, representatives of Vestar and Bear Stearns held a meeting at which Vestar discussed its view of the valuation of the Company, including under various valuation methodologies. Representatives of Vestar and Bear Stearns held follow-up conversations during the week of November 15, 1999.

    On November 24, 1999, counsel to the Acquisition Parties furnished counsel to the Special Committee with a draft merger agreement for discussion purposes and in order to facilitate the process in the event that a proposal was made by the Acquisition Parties. The draft merger agreement did not identify the price that the Acquisition Parties might be willing to offer in the transaction. Also on November 24, 1999, a representative of Vestar contacted a representative of Bear Stearns to again advise that if the Acquisition Parties determined to submit a proposal, such proposal would likely be in the "low $20s." The representative of Bear Stearns advised the representative of Vestar that Bear Stearns had completed a preliminary review of the Company's assets, operations and financial position, including a review of the Projections furnished to Vestar and also to Bear Stearns, and would be prepared to advise the Special Committee in response to any proposal submitted by the Acquisition Parties.

    On November 29, 1999, Mr. Gleason, members of senior management and Vestar determined to proceed with a proposal and thereafter Acquisition Company and Mr. Gleason delivered a letter to the Special Committee and its advisors and other non-management members of the Board proposing a transaction in which the Company's public stockholders would receive $21.50 per Share in cash. The proposal letter was accompanied by a draft merger agreement; a Commitment Letter executed by BTCo providing to the Company a $240 million senior secured credit facility (which was subsequently increased to $250 million); letter agreements (the "Letter Agreements") from certain senior members of management agreeing, among other things, to support the transaction and roll-over their Shares following the proposed transaction; and a unit purchase agreement between Vestar Capital Partners IV, L.P. and Acquisition Company (the "Unit Purchase Agreement") pursuant to which Vestar Capital Partners IV, L.P. agreed, subject to certain conditions, to purchase equity interests in Acquisition Company to fund the purchase of Shares by Acquisition Company. The proposal was conditioned upon, among other things, the Acquisition Parties reaching an agreement with the Foundation with respect to a minimum level of participation in the transaction by the Foundation and the receipt of funds pursuant to the Commitment Letter.

    On November 30, 1999, the Acquisition Parties delivered to the Foundation and its advisors a draft of a proposed agreement pursuant to which the Foundation would agree, among other things, to support the transaction; roll-over a minimum number of its Shares; and exchange some of its Shares for the Series A Preferred/Warrant Consideration having the same terms as those to be issued to Acquisition Company.

    On November 30, 1999, the Special Committee held a telephonic meeting with its legal and financial advisors to review the $21.50 per Share proposal on a preliminary basis. The Special Committee determined that the $21.50 per Share proposal was insufficient and instructed Bear Stearns to so advise Acquisition Company and request Acquisition Company to consider an increase in the price of its proposal.

    Following the November 30, 1999 meeting, on December 1, 1999, representatives of Bear Stearns contacted representatives of Acquisition Company to advise them that the $21.50 per Share proposal was insufficient. Bear Stearns advised Acquisition Company that the Special Committee would be meeting again later in the week and that the Special Committee had authorized Bear Stearns to request that the Acquisition Parties consider increasing the price being offered in their proposal. The representatives of Acquisition Company advised Bear Stearns that the Acquisition Parties would take the Special Committee's request under consideration.

    On December 2, 1999, representatives of Bear Stearns met with representatives of Acquisition Company to discuss and review the status of the proposal. At such meeting, representatives of Acquisition Company advised Bear Stearns that the Acquisition Parties would be prepared to increase their proposal by $.75 per Share to $22.25 provided that the Special Committee did not have any significant issues with the draft merger agreement presented with the Proposal. The representatives of Bear Stearns advised Acquisition Company that they would inform the Special Committee of the revised proposal but expected that the Special Committee would find the revised proposal to be insufficient.

    On December 3 , 1999, management informed Vestar and Bear Stearns that shipments for certain products were expected to be delayed, thereby deferring into year 2000 approximately $10 million in sales and resulting in a $2 million reduction in operating profit previously expected to be realized in 1999.

    On December 3, 1999, the Special Committee held a telephonic meeting with its financial and legal advisors. At such meeting, Bear Stearns advised the Special Committee of the Acquisition Parties' revised proposal of $22.25 per Share. The Special Committee determined that such price was still insufficient and instructed their legal and financial advisors to propose to the Acquisition Parties a price of $23.50 per Share. Following such meeting, the financial and legal advisors to the Special Committee communicated to representatives of Acquisition Company and legal counsel to the Acquisition Parties the Special Committee's proposal of $23.50 per Share and further advised representatives of Acquisition Company and legal counsel to the Acquisition Parties that until a favorable proposal was received with respect to price, the Special Committee had instructed its counsel not to engage in substantive negotiations regarding the draft merger agreement.

    On December 4, 1999, Mr. Gleason, together with representatives of Acquisition Company and counsel to the Acquisition Parties, met with the Investment Committee of the Foundation and its counsel to discuss the proposed transaction. Commencing on December 4, 1999, counsel to the Foundation and counsel to the Acquisition Parties commenced negotiations of the Foundation Agreement.

    On December 5, 1999, representatives of Acquisition Company and Bear Stearns discussed the transaction. Acquisition Company informed Bear Stearns that the Acquisition Parties were prepared to increase the price of their proposal to $23.00 per Share and that the $23.00 per Share price represented Acquisition Company's best and final offer. Bear Stearns informed the representatives of Acquisition Company that it would communicate that price to the Special Committee. In response to the increase in the price of the proposal and consistent with the authority granted by the Special Committee, the Special Committee's legal counsel distributed to counsel for the Acquisition Parties a revised draft of the merger agreement marked to indicate the changes from the draft that had been furnished with the Acquisition Parties' original proposal.

    From December 5 to December 8, 1999, the Acquisition Parties and their counsel negotiated the terms of the Merger Agreement with the Special Committee and its counsel and financial advisors and the terms of the Foundation Agreement with counsel to the Foundation.

    On December 7, 1999, the Special Committee met at the offices of its counsel in New York City with its financial and legal advisors. Counsel for the Special Committee reviewed the status of negotiations of the terms of the Merger Agreement and various resolved and unresolved issues, including the amount of the termination fee and the maximum dollar amount of expenses of the Acquisition Company that would be payable by the Company in the event the transactions contemplated by the Merger Agreement were not consummated for specified reasons and the initial expiration date of the Offer. Bear Stearns reviewed in detail with the Special Committee its preliminary analysis of the proposed transaction. Bear Stearns orally expressed its view that the price of $23.00 per Share in cash being offered in the Offer and to be received in the Merger was fair, from a financial point of view, to the Company's stockholders (other than the Acquisition Parties, their affiliates and the Foundation). The Special Committee instructed its legal counsel to continue negotiations with respect to the terms of the Merger Agreement.

    On December 7, 1999, following the meeting of the Special Committee, a special meeting of the Board took place at the offices of counsel for the Special Committee. Neither Mr. Gleason, nor Mr. David J. Burns, President and Chief Operating Officer and a director of the Company, nor any other members of the Company's management attended such meeting which was attended only by the members of the Special Committee and the other directors who were not officers or employees or otherwise affiliated with the Company and by the Special Committee's financial and legal advisors. Bear Stearns reviewed for the directors present at such meeting its preliminary analysis (presented earlier that day to the Special Committee) of the proposed transaction. Counsel for the Special Committee discussed the terms of the proposed merger agreement in detail, including the structure of the transaction as a joint cash tender offer by the Company and Acquisition Company, the terms of the debt financing that had been arranged by the Acquisition Parties and the conditions to the Offer and the Merger. In particular, counsel for the Special Committee discussed the importance of the specific provisions in the Merger Agreement which would allow the Board (acting upon the recommendation of the Special Committee) to negotiate with third parties who might submit written acquisition proposals and to terminate the Merger Agreement in such circumstances. Counsel for the Special Committee also reviewed the unresolved issues that had been discussed with the Special Committee earlier in the day.

    Following such meeting of the Board, counsel for the Special Committee continued to negotiate the terms of the Merger Agreement with counsel for the Acquisition Parties during the evening of December 7th and the morning of December 8th.

    On December 8, 1999, the Special Committee met again with its financial and legal advisors. Counsel for the Special Committee reported that it had satisfactorily concluded negotiation of the unresolved issues related to the Merger Agreement and Bear Stearns issued to the Special Committee its written opinion to the effect that, as of the date of the opinion and based upon and subject to the assumptions, factors and limitations set forth therein, the $23.00 per Share in cash being offered in the Offer and to be received in the Merger is fair, from a financial point of view, to the Company's stockholders (other than the Acquisition Parties, their affiliates and the Foundation). The Special Committee unanimously determined that the Offer and the Merger and the terms and provisions of the Merger Agreement were advisable, fair to and in the best interests of the Company's stockholders (other than the Acquisition Parties, their affiliates and the Foundation), and unanimously recommended to the full Board that it approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

    At a meeting of the full Board held on December 8, 1999 immediately following the Special Committee meeting, the Board received the recommendation of the Special Committee and reviewed the terms of the Transactions and the reasons for the Special Committee's recommendation. At such meeting, the Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company's stockholders (other than the Acquisition Parties, their affiliates and the Foundation), unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommended that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

    On December 9, 1999, the Company issued a press release announcing the execution of the Merger Agreement.

RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS; FAIRNESS OF THE
  TRANSACTIONS

    SPECIAL COMMITTEE. In determining that the Special Committee would approve and recommend the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to the full Board, the Special Committee considered the following factors, each of which in the view of the Special Committee, supported such determination:

        (1) MARKET PRICE AND PREMIUM. The Special Committee considered the historical market prices and recent trading activity of the Common Stock with a particular emphasis on the relationship between the $23.00 per Share in cash price offered by the Acquisition Parties and the trading history of the Common Stock. In particular, the Special Committee noted that the $23.00 per Share in cash price offered by the Acquisition Parties represents a premium of (x) approximately 27.8% over the $18.00 per Share closing price on the New York Stock Exchange (the "NYSE") on December 8, 1999, the last full trading day before the Merger Agreement was publicly announced, and (y) approximately 10.5% over the 52-week closing high of $20.81 per Share.

        (2) SPECIAL COMMITTEE FORMATION AND ARM'S-LENGTH NEGOTIATIONS. The Special Committee also considered the fact that the Merger Agreement and the transactions contemplated thereby were the product of arm's-length negotiations between the Acquisition Parties and the Special Committee (and their respective advisors), none of whose members were employed by or affiliated with the Company (except in their capacities as directors) or would have any equity interest in the Company following the Merger.

        (3) OFFER PRICE AND MERGER CONSIDERATION. The Special Committee concluded, based on its negotiations with the Acquisition Parties, that the Offer Price and Merger Consideration represented the highest price that the Acquisition Parties would be willing to pay in acquiring the Shares. This determination was the result of the Special Committee's arm's-length negotiations with the Acquisition Parties in an attempt to obtain the highest possible price and the fact that the Offer Price was increased by the Acquisition Parties on two occasions to a price equal to $1.50 per Share in excess of the initial proposal made by the Acquisition Parties.

        (4) BEAR STEARNS FAIRNESS OPINION. The Special Committee also considered the financial presentation of Bear Stearns and Bear Stearns' oral opinion delivered at the December 7, 1999 meeting of the Special Committee, subsequently confirmed in writing, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, factors and limitations set forth therein, the $23.00 per Share in cash being offered in the Offer and to be received in the Merger is fair, from a financial point of view, to the Company's stockholders (other than the Acquisition Parties, their affiliates and the Foundation). A COPY OF BEAR STEARNS' WRITTEN OPINION SETTING FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY BEAR STEARNS IS ATTACHED AS EXHIBIT I TO THIS OFFER TO PURCHASE AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION OF BEAR STEARNS CAREFULLY AND IN ITS ENTIRETY (SEE "--OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR").

        (5) TRANSACTION STRUCTURE. The Special Committee also evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Shares, thereby enabling the public stockholders of the Company the opportunity to obtain cash for all of their Shares at the earliest possible time and the fact that the per Share consideration to be paid in the Offer and the Merger is the same; the Special Committee also concluded that the 49-day period of time between the public announcement of the transaction and the initial expiration date of the Offer would provide a sufficient period of time for any interested third party to prepare and present an acquisition proposal for the Company.

        (6) MINIMUM CONDITION. The Special Committee also considered the fact that the Minimum Condition in the Offer represented approximately 80% of the Shares held by the stockholders of the Company other than the Foundation and the Continuing Stockholders.

        (7) TERMS OF THE MERGER AGREEMENT. The Special Committee also considered the terms of the Merger Agreement including (A) the provision providing that the Special Committee may, in the exercise of its fiduciary duties (and, with respect to persons who submitted written inquiries with regard to acquisition proposals in 1999 prior to the date of the Merger Agreement, without regard to its fiduciary duties), furnish or provide access to information concerning the Company to, and engage in discussions and negotiate with, third parties who make an unsolicited written acquisition proposal, (B) the ability of the Board (acting on the recommendation of the Special Committee), in the exercise of its fiduciary duty, to terminate the Merger Agreement on three business days notice in order to permit the Company to enter into an alternative transaction with a third party, and (C) the obligation to pay a $4.0 million termination (or "break up") fee and the obligation to pay the Acquisition Parties' documented costs and expenses not to exceed an aggregate of $2.5 million in the event the Merger Agreement is terminated because of a withdrawal or change in the Board's recommendation to stockholders favoring the Offer and the Merger or the Board's determination to enter into an agreement with respect to an alternative transaction with a third party. The Special Committee decided that the Merger Agreement would not unduly deter a third party from making, or inhibit the Special Committee in evaluating, negotiating and, if appropriate, approving, an alternative transaction.

        (8) RECEIPT OF COMMITMENT LETTER AND UNIT PURCHASE AGREEMENT. The Special Committee also considered the fact that the Company and Acquisition Company had received the Commitment Letter from BTCo to arrange, fund and administer the necessary debt financing for the Offer and the Merger, and the Special Committee had reviewed the terms and conditions of the Commitment Letter. The Special Committee also considered the fact that Acquisition Company had entered into the Unit Purchase Agreement that would provide it with the necessary funds to purchase the Shares being acquired by Acquisition Company pursuant to the Offer and that the Merger Agreement requires the consummation of the transactions contemplated by the Unit Purchase Agreement as a condition to the Company's obligation to purchase Shares in the Offer. (See "--Financing of the Transactions.")

        (9) HISTORICAL AND PROJECTED FINANCIAL PERFORMANCE AND RELATED RISK AND UNCERTAINTIES. The Special Committee also considered the various financial Projections prepared by the Company's management (see "THE OFFER--Certain Information Concerning the Company--Certain Projections"). The Special Committee noted that in view of the cyclical nature of the industry in which the Company operates, the Company's historical financial results were often different from the budgeted results of operations and sometimes significantly so.

        (10) THE COMPANY'S RECENT EARNINGS RESULTS AND INDUSTRY POSITION. The Special Committee also considered the Company's business, financial condition, results of operations and prospects and the nature of the industry in which the Company operates, including the prospects of the Company if it were to remain independent. The Special Committee noted that the results of operations for the Company for the nine months ended September 30, 1999 reflected net income of approximately $9.0 million (or $.90 per fully diluted share) as compared to net earnings of approximately $17.8 million (or $1.63 per fully diluted share) for the comparable period of the prior fiscal year, reflecting a decrease of approximately 45%. The Special Committee further noted that management informed Bear Stearns on December 3, 1999 that shipments for certain products were expected to be delayed, thereby deferring into year 2000 approximately $10 million in sales, and resulting in a $2 million reduction in operating profit previously expected to be realized in 1999, and, accordingly, the Company was likely to miss its latest budget estimate and the analysts' published expectations for 1999. The Special Committee also noted that the Company operates in a mature industry with cyclical customer demands and that the Company's customer base is undergoing consolidation and faces excess capacity.

        (11) LACK OF LIQUIDITY OF COMMON STOCK. The Special Committee also considered the relatively thin trading market and the lack of liquidity of the Common Stock. The Special Committee believes that the Offer and the Merger will permit the stockholders of the Company, other than the Acquisition Parties, their affiliates and the Foundation, to sell all of their Shares at a fair price.

        (12) POSSIBLE DECLINE IN MARKET PRICE OF COMMON STOCK. The Special Committee also considered the possibility that if a merger transaction with the Acquisition Parties were not negotiated and the Company remained as a publicly owned corporation, it is possible that because of a decline in the market price of the shares of the Common Stock or the stock market in general, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the $23.00 per Share price to be received by stockholders in connection with the Offer and the proposed Merger.

        (13) TREATMENT OF SHARES BY CERTAIN OF THE ACQUISITION PARTIES. The Special Committee acknowledged that Mr. Gleason (and certain of his family members and trusts) and the Foundation each would be receiving the Merger Consideration with respect to a portion of their Shares and therefore their interests were to some extent aligned with the interests of the public stockholders of the Company.

        (14) STRUCTURE OF FINANCIAL ADVISOR'S FEE. The Special Committee considered the fact that, under the terms of Bear Stearns' engagement letter, a portion of Bear Stearns' fee was structured as an incentive fee, providing Bear Stearns an additional incentive to negotiate, on behalf of the Special Committee, the highest possible price. See "--Opinion of the Special Committee's Financial Advisor."

        (15) REGULATORY APPROVALS. The Special Committee also considered the fact that there are relatively few regulatory approvals or consents required to consummate the Offer and the Merger, and the favorable prospects for receiving such approvals and consents.

        (16) AVAILABILITY OF DISSENTERS' RIGHTS. The Special Committee also considered the fact that dissenters' rights of appraisal will be available to the holders of Shares under Delaware law in connection with the Merger.

    The Special Committee also considered the fact that if the Merger is approved, the holders of the Shares will not participate in the future growth of the Company. Because of the risks and uncertainties associated with the Company's future prospects, the Special Committee concluded that this detriment was not quantifiable. The Special Committee also concluded that obtaining a cash premium for the Common Stock now was preferable to enabling the holders of such stock to have a speculative potential future return.

    BOARD OF DIRECTORS OF THE COMPANY. In reaching its determination referred to above, the full Board considered and relied upon the conclusions and unanimous recommendation of the Special Committee that the full Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the considerations referred to above as having been taken into account by the Special Committee, as well as the Board's own familiarity with the Company's business, financial condition, results of operations and prospects and the nature of the industry in which the Company operates.

    In light of the number and variety of factors that the Special Committee and the Board considered in connection with their evaluation of the Offer and the Merger, neither the Special Committee nor the Board found it practicable to quantify or otherwise assign relative weights to the foregoing factors, and, accordingly, neither the Special Committee nor the Board did so. In addition, individual members of the

Special Committee and the Board may have given different weights to different factors. Rather, the Special Committee and the Board viewed their positions and recommendations as being based on the totality of the information presented to and considered by it.

    The Board believes that the Offer and the Merger is procedurally fair because, among other things: (1) the Special Committee consisted of independent directors appointed by the Board to represent solely the interests of the Company's stockholders other than the Acquisition Parties, their affiliates and the Foundation; (2) the Special Committee retained and was advised by its own independent legal counsel who negotiated on behalf of the Special Committee; (3) the Special Committee retained and was advised by its own financial advisor, Bear Stearns, to assist it in evaluating the proposed transaction and provide it with financial advice; (4) the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger; and (5) the $23.00 per Share cash purchase price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between the Special Committee and the Acquisition Parties and their respective advisors. The Board believes that sufficient procedural safeguards to ensure fairness of the transaction and to permit the Special Committee to effectively represent the interests of the holders of the Common Stock (other than the Acquisition Parties, their affiliates and the Foundation) were present, and therefore there was no need to retain any additional unaffiliated representative to act on behalf of the holders of the Shares in view of (1) the unaffiliated status of the members of the Special Committee whose sole purpose was to represent the interests of the holders of the Shares (other than the Acquisition Parties, their affiliates and the Foundation) and retention by the Special Committee of its own independent legal counsel and financial advisor, and (2) the fact that the Special Committee, even though consisting of directors of the Company and therefore not completely unaffiliated with the Company, is a mechanism well recognized under Delaware law to ensure fairness in transactions of this type.

    Under the Company's certificate of incorporation, a plan of merger requires the affirmative vote of at least two-thirds of all outstanding shares entitled to vote thereon in order to be adopted. The Board and the Special Committee recognized that while the Merger is not structured to require the approval of the holders of two-thirds of the outstanding Shares of the Company held by stockholders other than the Acquisition Parties, their affiliates and the Foundation, the Minimum Condition represents a number of Shares held by the public stockholders in excess of 66 2/3% of such Shares. In addition, the Board and the Special Committee recognized that if the Offer is consummated, the Acquisition Parties, together with the Foundation, will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholders of the Company. Consummation of the Offer, however, is conditioned upon, among other things, the Minimum Condition, which may not be waived without the consent of the Special Committee. Pursuant to the Merger Agreement, consummation of the Offer is a condition to the Merger.

    THE BOARD, AFTER RECEIVING THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE, (1) HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, (2) HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS (OTHER THAN THE ACQUISITION PARTIES, THEIR AFFILIATES AND THE FOUNDATION), AND (3) UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR

    At the meeting of the Special Committee on December 7, 1999, Bear Stearns delivered its oral opinion to the Special Committee, confirmed in writing on December 8, 1999, to the effect that, as of the date of the Opinion, and subject to the assumptions and qualifications set forth therein, the $23.00 per Share cash consideration being offered in the Offer and to be received in the Merger was fair, from a financial point of view, to the Company's stockholders (other than the Acquisition Parties, their affiliates and the Foundation). The Opinion did not address the Common Stock or the Series A Preferred and the Warrants to be received by certain of the Acquisition Parties and the Foundation in connection with the Merger, as described in "--The Merger Agreement."

    THE FULL TEXT OF THE OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY BEAR STEARNS, IS ATTACHED AS EXHIBIT I TO THIS OFFER TO PURCHASE AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE OPINION SET FORTH IN THIS OFFER TO PURCHASE IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. STOCKHOLDERS ARE URGED TO READ CAREFULLY THE OPINION IN ITS ENTIRETY IN CONJUNCTION WITH THIS OFFER TO PURCHASE.

    The Opinion was expressly intended for the benefit and use of the Special Committee and does not constitute a recommendation to the Special Committee or the Board or to any stockholder of the Company as to whether to tender their Shares in the Offer or vote in connection with the Merger. The Opinion also does not address the underlying business decision to pursue or effect the Offer or the Merger.

    The Offer Price was determined by the Special Committee and the Acquisition Parties through arm's-length negotiations. Although Bear Stearns was consulted and provided certain advice to the Special Committee from time to time during the course of such negotiations, the consideration to be received was not based on any recommendation by Bear Stearns. The Special Committee did not provide specific instructions to, or place any limitations upon, Bear Stearns with respect to the procedures to be followed or factors to be considered by Bear Stearns in performing its analyses or rendering the Opinion.

    In the course of performing its review and analyses for rendering the Opinion, Bear Stearns, among other things:

    - reviewed a draft of the Merger Agreement;

    - reviewed the Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 1995 through 1998, and Quarterly Reports on Form 10-Q for the periods ended March 31, 1999, June 30, 1999 and September 30, 1999;

    - reviewed the Company's Current Reports on Form 8-K filed on June 30, 1995 and August 14, 1997 and the Company's Proxy Statement filed on May 4, 1999;

    - reviewed certain operating and financial information, including projections and alternative forecasts (collectively, the "Forecasts"), provided to Bear Stearns by management relating to the Company's business and prospects;

    - met with certain members of the Company's senior management to discuss the Company's business, operations, historical financial results and future prospects, including the Forecasts;

    - reviewed the historical prices, valuation parameters and trading volume of the Common Stock;

    - reviewed publicly available financial data, stock market performance data and valuation parameters of companies which Bear Stearns deemed generally comparable to the Company;

    - reviewed the financial terms, to the extent publicly available, of recent acquisitions of companies which Bear Stearns deemed generally comparable to the Company;

    - performed discounted cash flow analyses based on the Forecasts; and

    - conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

    In the course of its review, Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the Forecasts, provided to Bear Stearns by the Company. With respect to the Forecasts, Bear Stearns assumed that they were reasonably prepared on bases reflecting currently available estimates and judgments of the Company's senior management as to the potential future performance of the Company. Bear Stearns did not assume any responsibility for the independent verification of any such information or of the Forecasts, and Bear Stearns further relied upon the assurances of the Company's senior management that they were unaware of any facts that would make the information or the Forecasts incomplete or misleading. In arriving at the Opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets, liabilities or solvency of the Company, nor was it furnished with any such appraisals. For purposes of rendering the Opinion, Bear Stearns assumed the final form of the Merger Agreement was substantially similar to the last draft reviewed by Bear Stearns. The Opinion is necessarily based on economic, market and other conditions, and the information made available to Bear Stearns, as of the date of the Opinion.

    In connection with preparing and rendering the Opinion, Bear Stearns performed a variety of valuation, financial and comparative analyses. The summary of such analyses, as set forth below, does not purport to be a complete description of the analyses underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Bear Stearns believes that its analyses must be considered as a whole, and that selecting portions of its analyses and the factors considered by it, without considering all such factors and analyses, could create an incomplete or misleading view of the processes underlying the Opinion. Moreover, the analyses performed by Bear Stearns, particularly those based on the Forecasts, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Accordingly, such estimates are inherently subject to substantial uncertainties.

    In connection with the preparation of the Opinion, Bear Stearns was not authorized by the Special Committee to solicit, nor did Bear Stearns solicit, third-party indications of interest for the acquisition of all or any part of the Company.

    Bear Stearns did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support the Opinion. In arriving at the Opinion, Bear Stearns considered the results of its separate analyses and did not attribute particular weight to any one analysis or factor. The matters considered by Bear Stearns in its analyses were based on numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control and involve the application of complex methodologies and educated judgments.

    The following is a summary of the material valuation, financial and comparative analyses performed by Bear Stearns in arriving at the Opinion.

    COMPARABLE COMPANIES ANALYSIS. Using publicly available information, Bear Stearns reviewed and compared the financial and stock market performance of the Company and certain ratios and multiples of the Company to the financial and stock market performance and the corresponding ratios and multiples of eight publicly traded companies that Bear Stearns believed were generally comparable to the Company (the "Comparable Companies"). The Comparable Companies were Browne & Sharpe Manufacturing Co., DT Industries Inc., Genesis Worldwide Inc., Hardinge Inc., Hurco Companies Inc., Milacron Inc., Newcor Inc. and UNOVA Inc. For each of the comparable companies, Bear Stearns reviewed certain publicly available financial data, valuation statistics, financial ratios, research reports, published earnings estimates for 1999 and 2000 and stock market information and calculated the ratios and multiples based on such information, which data was adjusted, where applicable, for certain pension liabilities and other post-retirement benefit obligations as described below under "Treatment of Net Unfunded Pension Liabilities and Other Post-Retirement Benefit Obligations," and was further adjusted for certain extraordinary and non-recurring items. Financial data reviewed included revenues, operating earnings before interest, taxes, depreciation and amortization ("EBITDA"), operating earnings before interest and taxes ("EBIT"), net income and earnings per share ("EPS") for various time periods, as well as certain operating margins, valuation statistics, financial ratios and projected growth rates. For purposes of its analysis, Bear Stearns also reviewed the harmonic mean of certain valuation multiples of the Comparable Companies.

    Among other analyses, for each of the Comparable Companies, Bear Stearns calculated the ratio of their respective stock prices as of December 7, 1999 to their respective earnings per share ("P/E") during the 12-month period ended September 30, 1999 ("LTM") and estimated 1999 and projected 2000 earnings per share, and also calculated the ratio of their respective enterprise values (I.E., market value of equity plus debt and net pension and other post-retirement benefit obligations, less cash and cash equivalents) ("Enterprise Value") as of December 7, 1999 to their respective LTM sales, LTM EBIT and LTM EBITDA and estimated 1999 and projected 2000 EBITDA. This analysis indicated the following:

                                                             ENTERPRISE VALUE/                              STOCK PRICE/
                                            ----------------------------------------------------   ------------------------------
                                              LTM        LTM        LTM       1999E      2000P       LTM       1999E      2000P
                                             SALES       EBIT      EBITDA     EBITDA     EBITDA      EPS        EPS        EPS
                                            --------   --------   --------   --------   --------   --------   --------   --------
Harmonic Mean of Comparable
  Companies (1)...........................   0.53x      10.4x       6.1x       6.0x       5.1x       9.6x      13.2x       9.6x
High of Comparable Companies..............   0.81x      16.2x       8.3x       8.0x       6.3x      25.8x      24.5x      15.3x
Low of Comparable Companies...............   0.34x       7.1x       4.9x       3.9x       3.8x       5.5x       7.2x       6.5x
Gleason--At $23.00 per Share (2)..........   0.90x       9.2x       5.6x       6.2x       5.7x      12.4x      15.0x      13.5x

------------------------

(1) "Harmonic Mean" represents the reciprocal of the arithmetic mean of the reciprocals of a set of data points.

(2) Source of estimated and projected information: management's latest estimates and projections. See "THE OFFER--Certain Information Concerning the Company--Certain Projections."

    Bear Stearns chose the Comparable Companies because they have general business, operating and financial characteristics similar to those of the Company. However, Bear Stearns noted that no company used in the foregoing analysis is directly comparable to the Company. Accordingly, Bear Stearns did not rely solely on the mathematical results of the analysis, but also made qualitative judgments concerning the differences in financial and operating characteristics of the Company and the Comparable Companies and other factors that could affect the values of each.

    PRECEDENT M&A TRANSACTIONS ANALYSIS. Bear Stearns reviewed and analyzed certain publicly available financial information related to thirteen merger and acquisition transactions over the prior four years that Bear Stearns deemed generally comparable to the proposed transaction (the "Precedent M&A Transactions"). The Precedent M&A Transactions were the following:

ACQUIROR                               TARGET
--------                               ------
Goldman Industrial                     Bridgeport Machines

Genesis Worldwide                      Herr-Voss Industries

UNOVA                                  Cincinnati Milacron's Machine Tool
                                       Business

UNOVA                                  R&B Machine Tool Company

Newcor                                 Deco Group

UNOVA                                  Goldcrown Machinery

Gleason                                Hermann Pfauter

DT Industries                          Lucas Assembly and Test Systems

Koch Industries                        Glitsch International

Newcor                                 Plastronics Plus

Precision Castparts                    Olofsson Corporation

Hardinge                               Kellenberger

Gleason                                Hurth

    For each of the Precedent M&A Transactions, Bear Stearns reviewed certain publicly available information for the acquired companies, including revenues, EBITDA, EBIT, net income and calculated certain valuation statistics, including the ratio of Enterprise Value to LTM sales, LTM EBITDA and LTM EBIT, and the ratio of equity value to LTM net income and book value. Adjustments were made, where applicable, for certain net unfunded pension and other post-retirement benefit obligations as described below under "--Treatment of Net Unfunded Pension Liabilities and Other Post-Retirement Benefit Obligations" and for certain extraordinary and non-recurring items. This analysis indicated the following:

                                                             ENTERPRISE VALUE/              EQUITY VALUE/
                                                       ------------------------------   ---------------------
                                                         LTM        LTM        LTM         LTM         BOOK
                                                        SALES      EBITDA      EBIT     NET INCOME    VALUE
                                                       --------   --------   --------   ----------   --------
Harmonic Mean of Precedent M&A Transactions (1)......   0.60x       6.3x       9.2x       12.0x        1.1x
High of Precedent M&A Transactions...................   1.15x       7.7x      12.6x        16.1        2.2x
Low of Precedent M&A Transactions....................   0.35x       5.0x       6.6x        9.6x        0.8x
Gleason--At $23.00 per Share (2).....................   0.91x       6.2x      11.0x       15.0x        1.8x
Gleason--At $23.00 per Share (3).....................   0.90x       5.6x       9.2x       12.2x        1.8x

------------------------

(1) "Harmonic Mean" represents the reciprocal of the arithmetic mean of the reciprocals of a set of data points.

(2) Implied transaction multiples based on 1999E data.

(3) Implied transaction multiples based on LTM (ended September 30, 1999) data.

    All multiples for the Precedent M&A Transactions were based on financial information available at the time of the announcement of the relevant Precedent M&A Transaction and data for the latest twelve months preceding the date of announcement of the transaction.

    Bear Stearns noted that no company or transaction used in the foregoing analysis is directly comparable to the Company or the proposed transaction. Accordingly, Bear Stearns did not rely solely on the mathematical results of the analysis, but also made qualitative judgements concerning the differences in financial and operating characteristics of the companies and the Precedent M&A Transactions and other factors that could affect the value of the companies or transactions to which the Company or the proposed transaction are being compared.

    HYPOTHETICAL PER SHARE PRICE ANALYSIS. Bear Stearns performed a hypothetical future stock price analysis with respect to the Shares based on projections for calendar years 2001, 2002 and 2003. Bear Stearns assumed that the Company continued to pay dividends at the current level ($0.25 per Share per year) and derived a range of hypothetical prices per Share at the beginning of each of 2001, 2002 and 2003 by multiplying projected earnings per Share (based on such projections) by a range of assumed future forward multiples of price to earnings of 8.0x to 11.0x. Bear Stearns discounted these hypothetical future prices per Share, together with a stream of projected dividends, applying discount rates of 12% and 14%. The discount rates used were based on the Company's estimated cost of equity capital. This analysis indicated the following:

                                                        PRESENT VALUE OF HYPOTHETICAL FUTURE STOCK PRICE
                                                                    (DISCOUNTED AT 12%) (1)
                                           --------------------------------------------------------------------------
                                                   2001                       2002                       2003
                                           --------------------       --------------------       --------------------
Case I (2)...............................  $      17.75--$24.32       $      18.63--$25.46       $      18.82--$25.66
Case II (2)..............................  $      10.57--$14.45       $      12.16--$16.57       $      14.40--$19.58

                                                        PRESENT VALUE OF HYPOTHETICAL FUTURE STOCK PRICE
                                                                    (DISCOUNTED AT 14%) (1)
                                           --------------------------------------------------------------------------
                                                   2001                       2002                       2003
                                           --------------------       --------------------       --------------------
Case I (2)...............................  $      17.43--$23.89       $      17.99--$24.58       $      17.86--$24.34
Case II (2)..............................  $      10.39--$14.20       $      11.74--$15.99       $      13.67--$18.57

------------------------

(1) Values at the beginning of the year.

(2) See "THE OFFER--Certain Information Concerning the Company--Certain Projections."

    DISCOUNTED CASH FLOW ANALYSIS. Bear Stearns performed a discounted cash flow analysis of the Company based on projections for calendar years 2000, 2001, 2002 and 2003. Free cash flows for the four-year period beginning January 1, 2000 and ending on December 31, 2003 were discounted to December 31, 1999. Bear Stearns calculated free cash flow for each year as tax-effected EBIT, plus depreciation and amortization, less changes in working capital and capital expenditures. Bear Stearns adjusted EBIT to exclude the net cost associated with pension and other post-retirement benefit obligations, as described below under "Treatment of Net Unfunded Pension Liabilities and Other Post-Retirement Benefit Obligations." Bear Stearns calculated a terminal value by applying to projected 2003 EBITDA a range of multiples of 4.5x to 5.5x. Bear Stearns' determination of the appropriate range of multiples was based on the expected growth prospects of the Company in 2003. To that extent, Bear Stearns considered the expected perpetual growth rates in the cash flows implied by the selected multiples. Discount rates of 10% to 11% were chosen based on the cost of capital to the Company calculated within the capital asset pricing model framework. To calculate the aggregate net present value of the equity of the Company, Bear Stearns subtracted total debt, net pension and other post-retirement benefit obligations, minus cash and cash equivalents of the Company as of September 30, 1999, from the sum of the present value of the projected free cash flows and the present value of the terminal value. This analysis indicated the following:

                                                     IMPLIED EQUITY VALUE PER SHARE
                                                     ------------------------------
Case I (1).........................................       $      21.80--$27.80
Case II (1)........................................       $      15.96--$20.92

(1) See "THE OFFER--Certain Information Concerning the Company--Certain Projections."

    HISTORICAL STOCK PRICE ANALYSIS. Bear Stearns reviewed the historical closing prices of the Shares on the NYSE. Bear Stearns observed that the Offer Price represented the following premiums to selected closing prices of the Shares on the NYSE at various times during such 12-month period:

                                                          PRICE         IMPLIED PREMIUM
                                                    -----------------   ---------------
Closing Price--December 7, 1999...................  $    18.06                27.3%
30-Day Average....................................       17.76                29.5%
6-Month Average...................................       17.37                32.4%
12-Month Average..................................       17.56                31.0%
52-Week Low.......................................       15.88                44.9%
52-Week High......................................       20.81                10.5%

    TREATMENT OF NET UNFUNDED PENSION LIABILITIES AND OTHER POST-RETIREMENT BENEFIT OBLIGATIONS. The Company advised Bear Stearns that it is subject to liabilities for unfunded pension and other post-retirement benefits. In performing its analyses, Bear Stearns treated unfunded pension and other post-retirement benefit obligations similarly to debt and made appropriate balance sheet and income statement adjustments, which were applied in calculating Enterprise Value (by treating the difference between the projected benefit obligations and the fair value of plan assets similarly to debt) and adjusting EBITDA and EBIT to exclude the net cost associated with these obligations. All analyses pertaining to public comparable companies, precedent merger and acquisition transactions and discounted cash flow valuation have been prepared on a consistent basis with respect to net pension and other post-retirement benefit obligations.

    The Special Committee engaged Bear Stearns as its financial advisor based on Bear Stearns' expertise, reputation and familiarity with the capital goods industry and because its investment banking professionals have substantial experience in transactions similar to the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Bear Stearns has not been previously engaged by the Company or the Special Committee to provide any investment banking and financial advisory services in connection with any mergers, acquisitions or business combinations or in connection with any offerings of equity or debt. Bear Stearns is an internationally recognized investment banking firm and, as part of its investment banking activities, regularly engages in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, Bear Stearns may actively trade the securities of the Company for its own account and for the accounts of its customers and, accordingly, may, at any time, hold a long or short position in the Company's securities.

    Pursuant to the terms of its engagement letter with Bear Stearns, dated as of October 1, 1999 (the "Bear Stearns Engagement Letter"), the Company is required to pay Bear Stearns a cash fee of $1,000,000 for rendering its Opinion as to fairness with respect to a transaction. The Bear Stearns Engagement Letter further provides for the payment to Bear Stearns of a cash fee equal to the sum of (1) 0.5% of the aggregate consideration based on the initial proposal received by the Company with respect to the transaction ($21.50 per Share) in respect of (A) the assets or operations of the Company, (B) the Shares and other capital stock, securities, warrants, options or other rights to acquire capital stock of the

Company, and (C) the assumption, directly or indirectly (by operation of law or otherwise), or repayment, retirement or settlement of indebtedness and other long-term liabilities (including, without limitation, pension liabilities and other post-retirement benefits) of the Company, and (2) the Incentive Fee (as defined below). The "Incentive Fee" is based upon the increase between the aggregate consideration offered in the initial proposal received by the Company with respect to a transaction ($21.50 per Share) and the aggregate consideration paid upon the closing of a transaction in an amount equal to: (A) 1.0% of the increase in aggregate consideration resulting from up to $1.00 of increase in the price per Share, (B) 3.0% of the increase in aggregate consideration resulting from an increase in the price per Share greater than $1.00 and up to $2.00 per Share, and (C) 5.0% of the increase in aggregate consideration resulting from an increase in the price per Share greater than $2.00 per Share. This Incentive Fee, against which the $1,000,000 opinion fee paid in connection with the delivery of the Opinion is to be credited, is payable upon consummation of the Offer. In addition, the Company has agreed to reimburse Bear Stearns for all reasonable out-of-pocket expenses incurred by it (including reasonable fees and disbursements of counsel and other consultants and advisors retained by Bear Stearns) in connection with the transaction. The Company has also agreed to indemnify Bear Stearns against certain liabilities in connection with its engagement, including certain liabilities under the federal and state securities laws. The total Incentive Fee payable to Bear Stearns is approximately
$1.8 million.

PURPOSE AND STRUCTURE OF THE TRANSACTIONS

    The purpose of the Transactions is for the Acquisition Parties to recapitalize the Company and, together with the Foundation, to own the entire equity interest in the Company in a transaction in which the holders of Shares (other than the Acquisition Parties and the Foundation) would be entitled to have their equity interest in the Company extinguished in exchange for cash in the amount of $23.00 per Share. Such acquisition is structured as a joint third party tender offer by Acquisition Company and a self-tender offer by the Company to purchase at the Offer Price all Shares validly tendered and not withdrawn pursuant to the Offer. Pursuant to the Merger Agreement, Acquisition Company has agreed to pay for and purchase the first 2,318,126 Shares tendered pursuant to the Offer, and the Company has agreed to pay for and purchase all Shares tendered in excess of such 2,318,126 Shares paid for and purchased by Acquisition Company. The Offer is being made as part of a comprehensive plan to recapitalize the Company.

    As described above, the Board has approved the Merger and the Merger Agreement in accordance with the DGCL and rendered inapplicable the restrictions on mergers contained in Section 203 of the DGCL. The Board will be required to submit the Merger Agreement to the Company's stockholders for adoption at a stockholders' meeting convened for that purpose in accordance with the DGCL and the Company's certificate of incorporation. Under the Company's certificate of incorporation, the Merger Agreement must be adopted by the affirmative vote of holders of two-thirds of the outstanding shares of Common Stock. Pursuant to the Merger Agreement, the Company has agreed to convene a meeting of its stockholders as soon as practicable following the consummation of the Offer for the purpose of adopting the Merger Agreement and, subject to its fiduciary obligations under applicable law, to include in any proxy or information statement required for such meeting the recommendation of the Board that the Company's stockholders vote in favor of the adoption of the Merger Agreement. IF THE MINIMUM CONDITION IS SATISFIED AND SHARES ARE PURCHASED IN THE OFFER, THE FAVORABLE VOTE TO APPROVE THE MERGER WILL BE ASSURED.

    It is anticipated that, prior to the Effective Time, certain additional stockholders who are employees of the Company and its subsidiaries will be given the opportunity to elect to become Continuing Stockholders and therefore retain their Shares and Options following the Merger. To the extent such Continuing Stockholders make such election, they will execute the Management Subscription Agreement (as defined herein), the Stockholders' Agreement and the Voting Trust Agreement (as defined herein) at or prior to the Effective Time, and all Shares and Company Options (as defined herein) held by such additional Continuing Stockholders will be treated in a substantially similar manner to the treatment of the Shares and Company Options held by all other Continuing Stockholders.

PLANS FOR THE COMPANY AFTER THE TRANSACTIONS

    Pursuant to the terms of the Merger Agreement, the Company, Acquisition Company and Merger Subsidiary intend to effect the Merger as soon as practicable following completion of the Offer. Following the Effective Time, the Board will be reconstituted to consist of three members of management and two representatives of Acquisition Company, and the officers of the Surviving Corporation will be the officers of the Company immediately prior to the Effective Time. See "--The Merger Agreement."

    It is currently expected that the business and operations of the Surviving Corporation will be continued substantially as they are currently being conducted by the Company and its subsidiaries. Except as otherwise indicated in this Offer to Purchase or as contemplated by the Stockholders' Agreement, none of the Purchasers, the Foundation or the Continuing Stockholders has any present plans or proposals involving the Company or its subsidiaries which relate to or would result in an extraordinary corporate transaction such as a merger, reorganization or liquidation, or a sale or transfer of a material amount of assets, or any material change in the Company's present dividend policy, indebtedness or capitalization, or any other material change in the Company's corporate structure or business. However, the Surviving Corporation's management and board of directors will review proposals or may propose the acquisition or disposition of assets or other changes in the Surviving Corporation's business, corporate structure, capitalization, management or dividend policy which they consider to be in the best interests of the Surviving Corporation and its stockholders. The Surviving Corporation's management and board of directors may, from time to time, evaluate and review the Surviving Corporation's businesses, operations and properties and make such changes as are deemed appropriate.

    Upon consummation of the Transactions, the Company will become a privately held corporation. Accordingly, stockholders (other than Acquisition Company, the Foundation and the Continuing Stockholders with respect to their Retained Shares (as defined below)) will not have the opportunity to participate in the earnings and growth of the Surviving Corporation after the consummation of the Transactions and will not have any right to vote on corporate matters. Similarly, such stockholders will not face the risk of losses generated by the Surviving Corporation's operations or any decrease in the value of the Surviving Corporation after the consummation of the Transactions.

    Following the consummation of the Transactions, the Shares will no longer be quoted on the NYSE. In addition, the registration of the Shares under the Exchange Act will be terminated. Accordingly, following the consummation of the Transactions, there will be no publicly-traded Shares outstanding. See "--Certain Effects of the Transactions" and "THE OFFER--Effect of the Transactions on the Market for the Shares; Exchange Act Registration." It is expected that if Shares are not accepted for payment by the Purchasers pursuant to the Offer and the Transactions are not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTIONS

    Pursuant to the Merger Agreement, 138,455 of the Shares held by Mr. Gleason and all of the Shares held by the other Continuing Stockholders each will be converted into the right to retain one share (a "Retained Share") of Surviving Corporation Common Stock, and all Company Options held by such Continuing Stockholders (other than Mr. Gleason), and certain of the Company Options held by Mr. Gleason, each will continue to represent an option to acquire the same number of shares of Surviving Corporation Common Stock. See "--The Merger Agreement." Such retention of a continuing interest in the equity of the Company pursuant to the Merger Agreement may present certain members of the Board and the Company's management, including Mr. Gleason, with actual, potential or the appearance of conflicts of interest in connection with the Transactions. In considering the recommendation of the Special Committee and the Board with respect to the Transactions, stockholders should be aware of such interests. The Special Committee and the Board were aware of such interests and considered them along with other matters described under "--Recommendation of the Special Committee and Board of Directors; Fairness of the Transactions."

    In connection with the Merger, Mr. Gleason: (1) will receive $1,629,646 in net cash representing the difference between the aggregate Merger Consideration for 108,100 Shares issuable upon exercise of options held by Mr. Gleason and the aggregate exercise price such options; (2) will receive an aggregate of approximately $456,136 in cash in exchange for 19,832 Shares held by him which will be cashed out in the Merger; and (3) will transfer 21,555 Shares (valued at $23.00 per Share) to the Company as payment of the exercise price of 62,700 options to be exercised by Mr. Gleason on or prior to the Effective Time. Following the Merger, Mr. Gleason will own 138,455 Retained Shares and 116,000 options (before giving effect to any grant of new options). The Merger Agreement also provides that Mr. Gleason and David J. Burns, President and Chief Operating Officer of the Company, each of whom is a current member of the Board, will be two of the five directors of the Surviving Corporation immediately after the Effective Time and that John J. Perrotti, the Vice President-Finance and Treasurer of the Company, will also become a member of the Board. The current officers of the Company will become officers of the Surviving Corporation immediately after the Effective Time. See "--The Merger Agreement."

    It is anticipated that up to an aggregate of $350,000 will be paid by the Company as loans to certain members of management in December 1999 to assist in the payment of certain taxes to be incurred in connection with the Transactions. It is anticipated that such loans will be full recourse and will bear interest at market rates. It is also contemplated that there may be increases in the base salary of certain members of senior management following the Offer and/or Merger, such increases to be determined by the Board of Directors of the Company.

    Certain members of the Board and the Company's management may have other actual, potential or the appearance of potential conflicts of interest in connection with the Transactions as set forth below.

    TREATMENT OF RESTRICTED SHARES. In approving the Merger, on December 8, 1999 the Board authorized the acceleration of all restrictions with respect to the restricted stock issued under the Company's 1992 Stock Plan and authorized the acceleration of the distribution of, and elimination of restrictions on, Shares under the Company's Miriam B. Gleason Restricted Stock Plan (the "MBG Shares"). As a result of such action, the members of senior management who are Continuing Stockholders had restrictions lapse on the following numbers of Shares and MBG Shares, respectively: James S. Gleason (2,722 Shares and 14,824 MBG Shares); David J. Burns (2,205 Shares and 7,372 MBG Shares); John J. Perrotti (2,202 Shares and 8,220 MBG Shares); Edward J. Pelta (587 Shares and 3,635 MBG Shares); Gary J. Kimmet (0 Shares and 8,996 MBG Shares); and John W. Pysnack (1,228 Shares and 2,892 MBG Shares).

    VOTING TRUST AGREEMENT. Pursuant to a Voting Trust Agreement (the "Voting Trust Agreement") to be entered into upon consummation of the Merger, the Continuing Stockholders will assign and transfer to Mr. Gleason, Mr. Burns and Mr. Pelta, Vice President, General Counsel and Secretary of the Company, as voting trustees (the "Voting Trustees"), all Shares held by them on the date thereof and the certificates therefor, as well as any other shares of Common Stock and the certificates therefor thereafter acquired by them (including, without limitation, pursuant to the exercise of any option, warrant, convertible security or any other right to acquire Common Stock) immediately upon such acquisition. The Voting Trustees will hold such shares of Common Stock in trust (the "Voting Trust") subject to the terms and conditions of the Voting Trust Agreement and will deliver to each Continuing Stockholder certificates (the "Voting Trust Certificates") representing the shares of Common Stock so deposited by them. The Voting Trust Agreement requires that any Permitted Transferee (as defined in the Stockholders' Agreement) of any Continuing Stockholder who may after the date thereof become a holder of shares of Common Stock as a result of a Permitted Transfer (as defined in the Stockholders' Agreement) by such Continuing Stockholder will become a party to the Voting Trust Agreement and will deposit with the Voting Trustees the certificates representing the shares held by such Permitted Transferee, and such shares will become subject to the terms and conditions of the Voting Trust Agreement. No transfer of any shares of Common Stock will be permitted under the Voting Trust Agreement unless, as required by the Stockholders' Agreement, the transferor of such shares has delivered to the Voting Trustees and the Company a written agreement of the Permitted Transferee of such shares to be bound by the terms and conditions of the Voting Trust Agreement and the Stockholders' Agreement and to deposit any certificates representing such shares with the Voting Trustees in accordance with the Voting Trust Agreement.

    The Voting Trust Agreement also provides that each Voting Trust Certificate will be subject to the restrictions against sale or other transfer as set forth in the Stockholders' Agreement that are and would be applicable to the particular shares of Common Stock represented by such Voting Trust Certificate if such shares of Common Stock were held of record by the holder of such Voting Trust Certificate and had not been deposited with the Voting Trustees thereunder. See "--Stockholders' Agreement."

    Pursuant to the Voting Trust Agreement, if, prior to the occurrence of a Control Event (as defined in the Stockholders' Agreement), any vacancy occurs, by reason of death, disability, resignation or inability or refusal to act, in the position of (i) Mr. Gleason or Mr. Burns, as Voting Trustees, either of such Voting Trustee's successor will be such individual who, at the time such vacancy occurs, is serving as the most senior member of management of the Company (as determined by the Board by a Special Board Vote (as defined in the Stockholders' Agreement)), and any subsequent vacancy in either position will thereafter be filled by the most senior member of management of the Company (as determined by the Board by a Special Board Vote) at the time such vacancy occurs, and (ii) Mr. Pelta, as Voting Trustee, such vacancy, and any subsequent vacancy in such position, will be filled by the appointment by the remaining Voting Trustees of a successor Voting Trustee, which successor shall be reasonably acceptable to Acquisition Company. The Voting Trust Agreement provides that, upon the occurrence of a Control Event, all of the Voting Trustees will immediately resign, whereupon all powers, rights and obligations of such resigning Voting Trustees under the Voting Trust Agreement will cease, and Acquisition Company will become the sole Voting Trustee, and all of the rights, powers and obligations of the Voting Trustees thereunder will then pass to and devolve upon Acquisition Company; PROVIDED, HOWEVER, that in the event of any cure of a Control Event pursuant to the Stockholders' Agreement, Acquisition Company will immediately resign as Voting Trustee, whereupon all powers, rights and obligations of Acquisition Company under the Voting Trust Agreement will cease, and the Voting Trustees who were serving in such positions immediately prior to the occurrence of such Control Event, or their appropriate successors, will become the Voting Trustees thereunder.

    The Voting Trust Agreement requires that the Voting Trustees vote the shares of Common Stock held by them thereunder in accordance with the terms of the Stockholders' Agreement. See "--Stockholders' Agreement." All questions arising among the Voting Trustees will be determined by an affirmative decision of the majority of those then holding office as Voting Trustees, either at a meeting or by written consent without a meeting; PROVIDED, HOWEVER, that in the event no such determination by a majority of the Voting Trustees is obtained, the Voting Trustees will vote the shares of Common Stock held by them in accordance with the determination of a majority of the Board by a Special Board Vote. The decision or act of a majority of the Voting Trustees will be deemed, for the exercise of the voting power and for all purposes of the Voting Trust Agreement, the decision or act of all of the Voting Trustees.

    The Voting Trust Agreement will terminate immediately upon the termination of the Stockholders' Agreement and may be amended, modified or supplemented by the affirmative vote of a majority in interest of the holders of Voting Trust Certificates and by Acquisition Company until Acquisition Company owns less than the Preferred Minimum Threshold (as defined in the Stockholders' Agreement) and less than 10% of the shares of Common Stock that it owned immediately following the Effective Time.

    STOCKHOLDERS' AGREEMENT. Acquisition Company and certain of the Continuing Stockholders have entered into the Stockholders' Agreement, dated as of November 29, 1999, which will become effective upon the consummation of the Merger. The Company, the Voting Trust, the Foundation and any additional Continuing Stockholders will become parties to the Stockholders' Agreement on or prior to the consummation of the Merger.

    Pursuant to the Stockholders' Agreement, the Board, upon the consummation of the Merger, will initially consist of five directors, and Acquisition Company and the Voting Trust will vote all of their shares of Common Stock to elect (i) three designees of the Voting Trust (each a "Voting Trust Director"), provided that such designees shall include the two most senior members of the Company's management, and (ii) two designees of Acquisition Company (each an "Acquisition Company Director"). Within one year after the Effective Time, the Voting Trust and Acquisition Company will each designate one non-affiliated individual who is reasonably acceptable to the other party to serve as an independent director of the Board (the "Voting Trust Independent Director" and the "Acquisition Company Independent Director," respectively), and the authorized number of directors of the Board will increase to seven immediately upon such designations. Acquisition Company will have the exclusive right to remove any Acquisition Company Independent Director and the right, subject to reasonable acceptance by the Voting Trust, to replace such Acquisition Company Independent Director, and the Voting Trust will have the exclusive right to remove any Voting Trust Independent Director and, subject to reasonable acceptance by Acquisition Company, to replace such Voting Trust Independent Director.

    Under the Stockholders' Agreement, upon the occurrence of certain control events (the "Control Events"), Acquisition Company may (i) increase its representation on the Board and (ii) as described under "--Voting Trust Agreement," become the sole Voting Trustee. The Stockholders' Agreement also provides that the continuing right of Acquisition Company and the Voting Trust to designate directors to the Board will be conditioned upon the maintenance of certain ownership thresholds, and a Special Board Vote which requires the affirmative vote of certain directors will be necessary in order for the Board to approve and authorize certain actions.

    Under the Stockholders' Agreement, Acquisition Company will have the right to require the Company to purchase at Fair Market Value (as defined in the Stockholders' Agreement) shares of Common Stock and/or Warrants representing up to 50% on or after November 29, 2005, and up to 100% on or after November 29, 2006, of the number of shares of Common Stock and Warrants owned by Acquisition Company immediately after the Effective Time (the "Acquisition Company Common Put"). Upon receipt of notice of an Acquisition Company Common Put, the Foundation and Mr. Gleason will also have certain put rights with respect to, in the case of the Foundation, its Common Stock and/or Warrants, and, in the case of Mr. Gleason, his Common Stock and/or Company Options. In addition, subject to the terms of the Stockholders' Agreement, on the sixth, seventh, eighth and ninth anniversaries of the date of the Stockholders' Agreement, Mr. Gleason will have the right to require the Company to purchase at Fair Market Value 25%, 50%, 75%, and 100%, respectively, of the Common Stock and/or Company Options held by him upon written notice to the Company.

    After the exercise of the Acquisition Company Common Put for at least 25% of the number of shares of Common Stock, including shares of Common Stock underlying Warrants, that were held by Acquisition Company immediately following the Effective Time, and if Acquisition Company owns less than 10% of the Series A Preferred it held immediately following the Effective Time, the Company will have the right to purchase all, but not less than all, of the shares of Common Stock, Warrants and Series A Preferred owned by Acquisition Company, subject to certain exceptions as set forth in the Stockholders' Agreement.

    Pursuant to the Stockholders' Agreement, the shares of Common Stock are subject to certain restrictions on transfer, "tag-along" rights, "drag-along" rights, rights of first refusal and preemptive and customary registration rights. The Stockholders' Agreement will terminate upon a sale of the Company in which Acquisition Company disposes of all of its securities of the Company.

    LETTER AGREEMENTS WITH CERTAIN CONTINUING STOCKHOLDERS. On November 29, 1999, certain Continuing Stockholders (including senior members of the Company's management) entered into the Letter Agreements with Acquisition Company pursuant to which each such Continuing Stockholder agreed (a) not to tender any shares of Common Stock pursuant to the Offer, (b) to vote all shares of Common Stock held by such Continuing Stockholder prior to the record date for voting on the Merger in favor of the Merger and the approval and adoption of the Merger Agreement,
(c) that pursuant to the terms of the Merger Agreement, except as set forth below with respect to Mr. Gleason, (i) all shares of Common Stock owned by such Continuing Stockholder prior to the Effective Time, and all Option Shares issued prior to or at the Effective Time, will each be converted in the Merger into the right to receive one Retained Share and (ii) except if and to the extent exercised prior to or at the Effective Time, each outstanding Company Option owned by such Continuing Stockholder will, as of the Effective Time, continue to represent an option to acquire the same number of shares of Common Stock of the Surviving Corporation at the same exercise price per share, subject to extension by the Board, and (d) except as set forth below with respect to Mr. Gleason, not to sell or transfer any Company Options. The Letter Agreement executed by Mr. Gleason provides that (i) a total of 41,387 shares of Common Stock owned by Mr. Gleason (a portion of which will be transferred to the Company in connection with the payment of the exercise price of 62,700 Company Options to be exercised by Mr. Gleason on or prior to the Effective Time) and 108,100 Option Shares owned by Mr. Gleason will not be converted in the Merger into the right to receive Retained Shares and (ii) Mr. Gleason will exercise 108,100 Company Options and will simultaneously transfer the Shares issued upon such exercise to the Company at the Effective Time and will receive the difference between the aggregate Merger Consideration for such issued Shares and the aggregate exercise price for such Company Options.

    In the Letter Agreements, each Continuing Stockholder who was a member of management also agreed (i) to enter into a Severance Agreement (the "Severance Agreement") concurrently with the execution and delivery of the Merger Agreement, (ii) to the terms and provisions set forth in the term sheet with respect to a New Management Option Plan (the "New Management Option Plan"), and
(iii) to the terms and provisions set forth in the term sheet with respect to a Management Subscription Agreement (the "Management Subscription Agreement") and to enter into a definitive agreement with the Company prior to or concurrently with the Effective Time which incorporates in all material respects such terms and provisions.

    FOUNDATION AGREEMENT. On December 8, 1999, the Foundation and Acquisition Company entered into a Foundation Agreement (the "Foundation Agreement"), pursuant to which the Foundation has agreed not to tender pursuant to the Offer any of the shares of Common Stock beneficially owned by the Foundation. The Foundation has also agreed that, during the term of the Foundation Agreement, at any meeting of the Company's stockholders, the Foundation will vote all of its Shares (i) in favor of the Merger and the approval and adoption of the Merger Agreement and (ii) against any action or agreement that would impede, interfere with or prevent the Offer or the Merger. In addition, the Foundation has appointed Acquisition Company and its designees as proxies to vote its Shares in accordance with the foregoing. The Foundation has also agreed, subject to certain exceptions, not to transfer its Shares or acquire any shares of Common Stock or other securities of the Company without the prior written consent of Acquisition Company.

    Pursuant to the Foundation Agreement, the Foundation has agreed (i) to the treatment of its Shares pursuant to the terms of the Merger Agreement as set forth under "--The Merger Agreement" and to make an election with respect to the treatment of its Remaining Shares (as defined herein) in accordance with the procedures and time periods as set forth in the Foundation Agreement and
(ii) not to sell or
transfer any of its Shares or, without the written consent of Acquisition Company, acquire any additional shares of Common Stock. The foregoing provisions of the Foundation Agreement terminate if the Merger Agreement is terminated or upon consummation of the Merger.

    The Foundation Agreement provides that until Acquisition Company owns less than the Preferred Minimum Threshold and the Acquisition Company Second Minimum Share Amount (each such term as defined in the Stockholders' Agreement), the Foundation (i) will use reasonable efforts to not permit the composition of the Board of the Directors of the Foundation to consist of any employee of the Company or its subsidiaries or any member of the immediate family of such employee who lives within 500 miles of such employee (collectively, the "Excluded Group") unless 50% or more of the members of the Board of Directors of the Foundation are not members of the Excluded Group; (ii) will not permit any employee of the Company or its subsidiaries or any member of the immediate family of such employee to be a member of the Investment Committee of the Foundation; and (iii) will cause any and all decisions with respect to the Foundation's investment in the Company to be determined by the Investment Committee of the Foundation. The Foundation has also agreed that following the Merger, so long as it owns any shares of Common Stock (whether voting or non-voting), at least 80,000 shares of such Common Stock, or such lesser number of Shares as the Foundation then owns, shall be voting Common Stock. Such number of shares will be appropriately adjusted for stock splits and stock dividends.

    Pursuant to the Foundation Agreement, the Foundation also has agreed to enter into the Stockholders' Agreement with the Company, Acquisition Company and the Continuing Stockholders on or prior to the Effective Time. Acquisition Company has agreed in the Foundation Agreement to, and to use its reasonable efforts to cause the other parties to agree to, (i) make all modifications to the Stockholders' Agreement requested by the Foundation prior to January 31, 2000 which, upon advice of counsel to the Foundation, are reasonably required in order to avoid application of any tax under Chapter 42 of the Internal Revenue Code of 1986, as amended (the "Code"), which would not otherwise be incurred, and (ii) entertain in good faith any reasonable requests made by the Foundation prior to January 31, 2000 for other modifications to the Stockholders' Agreement and to make all such other modifications as Acquisition Company and the other parties shall reasonably deem appropriate, provided that, if Acquisition Company determines in good faith that any such modification reduces its rights thereunder or otherwise adversely affects it, then, unless the Foundation withdraws its request for such modification, the Foundation shall not become a party to the Stockholders' Agreement other than for the purpose of certain sections thereof and such modification shall not be made.

    On November 29, 1999, Mr. Gleason and his wife, Janis F. Gleason, resigned their positions as Trustees and Officers of the Foundation and their positions as members of the Foundation's Contributions Committee. It is anticipated that Mr. and Mrs. Gleason will enter into consulting agreements with the Foundation pursuant to which they will provide consulting services for the Foundation on matters not relating to the Company or the Foundation's investment in the Company, as requested by the Foundation or the Contributions Committee thereof. Mr. and Mrs. Gleason will not be compensated for such consulting services but will be reimbursed for their out-of-pocket costs and expenses.

    MANAGEMENT SUBSCRIPTION AGREEMENTS. Prior to or concurrently with the Effective Time, the Company and the Continuing Stockholders who will continue to be employees of the Company after the Effective Time will enter into the Management Subscription Agreement, which provides that, upon termination of such Continuing Stockholder's employment with the Company (i) the Company will have certain call rights with respect to shares of Common Stock owned by such Continuing Stockholder and certain transferees and (ii) such Continuing Stockholder and certain transferees in limited circumstances will have a right to put shares of Common Stock to the Company. The amount paid for shares of Common Stock upon a put or a call will vary depending on the reason for the termination of such Continuing Stockholder's employment.

    JAMES GLEASON LETTER. On November 29, 1999, Acquisition Company, Merger Subsidiary and Mr. Gleason entered into an agreement (the "Gleason Letter") pursuant to which, among other things, Acquisition Company and Merger Subsidiary agreed that, without the prior written consent of Mr. Gleason (or, in the event of Mr. Gleason's death, Mr. Burns), (i) they will not amend, modify or change the amount or form of the Offer Price or the Merger Consideration, (ii) they will not amend, modify, change or waive the Minimum Condition and (iii) Acquisition Company will not amend the Unit Purchase Agreement. Acquisition Company and Mr. Gleason also agreed that, if necessary to finance the Transactions, Acquisition Company will have the right to purchase additional shares of Common Stock or Series A Preferred and Warrants, up to an aggregate amount of $15 million in connection with the consummation of the Merger at the Offer Price, provided that Acquisition Company will provide each of the Foundation, Mr. Gleason and the other Continuing Stockholders who are parties to the Stockholders' Agreement the preemptive right to invest a pro rata amount in Common Stock on equitable terms either in cash or, in the case of Mr. Gleason and the Foundation and at their option, through the retention of shares of Common Stock following the consummation of the Merger. In the event of any such purchase of additional shares of Common Stock or Series A Preferred and Warrants by Acquisition Company, the number of options to be issued under the New Management Option Plan will be proportionately and equitably increased.

    SEVERANCE AGREEMENTS. Messrs. Gleason, Burns, Perrotti, Pelta, Kimmet and Pysnack have entered into Severance Agreements (each such person is referred to in this paragraph as an "Executive"). The Severance Agreements will take effect only upon consummation of the Offer, at which time they will supersede the executive agreements (the "Executive Agreements") currently in effect between the Company and each Executive. Each of the Severance Agreements has an indefinite term and provides generally that, in the event that the Executive's employment with the Company is terminated either (i) by the Company other than for Cause (as defined in the Severance Agreements) or (ii) by the Executive with Good Reason (as defined in the Severance Agreements), the Company will pay to the Executive the severance payments, and will provide to the Executive the severance benefits, as follows: (a) a lump sum cash payment in an amount equal to the sum of the Executive's bonus under the Company's annual incentive plan, prorated to the date of termination, and any unpaid portion of the Executive's base salary as of the date of termination; (b) continued payment of the Executive's base salary for two years following the date of termination; (c) on the first of each month for two years following the date of termination, a cash payment equal to the sum of (i) one twenty-fourth of the lump sum actuarial equivalent of the additional retirement pension to which the Executive would have become entitled under the terms of the Company's defined benefit retirement plans had the Executive accumulated two additional years of age and service credit at his compensation level as of the date of termination, and (ii) the amount the Company would have contributed for such month under the Company's defined contribution plans if the Executive's compensation during such month was one-twelfth of the highest annual compensation received in the two years preceding the date of termination and the Executive were to continue, where relevant, to contribute to such plan at the highest rate at which he had contributed during the two years preceding the date of termination; (e) the continuation, for a period of two years following the date of termination of employment, of all health, dental, life insurance, disability and other welfare benefits on substantially the same basis as offered to the Company's executives generally, but at no cost to the Executive. If an Executive's employment is terminated either by the Company other than for Cause or by the Executive with Good Reason within one year following the Effective Time, payments to the Executive will be reduced as necessary to avoid the imposition of an excise tax under Section 4999 of the Code. Each Severance Agreement prohibits the Executive from competing against the Company for up to two years following termination of employment.

    The existing Executive Agreements (which will terminate upon consummation of the Offer) with each of Messrs. Gleason, Burns, Perrotti, Pelta, Pysnack and Kimmet provide for severance benefits under certain circumstances. The terms "change in control," "cause," "disability" and "good reason," as defined in the Executive Agreements, are used in the following summary of the principal provisions of the Executive Agreements. If, while there is pending or within two years after a change in control, the

Company terminates the Executive's employment other than for cause or due to death or disability, or if the Executive terminates his employment for good reason (or if the Executive determines to leave the employment of the Company during a window period one year following a change-in-control), the Executive is entitled to receive: (1) salary through the termination date; (2) normal severance pay plus a cash payment of two times his highest annual compensation (including base salary and incentive compensation) for the three preceding years; (3) a cash payment to compensate for the additional pension benefits he would have received had he remained employed by the Company for two additional years; (4) a cash payment equal to two times the annual cost of his employee benefits, other than retirement and stock option plans; and (5) a cash payment of the present value of his accrued benefit under the Company's Supplemental Retirement Plan, including credit for two additional years of service. Payments under the Executive Agreements are limited to that amount which would not be subject to the excise tax imposed by Sections 280G and 4999 of the Code.

    NEW MANAGEMENT OPTION PLAN. Pursuant to the terms of the New Management Option Plan, immediately after the Effective Time, the Board will approve a management stock option plan and authorize the Company to make initial grants of options to acquire an aggregate amount of shares of Common Stock equal to 20% of the fully diluted number of shares of Common Stock outstanding at the Effective Time to those members of management determined by the Board, including certain Continuing Stockholders, under such plan. Fifty percent of the options under the New Management Option Plan will periodically vest over a five-year period if the executive holding the options continues to be employed by the Company. The balance of such options will become eligible to vest based on specified performance targets and will generally vest upon the occurrence of certain "liquidity" events. The options under the New Management Option Plan will be non-qualified stock options, and the exercise price for the initial grant of options thereunder immediately after the Effective Time will be the Offer Price. The exercise price for all other options thereunder will be the fair market value per share of Common Stock as determined by the Board. All options will be subject to a call by the Company at fair market value if the executive's employment terminates for any reason. All shares of Common Stock acquired pursuant to such options will be subject to the terms and conditions of the Stockholders' Agreement and the Voting Trust Agreement.

    INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that the Surviving Corporation will, from and after the Effective Time, indemnify, defend and hold harmless the present and former officers and directors of the Company in connection with any claims relating to such person serving as a director, officer, employee or agent of the Company or any of its subsidiaries or at the request of the Company or any of its subsidiaries of any other entity to the full extent permitted under applicable law or the Company's certificate of incorporation, by-laws or indemnification agreements in effect on the date of the Merger Agreement. In addition, the Surviving Corporation will, for a period of six years, maintain all rights to indemnification and limitations on liability in favor of such officers and directors to the same extent provided in the Company's certificate of incorporation, by-laws or indemnification agreements as in effect as of the date of the Merger Agreement, and to the extent such rights are consistent with applicable law against certain losses and expenses in connection with claims based on the fact that such person was an officer or director of the Company or any of its subsidiaries. The Merger Agreement also provides that the Surviving Corporation will, for a period of six years after the Effective Time, maintain in effect, without any lapses in coverage, policies of directors' and officers' liability insurance (or a "tail" policy), for the benefit of those persons who are covered by the Company's directors' and officers' liability insurance policies at the Effective Time, providing coverage with respect to matters occurring prior to the Effective Time that is at least equal to the coverage provided under the Company's current directors' and officers' liability insurance policies, to the extent that such liability insurance can be maintained at an annual cost to the Surviving Corporation of not greater than 200% of the premium for the current Company directors' and officers' liability insurance, provided that if such insurance (or "tail" policy) cannot be so maintained at such cost, the Surviving Corporation will maintain as much of such insurance as can be so maintained at a cost equal to 200% of the current annual premiums of the Company for such insurance. See "--The Merger Agreement--Indemnification and Insurance."

    MANAGEMENT AGREEMENT. The Company has agreed in the Stockholders' Agreement to enter into a management agreement (the "Management Agreement") with Vestar Capital Partners concurrently with the consummation of the Merger. Pursuant to the Management Agreement, Vestar Capital Partners will render certain advisory and consulting services in relation to the affairs of the Company following the consummation of the Offer, and the Company will pay to Vestar Capital Partners in consideration therefor an annual management fee (the "Fee") equal to 0.5% of the consolidated EBITDA, commencing on the consummation of the Offer, provided, that if EBITDA is less than $50 million, the Fee will be $250,000 and if EBITDA is greater than $70 million, the Fee will be $350,000. The Fee will be payable semi-annually in advance, with an adjustment of the Fee for any fiscal year payable promptly following the determination of EBITDA for such fiscal year or upon termination of the Management Agreement. The semi-annual Fee payments will be non-refundable (except for any downward adjustment as described above). The Management Agreement also provides that, in addition to the Fee, the Company will, at the direction of Vestar Capital Partners, pay directly or reimburse Vestar Capital Partners for its reasonable out-of-pocket expenses incurred after the consummation of the Offer in connection with the services provided by Vestar Capital Partners pursuant to the Management Agreement.

    Pursuant to the Management Agreement, the Company will indemnify Vestar Capital Partners from and against any and all losses, claims, damages and liabilities relating to or arising out of the services contemplated thereby or the engagement of Vestar Capital Partners pursuant thereto.

    RIGHTS AGREEMENT AMENDMENT. At the meeting of the Board on December 8, 1999, the Board approved an Amendment (the "Amendment") to the Rights Agreement, dated as of May 4, 1999, between the Company and ChaseMellon Shareholder Services, L.L.C., which provides that (a) none of Acquisition Company, Merger Subsidiary, Vestar, Vestar Capital Partners, the Continuing Stockholders or the Foundation, individually or collectively, shall be deemed to be an Acquiring Person, and (b) neither a Distribution Date (as defined in the Rights Agreement), a Shares Acquisition Date (as defined in the Rights Agreement) nor an event as described in Section 13 of the Rights Agreement causing the Rights to be adjusted or exercisable in accordance with such section shall be deemed to have occurred, solely as a result of (i) the announcement, approval, execution or delivery of the Merger Agreement or the Stockholders' Agreement, (ii) the commencement of the Offer, (iii) the acceptance for payment of Shares in the Offer, (iv) the consummation of the Merger or (v) the consummation of the other transactions contemplated by the Merger Agreement. The above descriptions of the Rights, the Rights Agreement and the Amendment do not purport to be complete and are qualified in their entirety by reference to the Rights Agreement and the Amendment. See "THE OFFER--Certain Legal Matters--The Rights Agreement."

THE MERGER AGREEMENT

    THE FOLLOWING IS A SUMMARY OF CERTAIN PROVISIONS OF THE MERGER AGREEMENT. THE SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE MERGER AGREEMENT, WHICH IS INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH IS ATTACHED HERETO AS EXHIBIT III. CAPITALIZED TERMS NOT OTHERWISE DEFINED IN THE FOLLOWING SUMMARY SHALL HAVE THE MEANINGS SET FORTH IN THE MERGER AGREEMENT.

    THE OFFER. The Merger Agreement provides that the Purchasers will commence the Offer on the fifth business day following the public announcement of the execution of the Merger Agreement and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchasers will purchase all Shares validly tendered pursuant to the Offer, with Acquisition Company agreeing to pay for and purchase the first 2,318,126 Shares tendered and the Company agreeing to pay for and purchase all Shares tendered in excess of such 2,318,126 Shares paid for and purchased by Acquisition Company. The Merger Agreement provides that Acquisition Company (after consulting with the Company (acting through the Special Committee)), will make all determinations with respect to the terms and conditions (including, without limitation, with respect to the satisfaction or waiver of conditions) of the Offer, provided, that Acquisition Company will not (i) decrease the Offer Price or change the form of consideration payable pursuant to the Offer (other than by adding consideration), (ii) decrease the number of

Shares sought, (iii) waive the Minimum Condition or the condition set forth in subparagraph (f) under "THE OFFER--Conditions to the Offer," (iv) impose any additional conditions or amend any other term or condition of the Offer (other than by increasing the Offer Price) or (v) extend the Expiration Date (as defined herein) of the Offer beyond March 15, 2000, in each case without the prior written consent of the Company (acting through the Special Committee), except that if on the initial scheduled Expiration Date or any extension thereof, all conditions to the Offer have not been satisfied or waived, the Offer may be extended from time to time until March 15, 2000 by Acquisition Company in its sole discretion. In addition, the Merger Agreement provides that Acquisition Company may, in its sole discretion (and, at the direction of Acquisition Company, the Company shall) increase the Offer Price and extend the Offer to the extent required by law in connection with such increase.

    The Merger Agreement also provides that, subject to the terms and conditions of the Offer, Acquisition Company will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Offer. Notwithstanding the foregoing, the Company will not be required to consummate the Offer or pay the Offer Price for any Shares tendered unless the purchase of securities of Acquisition Company by Vestar for a minimum purchase price of $53,316,898, as contemplated by Section 1 of the Unit Purchase Agreement (the "Unit Purchase"), shall have occurred and the Company shall be reasonably satisfied that the proceeds from the Unit Purchase shall be deposited with the depositary for the Offer promptly following the expiration of the Offer. The Merger Agreement provides that Acquisition Company shall not amend, modify or terminate the Unit Purchase Agreement in a manner adverse to the Company without the prior written consent of the Company (acting through the Special Committee).

    THE MERGER. The Merger Agreement provides that at the Effective Time, Merger Subsidiary will be merged with and into the Company in accordance with the DGCL. As a result of the Merger, the separate existence of Merger Subsidiary will cease, and the Company will be the Surviving Corporation.

    The Merger Agreement provides that at the Effective Time, each issued and outstanding share of Common Stock, other than Shares held in the Company's treasury and other than Dissenting Shares, will be treated as follows: (a) except as otherwise provided in clauses (b), (c) and (d) below, each Share outstanding at the Effective Time will be converted into the right to receive the Merger Consideration; (b) each Share held by the Continuing Stockholders (except Mr. Gleason) and 138,455 Shares held by Mr. Gleason each will be converted into the right to retain one fully paid and nonassessable share (a "Retained Share") of Surviving Corporation Common Stock; (c) the Shares purchased in the Offer and held by Acquisition Company will be treated as follows: (i) 484,334 Shares each will be converted into the right to receive one Retained Share; and (ii) 1,833,792 Shares each will be converted into the right to receive the Series A Preferred/Warrant Consideration consisting of one share of the Series A Preferred and one Warrant to acquire one share of Surviving Corporation Common Stock at $23.00 per Share; and (d) the Shares held by the Foundation will be treated as follows: (i) 202,000 Shares shall not be affected by, and shall remain outstanding and owned by the Foundation following, the Merger, (ii) 60,000 Shares each will be converted into the right to receive the Series A Preferred/Warrant Consideration, and (iii) 935,346 Shares (the "Remaining Shares") each will be, at the Foundation's election pursuant to the Foundation Agreement, treated in one of the following ways: (A) each Remaining Share will be converted into the right to receive the Merger Consideration, or
(B) as shall be specified by the Foundation, up to 485,000 of the Remaining Shares each will be converted into the right to receive the Series A Preferred/Warrant Consideration and the rest of the Remaining Shares each will be converted into the right to receive the Merger Consideration. In the event that the Foundation does not make its election in accordance with the Foundation Agreement, the Foundation will be deemed to have elected to receive the Merger Consideration with respect to each of its Remaining Shares.

    OPTIONS AND OTHER EQUITY-BASED PLANS. The Merger Agreement provides that the Company shall take all actions necessary and appropriate to provide that, except as set forth below, upon the Effective Time, each outstanding option and related rights to purchase shares of Common Stock or other similar interest (collectively, the "Company Options") granted under any of the Company's stock option plans or under any other plan or arrangement (the "Company Option Plans"), whether or not then exercisable or vested, will be cancelled and, in exchange therefor, each holder of such Company Option will receive an amount in cash in respect thereof, if any, equal to the product of
(i) the excess, if any, of the Merger Consideration over the per Share exercise price thereof and (ii) the number of shares of Common Stock subject thereto (such payment to be net of applicable withholding taxes). Notwithstanding the foregoing, at the Effective Time, each outstanding Company Option, whether or not then exercisable or vested, held by certain option holders (collectively, the "Retained Options"), including certain of the Continuing Stockholders, will, as of the Effective Time, continue to represent an option to acquire the same number of shares of Surviving Corporation Common Stock at the same exercise price per share. Except as otherwise provided by the Board with respect to the extension of the term thereof, after the Effective Time, each such Retained Option shall continue to be exercisable upon the same terms and conditions as were applicable immediately prior to the Effective Time.

    Pursuant to the Merger Agreement, at the Effective Time, all Shares credited to the "Stock Account" of each "Participant" under the Gleason Corporation Plan for Deferral of Directors' Fees (the "Deferral Plan") will be cancelled, and a cash amount equal to the product of (i) the Merger Consideration and (ii) the number of shares of Common Stock so cancelled will be credited to each such Participant's "Cash Account" under the Deferral Plan. No further Shares will be credited to a Participant's Stock Account following the date of the execution of the Merger Agreement, and any outstanding elections of Participants to be credited with Shares will be converted into elections to have cash credited to such Participant's Cash Account.

    THE BOARD. The Merger Agreement provides that promptly after the purchase of and payment for Shares by Acquisition Company pursuant to the Offer, Acquisition Company will be entitled to designate two directors on the Board (the "Acquisition Company Directors"). In furtherance thereof, the Company will use its commercially reasonable efforts promptly to secure the resignations of three incumbent directors in order to enable the designees of Acquisition Company to be so elected to the Board, and the Company will cause such designees to be so elected. Notwithstanding the foregoing, until the Effective Time, the Company will use its commercially reasonable efforts to ensure that all of the members of the Special Committee on the date of the Merger Agreement will continue as members of the Board (the "Independent Directors") until the Effective Time. In the event there is only one Independent Director, such Independent Director will have the right to designate a person to become an Independent Director. In the event no Independent Director remains, the other directors who were directors prior to the date of the Merger Agreement will designate two persons to fill such vacancies who shall not be employees or affiliates of the Company or any of its subsidiaries or employees, stockholders, members or affiliates of Vestar, Acquisition Company, Merger Subsidiary or the Foundation, and such persons will be deemed to be Independent Directors under the Merger Agreement.

    Except as otherwise expressly contemplated by the Merger Agreement, following the election or appointment of the Acquisition Company Directors in accordance with the preceding paragraph and prior to the Effective Time, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Acquisition Company or Merger Subsidiary, any consent of the Company contemplated by the Merger Agreement, any waiver of any of the Company's rights under the Merger Agreement, any amendment to the Company's certificate of incorporation, by-laws or the Rights Agreement, or any action proposed to be taken by the Company that would be reasonably likely to materially adversely affect the interests of the stockholders of the Company with respect to the transactions contemplated by the Merger Agreement, will require the concurrence of a majority of the Independent Directors.

    The Merger Agreement provides that from and after the Effective Time, the board of directors of the Surviving Corporation shall consist of Messrs. Gleason, Burns and Perrotti and Arthur J. Nagle and Sander M. Levy, Managing Directors of Vestar Capital Partners, and the officers of the Surviving Corporation shall consist of the officers of the Company immediately prior to the Effective Time.

    REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, the Company has made customary representations and warranties to Acquisition Company and Merger Subsidiary with respect to, among other things, corporate organization, subsidiaries, capitalization, authority to enter into the Merger Agreement and the transactions contemplated thereby, non-contravention, compliance with applicable laws, filings with the Securities and Exchange Commission (the "Commission" or "SEC") and financial statements, no undisclosed material liabilities, absence of certain changes or events, litigation, disclosures in proxy statement and tender offer documents, tax matters, employee matters, environmental matters, real property, brokers' and finders' fees, receipt of the Financial Advisor Opinion, stockholder vote required to approve the Merger Agreement, applicability of state takeover statutes, the Commitment Letter describing the Company's sources of financing (the "Financing"), the Rights Agreement, Year 2000 compliance, certain material contracts and insurance.

    In the Merger Agreement, each of Acquisition Company and Merger Subsidiary has made customary representations and warranties to the Company with respect to, among other things, corporate organization, authority to enter into the Merger Agreement and the transactions contemplated thereby, non-contravention, disclosures in proxy statement and tender offer documents, brokers' and finders' fees, sufficient funds and operations. Acquisition Company has also represented that it has delivered to the Company true, correct and complete copies of (i) the Commitment Letter, (ii) the Unit Purchase Agreement, (iii) the Letter Agreements and (iv) the Foundation Agreement.

    Certain representations and warranties in the Merger Agreement are qualified as to "materiality" or "Material Adverse Effect." For purposes of the Merger Agreement and this Offer to Purchase, (a) "Company Material Adverse Effect" means any event, change, occurrence, effect, fact or circumstance (which shall in not event include events, changes, occurrences, effects, facts or circumstances resulting from general economic conditions or conditions affecting companies in the Company's industry generally) having, or which would reasonably be expected to have, a material adverse effect on (i) the ability of the Company to perform its obligations under the Merger Agreement or to consummate the transactions contemplated thereby or (ii) the condition (financial or otherwise), assets, liabilities (actual or contingent), properties, results of operations, cash flows or business of the Company and its subsidiaries, taken as a whole, and (b) "Acquisition Company Material Adverse Effect" means any event, change, occurrence, effect, fact or circumstance having, or which would reasonably be expected to have, a material adverse effect on (i) the ability of Acquisition Company or Merger Subsidiary to perform their respective obligations under the Merger Agreement or to consummate the transactions contemplated thereby or (ii) the condition (financial or otherwise), assets, liabilities (actual or contingent), properties, results of operations, cash flows, value or business of Acquisition Company and its subsidiaries, taken as a whole.

    CONDITIONS TO THE MERGER. The respective obligations of Acquisition Company and Merger Subsidiary, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions: (i) the Company and Acquisition Company shall have accepted for payment and paid for all Shares validly tendered pursuant to the Offer and not withdrawn; PROVIDED, HOWEVER, that neither the Company nor Acquisition Company may invoke this condition if it shall have been the cause of the failure to purchase Shares so tendered and not withdrawn in violation of the terms of the Merger Agreement or the Offer; (ii) the Merger Agreement shall have been approved and adopted by the requisite vote of holders of shares required under the Company's certificate of incorporation in order to consummate the Merger; (iii) all applicable waiting periods under the HSR Act shall have expired or been terminated; and (iv) no temporary restraining order, preliminary or permanent injunction or other order issued by any court, legislative, executive or regulatory authority or agency (each, a "Governmental Authority") or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect. The obligation of the Company to effect the Merger is also subject to the following condition: if the Foundation elects to receive Merger Consideration with respect to more than 450,346 of its Remaining Shares (such Remaining Shares in excess of 450,346 Remaining Shares are referred to as the "Excess Shares") pursuant to the Merger Agreement, (i) Vestar shall have made the capital contribution to Acquisition Company in an aggregate amount equal to such Merger Consideration in respect of all such Excess Shares in accordance with Section 2 of the Unit Purchase Agreement, (ii) Acquisition Company shall have contributed the amount of such capital contribution to Merger Subsidiary and (iii) at the Effective Time, Merger Subsidiary shall have cash in an amount not less than the amount of the capital contribution from Acquisition Company contemplated in clause (ii) above.

    INTERIM OPERATIONS. The Merger Agreement provides that after the date of the Merger Agreement and prior to the purchase of Shares pursuant to the Offer, subject to certain exceptions, the business of the Company and its subsidiaries shall be conducted only in the ordinary and usual course of business and, to the extent consistent therewith, each of the Company and its subsidiaries shall use its commercially reasonable efforts to preserve in all material respects its business organization intact and maintain its existing relations with customers, suppliers, employees and business associates, and, unless consented to in writing by Acquisition Company:

        (a) the Company shall not, directly or indirectly, (i) amend its certificate of incorporation, by-laws or similar organizational documents,
    (ii) amend the Rights Agreement or redeem the rights issued thereunder or
    (iii) split, combine or reclassify the outstanding Common Stock or any outstanding capital stock of the subsidiaries of the Company;

        (b) neither the Company nor any of its Subsidiaries shall: (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock (other than regular quarterly dividends not in excess of $.0625 per share of Common Stock of the Company made in the ordinary course consistent with past practice or dividends from any subsidiary of the Company to the Company or any other subsidiary of the Company), (ii) issue or sell any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than issuances pursuant to the exercise of Company Options outstanding on the date of the Merger Agreement and issuances pursuant to the Rights Agreement, (iii) acquire, sell, lease or dispose of any assets in excess of $1 million, other than in the ordinary and usual course of business, (iv) incur or modify any material debt, other than in the ordinary and usual course of business or (v) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

        (c) neither the Company nor any of its subsidiaries shall, except in the ordinary and usual course of business, terminate or amend any of its employee benefit plans, arrangements or agreements maintained as of the date of the Merger Agreement by the Company;

        (d) except (i) for amendments to or terminations of the Executive Agreements, (ii) for new severance agreements with certain executives of the Company who are parties to such Executive Agreements, and (iii) as otherwise contemplated by the Merger Agreement or as required by applicable law, neither the Company nor any of its subsidiaries shall enter into, adopt or amend any employee benefit plans or amend or enter into any employment or severance agreement or (except for normal increases in the ordinary and usual course of business consistent with past practice (but not in excess of 6%)) increase in any manner the compensation of any employees;

        (e) neither the Company nor any of its subsidiaries shall (i) except as may be required or contemplated by the Merger Agreement, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other person (other than subsidiaries of the Company), except in the ordinary and usual course of business, (ii) make any material loans, advances or capital contributions to, or investments in, any other person

    (other than to subsidiaries of the Company), other than in the ordinary and usual course of business or (iii) make capital expenditures in excess of an aggregate of $5 million;

        (f) neither the Company nor any of its subsidiaries shall materially change any of the financial accounting methods used by it unless required by GAAP or applicable law;

        (g) neither the Company nor any of its subsidiaries shall make any tax election that would reasonably be expected to have a Company Material Adverse Effect or settle or compromise any material tax liability;

        (h) the Company shall not settle or compromise any claim (including arbitration) or litigation involving payments by the Company in excess of $250,000 individually, or $1 million in the aggregate, which is not subject to insurance reimbursement without the prior written consent of Acquisition Company, which consent shall not be unreasonably withheld or delayed; and

        (i) neither the Company nor any of its subsidiaries shall authorize or enter into an agreement to do any of the foregoing.

    STOCKHOLDERS' MEETING. As soon as practicable following the consummation of the Offer, the Company, acting though the Board, shall, in accordance with applicable law: (a) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Stockholders' Meeting") as soon as practicable for the purpose of considering and taking action upon the Merger Agreement and approving the Merger; (b) prepare and file with the Commission a preliminary proxy or information statement (including any required amendments to the Schedule 13E-3) relating to the Merger and the Merger Agreement and use its reasonable best efforts to obtain and furnish the information required by the Commission to be included in the Proxy Statement (as defined herein) and, after consultation with Acquisition Company, to respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Proxy Statement") to be mailed to its stockholders; and (c) subject to its fiduciary obligations under applicable law, include in the Proxy Statement the recommendation of the Board that stockholders of the Company vote in favor of the adoption of the Merger Agreement.

    VOTE OF ACQUISITION COMPANY AND MERGER SUBSIDIARY. Under the Merger Agreement, Acquisition Company has agreed to vote, or cause to be voted, all Shares owned by it, Merger Subsidiary or any of its other affiliates in favor of the adoption of the Merger Agreement and approval of the Merger.

    NO SOLICITATION. Pursuant to the Merger Agreement, the Company has agreed that it shall not, and shall not authorize or permit any of its subsidiaries or any of its or its subsidiaries' officers, directors, employees or agents to, directly or indirectly, solicit, knowingly encourage, participate in or initiate discussions or negotiations with, or provide any non-public information to, any person (other than Acquisition Company, Merger Subsidiary or any of their affiliates or representatives, the Continuing Stockholders or the Foundation) concerning, other than the transactions contemplated by the Merger Agreement, any proposal or inquiry relating to any merger, consolidation, tender offer, exchange offer, sale of all or substantially all of the Company's assets, sale of shares of capital stock or similar business combination transaction involving the Company or any principal operating or business unit of the Company or its subsidiaries (an "Acquisition Proposal"). However, if, after the date of the Merger Agreement, the Special Committee receives an unsolicited written Acquisition Proposal from any person and the Special Committee reasonably concludes (except with respect to any written Acquisition Proposal submitted to the Company by a person who had submitted an Acquisition Proposal after January 1, 1999 and prior to the date of the Merger Agreement, as to which such conclusion will not be required), after consultation with its legal counsel, that the failure to engage in discussions or negotiations with such Person would be inconsistent with the Special Committee's (and the Board's) fiduciary duties to the Company's stockholders under applicable law, then (i) the Company or the Special Committee may, directly or indirectly, provide access to or furnish or cause to be furnished information concerning the Company's business, properties or assets to such person pursuant to an appropriate confidentiality agreement and the Company or the Special Committee may engage in discussions related thereto, and (ii) the Company or the Special Committee may participate in and engage in discussions and negotiations with such person regarding such Acquisition Proposal. In the event that, after the date of the Merger Agreement and prior to the expiration of the Offer, the Special Committee receives an unsolicited written Acquisition Proposal and the Special Committee determines, in good faith and after consultation with its financial advisor and legal counsel, that the failure to do so would be inconsistent with the Special Committee's (and the Board's) fiduciary duties to the Company's stockholders under applicable law, the Board (acting on the recommendation of the Special Committee) may do any or all of the following: (x) withdraw, modify or change the Board's approval or recommendation of the Merger Agreement, the Offer or the Merger, (y) approve or recommend to the Company's stockholders an Acquisition Proposal and (z) terminate the Merger Agreement. The Board will not take the action described in clause (z) above, prior to three business days after the Board shall have given Acquisition Company written notice stating that the Board intends to terminate the Merger Agreement and setting forth the information specified below with respect to any Acquisition Proposal which the Board or the Special Committee intends to accept or recommend.

    Nothing contained in the applicable provisions of the Merger Agreement will prohibit the Company or its Board, upon the recommendation of the Special Committee, from taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such disclosure to the Company's stockholders or otherwise which, in the judgment of the Special Committee, after consultation with its legal counsel, is necessary under applicable law or the rules of any stock exchange or failure to so disclose would be inconsistent with its fiduciary duties to the Company's stockholders under applicable law.

    The Merger Agreement further provides that the Company will promptly, but in any event within one business day, advise Acquisition Company in writing of any Acquisition Proposal or any inquiry regarding the making of an Acquisition Proposal, including any request for information, the material terms and conditions of such request, Acquisition Proposal or inquiry and the identity of the person making such request, Acquisition Proposal or inquiry. The Company will keep Acquisition Company reasonably informed of the status and details, including any amendments or proposed amendments, of any such request, Acquisition Proposal or inquiry.

    INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless any person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, an officer, director, employee or agent (the "Indemnified Party") of the Company or any of its subsidiaries against all losses, claims, damages, liabilities, costs and expenses (including attorney's fees and expenses), judgments, fines, losses, and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation (whether arising before or after the Effective Time) (each a "Claim") to the extent that any such Claim is based on, or arises out of, (i) the fact that such person is or was a director, officer, employee or agent of the Company or any of its subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the Merger Agreement or any of the transactions contemplated thereby, in each case to the extent that any such Claim pertains to any matter or fact arising, existing, or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under applicable law or the Company's certificate of incorporation, by-laws or indemnification agreements in effect at the date of the Merger Agreement, including provisions relating to advancement of expenses incurred in the defense of any action or suit. In the event any Indemnified Party becomes involved in any capacity in any Claim, then from and after the Effective Time, the Surviving Corporation shall periodically advance to such Indemnified Party its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the provision by such Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto.

    The Merger Agreement provides that all rights to indemnification and all limitations on liability existing in favor of an Indemnified Party as provided in the Company's certificate of incorporation, by-laws or indemnification agreements as in effect as of the date of the Merger Agreement shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six years from the Effective Time to the extent such rights are consistent with applicable law.

    The Merger Agreement further provides that for a period of six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect, without any lapses in coverage, policies of directors' and officers' liability insurance (or a "tail policy"), for the benefit of those persons who are covered by the Company's directors' and officers' liability insurance policies at the Effective Time, providing coverage with respect to matters occurring prior to the Effective Time that is at least equal to the coverage provided under the Company's current directors' and officers' liability insurance policies, to the extent that such liability insurance can be maintained at an annual cost to the Surviving Corporation of not greater than 200% of the premium for the current Company directors' and officers' liability insurance, provided that if such insurance (or "tail" policy) cannot be so maintained at such cost, the Surviving Corporation shall maintain as much of such insurance as can be so maintained at a cost equal to 200% of the current annual premiums of the Company for such insurance.

    MATTERS RELATING TO THE COMMITMENT LETTER. The Merger Agreement provides that Acquisition Company will be primarily responsible for any negotiations with respect to any definitive agreements regarding the Financing (the "Definitive Financing Agreements"); PROVIDED, HOWEVER, that (i) the Company shall have received prior notice of, and shall be kept reasonably informed of the ongoing status of, any such negotiations, (ii) the Company shall take all such actions as are reasonably requested by Acquisition Company in connection with any such negotiations, and (iii) Acquisition Company shall conduct any such negotiations reasonably and in good faith. Acquisition Company will use its commercially reasonable efforts to close the Financing on terms consistent with Annex A of the Commitment Letter and to execute and deliver the Definitive Financing Agreements on or before the expiration of the Offer. Acquisition Company will use its commercially reasonable efforts to satisfy on or before the expiration of the Offer all requirements of the Definitive Financing Agreements which are conditions to closing the transactions constituting the Financing and to drawing the cash proceeds thereunder. The Merger Agreement further provides that following receipt by either the Company or any of its affiliates, on the one hand, or Acquisition Company or any of its affiliates, on the other hand, of any written or oral communication to the effect that BTCo is contemplating not providing the Financing or is terminating or canceling or modifying in any material respect the Commitment Letter, or that the Financing is unlikely to be obtained, the Company or Acquisition Company, as the case may be, will immediately communicate such event to the other party and provide such other party with a true and complete copy of any such written communication.

    CERTAIN EMPLOYEE BENEFIT MATTERS. With respect to any "employee benefit plan" (as such term is defined in Section 3(3) of ERISA) established or maintained by the Surviving Corporation and which is effective before the Effective Time (each, a "Plan"), an employee's service with the Company and any of its subsidiaries prior to the Effective Time will be treated as service with the Surviving Corporation for purposes of eligibility, vesting and benefit accruals; PROVIDED, HOWEVER, that the Surviving Corporation will not be obligated to (i) make any particular benefit plan or benefit available to any such employee, (ii) continue any particular benefit plan or benefit or (iii) refrain from terminating or amending any particular benefit plan or benefit.

    The Surviving Corporation will honor, in accordance with their terms, and will make required payments when due under, all Plans maintained or contributed to by the Company or any of its subsidiaries or to which the Company or any of its subsidiaries is a party (including, but not limited to, employment, incentive and severance agreements and arrangements), that are applicable to any employee, director or stockholders of the Company or any of its subsidiaries (whether current, former or retired) or their beneficiaries; PROVIDED, HOWEVER, that the Surviving Corporation may amend or terminate any such Plan in accordance with its terms. Acquisition Company, Merger Subsidiary and the Company each have acknowledged in the Merger Agreement that the consummation of the Offer shall constitute a "Change in Control" for purposes of each Plan in which such concept is relevant, notwithstanding any provision of any such Plan to the contrary.

    With respect to any welfare plans in which employees of the Company and any of its subsidiaries are eligible to participate after the Effective Time, the Surviving Corporation will (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and (ii) provide each such employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any plan.

    As of December 9, 1999, employees of the Company are no longer given the opportunity to purchase Shares pursuant to the Company's employee stock purchase plan, dated on or about April 15, 1996. The Company plans to provide its employees with any requisite notices of the termination of such opportunity on a timely basis.

    SALE OF ADDITIONAL SERIES A PREFERRED/WARRANT CONSIDERATION TO ACQUISITION COMPANY. The Merger Agreement provides that in the event that additional shares of Series A Preferred and Warrants will be sold to Acquisition Company at the Effective Time, either as a result of (i) the Foundation's election (including a failure to make an election) to receive Merger Consideration with respect to each of its Remaining Shares pursuant to the Merger Agreement, or (ii) the Foundation's election pursuant to the Merger Agreement to receive the Merger Consideration with respect to more than 450,346 of the Remaining Shares, the Surviving Corporation will sell to Acquisition Company, concurrently with the consummation of the Merger, additional Series A Preferred/Warrant Consideration at a rate of one share of Series A Preferred and one Warrant for each $23.00 in cash payable by Acquisition Company ($20.70 for each share of Series A Preferred and $2.30 for each Warrant).

    CERTAIN BOARD ACTIONS PENDING THE EFFECTIVE TIME. The Merger Agreement provides that, following the consummation of the Offer and prior to the Effective Time, the affirmative vote of at least one of the Acquisition Company Directors will be required for the Company to approve and authorize any of the actions which would require a super-majority Board vote under the Stockholders' Agreement.

    TERMINATION. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the requisite stockholders' approval is obtained:

        (a) By mutual written consent of the Company (acting through the Special Committee), Acquisition Company and Merger Subsidiary.

        (b) By either the Company (acting through the Special Committee), on the one hand, or Acquisition Company, on the other hand, if: (i) shares of Common Stock shall not have been purchased pursuant to the Offer on or prior to March 15, 2000; PROVIDED, HOWEVER, that the right to terminate the Merger Agreement under this clause (b)(i) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure to purchase shares of Common Stock pursuant to the Offer on or prior to such date; or (ii) any Governmental Authority shall have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree or ruling shall have become final and nonappealable.

        (c) By the Company (acting through the Special Committee) prior to the purchase of shares of Common Stock pursuant to the Offer, as provided above under "--No Solicitation" above, provided, that the Company shall have complied with all provisions under "--No Solicitation" above, including the notice provisions therein, and with the applicable requirements, including the payment of the

    Termination Fee (as defined herein) and confirmation of the agreement to pay Expenses, each as described below.

        (d) By the Company (acting through the Special Committee): (i) in the event that the Offer expires or is terminated in accordance with its terms without any Shares being purchased thereunder, PROVIDED, THAT the failure of the Company to fulfill any obligation under the Merger Agreement has not been the cause of, or resulted in, the failure to purchase Shares pursuant to the Offer; or (ii) if there shall have been a breach or failure to perform on the part of Acquisition Company or Merger Subsidiary of any of their representations, warranties, covenants or agreements contained in the Merger Agreement, and such breach or failure to perform has a material adverse effect on the ability of Acquisition Company or Merger Subsidiary to consummate the Offer or the Merger, and, with respect to any such breach or failure to perform that is reasonably capable of being remedied within the time periods set forth below, the breach or failure to perform is not remedied prior to the earlier of (x) 10 days after the Company has furnished Acquisition Company with written notice of such breach or failure to perform or (y) two business days prior to the date on which the Offer expires.

        (e) By Acquisition Company or Merger Subsidiary: (i) if the Board (acting through the Special Committee) (A) shall withdraw, modify or change its recommendation so that it is not in favor of the Merger Agreement, the Offer or the Merger or shall have resolved to do any of the foregoing,
    (B) shall have recommended to the Company's stockholders an Acquisition Proposal, or (C) shall terminate the Merger Agreement, as provided under "--No Solicitation" above; (ii) if the Company shall have materially breached any of its obligations under any provision of the Merger Agreement summarized under "--No Solicitation" above; (iii) in the event that the Offer expires or is terminated in accordance with its terms without any Shares being purchased thereunder, PROVIDED, THAT the failure of Acquisition Company to fulfill any obligation under the Merger Agreement has not been the cause of, or resulted in, the failure to purchase shares of Common Stock pursuant to the Offer; or (iv) if, prior to the purchase of Shares in the Offer, the representations and warranties of the Company set forth in the Merger Agreement, which are not qualified by "materiality" or "Company Material Adverse Effect" shall not be true and accurate in all material respects, and the representations and warranties that are qualified by "materiality" or "Company Material Adverse Effect" shall not be true in any respect, at any time after the date of the Merger Agreement (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period), or the Company shall have breached or failed to perform or comply in any material respect with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it, and, with respect to any such breach or failure to perform that is reasonably capable of being remedied within the time periods set forth below, the breach or failure to perform is not remedied prior to the earlier of (x) 10 days after Acquisition Company has furnished the Company with written notice of such breach or failure to perform or (y) two business days prior to the date on which the Offer expires.

    FEES, EXPENSES AND OTHER PAYMENTS. Except as set forth below, all costs and expenses (including any expenses related to any claims or litigation in connection with the transactions contemplated by the Merger Agreement, or any settlement thereof), including, without limitation, fees and disbursements of counsel, financial advisors and accountants and other out-of-pocket expenses, incurred or to be incurred by the parties to the Merger Agreement in connection with the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, shall be borne solely and entirely by the party which has incurred such costs and expenses; PROVIDED, HOWEVER, that all costs and expenses related to the filing, printing and mailing of documents in connection with the Offer, the Schedule 14D-9 and the Proxy Statement shall be borne by the Company. Pursuant to the Merger Agreement, if the Company (acting through the Special Committee) terminates the Merger Agreement pursuant to clause (c) under "--Termination" above or Acquisition Company terminates the Merger Agreement pursuant to clause (e)(i) or (e)(ii) under "--Termination" above, then, in each case, the Company shall pay to Acquisition Company immediately following receipt of a request therefor, an amount equal to $4 million (the "Termination Fee"). In addition, in the event that the Merger Agreement is terminated for any reason other than (x) by the Company pursuant to clause
(d)(ii) under "--Termination" above or (y) by the Company or Acquisition Company because the Company or Acquisition Company has been advised by BTCo that it will not provide the debt financing contemplated by the Commitment Letter (other than as a result of the occurrence of a Company Material Adverse Effect), then the Company shall pay to Acquisition Company, promptly upon receipt, but in no event later than two business days following receipt, of reasonable supporting documentation, all actual and reasonably documented out-of-pocket expenses incurred by or on behalf of Acquisition Company or its member (including expenses incurred by or on behalf of the Continuing Stockholders and the Foundation) in connection with or in anticipation of the Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby in an amount not to exceed $2.5 million (or $1.25 million if the Merger Agreement is terminated by reason of the termination of the Offer as a result of the occurrence of any of the events set forth in clause (g) under "THE OFFER--Conditions to the Offer") (the "Expenses"). In addition, the Company shall pay in cash to Acquisition Company the Termination Fee if the Merger Agreement is terminated (A) by the Company (acting through the Special Committee) pursuant to (d)(i) under "--Termination" above if the Offer expires or is terminated in accordance with its terms without any Shares being purchased thereunder solely as a result of the Minimum Condition failing to be satisfied by the expiration date of the Offer as it may have been extended (other than as a result of a material or a willful breach by Acquisition Company or Merger Subsidiary of their obligations under the Merger Agreement) or (B) by Acquisition Company pursuant to (e)(iii) under "--Termination" above if the Offer expires or is terminated in accordance with its terms without any Shares being purchased thereunder solely as a result of the Minimum Condition failing to be satisfied by the expiration date of the Offer as it may have been extended pursuant hereto (other than as a result of a material or a willful breach by the Company of its obligations under the Merger Agreement), in each case at any time after an Acquisition Proposal has been made by a third party (such third party, together with its affiliates and other persons acting in concert with such third party are hereafter referred to as a "Third Party Acquirer"), which Acquisition Proposal has been publicly disclosed prior to the termination of the Merger Agreement, and, within one year after such a termination, the Company enters into a definitive agreement with respect to, or consummates (i) a merger, consolidation or other business combination with any such Third Party Acquirer (or another party who makes an Acquisition Proposal at a time when the Company is in discussions with any such Third Party Acquirer (such other party, together with its affiliates and other persons acting in concert with such other party are hereafter referred to as the "New Third Party Acquirer")), (ii) the sale or transfer to such Third Party Acquirer (or any New Third Party Acquirer) of, or the acquisition of beneficial ownership by such Third Party Acquirer (or any New Third Party Acquirer) of, 40% or more of the Company Voting Securities (as defined herein) or (iii) the sale or transfer of 40% or more (in market value) of the assets of the Company and its subsidiaries, on a consolidated basis, to any such Third Party Acquirer (or any New Third Party Acquirer), upon which event the Termination Fee and Expenses shall become immediately payable in cash. For purposes hereof, "Company Voting Securities" shall mean Common Stock or securities or similar interests, warrants, options or other rights to acquire Common Stock or securities convertible or exchangeable into shares of capital stock of the Company which entitles the holder to vote generally in the election of directors. If requested by Acquisition Company, at the consummation of the Offer and/or the Closing, the Company shall pay in cash all expenses incurred by or on behalf of Acquisition Company, including a transaction fee payable to Vestar Capital Partners in an amount equal to $1 million in cash.

    CERTAIN CONSIDERATION TO BE RECEIVED BY ACQUISITION COMPANY AND THE FOUNDATION. In connection with the Merger and pursuant to the Merger Agreement, Acquisition Company will exchange 1,833,792 of its Shares purchased in the Offer into the Series A Preferred/Warrant Consideration, and the Foundation will convert a minimum of 60,000 Shares (and at its election, up to an additional 485,000 Shares) into the Series A Preferred/Warrant Consideration. Set forth below is a summary description of the Warrants and Series A Preferred.

    WARRANTS. Each of the Warrants will initially entitle its holder to acquire one share of Common Stock for $23.00 per Share, subject to antidilution adjustments. The number of Warrants to be issued pursuant to the Merger is equal to the aggregate number of shares of Common Stock which will have been converted in the Merger into the Series A Preferred/Warrant Consideration. The Warrants are exercisable into non-voting convertible Common Stock of the Company by the holder thereof at any time, in whole or in part, provided that such non-voting Common Stock shall not be convertible into voting Common Stock until after the first to occur of (i) an initial underwritten offering of equity securities of the Company registered under the Securities Act after the Closing, (ii) a Sale of the Company (as defined in the warrant agreement term sheet attached to the Merger Agreement as Annex D), or (iii) a Change of Control (as defined in the warrant agreement term sheet attached to the Merger Agreement as Annex D). The non-voting Common Stock will be exercisable into voting Common Stock at any time on or after the first to occur of (i), (ii), or (iii) above. The exercise price of each Warrant will be an amount per Share equal to the Offer Price, subject to anti-dilution adjustments.

    The terms of the Warrants provide for certain capital contributions to be made by Acquisition Company and the Foundation and their Permitted Transferees upon the achievement of certain rates of return on their investments in the Company. The obligation of Acquisition Company and its Permitted Transferees to make the foregoing capital contributions will be guaranteed by Vestar.

    SERIES A PREFERRED. Under the terms of the Surviving Corporation's amended and restated certificate of incorporation (the "Surviving Corporation Charter"), the Series A Preferred shall rank prior to the Common Stock with respect to dividend rights and rights on liquidation, winding-up and dissolution. Holders of shares of Series A Preferred shall be entitled to receive, when, as and if declared by the Board, cash dividends per share (i) until the fifth anniversary date of the issue date of such Series A Preferred (the "Issue Date"), at a rate per annum equal to 13.17% of the issue price thereof ($20.70) (the "Issue Price"), and (ii) after the fifth anniversary date of the Issue Date, at a rate per annum equal to 11% of the Issue Price; PROVIDED, HOWEVER, that in the event that any dividends on the Series A Preferred which have been declared and remain unpaid (a "Dividend Default"), or the Company fails to redeem the Series A Preferred as may be required by the terms of such Series A Preferred or fails to make payment under any optional redemption pursuant to the terms thereof (a "Redemption Default"), then such rate shall immediately increase to 400 basis points above the dividend rate per annum in effect immediately prior to such event until such Dividend Default or Redemption Default, as applicable, is cured or waived by the affirmative vote or consent of the holders of at least a majority of the then outstanding shares of Series A Preferred. All dividends shall be fully cumulative, shall accumulate daily from the Issue Date and shall be payable in arrears, in whole or in part, on each dividend payment date, if any, fixed by the Company, commencing on the first dividend payment date, if any, fixed after the Issue Date. All undeclared dividends and declared but unpaid dividends shall compound on a quarterly basis from the Issue Date at a rate per annum equal to the applicable dividend rate per annum.

    The Company may redeem any or all of the Series A Preferred on or after the Issue Date at declining redemption prices as set forth in the Surviving Corporation Charter; PROVIDED, HOWEVER, that no such optional redemption of any shares of Series A Preferred held by Acquisition Company shall be made unless prior thereto the Company has received a written legal opinion of a nationally recognized law firm to the effect that the proceeds from any such redemption, to the extent of the liquidation preference of the Series A Preferred (exclusive of any and all accumulated but unpaid dividends thereon), should be treated as a distribution in part or full payment of such Series A Preferred in accordance with Section 302(a) of the Code.

    On the date of the consummation of an initial public offering of Common Stock that is registered under the Securities Act, the Company shall, at the election of the holders of a majority of the shares of Series A Preferred then outstanding, either (i) redeem for cash a number of shares of Series A Preferred having an aggregate liquidation preference (based upon the applicable redemption price) equal to 50% of the net proceeds of such initial public offering, at a price per share equal to the applicable redemption price thereof, and/or (ii) redeem a number of shares of Series A Preferred which have been designated by such holders in exchange for and through the delivery of a number of shares of Common Stock equal to (A) the aggregate applicable redemption price of such shares of Series A Preferred, divided by (B) the public offering price per share of Common Stock in such initial public offering. In addition, the Company shall redeem certain portions of the Series A Preferred at any time on or after the end of the fifth, sixth and seventh anniversary dates of the Issue Date upon the election of the holders of a majority of the outstanding shares of Series A Preferred.

    Holders of Series A Preferred have no general voting rights, except as otherwise required under Delaware law and except in certain circumstances as set forth in the Surviving Corporation Charter. In addition, in the event of a Dividend Default or Redemption Default, and, in each case, such Dividend Default or Redemption Default, as applicable, shall not have been cured or waived by the holders of at least a majority of the then outstanding shares of Series A Preferred for two consecutive quarterly periods, then the holders of at least a majority of the shares of Series A Preferred then outstanding, voting separately and as a single class, shall have the right to elect one director to the Board, provided, that, in the event that more than one of the foregoing defaults occurs, the maximum number of directors that such holders shall be entitled to elect is one.

APPRAISAL RIGHTS

    Holders of Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of Shares at the Effective Time who do not vote in favor of the adoption of the Merger Agreement will have the right under the DGCL to dissent and demand appraisal of, and receive payment in cash of the fair value of, their Shares outstanding immediately prior to the Effective Time in accordance with Section 262 of the DGCL. ACCORDINGLY, STOCKHOLDERS WHO INTEND TO EXERCISE THEIR APPRAISAL RIGHTS SHOULD NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

    Under the DGCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon factors other than or in addition to the price per Share to be paid in the Offer and the Merger and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share to be paid pursuant to the Offer or the Merger Consideration.

    In addition, several decisions by Delaware courts have held that in certain circumstances a controlling stockholder of a corporation involved in a merger has a fiduciary duty to other stockholders that requires that the merger be fair to other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of the consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in WEINBERGER V. UOP, INC. and RABKIN V. PHILIP A. HUNT CHEMICAL CORP. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

    THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. A COPY OF SECTION 262 OF THE DGCL IS ATTACHED HERETO AS EXHIBIT IV AND THE FOREGOING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO EXHIBIT IV.

CERTAIN TAX CONSEQUENCES

    The following is a general summary of certain U.S. federal income tax consequences of the Offer and the Merger relevant to a beneficial holder of Shares whose Shares are tendered and accepted for payment pursuant to the Offer, converted into cash in the Merger or converted into the right to Retained Shares in the Merger (a "Holder"). This discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that may be relevant to holders of Shares. The discussion is based on the provisions of the Code, existing regulations promulgated thereunder, judicial decisions and administrative rulings, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. The following does not address the U.S. federal income tax consequences to all categories of Holders that may be subject to special rules (E.G., holders who acquired their Shares pursuant to the exercise of employee stock options or other compensation arrangements with the Company, holders who perfect their appraisal rights under the DGCL, foreign holders, insurance companies, tax-exempt organizations, dealers in securities and persons who have acquired the Shares as part of a straddle, hedge, conversion transaction or other integrated investment), nor does it address the U.S. federal income tax consequences to persons who do not hold the Shares as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment).

    EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

    The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign income and other tax laws. For U.S. federal income tax purposes, a Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will generally recognize capital gain or loss equal to the difference, if any, between the amount of cash received and the Holder's adjusted tax basis in the Shares sold pursuant to the Offer or surrendered for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (I.E., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or surrendered for cash pursuant to the Merger. Such capital gain or loss will be long-term capital gain or loss if the Holder has held the Shares for more than one (1) year at the time of the consummation of the Offer or the Merger. Net capital gain recognized by an individual investor (or an estate or certain trusts) upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum tax rate of 20% or, in the case of a Share that has been held for one year or less, will be subject to tax at ordinary income rates. Certain limitations apply to the use of capital losses.

    Continuing Stockholders who convert their Shares solely for the right to receive Retained Shares in the Merger generally will not recognize any gain or loss as a result of the conversion. The aggregate tax basis of their Retained Shares will be the same as the aggregate tax basis of their Shares, and the holding period of their Retained Shares will include the holding period of their Shares.

FINANCING OF THE TRANSACTIONS

    The Purchasers estimate that the total amount of funds required to purchase all Shares validly tendered pursuant to the Offer, to consummate the Merger, to refinance approximately $32.1 million of existing indebtedness and to pay all related costs and expenses will be approximately $257.9 million, assuming the Foundation elects to receive Merger Consideration with respect to all of its Remaining Shares. See "THE OFFER--Fees and Expenses." The Company expects to finance the purchase of Shares in the Offer and the Merger and the payment of costs and expenses from borrowings under the Senior Credit Facility (as defined herein) and cash on hand and Acquisition Company expects to obtain the funds necessary to purchase the Shares to be purchased by Acquisition Company pursuant to the Unit Purchase Agreement.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE FINANCING CONDITION. See "THE OFFER--Conditions to the Offer."

    BANK FINANCING. Pursuant to the Commitment Letter, BTCo has committed to provide the Company and certain of its subsidiaries with a senior secured credit facility (the "Senior Credit Facility") in the amount of $250 million from a syndicate of banks and other lenders arranged and managed by BTCo, as administrative agent (the "Agent"), sole lead arranger and book manager. The Senior Credit Facility will be comprised of (i) $180 million of term loans to be divided into two primary tranches in amounts to be determined ("Tranche A Term Loans" and "Tranche B Term Loans," respectively, and, collectively, the "Term Loans"), and (ii) $70 million of revolving credit facilities (collectively, the "Revolving Credit Facility"). The Tranche A Term Loans will be divided into three subtranches and the Tranche B Term Loans will be divided into two subtranches, so that certain borrowings may be incurred by the Borrowers (as defined herein) using foreign currencies and/or foreign banks. The principal borrowers under the Senior Credit Facility will be the following subsidiaries of the Company: The Gleason Works ("GWR"), Gleason Germany Holdings GmbH ("GGH") and Gleason Works Holdings Limited ("GWH", and together with GWR and GGH, the "Borrowers").

    The Term Loans may only be incurred upon the consummation of the Offer, may only be used to directly or indirectly finance the Transactions and the costs, fees and expenses associated therewith of approximately $12.5 million, and will have a maturity of six years in the case of Tranche A Term Loans and eight years in the case of Tranche B Term Loans. It is anticipated that the equivalent of approximately $90 million of Terms Loans will be made in Euros or Deutsche Marks, and up to the equivalent of approximately $25 million will be made in Sterling Pounds. To the extent repaid, Term Loans may not be reborrowed.

    The Revolving Credit Facility will have a term of six years and may be used for working capital and other general corporate purposes of the Company and its subsidiaries, except that no more than $12.5 million plus the amount of available cash on hand may be borrowed upon the consummation of the Offer. Of the $70 million total amount of credit extensions permitted to be outstanding at any time under the Revolving Credit Facility, up to $40 million may be in the form of loans ("Revolving Credit Loans") and up to $35 million may be in the form of letters of credit and/or bank guarantees. The Revolving Credit Facility will also contain a subfacility for swingline loans to be provided by BTCo. The full amount of the Revolving Credit Facility will be available in U.S. Dollars, Euros, Deutsche Marks and/or Sterling Pounds.

    INTEREST RATES AND FEES. In general, loans under the Senior Credit Facility will bear interest at a fluctuating rate PER ANNUM equal to the sum of (a) the applicable LIBOR rate (the applicable EURIBOR rate in the case of loans denominated in foreign currencies) or, at the Company's election in the case of U.S. Dollar denominated loans, BTCo's base rate, plus (b) a margin (i) in the case of Tranche A Term Loans and Revolving Credit Loans, ranging from 2.00% to 3.25% (1% to 2.25% in the case of base rate loans), depending on the ratio (the "Leverage Ratio") from time to time of the Company's consolidated total indebtedness (defined to exclude letters of credit and bank guaranties, unless drawn upon) to consolidated EBITDA for the trailing four quarters, and (ii) in the case of Tranche B Term Loans, equal to 3.50%. The initial margin for Tranche A Term Loans and Revolving Credit Loans will be 3.00% (2.00% in the case of any such loans that are base rate loans).

    In addition, the Company and the Borrowers have agreed to pay certain fees in connection with the Senior Credit Facility, including, without limitation,
(i) arrangement fees, (ii) agency fees and (iii) commitment fees. The commitment fees will accrue on the unutilized total commitments under the

Revolving Credit Facility at a PER ANNUM rate ranging from 0.50% and 0.375% depending on the Leverage Ratio and will initially be 0.50%.

    VOLUNTARY PREPAYMENTS. Voluntary prepayments may be made at any time, without premium or penalty, subject to requirements as to prior notice and minimum amounts and certain other conditions. Voluntary prepayments on Term Loans will be applied proportionately among all tranches of Term Loans in direct order of maturity.

    SCHEDULED AMORTIZATION. A portion of the Term Loans will be subject to quarterly amortization requirements in accordance with a schedule to be agreed upon. It is anticipated that the amortization of the Tranche B Term Loans will be nominal during the first six years.

    MANDATORY PREPAYMENTS. Subject to exceptions to be agreed upon, mandatory repayments of the Term Loans (and after all Term Loans have been repaid in full, mandatory reductions to the commitments under the Revolving Credit Facility) will be required to be made with (i) 100% of the net proceeds from non-ordinary course asset sales and property insurance and condemnation proceeds (subject to reinvestment provisions to be agreed upon and an annual basket to be agreed upon), (ii) 100% of the net proceeds from issuances of debt not permitted under the terms of the Senior Credit Facility as in effect upon the consummation of the Offer, (iii) 50% of the net proceeds from equity issuances or capital contributions to the Company (other than any such proceeds received in connection with the exercise of employee options or warrants and, subject to a cap to be agreed upon, any such proceeds received from the private sale or issuance of equity that are used to make permitted capital expenditures or acquisitions), and (iv) 50% of annual excess cash flow (to be increased to 75% of annual excess cash flow if the Leverage Ratio is greater than 3.75x1.00).

    CONDITIONS PRECEDENT TO CLOSING OF SENIOR CREDIT FACILITY. The availability of the Senior Credit Facility will be subject to the satisfaction or waiver by the majority lenders of conditions precedent typical for this type of facility, including, without limitation, the following: (i) the Agent shall have completed its environmental due diligence and such due diligence shall not have disclosed any materially adverse environmental conditions; (ii) all of the conditions precedent to the consummation of the Transactions (other than the Merger) shall have been satisfied in all material respects and all documentation, terms and structure for the Transactions shall be reasonably satisfactory to the Agent;
(iii) subject to certain exceptions, all existing debt for borrowed money of the Company and its subsidiaries shall have been repaid in full and all liens securing such debt shall have been released in satisfaction of the Agent; (iv) Acquisition Company shall have received at least $53.3 million of new cash equity, and Acquisition Company and/or the Company shall have received additional equity of at least $17.1 million in the form of cash or the rollover (or commitment to rollover) by certain existing stockholders of equity positions; (v) all necessary governmental and material third party approvals in connection with the Senior Credit Facility and the Transactions (other than the Merger) shall have been obtained and remain in effect; (vi) nothing shall have occurred since December 7, 1999 (and the Agent shall have become aware of no facts or conditions not previously known) which the Agent or the majority lenders reasonably determine could reasonably be expected to have a material adverse effect on their rights or remedies, the ability of the Company and its subsidiaries to perform their obligations under the Senior Credit Facility or on the Company and its subsidiaries taken as a whole; (vii) no litigation shall be pending or threatened with respect to the Transactions or the Financing or that would have a material adverse effect; (viii) the corporate and capital structure (and all material agreements related thereto) of the Company and its subsidiaries shall be reasonably satisfactory to the Agent and the majority lenders; and (ix) there shall not have occurred and be continuing a material disruption of or material adverse change in financial, banking, capital or currency markets, or in the syndication market for credit facilities similar in nature to the Senior Credit Facility, that would have a material adverse effect on the syndication of the Senior Credit Facility, in each case as reasonably determined by BTCo in its sole discretion.

    GUARANTY. All obligations under the Senior Credit Facility will be unconditionally guaranteed by the Company, GWR and each of the Company's other domestic subsidiaries (including GWR, GGH, GWH and any other foreign subsidiary which has "checked the box" for U.S. tax purposes) (collectively, the "Guarantors").

    SECURITY. The obligations of the Borrowers and the Guarantors in respect of the Senior Credit Facility will be secured by a first priority perfected security interest (subject to permitted liens) in (i) all outstanding equity interests of each Guarantor and 65% of the stock of each direct foreign subsidiary of the Company or any Guarantor and (ii) all other tangible and intangible assets of the Company and each Guarantor, except for leasehold interests and other exceptions customary for transactions of this type.

    FINANCIAL COVENANTS. The Senior Credit Facility will contain the following financial covenants which will be tested on a quarterly basis: (i) a maximum Leverage Ratio test; and (ii) minimum interest coverage ratio test (to be defined as the ratio of consolidated interest expense to consolidated EBITDA, in each case for the trailing four quarters).

    OTHER COVENANTS. The Senior Credit Facility will contain covenants typical for such types of facilities, including, without limitation, (i) restrictions on capitalized lease obligations and other indebtedness, (ii) restrictions on mergers, acquisitions, joint ventures, partnerships and acquisitions and dispositions of assets, (iii) restrictions on sale-leaseback transactions, (iv) restrictions on dividends, stock repurchases and material amendments of organizational, corporate and other documents, (v) restrictions on transactions with affiliates and formation of subsidiaries, (vi) restrictions on investments,
(vii) maintenance of existence and properties, (viii) restrictions on liens and other encumbrances, (ix) maintenance of adequate insurance coverage, (x) ERISA covenants, (xi) obtaining of interest rate protection, (xii) restrictions on capital expenditures, (xiii) financial reporting requirements, (xiv) compliance with laws, and (xv) in the case of the Company, "special purpose corporation" type covenants.

    EVENTS OF DEFAULT. The Senior Credit Facility will contain events of default typical for these types of facilities (subject in each case to mutually agreeable grace periods and materiality thresholds), including, without limitation, (i) non-payment of amounts under the Senior Credit Facility, (ii) material misrepresentations, (iii) covenant defaults, (iv) cross-defaults to other indebtedness, (v) judgment defaults, (vi) bankruptcy and (vii) a change of control of the Company.

    UNIT PURCHASE AGREEMENT. In order to enable Acquisition Company to purchase Shares pursuant to the Offer, Vestar has agreed to make a capital contribution of $53,316,898 to Acquisition Company for 1,000 units of Acquisition Company upon the consummation of the Offer if (i) Vestar determines, in its sole discretion, that the conditions to the Offer as set forth in Annex A to the Merger Agreement are satisfied, (ii) the Company enters into definitive financing arrangements with respect to the financing for the purchase of such portion of shares of Common Stock which the Company is agreeing to pay for and purchase pursuant to the Offer and for the payment of the Merger Consideration pursuant to the Merger, on terms satisfactory to Vestar in its sole discretion, and (iii) Acquisition Company has the legally enforceable contractual right to designate at least one director to the Board. The Unit Purchase Agreement also provides that to the extent the Foundation elects to receive Merger Consideration for more than 450,346 shares of Common Stock, Vestar will make a capital contribution to Acquisition Company at the Effective Time in an aggregate amount equal to such Merger Consideration in respect of all such Excess Shares in order to enable Acquisition Company to purchase shares of Series A Preferred and Warrants pursuant to the Merger Agreement.

    The Unit Purchase Agreement will terminate if (i) the Offer expires without Acquisition Company or the Company accepting for payment or purchasing any shares of Common Stock pursuant to the Offer or (ii) the Merger Agreement is terminated in accordance with its terms.

BENEFICIAL OWNERSHIP OF COMMON STOCK

    The following table sets forth information, based upon reports filed by such persons with the Commission, with respect to ownership of the shares of Common Stock owned by the directors and executive officers of the Company and with respect to ownership by the persons believed by the Company to be the beneficial owners of more than 5% of its outstanding Common Stock.

                                                SHARES OF          SHARES                      PERCENT
                                               COMMON STOCK      UNDERLYING                       OF
SHAREHOLDER                                      OWNED(1)         OPTIONS        TOTAL          CLASS
-----------                                    ------------      ----------   -----------      --------
Martin L. Anderson...........................      --     (2)       22,000         22,000           *

J. David Cartwright..........................      --     (2)       24,000         24,000           *

John W. Guffey, Jr...........................        4,000(2)       22,000         26,000           *

William P. Montague..........................        4,000(2)       12,000         16,000           *

Silas L. Nichols.............................      --     (2)        6,000          6,000           *

Robert L. Smialek............................        4,000(2)       12,000         16,000           *

James S. Gleason.............................      117,142(3)      286,800        403,942         4.1%

David J. Burns...............................       20,266          78,772         99,038         1.0

John J. Perrotti.............................     14,678.1(4)       60,000       74,678.1           *

Edward J. Pelta..............................        5,222          12,500         17,722           *

Gary J. Kimmet...............................       15,446          16,250         31,696           *

John W. Pysnack..............................        4,637          18,000         22,637           *

Putnam Investment Management, Inc............      508,300(5)       --            508,300(5)      5.3

Artisan Partners, L.P........................    1,179,100(6)       --          1,179,100(6)     12.3

Gleason Foundation...........................    1,197,346(5)       --          1,197,346        12.4

Dimensional Fund Advisors, Inc...............      772,600(5)       --            772,600(5)      8.1

All directors and executive officers
  as a group (12 persons)....................    189,391.1(2)(3)(4)   570,322   759,713.1(2)(3)(4)    6.4

------------------------

*   Less than 1% of the outstanding shares of Common Stock.

(1) For all Shares listed, the person possesses sole voting power and, except as indicated in Notes 4 and 6, sole investment power.

(2) Excludes 7,248, 11,142, 7,057, 3,236, 2,435 and 3,230 phantom shares credited to the stock accounts of Messrs. Anderson, Cartwright, Guffey, Montague, Nichols and Smialek, respectively, pursuant to the Directors Fees Deferral Plan. Pursuant to the Merger Agreement, at the Effective Time, the phantom shares will be cancelled and the stock accounts of the directors will each be credited with a cash amount equal to the product of (i) the Merger Consideration and (ii) the number of phantom shares of Common Stock so cancelled.

(3) Does not include 65,056 Shares held in a trust of which Mr. Gleason is an income beneficiary.

(4) Includes 1,270.6 Shares beneficially owned by Mr. Perrotti's two minor children, as to which Mr. Perrotti is custodian under the New York Gift to Minors Act.

(5) Sole dispositive and voting power.

(6) Shared dispositive and voting power.

TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

    To the Company's knowledge, the only transactions in the Shares effected during the past 60 days by the Company or its executive officers, directors, affiliates or subsidiaries is as follows: (i) on November 19, 1999, Mr. Burns purchased pursuant to the Company's Dividend Reinvestment Plan 68.9 shares of Common Stock at $18.3273 per share, and Chase Brokerage Services acted as broker for the purchase of such shares on the open market; (ii) on November 19, 1999, Mr. Perrotti purchased pursuant to the Company's Dividend Reinvestment Plan (A)
45.6 shares of Common Stock at $18.3273 per share, (B) 2.2 shares of Common Stock at $18.3273 per share as custodian for his daughter, Christine J. Perrotti, under the New York Uniform Gift to Minors Act, and (C) 2.2 shares of Common Stock at $18.3273 per share as custodian for his son, Jason Perrotti, under the New York Uniform Gift to Minors Act, and Chase Brokerage Services acted as broker for the purchase of such shares on the open market; and (iii) on November 17, 1999, the Non Exempt Trust for the benefit of Mr. Gleason under Article Third (F) of the Trust Under Agreement, dated March 8, 1989, with Lawrence C. Gleason, a trust formed under the laws of New York, sold 654 shares of Common Stock at $17.1875 per share on the NYSE.

    Since the commencement of the Company's second full fiscal year preceding the date of this Offer to Purchase, certain additional purchases of Common Stock were made by the Company and the Company's executive officers and directors as set forth on Schedule I attached hereto.

    In 1997, the Company used approximately $1.35 million in cash to repurchase shares of its Common Stock under a program authorized by the Board in July 1996. In 1998, the Company used $10.2 million to repurchase 583,200 shares of Common Stock. In the first nine months of 1999, the Company used $7.2 million to repurchase 432,700 shares of Common Stock. In October 1998, the Board authorized the repurchase of up to 10% of the outstanding shares of Common Stock, of which 317,134 shares remained available for purchase as of September 30, 1999.

    In December 1997, a stock offering for the sale of 1,724,484 shares of Common Stock at an offering price of $25.25 per Share was completed by the Company. The sale consisted of 770,104 Shares sold by The Retirement Plan of The Gleason Works, 494,380 Shares sold by the Foundation and 460,000 Shares sold by the Company. The net proceeds to the Company from such sale were $11.0 million.

    As set forth in this Offer to Purchase, pursuant to the Letter Agreements, the Continuing Stockholders have agreed not to tender any of the shares of Common Stock beneficially owned by them or any Option Shares issuable upon the exercise of Company Options owned by them pursuant to the Offer. Similarly, pursuant to the Foundation Agreement, the Foundation has agreed not to tender any of the Shares owned by it pursuant to the Offer. The Company currently expects that each of the directors of the Company (other than Messrs. Gleason and Burns) intend to tender all Shares beneficially owned by him pursuant to the Offer.

    Except as set forth in this Offer to Purchase, neither the Company nor, to the Company's knowledge, any of its affiliates, directors or executive officers or any person controlling the Company, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to, or in connection with, the Offer with respect to any securities of the Company (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations). Except as described in this Offer to Purchase, since the Company's second full fiscal year preceding the date of this Offer to Purchase, no contracts or negotiations concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of the Company, an election of directors of the Company, or a sale or other transfer of a material amount of assets of the Company, has been entered into or has occurred between any affiliates of the Company or between the Company or any of its affiliates and any unaffiliated person.

CERTAIN EFFECTS OF THE TRANSACTIONS

    The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares and could adversely affect the liquidity and market value of the remaining Shares held by the public.

    Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE for continued listing on the NYSE and may, therefore, be delisted therefrom. According to the NYSE's published guidelines, the NYSE may delist the Shares if, among other things: (i) the number of total stockholders falls below 400; (ii) the number of total stockholders falls below 1,200 and the average monthly trading volume is less than 100,000 shares (for the most recent 12 months); (iii) the number of publicly held Shares (exclusive of Shares held by officers and directors of the Company and their immediate families and other concentrated holdings of 10% or more ("Excluded Holders")) should fall below 600,000; or (iv) the aggregate market value of such publicly held Shares (exclusive of the Excluded Holders) should fall below $8 million. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

    If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations for the Shares would be reported by such exchanges or through the National Association of Securities Dealers Automated Quotation System or other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of holders of such Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below, and other factors.

    The Shares are currently "margin securities" as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, following consummation of the Offer it is possible that the Shares may no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers.

    The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of
Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) and the requirements of Rule 13e-3 with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated.

    THE COMPANY MAY, DEPENDING ON THE NUMBER OF SHARES OUTSTANDING FOLLOWING THE OFFER, MAKE AN APPLICATION FOR THE TERMINATION OF THE LISTING OF THE SHARES ON THE NYSE AND OF THE REGISTRATION OF THE SHARES UNDER THE EXCHANGE ACT AS SOON AS POSSIBLE AFTER THE COMPLETION OF THE OFFER IF THE REQUIREMENTS FOR SUCH TERMINATION ARE MET. IF THE NYSE LISTING AND THE EXCHANGE ACT REGISTRATION OF THE SHARES ARE NOT TERMINATED PRIOR TO THE MERGER, THEN THE LISTING OF THE SHARES ON THE NYSE AND THE REGISTRATION OF THE SHARES UNDER THE EXCHANGE ACT WILL BE TERMINATED FOLLOWING THE CONSUMMATION OF THE MERGER.

                                   THE OFFER

TERMS OF THE OFFER

    Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Acquisition Company will accept for payment and pay for the first 2,318,126 Shares validly tendered, and the Company will accept for payment and pay for the remaining Shares validly tendered, prior to the Expiration Date (as defined herein) and not properly withdrawn in accordance with "--Withdrawal Rights." The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on January 27, 2000, unless and until Acquisition Company, in its sole discretion (and, at the direction of Acquisition Company, the Company in accordance with the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Acquisition Company (and, at the direction of Acquisition Company, the Company) shall expire. Except as otherwise set forth in this Offer to Purchase, Acquisition Company, after consulting with the Company (acting through the Special Committee), shall make all determinations with respect to the terms and conditions (including, without limitation, with respect to the satisfaction or waiver of conditions) of the Offer, provided, that Acquisition Company shall not (i) decrease the Offer Price or change the form of consideration payable pursuant to the Offer (other than by adding consideration), (ii) decrease the number of Shares sought, (iii) waive the Minimum Condition or the condition set forth in subparagraph (f) under "--Conditions to the Offer" below, (iv) impose any additional conditions or amend any other term or condition of the Offer (other than by increasing the Offer Price) or (v) extend the expiration date of the Offer beyond March 15, 2000, in each case without the prior written consent of the Company (acting through the Special Committee). Notwithstanding the foregoing, if all conditions to the Offer have not been satisfied or waived on the Expiration Date, Acquisition Company may, in its sole discretion (and, at the direction of Acquisition Company, the Company shall), extend the Offer for additional periods; PROVIDED, HOWEVER, that Acquisition Company may not extend the Offer beyond March 15, 2000, without the prior written consent of the Company (acting through the Special Committee).

    The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition and the Financing Condition. Such conditions and the other conditions set forth in "--Conditions to the Offer" below are for the sole benefit of Acquisition Company and the Company, and Acquisition Company and the Company have agreed that all determinations with respect to the satisfaction or waiver of such conditions shall be made by Acquisition Company on its behalf and on behalf of the Company. If either the Minimum Condition or the Financing Condition is not satisfied or if any or all of the other events set forth in "--Conditions to the Offer" below shall have occurred or shall be determined in good faith by Acquisition Company to have occurred prior to the acceptance of Shares for payment pursuant to the Offer, neither of the Purchasers shall be required to accept for payment or, subject to the applicable rules of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Acquisition Company and the Company to pay for, or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares pursuant to the Offer, and Acquisition Company may delay its and the Company's acceptance for payment of or, subject to the restriction referred to above, its and the Company's payment for, any tendered Shares, and, subject to the provisions of the Merger Agreement, Acquisition Company may amend or terminate the Offer and not accept and cause the Company not to accept for payment any tendered Shares.

    Notwithstanding any other provision of the Offer, subject to the provisions of the Merger Agreement, the Company shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the obligation of the Company to pay for, or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares pursuant to the Offer, and the Company may delay its acceptance for payment of or, subject to the restriction referred to above, its payment for, any tendered Shares, and, subject to the provisions of the Merger Agreement, the Company may amend or terminate the Offer and not accept for payment any tendered Shares, if the Unit Purchase shall not have occurred or if the Company is not reasonably satisfied that the proceeds from the Unit Purchase will be promptly deposited with the Depositary following the Expiration Date. The foregoing condition is for the sole benefit of the Company and may be waived by the Company.

    Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, with such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 13e-4(e) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably calculated to inform them of such changes) and without limiting the manner in which the Purchasers may choose to make any public announcement, the Purchasers have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

    If the Purchasers are delayed in their payment for the Shares or are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchasers' rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchasers, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in "--Withdrawal Rights." However, the ability of the Purchasers to delay the payment for Shares which the Purchasers have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

    If the Purchasers make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, the Purchasers will extend the Offer to the extent required by Rules 13e-3(e), 13e-4(e), 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the Commission has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition is a material change in the terms of the Offer. The release states that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and that, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of 10 business days may be required to allow for adequate dissemination to stockholders and investor response. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment. If, prior to the Expiration Date, the Purchasers increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer whether or not such Shares were tendered prior to such increase.

    The Company has provided Acquisition Company with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies or similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchasers will purchase, by accepting for payment, and will pay for, as soon as practicable after the Expiration Date, all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with "--Withdrawal Rights," with Acquisition Company accepting for payment and paying for the first 2,318,126 Shares validly tendered and the Company accepting for payment and paying for all Shares validly tendered in excess of such 2,318,126 Shares. Subject to applicable rules of the Commission and the Merger Agreement, the Purchasers expressly reserve the right, in Acquisition Company's sole discretion, to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law. See "--Conditions to the Offer."

    In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or a timely Book Entry Confirmation (as defined herein) with respect thereto, (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined herein), and (iii) any other documents required by the Letter of Transmittal.

    For purposes of the Offer, the Purchasers will be deemed to have accepted for payment and thereby purchased Shares properly tendered to the Purchasers and not withdrawn, if, as and when the Purchasers give oral or written notice to the Depositary of the Purchasers' acceptance of such Shares for payment pursuant to the Offer. In all cases, payment for Shares accepted pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchasers and transmitting payments to tendering stockholders.

    If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates submitted represent more Shares than are tendered, certificates for Shares not purchased or tendered will be returned to the tendering stockholder without expense to the tendering stockholder, or such other person as the tendering stockholder shall specify in the Letter of Transmittal, as promptly as practicable following the expiration, termination or withdrawal of the Offer. In the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility (as defined below) pursuant to the procedures set forth in "--Procedures for Tendering Shares," such Shares will be credited to such account maintained at the Book-Entry Transfer Facility as the tendering stockholder shall specify in the Letter of Transmittal, as promptly as practicable following the expiration, termination or withdrawal of the Offer. If no such instructions are given with respect to Shares delivered by book-entry transfer, any such Shares not tendered or not purchased will be returned by crediting the account at the Book-Entry Transfer Facility designated in the Letter of Transmittal as the account from which such Shares were delivered.

    If, prior to the Expiration Date, the Purchasers shall increase the consideration to be paid per Share pursuant to the Offer, the Purchasers shall pay such increased consideration for all such Shares purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

    Subject to the terms of the Merger Agreement, the Purchasers reserve the right to transfer or assign, in whole at any time or in part from time to time, to one or more affiliates of either of the Purchasers, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchasers of their obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

PROCEDURES FOR TENDERING SHARES

    VALID TENDER. For Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) the certificates evidencing tendered Shares along with the Letter of Transmittal must be received by the Depositary or Shares must be tendered pursuant to the procedures for book-entry transfer set forth below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

    THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    BOOK-ENTRY TRANSFER. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY WILL NOT CONSTITUTE DELIVERY TO THE DEPOSITARY. SHARES WILL BE DEEMED DELIVERED.

    The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility (a "Book-Entry Confirmation"), which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchasers may enforce such agreement against such participant.

    SIGNATURE GUARANTEES. Signatures on all Letters of Transmittal must be guaranteed by a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution"), unless (i) the Letters of Transmittal are signed by the registered holder(s) of Shares, which term, for the purposes of this document, shall include any participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Shares) tendered hereby and such holder(s) has (have) not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letters of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution.

    If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for Shares not tendered or not accepted for payment or not tendered are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates for such Shares must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 to the Letter of Transmittal.

    GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered if all of the following conditions are met:

        (i) the tender is made by or through an Eligible Institution;

        (ii) prior to the Expiration Date, the Depositary receives a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchasers herewith; and

        (iii) in the case of a guarantee of Shares, the certificates for (or a Book-Entry Confirmation with respect to) such Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal or facsimile thereof, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, are received by the Depositary within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery. An "NYSE trading day" is any day on which the NYSE is open for business.

    The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

    BINDING AGREEMENT. The Purchasers' acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchasers upon the terms and subject to the conditions of the Offer.

    DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares pursuant to any of the procedures described above will be determined by Acquisition Company, in its sole discretion, which determination will be final and binding. Acquisition Company reserves the absolute right to reject any or all tenders of any Shares determined by it not to be in proper form or if the acceptance for payment of, or payment for, such Shares may, in the opinion of Acquisition Company's counsel, be unlawful. Acquisition Company also reserves the absolute right, in its sole discretion, subject to the provisions of the Merger Agreement, to waive any conditions of the Offer or any defect or irregularity in any tender of Shares, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived.

    Subject to the terms of the Merger Agreement, Acquisition Company's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. None of the Purchasers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

    APPOINTMENT. By executing the Letter of Transmittal as set forth above (including delivery through an Agent's Message), the tendering stockholder irrevocably appoints designees of Acquisition Company as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered thereby and accepted for payment by the Purchasers and with respect to any and all non-cash dividends, distributions, rights, other Shares or other securities issued or issuable in respect of such purchased Shares (collectively, "Distributions"). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if, when, and only to the extent that the

Purchasers accept such Shares for payment pursuant to the Offer. All such powers of attorney and proxies will be irrevocable and will be deemed granted in consideration of the acceptance for payment by the Purchasers of Shares tendered in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares (and any and all Distributions) will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchasers will thereby be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion deem proper at any annual or special meeting of the Company's stockholders, or any adjournment or postponement thereof or otherwise in such manner as each such attorney-in-fact and proxy or his substitute shall in his sole discretion deem proper with respect to, to execute any written consent concerning any matter as each such attorney-in-fact and proxy or his substitute shall in his sole discretion deem proper with respect to, and to otherwise act as each such attorney-in-fact and proxy or his substitute shall in his sole discretion deem proper with respect to, all of the Shares (and any and all Distributions) tendered hereby and accepted for payment by the Purchasers by written consent or otherwise and the Purchasers reserve the right to require that, in order for Shares (or other Distributions) to be deemed validly tendered, immediately upon the Purchasers' acceptance for payment of such Shares, the Purchasers must be able to exercise full voting, consent and other rights with respect to such Shares (and any and all Distributions), including voting at any meeting of the Company's stockholders, provided that such requirement shall not apply to Shares purchased by the Company with respect to any record date for the determination of stockholders entitled to vote which is set after the date of purchase of Shares by the Company.

    BACKUP WITHHOLDING. TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, A TENDERING STOCKHOLDER, OR ITS ASSIGNEE (IN EITHER CASE, THE "PAYEE"), MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING AND SIGNING THE SUBSTITUTE FORM W-9 PROVIDED IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A STOCKHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD AND DEPOSIT WITH THE INTERNAL REVENUE SERVICE 31% OF ANY PAYMENTS MADE TO SUCH STOCKHOLDER. SEE INSTRUCTION 10 TO THE LETTER OF TRANSMITTAL.

WITHDRAWAL RIGHTS

    Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchasers pursuant to the Offer, may also be withdrawn at any time after February 11, 2000, or at such later time as may apply if the Offer is extended.

    If the Purchasers extend the Offer, are delayed in their acceptance for payment of, or payment for, Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchasers' rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchasers, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described herein. Any such delay will be by an extension of the Offer to the extent required by law. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE OF SHARES BE PAID BY THE PURCHASERS, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING PAYMENT.

    For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in "--Procedures for Tendering Shares," any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

    Any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in "--Procedures for Tendering Shares" at any time prior to the Expiration Date.

PRICE RANGE OF THE SHARES; DIVIDENDS

    The Shares are listed and traded on the NYSE under the symbol "GLE". The following table sets forth, for the quarters indicated, the high and low sales prices per Share as reported on the Dow Jones News Service and the cash quarterly dividends per Share.

                                                                  HIGH           LOW       DIVIDENDS
                                                              ------------   -----------   ---------
FISCAL YEAR ENDED DECEMBER 31, 1997*:
  First Quarter.............................................  $18 15/16      $16 1/8        $.0625
  Second Quarter............................................   23 1/4         15 9/16        .0625
  Third Quarter.............................................   29 21/32       23 1/8         .0625
  Fourth Quarter............................................   29 1/4         24 5/16        .0625
FISCAL YEAR ENDED DECEMBER 31, 1998:
  First Quarter.............................................   35 3/8         23             .0625
  Second Quarter............................................   35 1/2         27             .0625
  Third Quarter.............................................   30             16             .0625
  Fourth Quarter............................................   23 1/4         14 1/4         .0625
FISCAL YEAR ENDED DECEMBER 31, 1999:
  First Quarter.............................................   19 13/16       15 7/8         .0625
  Second Quarter............................................   21 1/4         16 3/16        .0625
  Third Quarter.............................................   19 5/8         16 1/16        .0625
  Fourth Quarter (through December 14, 1999)................   23 5/8         16 5/8         .0625

------------------------

*   Adjusted to reflect a two-for-one stock split in September 1997.

    On December 8, 1999, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the reported closing price on the NYSE was $18 per Share. On December 14, 1999, the last full trading day prior to the commencement of the Offer, the reported closing price per Share on the NYSE was $23 1/2. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

    Under the terms of the Merger Agreement, neither the Company nor any of its subsidiaries shall declare, set aside or pay dividend or other distribution with respect to the Common Stock (other than regular quarterly dividends not in excess of $.0625 per share of Common Stock made in the ordinary course consistent with past practice or dividends from any subsidiary of the Company to the Company or any other subsidiary of the Company) without the prior written consent of Acquisition Company. The Company does not presently intend to pay any further dividends with respect to the Shares, assuming consummation of the Offer.

EFFECT OF THE TRANSACTIONS ON THE MARKET FOR THE SHARES; EXCHANGE ACT
  REGISTRATION

    The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and the number of holders of Shares and could adversely affect the liquidity and market value of the remaining Shares held by the public and have other consequences with respect to NYSE listing, Exchange Act registration and availability of margin credit. See "SPECIAL FACTORS--Certain Effects of the Transactions."

CERTAIN INFORMATION CONCERNING THE COMPANY

    GENERAL. The information concerning the Company contained in this Offer to Purchase, including that set forth below under the caption "Selected Consolidated Financial Information," has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. None of Acquisition Company, Merger Subsidiary or the Information Agent assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Acquisition Company, Merger Subsidiary or the Information Agent.

    The Company is a Delaware corporation with its principal executive offices located at 1000 University Avenue, P.O. Box 22970, Rochester, New York 14692. The Company's principal business activity is the development, manufacture and sale of gear production machinery and related equipment. The gears produced by the Company's machines are used in drive trains of automobiles, sport utility vehicles, trucks, buses, aircraft, marine, agricultural and construction machinery. The Company has manufacturing operations in Rochester, New York; Rockford, Illinois; Plymouth, England; Munich and Ludwigsburg, Germany; Bangalore, India; and Biel, Switzerland, and has sales and service offices throughout the United States and Europe and in the Asia-Pacific region.

    Certain information concerning the directors and executive officers of the Company is set forth in Schedule I hereto.

    AVAILABLE INFORMATION. The Company is subject to the informational filing requirements of the Exchange Act and is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a website on the internet at http://www.sec.gov that contains reports, proxy statements and other information relating to the Company which have been filed via the Commission's EDGAR System.

    HISTORICAL FINANCIAL INFORMATION. Set forth below is certain summary consolidated financial information with respect to the Company and its subsidiaries excerpted or derived from the audited financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and its unaudited Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, each as filed with the Commission pursuant to the Exchange Act.

    More comprehensive financial information and other information is included in such reports and in other documents filed by the Company with the Commission. The following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and related notes contained therein. Such reports, documents and financial information may be inspected and copies may be obtained from the Commission in the manner set forth above.

                              GLEASON CORPORATION
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                       CONSOLIDATED STATEMENTS OF INCOME

                                                NINE MONTHS ENDED       YEARS ENDED DECEMBER 31,
                                               SEPTEMBER 30, 1999       -------------------------
                                                   (UNAUDITED)             1998          1997
                                            -------------------------   -----------   -----------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales.................................          $ 246,611           $  409,326    $  338,673
Cost of products sold.....................            168,909              280,109       233,495
Selling, general and administrative
  expenses................................             55,083               72,761        58,603
Research and development expenses.........              6,593               10,558         8,139
Restructuring costs.......................              1,200                   --            --
Loss on settlement of pension plan........                 --                2,031            --
Interest expense, net.....................                662                  979         1,127
Other (income), net.......................             (1,287)                (384)         (870)
                                                    ---------           ----------    ----------
Income before income taxes................             15,451               43,272        38,179
Provision for income taxes................              6,465               17,155        14,084
                                                    ---------           ----------    ----------

Net income................................          $   8,986           $   26,117    $   24,095
                                                    =========           ==========    ==========
Earnings per common share
  Basic...................................          $    0.93           $     2.52    $     2.41
  Diluted.................................               0.90                 2.43          2.32

Weighted average number of common shares
  outstanding:
  Basic...................................          9,687,252           10,358,854     9,978,569
  Diluted.................................          9,938,302           10,737,697    10,382,628

Cash dividends declared...................          $  0.1875           $     0.25    $     0.25

Book value per share......................              13.37                12.87         10.96
Ratio of earnings to fixed charges........              8.67x               15.74x        43.17x

                          CONSOLIDATED BALANCE SHEETS

                                                                                  DECEMBER 31,
                                                          SEPTEMBER 30, 1999   -------------------
                                                             (UNAUDITED)         1998       1997
                                                          ------------------   --------   --------
                                                                   (DOLLARS IN THOUSANDS)
Assets
Current assets
  Cash and equivalents..................................       $  7,474        $ 13,229   $ 12,478
  Trade accounts receivable.............................         78,201          89,095    101,024
  Inventories...........................................         76,380          58,614     55,991
  Other current assets..................................         15,314          16,094     13,367
                                                               --------        --------   --------

Total current assets....................................        177,369         177,032    182,860

Property, plant and equipment, net......................        125,723         132,322    124,373
Goodwill................................................         18,558          16,682     18,036
Other assets............................................         14,508          14,433     20,384
                                                               --------        --------   --------

Total assets............................................       $336,158        $340,469   $345,653
                                                               ========        ========   ========

Liabilities and Stockholders' Equity
Current liabilities
  Short-term borrowings.................................       $  7,380        $  1,853   $  5,760
  Current portion of long-term debt.....................            318               8      1,613
  Trade accounts payable................................         28,175          33,421     30,810
  Income taxes..........................................          6,102           6,790     13,640
  Other current liabilities.............................         63,412          62,485     70,614
                                                               --------        --------   --------

Total current liabilities...............................        105,387         104,557    122,437

Long-term debt..........................................         24,363          28,906     38,244
Pension plans and other retiree benefits................         65,856          66,163     60,235
Other liabilities.......................................         12,397          12,872     10,516
                                                               --------        --------   --------

Total liabilities.......................................       $208,003        $212,498   $231,432
                                                               --------        --------   --------

Stockholders' equity
Preferred Stock, par value $1.00 per share; 500,000
  shares authorized, none issued
Common Stock, par value $1.00 per share; 20,000,000
  shares authorized, 11,594,140 shares issued at
  September 30, 1999 and December 31, 1998 and 1997,
  respectively..........................................         11,594          11,594     11,594
  Additional paid-in capital............................         11,914          12,443     12,061
  Retained earnings.....................................        138,488         131,323    107,797
  Accumulated other comprehensive income................         (6,059)         (5,688)    (4,790)
                                                               --------        --------   --------
                                                                155,937         149,672    126,662

  Less treasury stock of 2,007,961 shares at
    September 30, 1999 and 1,650,899 shares and
    1,169,313 shares at December 31, 1998 and 1997,
    respectively, at cost...............................         27,782          21,701     12,441
                                                               --------        --------   --------

Total stockholders' equity..............................        128,155         127,971    114,221
                                                               --------        --------   --------

Total liabilities and stockholders' equity..............       $336,158        $340,469   $345,653
                                                               ========        ========   ========

    CERTAIN PROJECTIONS. Certain sets of Projections of the Company's future operating performance were prepared by management in August through December 1999. The Company does not as a matter of course make public forecasts as to future operations and the Projections set forth below are included in this Offer to Purchase only because such information was provided to Acquisition Company and to its prospective lenders and to the Special Committee and its financial and legal advisors as described below.

    PROJECTIONS OF THIS TYPE ARE BASED ON ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC, INDUSTRY AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE PROJECTED RESULTS WOULD BE REALIZED OR THAT ACTUAL RESULTS WOULD NOT BE SIGNIFICANTLY HIGHER OR LOWER THAN THOSE PROJECTED. IN ADDITION, THE PROJECTIONS WERE PREPARED BY THE COMPANY NOT WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS AND FORECASTS AND ARE INCLUDED IN THIS OFFER TO PURCHASE ONLY BECAUSE SUCH INFORMATION WAS FURNISHED TO ACQUISITION COMPANY. THE INCLUSION OF THIS INFORMATION SHOULD NOT BE REGARDED AS AN INDICATION THAT ANYONE WHO RECEIVED THIS INFORMATION CONSIDERED IT A RELIABLE PREDICTOR OF FUTURE OPERATING RESULTS AND THIS INFORMATION SHOULD NOT BE RELIED UPON AS SUCH. THE PROJECTIONS ARE BASED UPON A VARIETY OF ASSUMPTIONS RELATING TO THE BUSINESSES OF THE COMPANY WHICH, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY, MAY NOT BE REALIZED, AND ARE SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY. NONE OF THE PURCHASERS, THE SPECIAL COMMITTEE OR ANY OTHER PERSON OR PARTY ASSUMES RESPONSIBILITY FOR THE ACCURACY OR VALIDITY OF THE FOLLOWING PROJECTIONS.

    In August 1999, the Company prepared projections which contemplated a turnaround in the Company's business in the year 2000 and thereafter ("Case I"). A summary of Case I is as follows:

                                     CASE I

                                                         YEARS ENDING DECEMBER 31,
                                            ----------------------------------------------------
                                              1999       2000       2001       2002       2003
                                            --------   --------   --------   --------   --------
                                                           (DOLLARS IN THOUSANDS)
Net sales.................................  $364,415   $376,580   $394,020   $405,565   $416,030
Cost of products sold.....................   252,428    261,743    270,130    275,031    280,711
                                            --------   --------   --------   --------   --------
Gross margin..............................   111,987    114,837    123,890    130,534    135,319
Selling, general and administrative
  expenses................................    75,109     75,337     74,158     74,868     74,959
Research and development expenses.........     8,838      8,820     10,496     10,578     10,660
Restructuring costs.......................     2,100          0          0          0          0
Interest expense (income), net............       701        600       (300)    (1,000)    (2,000)
Other (income)............................    (1,336)      (384)      (384)      (384)      (384)
                                            --------   --------   --------   --------   --------
Income before income taxes................    26,574     30,464     39,921     46,472     52,084
Provision for income taxes................    11,198     12,033     15,769     18,356     20,573
                                            --------   --------   --------   --------   --------
Net income................................  $ 15,376   $ 18,430   $ 24,152   $ 28,115   $ 31,511
                                            ========   ========   ========   ========   ========
EBITDA....................................  $ 50,889   $ 54,830   $ 62,387   $ 67,338   $ 70,850

    The following are the material assumptions relating to the Case I projections:

    1. Sales growth of 3% to 5% per year across all major product lines (machines, tools and aftermarket products and services) is assumed. Growth is driven by new products and services and improved demand from certain geographic markets, primarily Asia and South America, partially offset by a reduction in the relative number of machines and tools required to manufacture the equivalent level of gears (output) because of recent technology advancements.

       Pricing was assumed to be held flat during the forecast period (as has been the case for the Company in recent years).

    2. Operating margins (earnings before interest and taxes divided by net sales) increase from 7.7% in 1999 to 12% by 2003. Improvements in margins are expected to come from manufacturing productivity savings and increased fixed overhead absorption as a result of higher sales, partially offset by increasing labor costs and inflation. Additional cost savings are projected from the sale of the Company's Italian operations and the related consolidation of these activities into other Gleason operating units and savings from the global enterprise resource planning ("ERP") software project (assumed to begin implementation in 1999). These projections also assume lower period costs associated with the implementation of the ERP software in 2000 compared to 1999.

    3. The Company's effective tax rate is forecasted to be 42.1% in 1999 and 39.5% thereafter. The higher 1999 rate results from losses in Italy and Japan for which no tax benefits are expected to be recorded. No such losses were forecasted in the succeeding years.

    In September 1999, the Company prepared a conservative version of the Company's financial projections ("Case II") which reflects sales for year 2000 based upon the Company's annualized rate of incoming orders over the preceding nine-month period prior to the preparation of Case II (approximately
$340 million). Such projections assume economic conditions and the Company's markets remain relatively unchanged from that position. A summary of Case II is as follows:

                                    CASE II

                                                         YEARS ENDING DECEMBER 31,
                                            ----------------------------------------------------
                                              1999       2000       2001       2002       2003
                                            --------   --------   --------   --------   --------
                                                           (DOLLARS IN THOUSANDS)
Net sales.................................  $364,415   $339,800   $353,253   $364,631   $380,186
Cost of products sold.....................   252,428    244,577    249,630    254,535    261,250
                                            --------   --------   --------   --------   --------
Gross margin..............................   111,987     95,223    103,623    110,096    118,936
Selling, general and administrative
  expenses................................    75,109     73,859     70,659     71,368     71,646
Research and development expenses.........     8,838      8,761     10,070     10,152     10,234
Restructuring costs.......................     2,100      4,850          0          0          0
Interest expense (income), net............       701        600       (300)    (1,000)    (2,000)
Other (income)............................    (1,336)      (384)      (384)      (384)      (384)
                                            --------   --------   --------   --------   --------
Income before income taxes................    26,574      7,537     23,578     29,960     39,440
Provision for income taxes................    11,198      2,977      9,313     11,834     15,579
                                            --------   --------   --------   --------   --------
Net income................................  $ 15,376   $  4,560   $ 14,265   $ 18,126   $ 23,861
                                            ========   ========   ========   ========   ========
EBITDA....................................  $ 50,889   $ 36,753   $ 46,044   $ 50,826   $ 58,206

    The following are the material assumptions relating to Case II:

    1.  The forecast for 1999 used in this case was the same as in Case I.

    2. Sales levels for 2000 were based upon the annualized incoming order rate over the preceding nine-month period prior to the preparation of Case II, increasing 3% to 4% per year thereafter. The growth of 3% to 4% per year was assumed across all major product lines (machines, tools and aftermarket products and services). Growth is driven by new products and services and improved demand from certain geographic markets, primarily Asia and South America, partially offset by a reduction in the relative number of machines and tools required to manufacture the equivalent level of gears (output) because of recent technology advancements. A slight decrease in unit pricing for a limited number of machines was forecasted; pricing for all other products was assumed to be held constant.

    3. Operating margins are forecasted to decrease to 3.7% in 2000 as a result of a decline in sales. Margins increase each year thereafter up to a level of 9.8% by 2003. Variable margins on products are assumed to be the same as those in Case I with the exception of where price decreases were forecasted. Because of the lower sales level assumed in 2000, a workforce reduction of 180 persons with a restructuring cost of $4.9 million (separately identified on the Operating Statement) is included in this projection. Cost savings resulting from this workforce reduction totaling $2.6 million in 2000 and $5.2 million in each year thereafter are included in the forecast. Similar cost savings as disclosed in Case I were included in this forecast. Additional spending in 2000 (compared to Case I) of $1.8 million related to the Company's ERP project and its intellectual property suit were included in this projection.

    4. The Company's effective tax rate is forecasted to be 42.1% in 1999 and 39.5% thereafter. The higher 1999 rate results from losses in Italy and Japan for which no tax benefits are expected to be recorded. No such losses were forecasted in the succeeding years.

    In October 1999, at the request of one of the banks which Acquisition Company and the Continuing Stockholders were considering as a potential lender for the Transactions, the Company prepared a set of projections for fiscal year 2000 based on an economic recession (the "Recession Case"). A summary of the Recession Case is as follows:

                                 RECESSION CASE

                                                                   YEARS ENDING
                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         2000
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Net sales...................................................   $364,415     $305,382
Cost of products sold.......................................    252,428      221,649
                                                               --------     --------
Gross margin................................................    111,987       83,733
Selling, general and administrative expenses................     75,109       68,582
Research and development expenses...........................      8,838        7,164
Restructuring costs.........................................      2,100            0
Interest expense (income), net..............................        701         (200)
Other (income)..............................................     (1,336)        (384)
                                                               --------     --------
Income before income taxes..................................     26,574        8,571
Provision for income taxes..................................     11,198        3,385
                                                               --------     --------
Net income..................................................   $ 15,376     $  5,185
                                                               ========     ========
EBITDA......................................................   $ 50,889     $ 28,837

    The foregoing Recession Case is based on the following material assumptions:

    1. Sales in 2000 assumes a significant decline in machine revenues and an approximate 10% decline in sales across the tooling and aftermarket product lines. Sales levels were based on pro forma sales (giving effect to acquisitions made since such time) in the 1993/94 period (the last global recession experienced by the Company) adjusted for product lines added since that time and increased sales due to gains in market share for certain products relative to those years. Pricing for machines was assumed to decline 5% to 10% across the various models and pricing for all other product lines was assumed to be held constant.

    2. Operating margins are assumed to decrease sharply in 2000 because of lower sales and price decreases. Cost savings are forecasted at $4.1 million as a result of a workforce reduction of 310 persons. Restructuring costs totaling $11.2 million in order to complete the cost savings initiative are assumed but are not reflected in the operating statement above. Incremental cost savings (compared to Case I) from reductions in discretionary spending totaling $1.5 million are also included in the forecast.

    3. For purposes of this forecast, interest income in year 2000 should be disregarded as such number was not reforecasted based on a recession scenario.

    In October and November 1999, as the Company undertook its annual budgeting process, the Company updated its Projections for calendar years 1999 and 2000 (the "Updated Projections"). Management provided Bear Stearns with all of the material information relating to the Updated Projections for calendar year 1999 and a copy of the Updated Projections for calendar year 2000. A summary of the Updated Projections is as follows:

                              UPDATED PROJECTIONS

                                                                   YEARS ENDING
                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         2000
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Net sales...................................................   $359,814     $364,075
Cost of products sold.......................................    248,832      253,271
                                                               --------     --------
Gross margin................................................    110,982      110,804
Selling, general and administrative expenses................     75,262       76,038
Research and development expenses...........................      8,481        8,855
Restructuring costs.........................................      2,100           --
Interest expense, net.......................................        842          600
Other (income)..............................................     (1,378)        (384)
                                                               --------     --------
Income before income taxes..................................     25,675       25,696
Provision for income taxes..................................     10,637       10,150
                                                               --------     --------
Net income..................................................   $ 15,038     $ 15,546
                                                               ========     ========
EBITDA......................................................   $ 49,930     $ 50,062

    The following are the material assumptions relating to the Updated
Projections:

    1. Sales forecast for 1999 was reduced from $364.4 million to $359.8 million because of movement of machine shipments out of the 1999 year because of, among other things, shipping delays. Sales forecast for 2000 are based upon the expected incoming order rate for 1999. In aggregate, no major changes in 2000 have been assumed in the markets and regions the Company serves compared to 1999.

    2. Operating margins were forecasted to decrease slightly to 7.6% compared to 7.7% in the most recent forecast for 1999. Operating margins for 2000 were forecasted to be 7.2 % (somewhat lower than in 1999) because of slightly lower gross margins resulting from greater discounting on certain machine orders expected to ship in 2000.

    3. The Company's effective tax rate was assumed to be 41.4% in 1999 and 39.5% in 2000.

    4. There were no other material changes in this forecast compared to the prior forecast.

    In early December, the Company revised the Updated Projections (the "Revised Updated Projections") based on more recent information regarding the shipments expected for the remainder of 1999 and the completion of its annual budgeting process for 2000. Management advised Bear Stearns of all the material differences between the Revised Updated Projections and the Updated Projections and further advised Bear Stearns that these differences would be reflected in management's final annual operating plan. The Revised Updated Projections set forth below reflect the annual operating plan dated December 8, 1999. A summary of the Revised Updated Projections is as follows:

                          REVISED UPDATED PROJECTIONS

                                                                   YEARS ENDING
                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1999           2000
                                                              --------       --------
                                                              (DOLLARS IN THOUSANDS)
Net sales...................................................  $348,758       $379,320
Cost of products sold.......................................   240,521        262,103
                                                              --------       --------
Gross margin................................................   108,237        117,217

Selling, general and administrative expenses................    74,683         81,654
Research and development expenses...........................     8,395          8,066
Restructuring costs.........................................     2,100              0
Interest expense, net.......................................       853            262
Other (income)..............................................    (1,316)          (138)
                                                              --------       --------

Income before income taxes..................................    23,522         27,373
Provision for income taxes..................................    10,026         11,719
                                                              --------       --------
Net income..................................................  $ 13,496       $ 15,654
                                                              ========       ========
EBITDA......................................................  $ 47,810       $ 52,066

    The following are the material assumptions relating to the Revised Updated
Projections:

           1. Sales forecast for 1999 was reduced by approximately $11 million from the most recent forecast because a number of machines (many of which are new models) which were expected to be shipped in 1999 were being delayed beyond the end of the year. The sales forecast for 2000 increased accordingly because of the movement of these machines from 1999 to 2000. In addition, the 2000 sales forecast was increased by another approximately $4 million as the Company formally completed its planning cycle for 2000.

           2. Operating margins for 1999 were forecasted to be 7.2% compared to 7.6% in the most recent forecast. Margins were lower because of the lower sales forecasted in the year. Operating margins for 2000 were forecasted to be 7.3% compared to 7.1% in the most recent forecast. Operating margins improved slightly because of the increased sales, partially offset by higher spending, including higher costs associated with the Company's ERP project because of implementation delays.

           3. The Company's effective tax rate was assumed to be 42.6% in 1999 and 42.8% in 2000. The effective tax rate for 1999 was higher than the most recent forecast because of a greater percentage of income is projected to come from higher tax jurisdictions. The effective tax rate in 2000 is higher than the most recent forecast because of larger projected losses in the Company's Japanese subsidiary where no tax benefit is reflected.

CERTAIN INFORMATION CONCERNING VESTAR, ACQUISITION COMPANY, MERGER SUBSIDIARY AND CERTAIN AFFILIATES

    Acquisition Company, a Delaware limited liability corporation and a wholly owned subsidiary of Vestar, was organized by Vestar for the sole purposes of entering into the Merger Agreement and consummating the Transactions, including making the Offer, and has conducted no activities to date other than those incident to its formation, entering into the Merger Agreement and certain other agreements contemplated thereby, and the commencement of the Offer. Vestar is the sole managing member of Acquisition Company. Vestar Associates IV, L.P., a Delaware limited partnership, is the sole general partner of Vestar, and Vestar Associates Corporation IV, a Delaware corporation, is the sole general partner of Vestar Associates IV, L.P. Each of Vestar, Vestar Associates IV, L.P. and Vestar Associates Corporation IV are principally engaged in the business of investing in securities.

    Until immediately prior to the time Acquisition Company purchases Shares pursuant to the Offer, it is not anticipated that Acquisition Company will have any significant assets or liabilities or engage in any significant activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

    Merger Subsidiary, a Delaware corporation and a wholly owned subsidiary of Acquisition Company, was organized for the sole purpose of entering into the Merger Agreement and consummating the Transactions, and has conducted no activities to date other than those incident to its formation and entering into the Merger Agreement.

    The principal offices of each of Vestar, Acquisition Company and Merger Subsidiary are located at 245 Park Avenue, 41(st) Floor, New York, New York 10167. The telephone number for each of Vestar, Acquisition Company and Merger Subsidiary is (212) 351-1600.

    Except as set forth in this Offer to Purchase, (i) none of Acquisition Company, Merger Subsidiary, Vestar Associates IV, L.P., Vestar Associates Corporation IV or, to the best knowledge of Acquisition Company, Merger Subsidiary, Vestar Associates IV, L.P., Vestar Associates Corporation IV, any of the persons listed on Schedule II hereto or any associate or majority owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares or other equity securities of the Company, (ii) none of Acquisition Company, Merger Subsidiary, Vestar Associates IV, L.P., Vestar Associates Corporation IV or, to the best of knowledge of Acquisition Company, Merger Subsidiary, Vestar Associates IV, L.P., Vestar Associates Corporation IV, any of the other persons or entities referred to in clause (i) above, has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days, (iii) none of Acquisition Company, Merger Subsidiary, Vestar Associates IV, L.P., Vestar Associates Corporation IV or, to the best of knowledge of Acquisition Company, Merger Subsidiary, Vestar Associates IV, L.P., Vestar Associates Corporation IV, any of the other persons or entities referred to in clause (i) above, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies,
(iv) there have been no transactions which could require reporting under the rules and regulations of the Commission between Acquisition Company, Merger Subsidiary, Vestar Associates IV, L.P., Vestar Associates Corporation IV or, to the best of knowledge of Acquisition Company, Merger Subsidiary, Vestar Associates IV, L.P., Vestar Associates Corporation IV, any of the other persons or entities referred to in clause (i) above, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, and
(v) there have been no contacts, negotiations or transactions between Acquisition Company, Merger Subsidiary, Vestar Associates IV, L.P., Vestar Associates Corporation IV or, to the best of knowledge of Acquisition Company, Merger Subsidiary, Vestar Associates IV, L.P., Vestar Associates Corporation IV, any of the other persons or entities referred to in clause (i) above, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets of the Company.

    For certain other information concerning the directors and executive officers of Vestar Associates Corporation IV, see Schedule II.

CONDITIONS TO THE OFFER

    Notwithstanding any other provision of the Offer, subject to the provisions of the Merger Agreement, the Company shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the obligation of the Company to pay for, or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares pursuant to the Offer, and the Company may delay its acceptance for payment of or, subject to the restriction referred to above, its payment for, any tendered Shares, and, subject to the provisions of the Merger Agreement, the Company may amend or terminate the Offer and not accept for payment any tendered Shares, if the Unit Purchase shall not have occurred or if the Company is not reasonably satisfied that the proceeds from the Unit Purchase will be promptly deposited with the Depositary following the Expiration Date. The foregoing condition is for the sole benefit of the Company and may be waived by the Company.

    The following conditions are for the sole benefit of Acquisition Company and the Company, and Acquisition Company and the Company have agreed that all determinations with respect to the satisfaction or waiver of the following conditions shall be made by Acquisition Company on its behalf and on behalf of the Company. Notwithstanding any other provisions of the Offer, subject to the provisions of the Merger Agreement, other than the Company's agreement described below to permit Acquisition Company to waive certain conditions on the Company's behalf, neither Acquisition Company nor the Company shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Acquisition Company and the Company to pay for, or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares pursuant to the Offer, and Acquisition Company may delay its and the Company's acceptance for payment of or, subject to the restriction referred to above, its and the Company's payment for, any tendered Shares, and, subject to the provisions of the Agreement, Acquisition Company may amend or terminate the Offer and not accept and cause the Company not to accept for payment any tendered Shares, if (i) any applicable waiting period or approval under the HSR Act and any applicable foreign antitrust law, regulation or rule has not expired or been terminated or obtained, (ii) the Minimum Condition has not been satisfied, (iii) the Company has not received the proceeds of the Financing contemplated by the Commitment Letter or other financing which is on terms substantially similar to those set forth in the Commitment Letter sufficient to finance (x) the purchase of such portion of the Shares which the Company is agreeing to pay for and purchase pursuant to the Offer, (y) the payment of the Merger Consideration pursuant to the Merger, and (z) the fees and expenses required to be paid by the Company in connection with the transactions contemplated by the Merger Agreement, or (iv) at any time on or after December 8, 1999, and prior to the acceptance of Shares for payment pursuant to the Offer, any of the following events shall occur:

    (a) there shall be instituted or pending or threatened in writing by any Governmental Authority any suit, action or proceeding which (i) seeks to prohibit or impose any material limitations on Acquisition Company's or the Continuing Stockholders' ownership or operation (or that of any of their affiliates) of all or a material portion of the Company's business or assets,
(ii) seeks to compel Acquisition Company or any of its Subsidiaries or affiliates or the Company to dispose of or hold separate any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole,
(iii) seeks to impose material limitations on the ability of either Acquisition Company or the Company to, or render either Acquisition Company or the Company unable to, accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, (iv) seeks to restrain or prohibit the making or consummation of the

Offer or the Merger or the performance of any of the transactions contemplated by the Merger Agreement, (v) seeks to obtain from the Company any damages (including damages against the Company's directors or officers for which they may seek indemnification from the Company) that would reasonably be expected to have a Company Material Adverse Effect or seeks to obtain a material amount of damages from Acquisition Company or Merger Subsidiary, (vi) challenges the acquisition by either Acquisition Company or the Company of any Shares pursuant to the Offer, or (vii) seeks to impose material limitations on the ability of Acquisition Company, the Continuing Stockholders or the Foundation effectively to exercise full rights of ownership of the Shares including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders;

    (b) there shall have been any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted or issued by any Governmental Authority applicable to the Offer or the Merger other than the application of the waiting period provision of the HSR Act to the Offer or the Merger which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

    (c) the representations and warranties of the Company set forth in the Merger Agreement which are not qualified by "materiality" or "Company Material Adverse Effect" shall not be true and accurate in all material respects, and the representations and warranties that are qualified by "materiality" or "Company Material Adverse Effect" shall not be true and accurate in all respects, in each case as of the date of consummation of the Offer as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period), or the Company shall have breached or failed to perform or comply in any material respect with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it and, with respect to any such breach or failure to perform that is reasonably capable of being remedied within the time periods set forth below, the breach or failure to perform is not remedied prior to the earlier of (i) 10 days after Acquisition Company has furnished the Company with written notice of such breach or failure to perform or (ii) two business days prior to the date on which the Offer expires;

    (d) the Merger Agreement shall have been terminated in accordance with its terms;

    (e) the Board or the Special Committee (i) shall withdraw, modify or change its recommendation so that it is not in favor in the Merger Agreement, the Offer or the Merger or shall have resolved to do any of the foregoing, (ii) shall have recommended to the Company's stockholders an Acquisition Proposal or
(iii) shall terminate the Merger Agreement as provided under "SPECIAL FACTORS--The Merger Agreement--No Solicitation" provisions of the Merger Agreement;

    (f) the Company shall not have received by the expiration date of the Offer such certificates of officers of the Company and/or opinions of nationally recognized valuation and/or appraisal firms (in form and substance reasonably satisfactory to the Company) as the Special Committee and the Board may reasonably require, substantially to the effect that the value of the Company's assets shall exceed its liabilities following the consummation of the Offer and the Merger and that the Offer and the Merger shall not impair the Company's capital within the meaning of Section 160 of the DGCL or impair the ability of the Company to pay its obligations as they come due; or

    (g) there shall have occurred (i) any general suspension of trading in securities on the NYSE, which suspension or limitation shall continue for at least three consecutive trading days, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States that would reasonably be expected to have a material adverse impact on the capital markets of the United States, (iv) any limitation (whether or not mandatory) by any United States Governmental Authority on the extension of credit generally by banks or other lending institutions, (v) a change in general financial, bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans, (vi) a decline of at least 30% in the Standard & Poor's 500 Index from the close of business on the date of the Agreement, or (vii) in the case of any of the foregoing existing at the time of the execution of the Agreement, a material acceleration or worsening thereof;

which, in the good faith judgment of Acquisition Company, in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payments for Shares.

    The foregoing conditions are for the sole benefit of Acquisition Company and the Company, and, subject to the provisions of the Merger Agreement, may be waived by Acquisition Company on its behalf and on behalf of the Company. The failure by Acquisition Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

CERTAIN LEGAL MATTERS

    GENERAL. Except as described herein, the Purchasers are not aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Purchasers pursuant to the Offer, the Merger or otherwise or any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required prior to the acquisition of Shares by the Purchasers pursuant to the Offer, the Merger or otherwise. Should any such approval or other action be required, the Purchasers presently contemplate that such approval or other action will be sought, except as described below under "--State Antitakeover Statutes." While, except as otherwise described in this Offer to Purchase, the Purchasers do not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Purchasers' businesses or that certain parts of the Purchasers' businesses might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchasers could decline to accept for payment, or pay for, any Shares tendered. See "--Conditions to the Offer" for certain conditions to the Offer, including conditions with respect to governmental actions.

    STATE ANTITAKEOVER STATUTES. Section 203 of the DGCL, in general, prohibits a Delaware corporation, such as the Company, from engaging in a "Business Combination" (defined as a variety of transactions, including mergers) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an Interested Stockholder unless, prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder. The Company does not believe that provisions of Section 203 of the DGCL are applicable to any of the transactions contemplated by the Merger Agreement, since the Merger Agreement and the transactions contemplated thereby were approved by the Board prior to the execution thereof.

    A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In EDGAR V. MITE CORP., the Supreme Court of the United States (the "Supreme Court") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult.

However, in 1987, in CTS CORP. V. DYNAMICS CORP. OF AMERICA, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

    The Purchasers do not believe that the antitakeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer, and, except as set forth above with respect to Section 203 of the DGCL, the Purchasers have not attempted to comply with any state antitakeover statute or regulation. The Purchasers reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchasers might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchasers might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, the Purchasers may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer.

    ANTITRUST. Under the HSR Act and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "DOJ") and certain waiting period requirements have been satisfied. Acquisition Company is a newly formed entity which is controlled by Vestar for purposes of the HSR Act and the rules promulgated thereunder by the FTC. Vestar does not have assets of $10 million or more at this time. If Vestar shall make any acquisition or receive capital prior to the consummation of the Offer, then the value of such acquisition or capital shall be counted for purposes of determining whether Vestar is a "$10 million person" as such term is defined under the HSR Act and the rules promulgated thereunder by the FTC.

    In the event that a filing is required to be made under the HSR Act and the rules promulgated thereunder by the FTC, the Purchasers expect to promptly file a Notification and Report Form with respect to the Offer under the HSR Act. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the fifteenth day after the date on which the Purchasers' forms are filed, unless early termination of the waiting period is granted. The DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from the Purchasers. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by the Purchasers with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Acquisition Company. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. If a filing under the HSR Act is required, the Purchasers will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

    The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the proposed acquisition of Shares by Acquisition Company pursuant to the Offer. At any time before or after the purchase by Acquisition Company of Shares pursuant to the Offer, either of the DOJ or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Acquisition Company or the divestiture of substantial assets of Acquisition Company, its subsidiaries or the Company. Private parties and state governments may also bring legal action under the Antitrust Laws under certain circumstances.

    Although the Purchasers believe that the acquisition of Shares pursuant to the Offer would not violate the Antitrust Laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the outcome will be. See "--Conditions to the Offer" for certain conditions to the Offer, including conditions with respect to litigation and certain government actions.

    As used in this Offer to Purchase, "Antitrust Laws" shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

    The German Act Against Restraints of Competition prohibits completion of the transaction until the German Federal Cartel Office (the "Cartel Office") has been notified about the transaction and the Cartel Office has approved the transaction. Upon receipt of the notification, the Cartel Office conducts a preliminary review with a maximum duration of one month. Upon conclusion of the preliminary review, the Cartel Office may either approve the transaction or initiate an in-depth review with a maximum four month duration from the date of notification if further examination is necessary to determine whether the transaction is compatible with the Act Against Restraints of Competition. The parties are preparing a joint filing to the Cartel Office, which is expected to be submitted during the week of December 20, 1999. The Purchasers believe that the transaction will be cleared during the preliminary review phase. However, the Purchasers cannot guarantee that the Cartel Office will not conduct an in-depth review to further examine the transaction under the Act Against Restraints of Competition.

    CERTAIN LITIGATION. On December 9 through 13, 1999, seven purported class action lawsuits, each by a stockholder of the Company against the Company, Vestar Capital Partners and each of the Company's directors, were filed in the Court of Chancery of the State of Delaware in and for New Castle County, under the captions MAROTTA V. NICHOLS, ET AL, C.A. No. 17643NC, WEISS V. NICHOLS, ET AL, C.A. No. 17644NC, STEINER V. NICHOLS, ET AL, C.A. No. 17648NC, BRODY V. NICHOLS, ET AL, C.A. No. 17654NC, HARPER V. NICHOLS, ET AL, C.A. No. 17652NC, FREBERG V. NICHOLS, ET AL, C.A. No. 17650NC and LICHTENSTEIN V. NICHOLS, ET AL, C.A. No. 17658NC (collectively, the "Complaints"). Except for HARPER V. NICHOLS, ET AL, the Complaints are substantially similar to each other and allege, among other things, that (i) the Merger represents an improper attempt to eliminate the public stockholders of the Company to permit the defendants to retain for themselves the Company's valuable business and assets, (ii) the $23.00 per Share price offered for the Common Stock pursuant to the Transactions is unconscionable, unfair and grossly inadequate, provides value substantially below the fair value of the Company, and was not the result of arm's-length negotiations, (iii) the directors of the Company violated their fiduciary duties to the stockholders of the Company and (iv) Vestar Capital Partners knowingly aided and abetted the breaches of such fiduciary duties. The Complaints seek, among other things, an order (i) certifying that the lawsuits may be maintained as class actions, (ii) preliminarily and permanently enjoining the consummation of the Merger, (iii) rescinding the Merger, in the event the Merger is consummated, (iv) awarding to the members of the purported class all damages caused to them, including as a result of any profits or special benefits obtained by the defendants, and (v) awarding the named plaintiffs their costs, including counsel and expert fees. HARPER V. NICHOLS, ET AL, alleges, among other things, that (i) the Offer is timed to take advantage of the currently depressed price of the Common Stock, (ii) Vestar and the other defendants are intent on paying the lowest possible price to members of the purported class, even though they are duty-bound to maximize stockholder value, and (iii) as a result of such actions, members of the purported class have been and will be damaged because they will not receive their fair proportion of the value of the Company's assets and business and will be prevented from obtaining fair consideration for their shares of Common Stock. HARPER V. NICHOLS, ET AL, seeks, among other things, an order (i) certifying that the lawsuit may be maintained as a class action, (ii) preliminarily and permanently enjoining the consummation of the Offer, (iii) rescinding the Offer, in the event the Offer is consummated, (iv) awarding to the members of the purported class all damages suffered and to be suffered by them, and (v) awarding the named plaintiff his costs, including counsel and expert fees. The Company, the defendant directors and Acquisition Company believe the Complaints are without merit and intend to defend the lawsuits vigorously.

    THE RIGHTS AGREEMENT. On May 4, 1999, the Board authorized the Company to enter into the Rights Agreement between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. In connection therewith, the Board authorized and declared a dividend distribution of one Right for each outstanding share of Common Stock, payable to the stockholders of record on June 15, 1999 (the "Record Date"), and authorized the issuance of one Right for each share of Common Stock issued between the Record Date (whether originally issued or delivered from the Company's treasury) and the Distribution Date (as defined herein), each Right initially representing the right to purchase one share of Common Stock upon the terms and subject to the conditions set forth in the Rights Agreement, as amended by the Amendment described herein. The following descriptions of the Rights, the Rights Agreement and the Amendment do not purport to be complete and are qualified in their entirety by reference to the Rights Agreement and the Amendment.

    According to the Rights Agreement, the Rights will separate from the Common Stock upon the earliest to occur of (i) a person or group of affiliated or associated persons having acquired beneficial ownership of 15% or more of the outstanding common stock (except pursuant to a Permitted Offer (as defined in the Rights Agreement)) or (ii) 10 days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (as defined herein) (the earliest of such dates being called the "Distribution Date"). Under the Rights Agreement, a person or group whose acquisition of Common Stock causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person."

    The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 12, 2009, unless earlier redeemed by the Company as described herein.

    At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, and under certain other circumstances as set forth in the Rights Agreement, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") which redemption shall be effective upon the action of the Board.

    In addition, following a Shares Acquisition Date (as defined in the Rights Agreement), the Company may redeem the then-outstanding Rights in whole, but not in part, at the Redemption Price, provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Stock are treated alike but not involving an Acquiring Person or its affiliates or associates. The payment of the Redemption Price may be deferred under certain circumstances as contemplated in the Rights Agreement. See "SPECIAL FACTORS--Interests of Certain Persons in the Transactions--Rights Agreement Amendment."

FEES AND EXPENSES

    Except as otherwise provided herein, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby will be paid by the party incurring such fees and expenses, except that the Company will pay for all fees and expenses relating to the filing, printing and mailing of the documents in connection with the Offer, the Schedule 14D-9 and the proxy statement.

    Pursuant to the Merger Agreement, the Company will pay to Vestar Capital Partners upon the consummation of the Offer, a transaction fee of $1.0 million, plus reasonable out-of-pocket expenses incurred by Vestar Capital Partners for services rendered by Vestar Capital Partners in connection with the consummation of the Offer and the Merger.

    The Purchasers have retained Georgeson Shareholder Communications Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward Offer materials to beneficial owners. The Information Agent will receive reasonable and customary compensation for services relating to the Offer and will be reimbursed for certain reasonable out-of-pocket expenses. The Purchasers also have agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

    ChaseMellon Shareholder Services, L.L.C. has been retained to act as the Depositary in connection with the Offer. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for services relating to the Offer and will be reimbursed for certain reasonable out-of-pocket expenses. The Purchasers also have agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

    It is estimated that the fees and expenses incurred by the Purchasers in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be approximately as set forth below:

Financing and Commitment Fees...............................  $ 5,400,000
Filing Fees.................................................       40,000
Special Committee's Financial Advisor's Fee.................    1,800,000
Special Committee Fees......................................       58,500
Vestar Capital Partners Transaction Fee.....................    1,000,000
Legal Fees and Expenses.....................................    3,250,000
Accounting Fees and Expenses................................      750,000
Printing and Mailing Costs..................................      200,000
Miscellaneous...............................................       51,500
                                                              -----------
  Total.....................................................  $12,550,000

    Under certain circumstances, the Company is obligated to reimburse Acquisition Company and the Foundation for certain Expenses and to pay Acquisition Company the Termination Fee. See "SPECIAL FACTORS--The Merger Agreement--Fees and Expenses."

    Except as set forth above, the Purchasers will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request only, be reimbursed by the Purchasers for customary mailing and handling expenses incurred by them in forwarding material to their customers.

RECAPITALIZATION ACCOUNTING

    The Transactions have been structured to qualify for recapitalization accounting treatment.

MISCELLANEOUS

    The Purchasers are not aware of any jurisdiction in which the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchasers become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchasers will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Purchasers cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchasers by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASERS NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

    The Company, Acquisition Company and certain of the Continuing Stockholders have filed with the Commission a Rule 13e-3 Transaction Statement on
Schedule 13E-3, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 and a Tender Offer Solicitation/ Recommendation Statement on Schedule 14D-9, and Acquisition Company and Merger Subsidiary have filed with the Commission a Tender Offer Statement on Schedule 14D-1, together with exhibits in each case, pursuant to Rules 13e-3, 13e-4, 14d-3, 14d-9 and 14d-l, respectively, under the Exchange Act, furnishing certain additional information with respect to the Offer. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the same manner set forth in "--Certain Information Concerning the Company" (except that such material will not be available at the regional offices of the Commission).

                                          GLEASON CORPORATION
                                          TORQUE ACQUISITION CO., L.L.C.

December 15, 1999

                                   SCHEDULE I
           INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF
                                  THE COMPANY

    1. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of the Company. Unless otherwise indicated, each such person is a citizen of the United States and the business address of each such person is c/o Gleason Corporation, 1000 University Avenue, P.O. Box 22970, Rochester, New York 14692.

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                        MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                                   ------------------------------------------------------------
Martin L. Anderson...................  Director of Supply Chain Programs, Babson College
                                       (1996-present); Affiliate Director of the International
                                       Motor Vehicle Program, Massachusetts Institute of Technology
                                       (1996-present); Associate Director of the International
                                       Motor Vehicle Program, Massachusetts Institute of Technology
                                       (1993-1996)

David J. Burns.......................  Director since May 1997; President and Chief Operating
                                       Officer of the Company (May 1999-present); Executive Vice
                                       President of the Company (August 1995-April 1999); Vice
                                       President--Machine Products Group of the Company (1992-1995)

J. David Cartwright..................  Former President of Cooper Tools, a division of Cooper
                                       Industries, Inc., a worldwide manufacturer of electrical
                                       products, tools and hardware (1994-present); President,
                                       Champion Spark Plug Company, a former division of Cooper
                                       Industries, Inc. (1992-1994)

James S. Gleason.....................  Chairman and Chief Executive Officer of the Company for more than the past five years

John W. Guffey, Jr...................  Former Chairman and Chief Executive Officer of Coltec
                                       Industries Inc., a diversified manufacturing company
                                       primarily serving the aerospace and general industrial
                                       markets (1995-1999); President and Chief Operating Officer of Coltec Industries Inc. (1991-1994)

William P. Montague..................  President of Mark IV Industries, Inc., whose core technologies include power transmission, fluid transfer and filtration systems, and components for global industrial and automotive markets (1996-present); Executive Vice President and Chief Financial Officer of Mark IV(prior to 1996);
                                       Director of Mark IV Industries, Inc. and Gibraltar Steel
                                       Corporation

Silas L. Nichols.....................  President, ABB Flexible Automation Inc. (Manufacturing
                                       Industry & Robotics Group of ABB Asea Brown Boveri Ltd.), a
                                       provider of robot-based automation solutions (1996-present);
                                       Executive Vice President & General Manager, ABB Customer
                                       Service Division (1992-1996)

Robert L. Smialek....................  Former Chairman, President and Chief Executive Officer of
                                       Insilco Corporation, a diversified manufacturer of
                                       industrial and specialty consumer products (1993-1999);
                                       Director of BICC General (formerly General Cable Corp.)

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                        MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                                   ------------------------------------------------------------
Gary J. Kimmet.......................  Vice President, Worldwide Sales and Marketing, The Gleason
                                       Works (1999-present), Vice President, Regional Operations,
                                       Americas (1996-1999); Vice President, Engineering
                                       (1988-1996)

Edward J. Pelta......................  Vice President, General Counsel and Secretary of the Company
                                       (1999-present); Assistant Secretary and Corporate Counsel
                                       since 1998; prior thereto Vice President, General Counsel
                                       and Secretary (1997-1998), General Counsel and Assistant
                                       Secretary (1995-1997); and Senior Counsel and Assistant
                                       Secretary (1994-1995) of Alstom Signaling Inc.

John J. Perrotti.....................  Vice President--Finance of the Company (since 1995); and
                                       Treasurer of the Company (since 1997); Vice
                                       President-Controller of the Company (1993-1995).

John W. Pysnack......................  Controller of the Company (1995-present); Director of
                                       Accounting and Reporting of the Company (1995); Finance
                                       Manager of the Company (1991-1994)

                                  SCHEDULE II
                      INFORMATION CONCERNING DIRECTORS AND
             EXECUTIVE OFFICERS OF VESTAR ASSOCIATES CORPORATION IV
                            AND ACQUISITION COMPANY

    1. MANAGERS AND EXECUTIVE OFFICERS OF VESTAR ASSOCIATES CORPORATION IV. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments, of each manager and executive officer of Vestar Associates Corporation IV ("VAC IV"). Unless otherwise indicated, each such person has been associated with an affiliate of VAC IV for each of the past five years. In addition, unless otherwise indicated, each such person is a citizen of the United States, and the business address of each such person is 245 Park Avenue, 41(st) Floor, New York, New York 10022.

DIRECTORS

NAME                                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                           ------------------------------------------
Daniel S. O'Connell                            President and Chief Executive Officer of
                                               VAC IV

EXECUTIVE OFFICERS

NAME                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                           ---------------------------------------------
Daniel S. O'Connell                            President and Chief Executive Officer of
                                               VAC IV
Norman W. Alpert                               Managing Director of VAC IV
Nicholas A. Dovidio                            Managing Director of VAC IV
James L. Elrod, Jr.                            Managing Director of VAC IV. From 1994
                                               through 1997, Mr. Elrod served as the Chief
                                               Financial Officer and Chief Operating Officer
                                               of Physicians Health Services.
James P. Kelley                                Managing Director of VAC IV
Sander M. Levy                                 Managing Director of VAC IV

Prakash A. Melwani*                            Managing Director and Secretary of VAC IV

Arthur J. Nagle                                Managing Director of VAC IV

Robert L. Rosner                               Managing Director of VAC IV

John R. Woodard                                Managing Director of VAC IV. From March 1996
                                               to February 1998, Mr. Woodard served as a
                                               Managing Director of The Blackstone Group.
                                               From 1990 to March 1996, he was a Vice
                                               President of Vestar Capital Partners.

J. Christopher Henderson                       Vice President

David M. Hooper**                              Vice President

Todd N. Khoury                                 Vice President

Brian P. Schwartz                              Vice President and Chief Financial Officer of
                                               VAC IV

Steven M. Silver                               Vice President

------------------------

 * British National Overseas Citizen

** Citizen of the Republic of Ireland

    2. ACQUISITION COMPANY. The following sets forth the executive officers of Acquisition Company. Unless otherwise indicated, each such person is a citizen of the United States and the business address of each such person is 245 Park Avenue, 41(st) Floor, New York, New York 10022.

Sander M. Levy                                 President and Director

Arthur J. Nagle                                Vice President and Director

Brian K. Ratzan                                Secretary

                                  SCHEDULE III
           INFORMATION REGARDING TRANSACTIONS IN THE COMPANY'S SHARES

    The following table sets forth transactions in the Company's equity securities by certain of the Company's executive officers and directors as listed below since the commencement of the Company's second full fiscal year preceding the date of the Offer. Unless otherwise indicated, all transactions were conducted in the public market. All information set forth below relating to number of shares of Common Stock purchased (or sold) and price per share prior to September 26, 1997 has been adjusted to reflect a two-for-one stock split in September 1997.

                                    NUMBER OF
                                    SHARES OF
                                   COMMON STOCK                                                  PRICE
                                    PURCHASED                                                     PER
NAME                                (OR SOLD)             FOOTNOTE                DATE           SHARE
----                               ------------           --------                ----         ---------
DIRECTORS
---------------------------
David J. Burns.............            37.94                (4)                  2/28/97       $   18.13
                                       37.43                (4)                  5/30/97       $   18.44
                                       3,250                (8)                  7/14/97       $    7.91
                                       5,992                (8)                  7/14/97       $    7.47
                                       2,898                (9)                  7/14/97       $   24.31
                                       2,000                (2)                  8/6/97        $   25.00
                                       35.18                (4)                  8/29/97       $   27.41
                                       37.25                (4)                 11/28/97       $   25.94
                                      12,000                (3)                  12/9/97       $   26.03
                                         900                (6)                  2/11/98       $   30.19
                                       31.06                (4)                  2/27/98       $   33.00
                                       35.10                (4)                  5/29/98       $   29.25
                                       44.54                (4)                  8/28/98       $   23.10
                                       50.95                (4)                 11/20/98       $   20.25
                                      13,000                (3)                  12/8/98       $   19.03
                                       1,755                (6)                  2/10/99       $   17.69
                                       69.90                (4)                  2/26/99       $   16.38
                                       3,008                (8)                  3/26/99       $    7.47
                                       1,336                (9)                  3/26/99       $   16.81
                                       72.40                (4)                  5/28/99       $   17.31
                                       68.70                (4)                  8/27/99       $   18.31
                                       68.88                (4)                 11/19/99       $   18.33

James S. Gleason...........            5,200                (8)                  8/18/97       $    6.25
                                       1,292                (9)                  8/18/97       $   25.13
                                      25,000                (3)                  12/9/97       $   26.03
                                       5,800                (8)                  2/9/98        $    6.25
                                       1,339                (9)                  2/9/98        $   27.06
                                       1,710                (6)                  2/11/98       $   30.19
                                      24,000                (8)                  2/12/98       $    6.25
                                         500               (2)(9)                2/12/98       $   29.50
                                      23,500               (2)(9)                2/12/98       $   29.75
                                      35,000                (3)                  12/8/98       $   19.03
                                       1,867                (6)                  2/10/99       $   17.69

                                    NUMBER OF
                                    SHARES OF
                                   COMMON STOCK                                                  PRICE
                                    PURCHASED                                                     PER
NAME                                (OR SOLD)             FOOTNOTE                DATE           SHARE
----                               ------------           --------                ----         ---------
                                         302                (10)                 2/11/99       $   17.59
                                       5,802                (9)                  2/17/99       $   17.13
                                      15,000                (8)                  2/17/99       $    6.63
                                      25,000                (8)                  2/18/99       $    6.63
                                       8,000                (2)                  2/18/99       $   16.50
                                      17,000                (2)                  2/22/99       $   16.31

Edward J. Pelta............            1,000                (7)                  7/7/98        $   14.88
                                       4,000                (3)                  8/3/98        $   24.75
                                       8,500                (3)                  12/8/98       $   19.03
                                         587                (6)                  2/10/99       $   17.69
                                       3,635                (5)                  9/16/99       $   18.63

John J. Perrotti...........            32.44                (4)                  2/28/97       $   18.13
                                       32.00                (4)                  5/30/97       $   18.44
                                       21.60                (4)                  8/29/97       $   27.41
                                       22.88                (4)                 11/28/97       $   25.94
                                      10,000                (3)                  12/9/97       $   26.03
                                         775                (6)                  2/11/98       $   30.19
                                       21.39                (4)                  2/27/98       $   33.00
                                       24.18                (4)                  5/29/98       $   29.25
                                       30.68                (4)                  8/28/98       $   23.10
                                       35.09                (4)                 11/20/98       $   20.25
                                      11,000                (3)                  12/8/98       $   19.03
                                       1,814                (6)                  2/10/99       $   17.69
                                       50.45                (4)                  2/26/99       $   16.38
                                       47.90                (4)                  5/28/99       $   17.31
                                       45.45                (4)                  8/27/99       $   18.31
                                       45.57                (4)                 11/19/99       $   18.33
John J. Perrotti, Custodian
for
Christine J. Perrotti......             2.11                (4)                  2/28/97       $   18.13
                                        2.09                (4)                  5/30/97       $   18.44
                                        1.41                (4)                  8/29/97       $   27.41
                                        1.49                (4)                 11/28/97       $   25.94
                                        1.18                (4)                  2/27/98       $   33.00
                                        1.33                (4)                  5/29/98       $   29.25
                                        1.69                (4)                  8/28/98       $   23.10
                                        1.93                (4)                 11/20/98       $   20.25
                                        2.39                (4)                  2/26/99       $   16.38
                                        2.27                (4)                  5/28/99       $   17.31
                                        2.15                (4)                  8/27/99       $   18.31
                                        2.16                (4)                 11/19/99       $   18.33

                                    NUMBER OF
                                    SHARES OF
                                   COMMON STOCK                                                  PRICE
                                    PURCHASED                                                     PER
NAME                                (OR SOLD)             FOOTNOTE                DATE           SHARE
----                               ------------           --------                ----         ---------
John J. Perrotti, Custodian
for Jason Perrotti.........             2.11                (4)                  2/28/97       $   18.13
                                        2.09                (4)                  5/30/97       $   18.44
                                        1.41                (4)                  8/29/97       $   27.41
                                        1.49                (4)                 11/28/97       $   25.94
                                        1.18                (4)                  2/27/98       $   33.00
                                        1.33                (4)                  5/29/98       $   29.25
                                        1.69                (4)                  8/28/98       $   23.10
                                        1.93                (4)                 11/20/98       $   20.25
                                        2.39                (4)                  2/26/99       $   16.38
                                        2.27                (4)                  5/28/99       $   17.31
                                        2.15                (4)                  8/27/99       $   18.31
                                        2.16                (4)                 11/19/99       $   18.33

John W. Pysnack............            1,250                (5)                  12/9/97       $   26.03
                                       5,000                (3)                  12/9/97       $   26.03
                                         360                (6)                  2/11/98       $   30.19
                                         385                (5)                  12/8/98       $   19.03
                                       5,000                (3)                  12/8/98       $   19.03
                                       1,048                (6)                  2/10/99       $   17.69

Gary J. Kimmet.............              118                (9)                  7/2/97        $   11.99
                                         724                (8)                  7/2/97        $    7.91
                                       1,170                (9)                  7/24/97       $   24.19
                                       3,600                (8)                  7/24/97       $   12.09
                                         960                (2)                  7/29/97       $   24.50
                                       1,500                (3)                  12/9/97       $   26.00
                                       2,400                (8)                  8/24/98       $   24.25
                                         774                (9)                  8/24/98       $   24.25
                                         750                (3)                  12/8/98       $   19.03
                                       1,000                (2)                  3/16/99       $   17.69

Martin L. Anderson.........            6,000                (3)                  6/1/97        $   18.91
                                       6,000                (3)                  6/1/98        $   29.78
                                       6,000                (3)                  6/1/99        $   16.53

David J. Cartwright........            6,000                (3)                  6/1/97        $   18.91
                                       6,000                (3)                  6/1/98        $   29.78
                                       6,000                (3)                  6/1/99        $   16.53

John W. Guffey, Jr.........            6,000                (3)                  6/1/97        $   18.91
                                       6,000                (3)                  6/1/98        $   29.78
                                       6,000                (3)                  6/1/99        $   16.53

William P. Montague........            6,000                (3)                  6/1/98        $   29.78
                                       6,000                (3)                  6/1/99        $   16.53

                                    NUMBER OF
                                    SHARES OF
                                   COMMON STOCK                                                  PRICE
                                    PURCHASED                                                     PER
NAME                                (OR SOLD)             FOOTNOTE                DATE           SHARE
----                               ------------           --------                ----         ---------
Silas L. Nichols...........            6,000                (3)                  6/1/99        $   16.53

Robert L. Smialek..........            1,000                (1)                 12/10/97       $   25.75
                                       1,000                (1)                 12/11/97       $   25.75
                                       6,000                (3)                  6/1/98        $   29.78
                                       1,500                (1)                  2/10/99       $   17.63
                                         500                (1)                  2/10/99       $   17.50
                                       6,000                (3)                  6/1/99        $   16.53

------------------------

(1) Open market purchase.

(2) Open market sale.

(3) Grant of stock options.

(4) Dividend Reinvestment.

(5) Award/grant of MBG shares.

(6) Granted as part of a bonus.

(7) Transfer from spouse.

(8) Acquisition of shares pursuant to exercise of stock option.

(9) Shares transferred to Company in exercise of options.

(10) Shares transferred to Company to pay taxes on lapse of restricted shares.

    The following table sets forth purchases of Common Stock made by the Company since the commencement of the Company's second full fiscal year preceding the date of the Offer. All such purchases were conducted in the public market.

                            PRICE PER       NUMBER OF
DATE                          SHARE          SHARES            VALUE
----                        ---------       ---------       -----------
1/27/97                     $  16.69           4,000        $ 66,750.00
1/29/97                     $  16.60          14,000        $232,374.80
1/30/97                     $  16.50           4,000        $ 66,000.00
1/31/97                     $  16.81           4,000        $ 67,250.00
4/18/97                     $  15.88          27,000        $428,625.00
4/21/97                     $  15.88          20,000        $317,500.00
7/21/98                     $  26.25             500        $ 13,125.00
7/21/98                     $  25.88             500        $ 12,937.50
7/22/98                     $  24.56           1,000        $ 24,562.50
7/31/98                     $  24.69             300        $  7,406.25
8/3/98                      $  24.69           2,000        $ 49,375.00
8/4/98                      $  24.50           2,000        $ 49,000.00
8/4/98                      $  24.13           2,000        $ 48,250.00
8/5/98                      $  23.25           5,000        $116,250.00
8/5/98                      $  23.19           2,000        $ 46,375.00
8/11/98                     $  24.00           3,000        $ 72,000.00
8/26/98                     $  23.69           3,000        $ 71,062.50
8/28/98                     $  23.50           3,000        $ 70,500.00
8/31/98                     $  22.42           3,800        $ 85,193.72
9/1/98                      $  21.75           5,000        $108,750.00
9/1/98                      $  21.81           2,000        $ 43,625.00
9/1/98                      $  21.94           1,700        $ 37,293.75
9/1/98                      $  21.88             100        $  2,187.50

                            PRICE PER       NUMBER OF
DATE                          SHARE          SHARES            VALUE
----                        ---------       ---------       -----------
9/2/98                      $  22.13           3,800        $ 84,075.00
9/3/98                      $  21.63             300        $  6,487.50
9/4/98                      $  21.63           3,800        $ 82,175.00
9/8/98                      $  22.00           3,400        $ 74,800.00
9/9/98                      $  21.94             900        $ 19,743.75
9/9/98                      $  22.00           2,500        $ 55,000.00
9/10/98                     $  21.50           3,400        $ 73,100.00
9/10/98                     $  21.13           5,000        $105,625.00
9/10/98                     $  21.13          10,000        $211,250.00
9/11/98                     $  20.69           1,000        $ 20,687.50
9/11/98                     $  20.75           1,200        $ 24,900.00
9/11/98                     $  20.81           1,200        $ 24,975.00
9/14/98                     $  20.56           3,300        $ 67,856.25
9/15/98                     $  20.25           5,000        $101,250.00
9/15/98                     $  20.50           8,300        $170,150.00
9/17/98                     $  20.50             700        $ 14,350.00
9/18/98                     $  20.81          25,000        $520,312.50
9/18/98                     $  20.69          25,000        $517,187.50
9/21/98                     $  19.81           2,000        $ 39,625.00
9/21/98                     $  20.31           2,100        $ 42,656.25
9/22/98                     $  19.25           2,100        $ 40,425.00
9/22/98                     $  19.44           2,000        $ 38,875.00
9/23/98                     $  19.00          29,100        $552,900.00
9/23/98                     $  19.25          25,000        $481,250.00
9/24/98                     $  18.50          10,000        $185,000.00
9/25/98                     $  17.00          10,000        $170,000.00
9/25/98                     $  17.50          14,100        $246,750.00
9/28/98                     $  16.25          20,000        $325,000.00
9/28/98                     $  17.19           5,000        $ 85,937.50
9/29/98                     $  16.38           5,000        $ 81,875.00
9/30/98                     $  16.13           5,000        $ 80,625.00
10/1/98                     $  15.13          15,000        $226,875.00
10/1/98                     $  15.38           5,000        $ 76,875.00
10/1/98                     $  15.50          10,000        $155,000.00
10/2/98                     $  15.38             100        $  1,537.50
10/2/98                     $  15.50           4,100        $ 63,550.00
10/2/98                     $  15.44             800        $ 12,350.00
10/5/98                     $  15.69           7,600        $119,225.00
10/8/98                     $  15.63           7,500        $117,187.50
10/8/98                     $  15.13          20,000        $302,500.00
10/9/98                     $  15.25           7,500        $114,375.00
10/9/98                     $  14.75          20,000        $295,000.00
10/13/98                    $  14.81          40,000        $592,500.00
10/13/98                    $  14.75           5,100        $ 75,225.00
10/13/98                    $  14.94           2,100        $ 31,368.75
10/13/98                    $  15.00             300        $  4,500.00
10/14/98                    $  14.75          40,000        $590,000.00
10/14/98                    $  14.88           1,800        $ 26,775.00
10/14/98                    $  14.75           8,200        $120,950.00

                            PRICE PER       NUMBER OF
DATE                          SHARE          SHARES            VALUE
----                        ---------       ---------       -----------
10/16/98                    $  14.88          20,000        $297,500.00
10/16/98                    $  15.00          10,000        $150,000.00
10/19/98                    $  15.00          11,000        $165,000.00
10/19/98                    $  14.63          20,000        $292,500.00
10/20/98                    $  14.75          11,000        $162,250.00
10/21/98                    $  15.25           5,000        $ 76,250.00
10/22/98                    $  16.00           9,500        $152,000.00
10/28/98                    $  19.00           5,000        $ 95,000.00
10/28/98                    $  18.75           6,100        $114,375.00
10/29/98                    $  18.75             800        $ 15,000.00
11/23/98                    $  19.25           9,600        $184,800.00
12/2/98                     $  18.75           3,000        $ 56,250.00
12/7/98                     $  18.00             100        $  1,800.00
12/7/98                     $  18.00           4,900        $ 88,200.00
1/19/99                     $  18.25           3,000        $ 54,750.00
1/25/99                     $  17.75             300        $  5,325.00
1/25/99                     $  18.00           1,300        $ 23,400.00
1/25/99                     $  17.94             600        $ 10,762.50
1/26/99                     $  17.94           3,300        $ 59,287.47
2/5/99                      $  16.38           3,000        $ 49,125.00
2/5/99                      $  16.44           5,000        $ 82,187.50
2/8/99                      $  16.56           2,700        $ 44,718.75
2/9/99                      $  17.38           2,300        $ 39,962.50
2/10/99                     $  17.25           4,000        $ 69,000.00
2/10/99                     $  17.38           1,800        $ 31,275.00
2/10/99                     $  17.44           1,000        $ 17,437.50
2/11/99                     $  17.63           1,200        $ 21,150.00
2/11/99                     $  17.75           3,800        $ 67,450.00
2/11/99                     $  17.69           1,600        $ 28,300.00
2/11/99                     $  17.56           1,100        $ 19,318.75
2/12/99                     $  17.25           4,400        $ 75,900.00
2/16/99                     $  17.06           5,200        $ 88,725.00
2/16/99                     $  17.13           1,800        $ 30,825.00
2/16/99                     $  17.19             600        $ 10,312.50
2/17/99                     $  17.00          50,000        $850,000.00
2/17/99                     $  17.13           7,600        $130,150.00
2/18/99                     $  16.25           8,000        $130,000.00
2/18/99                     $  16.38          20,000        $327,500.00
2/18/99                     $  16.50          20,000        $330,000.00
2/19/99                     $  16.38          60,000        $982,500.00
2/22/99                     $  16.38          20,000        $327,500.00
2/23/99                     $  16.38          20,000        $327,500.00
2/24/99                     $  16.13          17,000        $274,125.00
2/25/99                     $  16.06             400        $  6,425.00
2/25/99                     $  16.13          10,200        $164,475.00
2/26/99                     $  16.25          55,900        $908,425.31
3/1/99                      $  16.31             500        $  8,156.25
3/1/99                      $  16.56           1,500        $ 24,843.75
3/2/99                      $  16.69           3,300        $ 55,068.75

                            PRICE PER       NUMBER OF
DATE                          SHARE          SHARES            VALUE
----                        ---------       ---------       -----------
3/2/99                      $  16.56           1,100        $ 18,218.75
3/3/99                      $  16.31          26,500        $432,281.25
3/3/99                      $  16.38           2,000        $ 32,750.00
3/5/99                      $  16.31           5,700        $ 92,981.25
3/8/99                      $  16.38           1,600        $ 26,200.00
3/9/99                      $  16.38             600        $  9,825.00
3/10/99                     $  17.00           3,600        $ 61,200.00
3/11/99                     $  17.50             900        $ 15,750.00
3/15/99                     $  17.56           1,000        $ 17,562.50
3/15/99                     $  17.63           2,200        $ 38,775.00
3/16/99                     $  17.69           1,100        $ 19,456.25
3/17/99                     $  17.31           2,600        $ 45,012.50
3/17/99                     $  17.38           2,200        $ 38,225.00
3/18/99                     $  17.25          12,500        $215,625.00
3/18/99                     $  17.31             700        $ 12,118.75
3/19/99                     $  17.38           6,600        $114,675.00
3/22/99                     $  17.19           5,400        $ 92,812.50
3/23/99                     $  16.75             300        $  5,025.00
3/24/99                     $  16.69           2,300        $ 38,381.25
3/24/99                     $  16.63             600        $  9,975.00
3/24/99                     $  16.75             300        $  5,025.00
3/25/99                     $  16.69           2,000        $ 33,375.00
3/25/99                     $  16.75           3,700        $ 61,975.00
3/26/99                     $  16.75             500        $  8,375.00
3/29/99                     $  17.00           1,000        $ 17,000.00
3/30/99                     $  17.00           1,300        $ 22,100.00
3/31/99                     $  17.00           2,000        $ 34,000.00

    The following table sets forth information regarding repurchases in the Company's securities from employees of the Company since the commencement of the Company's second full fiscal year preceding the date of the Offer. All such purchases were conducted in privately negotiated transactions based on the then market price.

                            PRICE PER       NUMBER OF
DATE                          SHARE          SHARES            VALUE
----                        ---------       ---------       -----------
1/30/97                     $  16.50           10             $165.00
1/30/97                     $  16.50           10             $165.00
1/30/97                     $  16.50           10             $165.00
1/30/97                     $  16.50           10             $165.00
2/3/97                      $  17.00           10             $170.00
2/6/97                      $  17.75           10             $177.50
2/12/97                     $  18.22           10             $182.19
2/18/97                     $  18.66           10             $186.56
2/21/97                     $  18.50           10             $185.00
2/25/97                     $  18.25           10             $182.50
2/26/97                     $  18.38           10             $183.75
2/26/97                     $  18.38           10             $183.75
2/26/97                     $  18.38           10             $183.75
3/19/97                     $  17.25           10             $172.50
3/26/97                     $  16.88           10             $166.88

                            PRICE PER       NUMBER OF
DATE                          SHARE          SHARES            VALUE
----                        ---------       ---------       -----------
4/8/97                      $  16.53           10             $165.31
4/28/97                     $  16.00           10             $160.00
5/8/97                      $  16.84           10             $168.44
6/3/97                      $  19.19           10             $191.88
6/6/97                      $  20.44           10             $204.38
6/11/97                     $  20.59           10             $205.94
6/12/97                     $  20.75           10             $207.50
6/16/97                     $  20.91           10             $209.06
6/18/97                     $  21.31           10             $213.13
6/18/97                     $  21.31           10             $213.13
6/18/97                     $  21.31           10             $213.13
6/19/97                     $  21.78           10             $217.81
6/19/97                     $  21.78           10             $217.81
6/25/97                     $  22.20           10             $222.03
6/26/97                     $  21.94           10             $219.38
6/26/97                     $  21.94           10             $219.38
6/26/97                     $  21.94           10             $219.38
7/08/97                     $  24.22           10             $242.19
7/08/97                     $  24.22           10             $242.19
7/09/97                     $  24.22           10             $242.19
7/09/97                     $  24.22           10             $242.19
7/10/97                     $  24.13           10             $241.25
7/14/97                     $  24.31           10             $243.13
7/15/97                     $  24.25           10             $242.50
7/21/97                     $  24.31           10             $243.13
7/21/97                     $  24.31           10             $243.13
7/24/97                     $  24.34           10             $243.44
7/24/97                     $  24.34           10             $243.44
7/24/97                     $  24.34           10             $243.44
7/24/97                     $  24.34           10             $243.44
7/25/97                     $  24.44           10             $243.28
7/25/97                     $  24.33           10             $243.28
7/28/97                     $  24.44           10             $244.38
7/28/97                     $  24.33           10             $244.38
7/30/97                     $  24.48           10             $244.84
8/05/97                     $  24.75           10             $247.50
8/05/97                     $  24.75           10             $247.50
8/12/97                     $  25.09           10             $250.94
8/12/97                     $  25.09           10             $250.94
8/12/97                     $  25.09           10             $250.94
8/15/97                     $  25.13           10             $251.25
8/15/97                     $  25.13           10             $251.25
8/15/97                     $  25.08           10             $250.78
8/18/97                     $  25.22           10             $252.18
8/20/97                     $  25.97           10             $259.69
8/25/97                     $  25.66           10             $256.56
8/26/97                     $  25.63           10             $256.25
8/27/97                     $  28.13           10             $281.25
8/27/97                     $  25.88           10             $258.75

                            PRICE PER       NUMBER OF
DATE                          SHARE          SHARES            VALUE
----                        ---------       ---------       -----------
8/27/97                     $  25.88           10             $258.75
9/03/97                     $  28.13           10             $281.25
9/03/97                     $  25.88           10             $258.75
10/03/97                    $  28.41            5             $142.03
10/07/97                    $  28.56            5             $142.81
10/09/97                    $  27.75            5             $138.75
11/06/97                    $  29.16           10             $291.56
11/13/97                    $  27.88           10             $278.75
11/13/97                    $  27.88           10             $278.75
11/19/97                    $  27.66           10             $276.56
11/20/97                    $  27.41           10             $274.06
12/08/97                    $  26.25           10             $262.50
12/19/97                    $  26.33           10             $263.28
1/08/98                     $  27.53            5             $137.66
2/18/98                     $  30.97           10             $309.69
2/27/98                     $  32.88           10             $328.75
3/04/98                     $  34.13           10             $341.25
3/05/98                     $  34.19           10             $341.88
3/09/98                     $  33.31           10             $333.13
3/10/98                     $  32.03           10             $320.31
3/20/98                     $  32.22           10             $322.19
3/20/98                     $  32.41           10             $324.06
4/01/98                     $  34.44           10             $344.38
4/23/98                     $  34.09           10             $340.94
6/03/98                     $  29.88           10             $298.75
6/08/98                     $  30.31           10             $303.13
6/11/98                     $  29.91           10             $299.06
6/25/98                     $  28.41           10             $284.06
1/22/99                     $  18.25           10             $182.50
4/19/99                     $  20.00           10             $200.00
6/25/99                     $  16.72           10             $167.20
9/2/99                      $  19.32           10             $193.19
11/16/99                    $  17.44           10             $174.38

                                                                       EXHIBIT I

[LOGO]

December 8, 1999

Special Committee of the Board of Directors
Gleason Corporation
1000 University Avenue
Rochester, NY 14692

Ladies and Gentlemen:

    We understand that Gleason Corporation ("Gleason"), Torque Acquisition Co., L.L.C. ("Acquisition Company"), and Torque Merger Sub, Inc. ("Merger Sub" and together with Acquisition Company, the "Purchasers") propose to enter into an agreement (the "Merger Agreement") to be dated on or about December 8, 1999, pursuant to which (i) Gleason and Acquisition Company will commence a joint tender offer (the "Offer") for all issued and outstanding shares of Gleason common stock at a price of $23.00 per share in cash (the "Offer Price"),
(ii) following consummation of the Offer and subject to the terms of the Merger Agreement, Merger Sub would be merged with and into Gleason (the "Merger") and, at the effective time of such Merger, each share of Gleason common stock not acquired in the Offer (other than treasury shares, shares as to which appraisal rights have been perfected under Delaware law and shares which are to be converted as described in clause (iii) below), would be converted into the right to receive the Offer Price, and (iii) (A) certain shares owned by the Gleason Foundation (the "Foundation"), Mr. James Gleason and certain other management stockholders (the "Continuing Stockholders"), Acquisition Company, Merger Sub and their affiliates will be converted into the right to receive shares of common stock of Gleason at the effective time of the Merger and (B) certain shares owned by Acquisition Company and the Foundation will be converted into the right to receive shares of a new series of preferred stock of Gleason, together with warrants to acquire common stock of Gleason, in each case, at the effective time of the Merger (collectively, the "Transaction").

    You have asked us to render our opinion as to whether the Offer Price is fair, from a financial point of view, to the stockholders of Gleason (other than the Foundation, Mr. Gleason and the Continuing Stockholders and Acquisition Company, Merger Sub and their affiliates (collectively, the "Acquiring Group")). This opinion does not address the common or preferred stock (and warrants) of Gleason to be received by the Acquiring Group upon conversion of shares of common stock of Gleason held by the Acquiring Group in connection with the Merger.

In the course of performing our review and analyses for rendering this opinion, we have:

    - reviewed a draft of the Merger Agreement;

    - reviewed Gleason's Annual Reports on Form 10-K for the fiscal years ended December 31, 1995 through 1998, and Quarterly Reports on Form 10-Q for the periods ended March 31, 1999, June 30, 1999 and September 30, 1999;

    - reviewed Gleason's Current Reports on Form 8-K filed on June 30, 1995 and August 14, 1997 and Gleason's Proxy Statement filed on May 4, 1999;

    - reviewed certain operating and financial information, including projections and alternative forecasts (together, the "Projections"), provided to us by management relating to Gleason's business and prospects;

    - met with certain members of Gleason's senior management to discuss Gleason's business, operations, historical financial results and future prospects, including the Projections;

    - reviewed the historical prices, valuation parameters and trading volume of the common shares of Gleason;

    - reviewed publicly available financial data, stock market performance data and valuation parameters of companies which we deemed generally comparable to Gleason;

    - reviewed the financial terms, to the extent publicly available, of recent acquisitions of companies which we deemed generally comparable to Gleason;

    - performed discounted cash flow analyses based on the Projections;

    - conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

    We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the Projections. With respect to the Projections, we have assumed that they have been reasonably prepared on bases reflecting currently available estimates and judgments of the senior management of Gleason as to the potential future performance of Gleason. We have not assumed any responsibility for the independent verification of any such information or of the Projections provided to us, and we have further relied upon the assurances of the senior management of Gleason that they are unaware of any facts that would make the information or the Projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets, liabilities or solvency of Gleason, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us.

    We have acted as a financial advisor to the Special Committee of the Board of Directors in connection with the Transaction and will receive a fee for such services. Gleason, on behalf of the Special Committee, has also agreed to indemnify Bear Stearns against certain liabilities in connection with our engagement. Bear Stearns has not been previously engaged by Gleason or the Special Committee of the Board of Directors to provide any investment banking or financial advisory services in connection with any mergers, acquisitions or business combinations or in connection with any offerings of equity and debt. In the ordinary course of business, Bear Stearns may actively trade the securities of Gleason for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

    It is understood that this letter is intended for the benefit and use of the Special Committee of the Board of Directors of Gleason and does not constitute a recommendation to the Special Committee of the Board of Directors or Board of Directors of Gleason or any holders of Gleason common stock as to whether to tender their shares or vote in connection with the Transaction. This opinion does not address the underlying business decision to pursue or effect the Transaction. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted to or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any tender document or proxy statement to be distributed to the holders of Gleason common stock in connection with the Transaction.

    Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price is fair, from a financial point of view, to the stockholders of Gleason (other than the Acquiring Group).

Very truly yours,

BEAR, STEARNS & CO. INC.

By:                  /s/ JAMES A. FERENCY
          -------------------------------------------
                   Senior Managing Director

                                                                      EXHIBIT II

            HISTORICAL FINANCIAL INFORMATION CONCERNING THE COMPANY
     INDEX TO FINANCIAL STATEMENTS OF GLEASON CORPORATION AND SUBSIDIARIES

Audited Consolidated Financial Statements of Gleason
  Corporation and Subsidiaries (December 31, 1998)
  Consolidated Balance Sheets...............................    II-2
  Consolidated Statements of Operations.....................    II-3
  Consolidated Statements of Cash Flows.....................    II-4
  Consolidated Statements of Stockholders' Equity...........    II-5
  Notes to Audited Consolidated Financial Statements........    II-6

Unaudited Consolidated Financial Statements of Gleason
  Corporation and Subsidiaries (September 30, 1999)
  Consolidated Balance Sheets...............................   II-23
  Consolidated Statements of Operations--Three Months.......   II-24
  Consolidated Statements of Operations--Nine Months........   II-25
  Consolidated Statements of Cash Flows.....................   II-26
  Notes to Unaudited Consolidated Financial Statements......   II-27

                      GLEASON CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1998           1997
                                                              --------       --------
                                                              (DOLLARS IN THOUSANDS)
ASSETS
Current assets
  Cash and equivalents......................................  $ 13,229       $ 12,478
  Trade accounts receivable.................................    89,095        101,024
  Inventories...............................................    58,614         55,991
  Other current assets......................................    16,094         13,367
                                                              --------       --------
Total current assets........................................   177,032        182,860
Property, plant and equipment--net..........................   132,322        124,373
Goodwill....................................................    16,682         18,036
Other assets................................................    14,433         20,384
                                                              --------       --------
Total assets................................................  $340,469       $345,653
                                                              ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Short-term borrowings.....................................  $  1,853       $  5,760
  Current portion of long-term debt.........................         8          1,613
  Trade accounts payable....................................    33,421         30,810
  Income taxes..............................................     6,790         13,640
  Other current liabilities.................................    62,485         70,614
                                                              --------       --------
Total current liabilities...................................   104,557        122,437
Long-term debt..............................................    28,906         38,244
Pension plans and other retiree benefits....................    66,163         60,235
Other liabilities...........................................    12,872         10,516
                                                              --------       --------
Total liabilities...........................................   212,498        231,432

Stockholders' equity
  Preferred Stock, par value $1 per share; authorized
    500,000 shares; issued: none
  Common Stock, par value $1 per share; authorized
    20,000,000 shares; issued: 11,594,140 shares in 1998 and
    in 1997.................................................    11,594         11,594
  Additional paid-in capital................................    12,443         12,061
  Retained earnings.........................................   131,323        107,797
  Accumulated other comprehensive income....................    (5,688)        (4,790)
                                                              --------       --------
                                                               149,672        126,662
  Less treasury stock of 1,650,899 shares in 1998 and
    1,169,313 shares in 1997, at cost.......................    21,701         12,441
                                                              --------       --------
Total stockholders' equity..................................   127,971        114,221
                                                              --------       --------
Total liabilities and stockholders' equity..................  $340,469       $345,653
                                                              ========       ========

                See Notes to Consolidated Financial Statements.

                      GLEASON CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1998         1997         1996
                                                           ----------   ----------   ----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT
                                                                    PER SHARE AMOUNTS)
Net sales................................................  $  409,326   $  338,673   $  248,089
Costs and expenses
  Cost of products sold..................................     280,109      233,495      167,958
  Selling, general and administrative expenses...........      72,761       58,603       42,614
  Research and development expenses......................      10,558        8,139        7,243
  Loss on settlement of pension plan.....................       2,031           --           --
  Interest expense--net..................................         979        1,127          513
  Other (income)--net....................................        (384)        (870)        (982)
                                                           ----------   ----------   ----------
                                                              366,054      300,494      217,346
Income before income taxes...............................      43,272       38,179       30,743
Provision for income taxes...............................      17,155       14,084       11,083
                                                           ----------   ----------   ----------
Net income...............................................  $   26,117   $   24,095   $   19,660
                                                           ==========   ==========   ==========
Earnings per common share:
  Basic..................................................  $     2.52   $     2.41   $     1.90
  Diluted................................................        2.43         2.32         1.84
Weighted average number of common shares outstanding:
  Basic..................................................  10,358,854    9,978,569   10,334,720
  Diluted................................................  10,737,697   10,382,628   10,681,644
Cash dividends declared per common share.................  $      .25   $      .25   $      .25
                                                           ==========   ==========   ==========

                See Notes to Consolidated Financial Statements.

                      GLEASON CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................  $26,117    $24,095    $19,660
  Adjustments to reconcile net income to net cash from
    operating activities:
    Loss on settlement of pension plan......................    2,031         --         --
    Depreciation and amortization...........................   20,948     14,169     10,707
    (Gain) loss on disposals of property, plant and
      equipment.............................................      422       (452)       113
    Provision for deferred income taxes.....................    3,950        653      2,286
    Changes in operating assets and liabilities:
      (Increase) decrease in accounts receivable............   14,213     (5,552)      (954)
      (Increase) decrease in inventories....................     (358)    13,928        374
      (Increase) decrease in other current assets...........     (285)       725      1,321
      Increase (decrease) in accounts payable...............   (1,193)     3,078        786
      Increase (decrease) in other current operating
        liabilities.........................................  (11,808)    10,929      4,318
      Other, net............................................    1,092       (165)    (1,033)
                                                              -------    -------    -------
  Net cash provided by operating activities.................   55,129     61,408     37,578

Cash flows from investing activities:
  Capital expenditures......................................  (25,754)   (15,913)   (10,281)
  Acquisition of businesses, net of cash acquired...........       --    (30,569)        --
  Proceeds from disposals of property, plant and
    equipment...............................................      272      1,720        206
  Proceeds from collection of notes receivable..............       27         71         54
                                                              -------    -------    -------
  Net cash (used in) investing activities...................  (25,455)   (44,691)   (10,021)

Cash flows from financing activities:
  Net (repayments of) short-term borrowings.................   (4,055)      (787)    (1,185)
  Net proceeds (repayments) under term loan and revolving
    credit agreements.......................................  (11,594)    33,855    (20,646)
  Net (repayments of) long-term debt........................   (1,509)   (51,337)        (5)
  Dividends paid............................................   (2,591)    (2,485)    (2,585)
  Purchase of treasury stock................................  (10,210)    (1,371)    (6,219)
  Net stock issued..........................................      702     11,298         78
                                                              -------    -------    -------
  Net cash (used in) financing activities...................  (29,257)   (10,827)   (30,562)

Effect of exchange rate changes on cash and equivalents.....      334       (611)       278
                                                              -------    -------    -------
Increase (decrease) in cash and equivalents.................      751      5,279     (2,727)
Cash and equivalents, beginning of year.....................   12,478      7,199      9,926
                                                              -------    -------    -------
Cash and equivalents, end of year...........................  $13,229    $12,478    $ 7,199
                                                              =======    =======    =======

                See Notes to Consolidated Financial Statements.

                      GLEASON CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                              DOLLARS IN THOUSANDS

                                                                            ACCUMULATED
                                                   ADDITIONAL                  OTHER                      TOTAL
                                         COMMON     PAID-IN     RETAINED   COMPREHENSIVE   TREASURY   STOCKHOLDERS'
                                         STOCK      CAPITAL     EARNINGS      INCOME        STOCK        EQUITY
                                        --------   ----------   --------   -------------   --------   -------------
BALANCE AT DECEMBER 31, 1995..........  $11,593      $ 5,952    $ 69,112      $(3,249)     $(10,117)    $ 73,291
Shares issued under Stock Plans.......        1         (221)                                   298           78
Purchase of treasury stock............                                                       (6,219)      (6,219)
Comprehensive income:
  Net income..........................                            19,660
  Other comprehensive income, net of
    tax:
    Foreign currency translation
      adjustments.....................                                              7
    Change in minimum pension
      liability adjustment............                                            632
  Total comprehensive income..........                                                                    20,299
Dividends declared....................                            (2,585)                                 (2,585)
                                        -------      -------    --------      -------      --------     --------
BALANCE AT DECEMBER 31, 1996..........   11,594        5,731      86,187       (2,610)      (16,038)      84,864
Shares issued under Stock Plans.......                  (293)                                   634          341
Purchase of treasury stock............                                                       (1,371)      (1,371)
Net proceeds from stock offering......                 6,623                                  4,334       10,957
Comprehensive income:
  Net income..........................                            24,095
Other comprehensive income, net of
  tax:
    Foreign currency translation
      adjustments.....................                                         (1,740)
    Change in minimum pension
      liability adjustment............                                           (440)
  Total comprehensive income..........                                                                    21,915
Dividends declared....................                            (2,485)                                 (2,485)
                                        -------      -------    --------      -------      --------     --------
BALANCE AT DECEMBER 31, 1997..........   11,594       12,061     107,797       (4,790)      (12,441)     114,221
Shares issued under Stock Plans.......                  (248)                                   950          702
Income tax benefits realized from
  stock option exercises..............                   630                                                 630
Purchase of treasury stock............                                                      (10,210)     (10,210)
Comprehensive income:
  Net income..........................                            26,117
  Other comprehensive income, net of
    tax:
    Foreign currency translation
      adjustments.....................                                            454
    Change in minimum pension
      liability adjustment............                                         (1,352)
  Total comprehensive income..........                                                                    25,219
Dividends declared....................                            (2,591)                                 (2,591)
                                        -------      -------    --------      -------      --------     --------
BALANCE AT DECEMBER 31, 1998..........  $11,594      $12,443    $131,323      $(5,688)     $(21,701)    $127,971
                                        =======      =======    ========      =======      ========     ========

                See Notes to Consolidated Financial Statements.

                      GLEASON CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1998

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. All significant intercompany transactions are eliminated in consolidation.

REVENUE RECOGNITION: Sales generally are recognized by the Company when products are shipped or services have been provided. Sales are reported net of returns and allowances.

FOREIGN CURRENCY TRANSLATION: All asset and liability accounts of foreign operations are translated at the current exchange rate, income statement items are translated at average exchange rates and the resulting translation adjustments, designated as "foreign currency translation adjustments", are reported as a component of "other comprehensive income" in the stockholders' equity section of the Company's Consolidated Balance Sheets. Gains and losses from foreign currency transactions are reported in operations and had a minimal impact on the Company in 1998, 1997 and 1996.

CASH AND EQUIVALENTS: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

TRADE ACCOUNTS RECEIVABLE: Trade accounts receivable are shown net of allowances for doubtful accounts of $2,903,000 and $3,018,000 at December 31, 1998 and 1997, respectively.

STOCK SPLIT: On August 28, 1997 the Company's Board of Directors declared a two-for-one (2-for-1) stock split on the Company's Common Stock, including shares held in treasury, effected in the form of a 100% common stock distribution payable on September 26, 1997 to holders of record on September 12, 1997. The distribution increased the number of shares issued from 5,797,070 to 11,594,140, which included an increase in treasury stock from 814,614 to 1,629,228. As a result of the stock split, $5,797,070 was transferred from additional paid-in capital to common stock, representing the par value of the additional shares issued. Common stock, additional paid-in-capital and all share and per share data have been restated to reflect the stock split.

COMPREHENSIVE INCOME: Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS No. 130), which establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is comprised of two components: net income and other comprehensive income. Comprehensive income includes all changes in equity during a period except those resulting from transactions with owners of the Company. Cumulative foreign currency translation adjustments and minimum pension liability adjustments are the components reported in other comprehensive income. Cumulative foreign currency translation adjustments totaled ($3,435,000) and ($3,889,000) at December 31, 1998 and 1997,
respectively. Cumulative minimum pension liability adjustments totaled ($2,253,000) and ($901,000), (net of applicable income taxes of $1,256,000 and $468,000), at December 31, 1998 and 1997, respectively. Prior year financial statements have been reclassified to conform to the requirements of FAS
No. 130. The adoption of FAS No. 130 did not have an effect on the Company's results of operations or financial position.

INTERNAL USE SOFTWARE: In February 1998, the American Institute of Certified Public Accountants' Accounting Standards Executive Committee issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP No. 98-1). SOP No. 98-1 requires certain costs incurred during the application development stage in connection with developing or

                      GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

obtaining internal-use software to be capitalized and amortized over the estimated useful life. Costs incurred in other stages are expensed. The Company adopted SOP 98-1 during 1998, and its application had no material effect on the Company's financial position as of December 31, 1998 or its results of operations for the period then ended.

RECENT ACCOUNTING PRONOUNCEMENTS: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS No. 133), which provides new guidelines for accounting for derivative instruments. FAS No. 133 requires companies to recognize all derivatives on the balance sheet at fair value. Gains or losses resulting from changes in the values of the derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company is currently analyzing what impact the new guideline will have on the Company. This Statement is effective for fiscal periods beginning after June 15, 1999.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are based on currently available information. Actual results could differ from the estimates.

RECLASSIFICATION: Certain reclassifications have been made to prior years' financial statements to conform to the 1998 presentation.

Additional accounting policies are described in the applicable notes.

NOTE 2--EARNINGS PER SHARE

    The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS No. 128), effective for periods ending after
December 15, 1997. All earnings per share amounts have been restated to present basic and diluted earnings per share. The computation of basic earnings per share is determined by dividing the weighted average number of common shares outstanding during the year into net earnings. Diluted earnings per share reflect the additional dilution related to common share equivalents. Common share equivalents include stock options and hypothetical shares associated with the Company's Plan for Deferral of Directors' Fees.

                      GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 2--EARNINGS PER SHARE (CONTINUED)

The following table sets forth the computation of basic and diluted earnings per share:

                                                              1998          1997          1996
                                                           -----------   -----------   -----------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                          AMOUNTS)
Numerator:
---------------------------------------------------------
  Numerator for basic and diluted earnings per share:
  Net income.............................................  $   26,117    $   24,095    $   19,660
                                                           ==========    ==========    ==========
Denominator:
---------------------------------------------------------
  Denominator for basic earnings per share:
    Weighted average shares outstanding..................  10,358,854     9,978,569    10,334,720
    Common share equivalents.............................     378,843       404,059       346,924
                                                           ----------    ----------    ----------
  Denominator for diluted earnings per share:
    Weighted average shares outstanding..................  10,737,697    10,382,628    10,681,644
                                                           ==========    ==========    ==========
Earnings per share:
  Basic..................................................  $     2.52    $     2.41    $     1.90
  Diluted................................................  $     2.43    $     2.32    $     1.84

NOTE 3--ACQUISITIONS

On July 31, 1997, the Company purchased all of the general and limited partnership interests of Hermann Pfauter GmbH & Co., a manufacturer of cylindrical gear production equipment, and Pfauter-Maag Cutting Tools L.P., a cutting tool manufacturer (collectively referred to as "Pfauter"). Pfauter has major operations in Germany, Italy and the United States.

    The acquisition was completed for a total consideration of $91.8 million, including $34.8 million in cash and the assumption of $57.0 million in bank debt. The acquisition was financed through the Company's term loan and revolving credit facility.

    The Company accounted for the acquisition under the purchase method. The aggregate cost of the acquisition, including professional fees and other related costs totaling $2.8 million, was allocated to assets purchased and liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair values of the net assets acquired was $18.1 million, which was recorded as

                      GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 3--ACQUISITIONS (CONTINUED)

goodwill, and is being amortized on a straight-line basis over 30 years. The aggregate cost of the acquisition was allocated as follows:

                                                              (IN THOUSANDS)
                                                              --------------
Current assets, excluding cash..............................     $ 77,605
Property, plant and equipment...............................       63,595
Other assets................................................        3,219
Goodwill....................................................       18,122
Current liabilities, including short-term borrowings........      (75,776)
Long-term debt..............................................      (29,384)
Pension and other retiree benefits..........................      (21,218)
Other liabilities...........................................       (5,034)
                                                                 --------
Total acquisition cost, net of cash acquired................     $ 31,129
                                                                 ========

    In the allocation of the acquisition costs, current liabilities and other liabilities included $7.0 million and $2.0 million, respectively, of costs associated with the restructuring of Pfauter's operations. These costs represent the Company's estimate of the expenses associated with the consolidation of certain sales and manufacturing operations and elimination of redundant activities. The Company expects these restructuring activities will be completed in 1999.

    In 1998 the Company reduced the goodwill recorded at the time of acquisition by $1.5 million. This reduction was the result of the Company realizing certain deferred tax assets related to the Pfauter acquisition (Refer to Note 9--Income Taxes).

    Results of operations of Pfauter have been included in the Consolidated Statements of Operations since July 31, 1997. Unaudited pro forma information for 1997 and 1996 assume that the Pfauter acquisition had taken place on January 1, 1996.

                                                               PRO FORMA
                                                              (UNAUDITED)
                                                            1997       1996
                                                          --------   --------
                                                            (IN THOUSANDS,
                                                           EXCEPT PER SHARE
                                                               AMOUNTS)
Net sales...............................................  $424,285   $426,306
Net income..............................................    23,442     21,053

Earnings per share:
  Basic.................................................  $   2.35   $   2.04
  Diluted...............................................      2.26       1.97

    The pro forma financial information is not necessarily indicative of the results that would have been obtained if the acquisition had been effected on the assumed date or the results that may be achieved by the Company in the future. Pro forma net income for 1997 and 1996 do not include any adjustments for cost savings expected to be realized from the restructuring plans for the Pfauter operations or synergies of the combined business.

                      GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 4--INVENTORIES

    The components of inventories were as follows:

                                                              1998       1997
                                                            --------   --------
                                                              (IN THOUSANDS)
Raw materials and purchased parts.........................  $12,626    $11,215
Work in process...........................................   33,508     34,491
Finished products.........................................   12,480     10,285
                                                            -------    -------
                                                            $58,614    $55,991
                                                            =======    =======

    Inventories are valued at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method comprised 27% and 20% of consolidated inventories at December 31, 1998 and 1997, respectively. Inventories not valued using the LIFO method are determined on the first-in, first-out (FIFO) method. If the valuation of all inventories had been determined on the FIFO accounting method, inventories would have been $26,010,000 and $25,453,000 higher at December 31, 1998 and 1997, respectively.

NOTE 5--PROPERTY, PLANT AND EQUIPMENT

    The components of property, plant and equipment were as follows:

                                                            1998       1997
                                                          --------   --------
                                                            (IN THOUSANDS)
Land....................................................  $ 12,881   $ 12,050
Buildings and improvements..............................    62,181     59,998
Machinery and equipment.................................   190,728    170,351
                                                          --------   --------
                                                           265,790    242,399
Less accumulated depreciation...........................   133,468    118,026
                                                          --------   --------
                                                          $132,322   $124,373
                                                          ========   ========

    Property, plant and equipment are recorded at cost. Depreciation is computed on the straight-line method over estimated useful lives of 10 to 32 years for buildings and improvements and 3 to 12 years for machinery and equipment. Upon retirement or disposal of an asset, the asset and related accumulated depreciation are eliminated with any gain or loss reported in earnings.

                      GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 6--OTHER CURRENT LIABILITIES

    The components of other current liabilities were as follows:

                                                              1998       1997
                                                            --------   --------
                                                              (IN THOUSANDS)
Salaries, wages and related costs.........................  $17,776    $17,833
Advance payments from customers...........................   12,479     15,407
Warranty, installation and related costs..................   12,472     10,477
Pension and other retiree benefit plan contributions......    6,674      7,054
Acquisition and restructuring costs.......................    3,992      6,293
Other current liabilities.................................    9,092     13,550
                                                            -------    -------
                                                            $62,485    $70,614
                                                            =======    =======

NOTE 7--PENSIONS AND OTHER POSTRETIREMENT BENEFITS

    The Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (FAS No. 132) at December 31, 1998. This statement revises employers' disclosures of pensions and other postretirement benefits, requires additional information on changes in benefit obligations and fair value of plan assets and eliminates certain disclosures.

    In 1998, the Company settled its U.S. defined benefit pension plan which resulted in a write-off of a prepaid pension asset of $2,031,000. At the time of settlement there was an increase in the projected benefit obligation of the plan of $16,544,000 that related to the allocation of the surplus of plan assets over the benefit obligation to the active participants in the plan. The employees of certain foreign operations participate in various postemployment benefit arrangements, some of which are considered to be defined benefit pension plans for financial reporting purposes.

    As part of the acquisition of Pfauter in 1997, the Company assumed a liability for an unfunded defined benefit pension plan of $22,577,000.

                      GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 7--PENSIONS AND OTHER POSTRETIREMENT BENEFITS (CONTINUED)

    The following tables show reconciliations of defined benefit pension plans and postretirement benefit plans as of December 31, 1998 and 1997:

                                                        PENSION BENEFITS       OTHER BENEFITS
                                                       -------------------   -------------------
                                                         1998       1997       1998       1997
                                                       --------   --------   --------   --------
                                                                    (IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation, January 1........................  $145,638   $110,021   $ 29,898   $ 30,654
Service cost.........................................       907        894        119        118
Interest cost........................................     5,356      8,031      2,062      2,044
Participants' contributions..........................       294        226        436        320
Allocation of surplus to plan participants...........    16,544         --         --         --
Plan amendments......................................       439         --         --         --
Actuarial (gains) losses.............................    (5,780)    12,689       (890)      (103)
Business acquired....................................        --     22,577         --         --
Benefits paid........................................    (4,775)    (8,319)    (2,815)    (3,135)
Settlement loss......................................     3,538         --         --         --
Settlement payments..................................  (111,121)        --         --         --
Foreign currency translation adjustments.............     2,308       (481)        --         --
                                                       --------   --------   --------   --------
Benefit obligation, December 31......................  $ 53,348   $145,638   $ 28,810   $ 29,898
                                                       ========   ========   ========   ========
CHANGE IN PLAN ASSETS
Fair value of plan assets, January 1.................  $124,041   $105,462   $     --   $     --
Actual return on plan assets.........................     4,209     25,969         --         --
Company contributions................................     1,858      1,069      2,379      2,815
Participants' contributions..........................       294        226        436        320
Benefits paid........................................    (4,775)    (8,319)    (2,815)    (3,135)
Settlement payments..................................  (111,121)        --         --         --
Foreign currency translation adjustments.............        74       (366)        --         --
                                                       --------   --------   --------   --------
Fair value of plan assets, December 31...............  $ 14,580   $124,041   $     --   $     --
                                                       ========   ========   ========   ========
RECONCILIATION OF FUNDED STATUS
Funded status........................................  $(38,768)  $(21,597)  $(28,810)  $(29,898)
Unrecognized prior service cost......................       420        651         --         --
Unrecognized net transition obligation...............       912      1,050         --         --
Unrecognized actuarial (gains) losses................     5,904     (6,314)    (5,570)    (4,709)
                                                       --------   --------   --------   --------
(Accrued) benefit costs prior to additional minimum
  liability..........................................  $(31,532)  $(26,210)  $(34,380)  $(34,607)
                                                       ========   ========   ========   ========
AMOUNTS RECOGNIZED IN CONSOLIDATED BALANCE SHEETS
Prepaid benefit cost.................................  $     --   $  2,031   $     --   $     --
(Accrued) benefit cost...............................   (35,706)   (29,937)   (34,380)   (34,607)
Intangible asset.....................................       665        327         --         --
Minimum pension liability adjustment.................     3,509      1,369         --         --
                                                       --------   --------   --------   --------
Net amount recognized at December 31.................  $(31,532)  $(26,210)  $(34,380)  $(34,607)
                                                       ========   ========   ========   ========

                      GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 7--PENSIONS AND OTHER POSTRETIREMENT BENEFITS (CONTINUED)

                                                        PENSION BENEFITS       OTHER BENEFITS
                                                       -------------------   -------------------
                                                         1998       1997       1998       1997
                                                       --------   --------   --------   --------
                                                                    (IN THOUSANDS)
WEIGHTED AVERAGE ASSUMPTIONS AS OF DECEMBER 31
Discount rate........................................      6.4%       6.3%       7.0%       7.0%
Expected return on plan assets.......................      8.9%       9.0%         --         --
Rate of compensation increase........................      3.4%       4.3%         --         --

    The following table summarizes the components of the net periodic benefit costs for defined benefit pension plans and postretirement benefit plans for the periods ended December 31, 1998, 1997 and 1996:

                                                          PENSION BENEFITS                  OTHER BENEFITS
                                                   ------------------------------   ------------------------------
                                                     1998       1997       1996       1998       1997       1996
                                                   --------   --------   --------   --------   --------   --------
                                                                           (IN THOUSANDS)
Service cost.....................................  $   907    $   987    $   598     $  119     $  118     $  111
Interest cost....................................    5,356      8,003      7,281      2,062      2,044      2,105
Expected return on plan assets...................   (5,148)    (7,289)    (8,100)        --         --         --
Amortization of prior service cost...............       64        109        109         --         --         --
Amortization of transition obligation............      141        141        138         --         --         --
Amortization of (gain) loss......................      222        116        440        (31)      (171)      (141)
Settlement loss..................................    3,538         --         --         --         --         --
                                                   -------    -------    -------     ------     ------     ------
Net periodic benefit cost........................  $ 5,080    $ 2,067    $   466     $2,150     $1,991     $2,075
                                                   =======    =======    =======     ======     ======     ======

    The amounts applicable to the Company's pension plans with accumulated benefit obligations in excess of plan assets at December 31, 1998 and 1997 were as follows:

                                                              1998       1997
                                                            --------   --------
                                                              (IN THOUSANDS)
Projected benefit obligation..............................  $53,348    $31,274
Accumulated benefit obligation............................   50,239     28,245
Fair value of plan assets.................................   14,580         --

    The Company has postretirement benefit plans which provides health and life insurance benefits for retired employees of certain of its current and former U.S. subsidiaries. Health benefits are provided through supplemental insurance policies whose premiums are based on group rates. Life insurance benefits are paid directly by the Company. The cost of the health insurance premiums of this plan are shared between the Company and the retiree. The effect of a one-percentage point change in assumed health care cost trend rate has no effect on either the total of the service and interest cost components of expense or the postretirement benefit obligation due the fact that there are no future increases in the Company's share of the health insurance premiums.

    All U.S. employees participate in defined contribution retirement plans. Amounts contributed under these plans are based upon a percentage of compensation for eligible employees. The amounts expensed under these plans were $2,551,000, $2,056,000 and $1,616,000 in 1998, 1997 and 1996, respectively.

                      GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 8--DEBT

    Long-term debt at December 31, 1998 and 1997 consisted of the following:

                                                              1998       1997
                                                            --------   --------
                                                              (IN THOUSANDS)
Notes payable to banks under term loan and revolving
  credit agreements.......................................  $28,664    $37,976
Other obligations.........................................      250      1,881
                                                            -------    -------
                                                             28,914     39,857
Less current maturities...................................        8      1,613
                                                            -------    -------
                                                            $28,906    $38,244
                                                            =======    =======

    At December 31, 1998, the Company had a $100 million revolving credit facility providing for multi-currency borrowings, standby letters of credit and bank guarantees. The revolving credit facility matures on July 1, 2002. Up to $40 million of the revolving credit facility is available for issuance of letters of credit or bank guarantees of which $24.2 million was outstanding at December 31, 1998. The credit facility is unsecured (except for pledges of 65% of the stock of certain designated foreign subsidiaries of the Company) and there are no prepayment penalties. The revolving credit facility provides the Company the option to borrow on a spread over LIBOR as determined by certain financial ratios which is adjusted on a quarterly basis. The weighted average borrowing rate was 3.78% at December 31, 1998 and 4.44% at December 31, 1997. The credit agreement relating to the facility contains customary financial ratio covenants and provisions which restrict the Company's ability to pay dividends in the event of default.

    Lines of credit of the consolidated subsidiaries are generally in connection with bank overdraft and note facilities for which there are neither material commitment fees nor compensating balance requirements. Unused short and long-term credit lines with banks, including the revolving credit facility, totaled approximately $86.3 million at December 31, 1998. The weighted average borrowing rates under short-term credit facilities were 4.93% and 7.73% at December 31, 1998 and 1997, respectively.

    Scheduled maturities of long-term debt in each of the next five years are $8,000, $107,000, $19,000, $28,677,000 and $103,000 in 1999 through 2003, respectively.

    Interest expense for each of the three years in the period ended December 31, 1998 was $2,129,000, $2,308,000 and $877,000, respectively.

NOTE 9--INCOME TAXES

    For financial reporting purposes, income before income taxes included the following:

                                                     1998       1997       1996
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
United States....................................  $25,348    $24,980    $14,619
Foreign..........................................   17,924     13,199     16,124
                                                   -------    -------    -------
Total............................................  $43,272    $38,179    $30,743
                                                   =======    =======    =======

                      GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 9--INCOME TAXES (CONTINUED)

    Provisions (benefits) for income taxes included the following:

                                                      1998       1997       1996
                                                    --------   --------   --------
                                                            (IN THOUSANDS)
Current:
  Federal.........................................  $ 6,940    $ 7,706     $1,703
  State...........................................    1,321      1,612        556
  Foreign.........................................    4,944      4,113      6,538
                                                    -------    -------     ------
Total current.....................................  $13,205    $13,431     $8,797
                                                    =======    =======     ======
Deferred:
  Federal.........................................  $ 1,100    $  (938)    $3,045
  State...........................................      217        (68)        --
  Foreign.........................................    2,633      1,659       (759)
                                                    -------    -------     ------
Total deferred....................................  $ 3,950    $   653     $2,286
                                                    =======    =======     ======

    The differences between the United States federal statutory income tax rate and the Company's effective tax rate were as follows:

                                                   1998        1997        1996
                                                 --------    --------    --------
U.S. federal statutory rate....................   35.0%       35.0%       35.0%
Effect of change in valuation allowance........     --%       (4.7%)      (3.3%)
Effect of consolidating foreign subsidiaries...    3.0%        3.0%        4.2%
State taxes, net of federal benefit............    2.3%        2.6%        1.2%
Other..........................................    (.7%)       1.0%       (1.0%)
                                                  -----       -----       -----
Effective tax rate.............................   39.6%       36.9%       36.1%
                                                  =====       =====       =====

                      GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 9--INCOME TAXES (CONTINUED)

    Deferred tax assets and liabilities were comprised of the following:

                                                              1998       1997
                                                            --------   --------
                                                              (IN THOUSANDS)
Deferred tax assets:
  Accrued retiree and other employee benefits.............  $19,183    $17,086
  Nondeductible accrued costs.............................    6,434      4,622
  Tax credit and loss carryforwards.......................    4,806      5,434
  Deferred revenue and other..............................    3,805      5,088
  Accrued restructuring costs.............................    2,763      3,724
  Total deferred tax assets...............................   36,991     35,954
                                                            -------    -------
  Less valuation allowance................................    9,383     10,895
                                                            -------    -------
Deferred tax asset........................................   27,608     25,059

Deferred tax liabilities:
  Depreciation and amortization...........................   10,544      7,595
  Other...................................................    3,715        757
                                                            -------    -------
    Total deferred tax liabilities........................   14,259      8,352

Net deferred tax asset....................................  $13,349    $16,707
                                                            =======    =======

    The net deferred tax asset of $13,349,000 at December 31, 1998 ($16,707,000 in 1997) is presented in the Consolidated Balance Sheets as follows: $9,439,000 ($7,714,000 in 1997) in other current assets; $7,568,000 ($10,309,000 in 1997)
in other assets (non-current) and $3,658,000 ($1,316,000 in 1997) in other liabilities (non-current).

    The valuation allowance decreased by $1.5 million at December 31, 1998 primarily related to realization of certain deferred tax assets related to the Pfauter acquisition. This reduction was applied to reduce goodwill recorded on the acquisition. A valuation allowance totaling $5.9 million related to the Pfauter acquisition will be applied to reduce goodwill when, and if, these tax benefits are realized. The remaining valuation allowance at December 31, 1998 was required for domestic tax credits which could expire before they are utilized and a German loss carryforward that could not be recognized due to a history of recent losses. The valuation allowance at December 31, 1997 was required for these same issues. Management believes that sufficient income will be earned in future years to fully realize the net deferred tax asset.

    Foreign tax loss carryforwards totaling $5.1 million are available to reduce future taxable income, of which $4.8 million may be carried forward indefinitely, and $.3 million which will expire in 2001. U.S. tax credits of $2.8 million are also available to reduce future federal and state income taxes and expire at various dates through 2008.

    Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $25.8 million at December 31, 1998. Those earnings are considered to be indefinitely reinvested and accordingly no provisions for U.S. federal or state income taxes have been provided thereon. Upon distribution of these earnings, the Company would be subject to both U.S. income tax (potentially offset by foreign tax credits) and withholding taxes payable to the foreign country. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings.

                      GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 10--STOCK PLANS

    The Company's 1992 Stock Plan is a successor to the Company's 1981 Stock Plan. No additional awards could be made under the 1981 Stock Plan after December 16, 1991.

    Under the Company's 1992 Stock Plan, 1,000,000 common shares have been reserved for granting of options, stock appreciation rights (SARs) and restricted stock to key employees. Options are granted at prices equal to 100% of the market value of the common stock at the date of grant and may be exercisable beginning six months and ending ten years from the date of grant. The Executive Compensation Committee of the Company's Board of Directors at its discretion may at the time of grant of an option provide further limitations on periods during which options may be exercised. SARs allow the optionee to surrender the option and receive a number of shares of common stock, cash, or cash and shares of common stock, as the Executive Compensation Committee determines, with an aggregate value equal to the amount by which the fair market value of the shares covered by the surrendered option exceeds the option price. Increases in the value of SARs resulting from changes in the market value of common stock will be charged to expense as they occur. Options automatically carry with them conditional SARs which are exercisable in the event of a tender offer meeting certain specified conditions. No SARs have been granted under the Plan.

    Under the Plan an option to purchase 6,000 shares is granted each year to each director of the Company who is not, and has not been an employee of the Company since the beginning of the preceding year.

    Grants of restricted stock entitle the grantee to vote and receive cash dividends on the shares, but not to transfer or otherwise dispose of such shares while they are subject to restrictions. The restriction period cannot be less than one year or more than ten years from the date of grant. As restrictions lapse, the difference between the market value on the date of grant and the grant price, if any, is charged to expense. Any dividends paid to the grantee during the restriction period are also charged to expense. Grants of 6,675 shares and 12,000 shares of restricted stock were made in 1998 and 1997, respectively, and restrictions lapsed on 4,000 and 800 shares in 1998 and 1997, respectively. 14,675 restricted shares were outstanding at December 31, 1998 and 12,000 restricted shares were outstanding at December 31, 1997.

                      GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 10--STOCK PLANS (CONTINUED)

    The following is a summary of option transactions under both Plans:

                                                       SHARES         PRICE RANGE
                                                      --------   ---------------------
Outstanding December 31, 1995.......................   634,498           $ 5.66-$17.41
Granted.............................................   103,000           $14.85-$20.38
Exercised...........................................   (53,822)          $ 7.00-$ 9.38
                                                      --------
Outstanding December 31, 1996.......................   683,676           $ 5.66-$20.38
Granted.............................................   140,000           $18.91-$26.03
Forfeited...........................................    (4,000)  $ 7.47
Exercised...........................................   (64,024)          $ 5.66-$17.41
                                                      --------
Outstanding December 31, 1997.......................   755,652           $ 5.66-$26.03
Granted.............................................   139,500           $19.03-$29.78
Exercised...........................................  (112,562)          $ 5.66-$20.38
                                                      --------
Outstanding December 31, 1998.......................   782,590           $ 5.66-$29.78
                                                      ========
Exercisable at December 31:
  1998..............................................   685,090           $ 5.66-$29.78
  1997..............................................   657,652            $5.66-$20.38
  1996..............................................   594,676           $ 5.66-$20.38
Available for additional grants at December 31:
  1998..............................................   170,025
  1997..............................................   316,200
  1996..............................................   464,200
  1995..............................................   567,200

    The Company has elected to follow Accounting Principles Board Opinion
No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    Pro forma information regarding net income and earnings per share is required by FAS No. 123, which also requires that the information be determined as if the Company had accounted for its stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rates of 5.22% and 5.18% for 1998, 5.73% and 5.69% for 1997 and 6.80%
and 6.34% for 1996; a dividend yield of 0.98% for 1998, 1.11% for 1997 and 1.38%
for 1996; volatility factors of the expected market price of the Company's Common Stock of .428, .424 and .486 in 1998, .367, .379 and .402 in 1997 and
 .313 and .358 in 1996; and a weighted average expected life of the options of 7 years. The weighted average exercise price and remaining contractual life of these options were $14.77 and 7 years, respectively, as of December 31, 1998.

                      GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 10--STOCK PLANS (CONTINUED)

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                     1998       1997       1996
                                                   --------   --------   --------
                                                       (IN THOUSANDS, EXCEPT
                                                         PER SHARE AMOUNTS)
Pro forma net income.............................  $25,002    $23,251    $19,209
Pro forma earnings per share:
  Basic..........................................  $  2.41    $  2.33    $  1.86
  Diluted........................................     2.33       2.24       1.80

NOTE 11--PREFERRED STOCK PURCHASE RIGHTS

    Pursuant to the Company's Shareholder Rights Plan, each outstanding share of the Company's common stock carries one Preferred Stock purchase right. Each right, when exercisable, entitles the holder to purchase from the Company for $22.50 one two-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1 per share, of the Company. The Rights become exercisable, subject to certain exceptions, upon announcement that a person or group has acquired 15% or more of the Company's outstanding common stock, or 10 days, or such other period as the Board may determine, following commencement of, or announcement of an intention to commence, a tender or exchange offer consummation of which would result in a person or group owning 15% or more of the Company's outstanding common stock, whichever occurs first. If any person or group becomes the beneficial owner of 15% of the outstanding common stock, other than pursuant to a Permitted Offer, as defined in the Plan, holders, other than an Acquiring Person as defined in the Plan, will have the right to purchase from the Company common stock (or, in certain circumstances, cash, property or other securities of the Company or to a reduction in the purchase price) having a value equal to two times the exercise price of $22.50, or the Board may elect to issue without any payment common stock and/or equivalents of the Company with a value equal to the exercise price. If a person or group becomes beneficial owner of 15% or more of the Company's outstanding common stock and the Company is thereafter acquired by another entity, by merger, consolidation, or transfer of 50% or more of the Company's assets, in one or more transactions, holders of Rights, other than an Acquiring Person, will have the right to receive, upon exercise common shares of the acquiring company (including the Company if it is the surviving company) having a value two times the exercise price ($22.50) of the Right. The Rights will expire on June 15, 1999, unless exercised by the holder or redeemed by the Company prior to that date. The Company may, subject to certain conditions, redeem the Rights at a price of $.005 per Right.

                      GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 12--SUPPLEMENTAL CASH FLOW INFORMATION

    Cash payments for income taxes were $19,129,000, $8,151,000 and $3,188,000 for 1998, 1997 and 1996, respectively. Interest payments were $2,038,000, $1,470,000 and $963,000 in 1998, 1997 and 1996, respectively.

NOTE 13--SEGMENT, SIGNIFICANT CUSTOMERS AND GEOGRAPHIC INFORMATION

    The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information"
(FAS No. 131) at December 31, 1998. This Statement establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions on how to allocate resources or assess performance. The Company's operations are treated as one operating segment. The principal activity within this operating segment is the design, manufacture and sale of machinery and equipment for the production of gears. As a result, the financial information disclosed herein materially represents all of the financial information related to the Company's principal operating segment.

    Information about the Company's product sales were as follows:

                                                  1998       1997       1996
                                                --------   --------   --------
                                                        (IN THOUSANDS)
Machines......................................  $259,620   $228,861   $161,302
All other products and services...............   149,706    109,812     86,787
                                                --------   --------   --------
Net sales.....................................  $409,326   $338,673   $248,089
                                                ========   ========   ========

    The Company's operations are primarily located in the United States and Germany. Sales are attributed to countries based on the location of the customers. Geographical information regarding sales were as follows:

                                                  1998       1997       1996
                                                --------   --------   --------
                                                        (IN THOUSANDS)
United States.................................  $155,820   $123,599   $ 66,244
Germany.......................................    72,746     58,026     39,584
Other countries...............................   180,760    157,048    142,261
                                                --------   --------   --------
Net sales.....................................  $409,326   $338,673   $248,089
                                                ========   ========   ========

                      GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 13--SEGMENT, SIGNIFICANT CUSTOMERS AND GEOGRAPHIC INFORMATION (CONTINUED)

    Geographical information regarding long-lived assets were as follows:

                                                            1998       1997
                                                          --------   --------
                                                            (IN THOUSANDS)
United States...........................................  $102,253   $105,424
Germany.................................................    37,751     34,838
Other countries.........................................    12,170     12,028
Corporate assets........................................     3,695        194
                                                          --------   --------
Total long-lived assets.................................  $155,869   $152,484
                                                          ========   ========

    The Company had one customer account for 10% of consolidated net sales in 1998. A different customer accounted for 10% and 14% of consolidated net sales in 1997 and 1996, respectively.

NOTE 14--ENVIRONMENTAL MATTERS

    Environmental expenditures are expensed or capitalized in accordance with generally accepted accounting principles. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.

    The Company is subject to federal, state and local laws and regulations concerning the environment, and is currently participating in administrative proceedings involving different sites under these laws, as a participant in a group of potentially responsible parties. These proceedings are at various stages, and it is impossible to estimate with any certainty the ultimate cost, timing and extent of remedial actions which may be required by governmental authorities, or the amount of the liability, if any, of the Company alone or in relation to that of the other responsible parties. Based on the facts presently known, the Company does not believe that the outcome of any of these proceedings will have a material adverse effect on its results of operations or financial position.

NOTE 15--CONCENTRATIONS OF RISK

    The Company's major customers are predominately in the automotive and truck industries. Other markets utilizing the Company's products include aerospace, agriculture, construction, industrial machinery, marine and power tool industries. Customers in the automotive and truck industries accounted for 58% and 73% of sales in 1998 and 1997, respectively. A decline in automotive or truck production could result in a decline in the Company's results of operations or a deterioration in the Company's financial position.

    The Company's markets are worldwide. Approximately 62% and 64% of total sales in 1998 and 1997, respectively, were to customers outside of the U.S. This geographical sales distribution offsets, to a degree, the cyclical fluctuations of regional economies. As such, the Company is not significantly at risk to the economic cycle of a single region.

                      GLEASON CORPORATION AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 16--COMMITMENTS AND CONTINGENCIES

    The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, the ultimate liability, if any, resulting from such actions will not have a material impact on the Company's future results of operations or financial position.

    The Company was contingently liable under standby letters of credit and bank guarantees issued in the normal course of business for $26.6 million at December 31, 1998 ($27.0 million at December 31, 1997).

NOTE 17--FAIR VALUES OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and equivalents: The carrying amount reported in the balance sheet for cash and equivalents approximates its fair value.

    Long and short-term debt: The carrying amounts of the Company's short-term borrowings and variable rate long-term debt approximate their fair value.

    Foreign currency exchange contracts: The Company's use of derivative financial instruments is substantially limited to the use of forward exchange contracts to hedge foreign currency transactions entered into in the ordinary course of business and not to engage in currency speculation. The Company's forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset gains and losses on the transactions being hedged. Accordingly, the unrealized gains and losses are deferred and included in the measurement of the related foreign currency transaction. The forward exchange contracts generally have maturities which coincide with the settlement dates of the related transactions and generally do not exceed one year. The exchange rates are agreed to at the inception of the contracts. The aggregate contract value of agreements to sell foreign currencies in exchange for U.S. dollars was $3.6 million and $2.4 million at December 31, 1998 and 1997, respectively. The aggregate value of contracts for the sale of U.S. dollars in exchange for foreign currencies was $11.7 million and $15.2 million at December 31, 1998 and 1997, respectively. The aggregate value of contracts for the exchange of other foreign currencies was $1.1 million and $3.5 million at December 31, 1998 and 1997, respectively. The fair values of these contracts, representing the difference between the contract values and the estimated settlement values based on the quoted market prices of comparable contracts at December 31, 1998 and 1997 were not material.

                      GLEASON CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                  (UNAUDITED)

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1999            1998
                                                              -------------   ------------
                                                                 (DOLLARS IN THOUSANDS)
ASSETS
Current assets
  Cash and equivalents......................................    $  7,474        $ 13,229
  Trade accounts receivable.................................      78,201          89,095
  Inventories...............................................      76,380          58,614
  Other current assets......................................      15,314          16,094
                                                                --------        --------
    Total current assets....................................     177,369         177,032
Property, plant and equipment, at cost......................     271,089         265,790
  Less accumulated depreciation.............................     145,366         133,468
                                                                --------        --------
                                                                 125,723         132,322
Goodwill....................................................      18,558          16,682
Other assets................................................      14,508          14,433
                                                                --------        --------
Total assets................................................    $336,158        $340,469
                                                                ========        ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Short-term borrowings.....................................    $  7,380        $  1,853
  Current portion of long-term debt.........................         318               8
  Trade accounts payable....................................      28,175          33,421
  Income taxes..............................................       6,102           6,790
  Other current liabilities.................................      63,412          62,485
                                                                --------        --------
    Total current liabilities...............................     105,387         104,557
Long-term debt..............................................      24,363          28,906
Pension plans and other retiree benefits....................      65,856          66,163
Other liabilities...........................................      12,397          12,872
                                                                --------        --------
    Total liabilities.......................................     208,003         212,498

Stockholders' equity
  Common stock..............................................      11,594          11,594
  Additional paid-in capital................................      11,914          12,443
  Retained earnings.........................................     138,488         131,323
  Accumulated other comprehensive income....................      (6,059)         (5,688)
                                                                --------        --------
                                                                 155,937         149,672
  Less treasury stock, at cost..............................      27,782          21,701
                                                                --------        --------
  Total stockholders' equity................................     128,155         127,971
                                                                --------        --------
Total liabilities and stockholders' equity..................    $336,158        $340,469
                                                                ========        ========

                See notes to consolidated financial statements.

                      GLEASON CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                                                                    THREE MONTHS ENDED
                                                                      SEPTEMBER 30,
                                                              ------------------------------
                                                                 1999               1998
                                                              -----------       ------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT
                                                                    PER SHARE AMOUNTS)
Net sales...................................................   $  79,799         $   96,879
Costs and expenses
  Cost of products sold.....................................      53,598             65,531
  Selling, general and administrative expenses..............      19,354             18,788
  Research and development expenses.........................       1,819              2,869
  Interest expense--net.....................................         308                137
  Other (income)--net.......................................        (318)              (273)
                                                               ---------         ----------
Income before income taxes..................................       5,038              9,827
Provision for income taxes..................................       2,022              3,846
                                                               ---------         ----------
Net income..................................................   $   3,016         $    5,981
                                                               =========         ==========
Ratio of earnings to fixed charges..........................
Book value per share........................................
Earnings per common share:
  Basic.....................................................   $     .31         $      .57
                                                               =========         ==========
  Diluted...................................................   $     .31         $      .55
                                                               =========         ==========
Weighted average number of common shares outstanding:
  Basic.....................................................   9,586,185         10,479,530
  Diluted...................................................   9,832,136         10,832,950
Cash dividends declared per common share....................   $   .0625         $    .0625
                                                               =========         ==========

                See notes to consolidated financial statements.

                      GLEASON CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                                                                    NINE MONTHS ENDED
                                                                      SEPTEMBER 30,
                                                              ------------------------------
                                                                 1999               1998
                                                              -----------       ------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT
                                                                    PER SHARE AMOUNTS)
Net sales...................................................   $ 246,611         $  300,447
Costs and expenses
  Cost of products sold.....................................     168,909            207,271
  Selling, general and administrative expenses..............      55,083             53,318
  Research and development expenses.........................       6,593              7,775
  Restructuring costs.......................................       1,200                 --
  Loss on settlement of pension plan........................          --              2,031
  Interest expense--net.....................................         662                779
  Other (income)--net.......................................      (1,287)              (344)
                                                               ---------         ----------
Income before income taxes..................................      15,451             29,617
Provision for income taxes..................................       6,465             11,867
                                                               ---------         ----------
Net income..................................................   $   8,986         $   17,750
                                                               =========         ==========
Earnings per common share:
  Basic.....................................................   $     .93         $     1.69
                                                               =========         ==========
  Diluted...................................................   $     .90         $     1.63
                                                               =========         ==========
Weighted average number of common shares outstanding:
  Basic.....................................................   9,687,252         10,482,297
  Diluted...................................................   9,938,302         10,885,535

Cash dividends declared per common share....................   $   .1875         $    .1875
                                                               =========         ==========

                See notes to consolidated financial statements.

                      GLEASON CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                                  (DOLLARS IN
                                                                  THOUSANDS)
Cash flows from operating activities:
  Net income................................................  $ 8,986    $17,750
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Loss on settlement of pension plan......................       --      2,031
    Depreciation and amortization...........................   17,204     16,004
    (Gain) loss on disposals of property, plant and
      equipment.............................................   (1,123)       209
    Provision for deferred income taxes.....................    1,975      1,030
    Changes in operating assets and liabilities:
      Decrease in accounts receivable.......................   12,967     11,147
      (Increase) in inventories.............................  (15,461)    (2,926)
      (Increase) decrease in other current assets...........    1,070       (533)
      (Decrease) in trade accounts payable..................   (6,373)      (155)
      (Decrease) in all other current operating
        liabilities.........................................   (5,040)    (8,882)
      Other, net............................................    2,038      1,078
                                                              -------    -------
  Net cash provided by operating activities.................   16,243     36,753

Cash flows from investing activities:
  Capital expenditures......................................  (15,702)   (17,835)
  Acquisition of business, net of cash acquired.............      365         --
  Proceeds from asset disposals.............................    4,808        209
  Proceeds from collection of notes receivable..............       --         27
                                                              -------    -------
  Net cash (used in) investing activities...................  (10,529)   (17,599)

Cash flows from financing activities:
  (Repayments of) short-term borrowings.....................      (19)    (1,490)
  Net (repayments) under term loan and revolving credit
    agreements..............................................   (2,980)    (9,310)
  Net proceeds from (repayment of) long-term debt...........      398     (1,574)
  Purchase of treasury stock................................   (7,213)    (5,421)
  Net stock issues..........................................      602        701
  Dividends paid............................................   (1,821)    (1,968)
                                                              -------    -------
  Net cash (used in) financing activities...................  (11,033)   (19,062)

Effect of exchange rate changes on cash and equivalents.....     (436)       245
                                                              -------    -------
Increase (decrease) in cash and equivalents.................   (5,755)       337
Cash and equivalents, beginning.............................   13,229     12,478
                                                              -------    -------
Cash and equivalents, ending................................  $ 7,474    $12,815
                                                              =======    =======

                See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999

                                  (UNAUDITED)

1. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly
    (a) the results of operations for the three- and nine-month periods ended September 30, 1999 and 1998, (b) the financial position at September 30, 1999 and December 31, 1998, and (c) the cash flows for the nine-month periods ended September 30, 1999 and 1998, of Gleason Corporation and subsidiaries.

2. The results of operations for the nine-month period ended September 30, 1999 are not necessarily indicative of the results to be expected for the full year.

3.  All significant intercompany transactions are eliminated in consolidation.

4.  The components of inventories were as follows:

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1999            1998
                                                              -------------   ------------
                                                                     (IN THOUSANDS)
Raw materials and purchased parts...........................     $13,139         $12,626
Work in process.............................................      44,462          33,508
Finished goods..............................................      18,779          12,480
                                                                 -------         -------
                                                                 $76,380         $58,614
                                                                 =======         =======

5. Net cash payments for income taxes were $5,239,000 and $13,865,000 for the nine months ended September 30, 1999 and 1998, respectively. Interest payments were $929,000 and $1,583,000 for the nine months ended
    September 30, 1999 and 1998, respectively.

6. Comprehensive income includes all changes in equity during a period except those resulting from transactions with owners of the Company. The components of the Company's comprehensive income for the three- and nine-month periods ended September 30, 1999 and 1998 were as follows:

                                                        THREE MONTHS
                                                            ENDED           NINE MONTHS ENDED
                                                        SEPTEMBER 30,         SEPTEMBER 30,
                                                     -------------------   -------------------
                                                       1999       1998       1999       1998
                                                     --------   --------   --------   --------
                                                                  (IN THOUSANDS)
Net income.........................................   $3,016     $5,981     $8,986    $17,750
Foreign currency translation adjustments...........    2,011        546       (401)       553
Minimum pension liability adjustments..............      (10)      (560)        30       (560)
                                                      ------     ------     ------    -------
Comprehensive income...............................   $5,017     $5,967     $8,615    $17,743
                                                      ======     ======     ======    =======

    The components of accumulated other comprehensive income shown on the balance sheet were as follows:

                                                              9/30/99    12/31/98
                                                              --------   --------
                                                                (IN THOUSANDS)
Cumulative foreign currency translation adjustments.........  $(3,836)   $(3,435)
Minimum pension liability adjustments.......................   (2,223)    (2,253)
                                                              -------    -------
Accumulated other comprehensive income......................  $(6,059)   $(5,688)
                                                              =======    =======

                               SEPTEMBER 30, 1999

                                  (UNAUDITED)

7. The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" (FAS No. 131), at December 31, 1998. The Company's operations are treated as one operating segment. The principal activity within this operating segment is the design, manufacture and sale of machinery and equipment for the production of gears. As a result, the financial information disclosed herein represents all of the financial information related to the Company's principal operating segment.

8. The Company has not yet adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS No. 133), which provides new guidelines for accounting for derivative instruments. FAS No. 133 requires companies to recognize all derivatives on the balance sheet at fair value. Gains or losses resulting from changes in the values of the derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company is currently analyzing what impact the new guidelines will have on the Company. This Statement is effective for fiscal years beginning after June 15, 2000.

                                                                     EXHIBIT III

                          AGREEMENT AND PLAN OF MERGER
                                  BY AND AMONG
                              GLEASON CORPORATION,
                         TORQUE ACQUISITION CO., L.L.C.
                                      AND
                            TORQUE MERGER SUB, INC.
                          DATED AS OF DECEMBER 8, 1999

                               TABLE OF CONTENTS

                                                                                                      PAGE
                                                                                                      ----
ARTICLE I
    THE OFFER...................................................................................      2
                       Section 1.1   THE OFFER..................................................      2
                       Section 1.2   COMPANY ACTIONS............................................      3
                       Section 1.3   DIRECTORS..................................................      4

ARTICLE II
    THE MERGER..................................................................................      5
                       Section 2.1   THE MERGER.................................................      5
                       Section 2.2   CLOSING....................................................      5
                       Section 2.3   EFFECTIVE TIME.............................................      5
                       Section 2.4   EFFECTS OF THE MERGER......................................      5
                       Section 2.5   CERTIFICATE OF INCORPORATION AND BY-LAWS...................      5
                       Section 2.6   DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION........      5
                       Section 2.7   STOCKHOLDERS' MEETING......................................      6

ARTICLE III
    EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND MERGER SUBSIDIARY..............
                                                                                                      6
                       Section 3.1   EFFECT ON CAPITAL STOCK....................................      6
                       Section 3.2   PAYMENT FOR SHARES.........................................      7
                       Section 3.3   DISSENTING SHARES..........................................      9
                       Section 3.4   COMPANY OPTIONS............................................      9
                       Section 3.5   DIRECTOR FEE DEFERRAL PLAN.................................      9

ARTICLE IV
    REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............................................     10
                       Section 4.1   ORGANIZATION, STANDING AND QUALIFICATION...................     10
                       Section 4.2   SUBSIDIARIES...............................................     10
                       Section 4.3   CAPITALIZATION.............................................     10
                       Section 4.4   AUTHORIZATION..............................................     11
                       Section 4.5   NON-CONTRAVENTION..........................................     11
                       Section 4.6   COMPLIANCE WITH APPLICABLE LAW.............................     11
                       Section 4.7   SEC REPORTS; FINANCIAL STATEMENT...........................     12
                       Section 4.8   NO UNDISCLOSED MATERIAL LIABILITIES........................     12
                       Section 4.9   ABSENCE OF CERTAIN CHANGES OR EVENTS.......................     12
                       Section 4.10  LITIGATION.................................................     12
                       Section 4.11  INFORMATION IN DISCLOSURE DOCUMENTS........................     12
                       Section 4.12  TAX MATTERS................................................     13
                       Section 4.13  EMPLOYEE MATTERS; ERISA....................................     13
                       Section 4.14  ENVIRONMENTAL MATTERS......................................     14
                       Section 4.15  REAL PROPERTY..............................................     15
                       Section 4.16  BROKERS OR FINDERS.........................................     15
                       Section 4.17  OPINION OF FINANCIAL ADVISOR...............................     15
                       Section 4.18  VOTE REQUIRED..............................................     15
                       Section 4.19  STATE TAKEOVER STATUTES....................................     15
                       Section 4.20  BANK COMMITMENT LETTER.....................................     15
                       Section 4.21  RIGHTS AGREEMENT...........................................     15
                       Section 4.22  YEAR 2000 COMPLIANCE.......................................     16

                                     III-i

                                                                                                      PAGE
                                                                                                      ----
                       Section 4.23  MATERIAL CONTRACTS.........................................     16
                       Section 4.24  INSURANCE..................................................     16

ARTICLE V
    REPRESENTATIONS AND WARRANTIES OF ACQUISITION COMPANY AND MERGER SUBSIDIARY.................
                                                                                                     16
                       Section 5.1   ORGANIZATION, STANDING AND QUALIFICATION...................     16
                       Section 5.2   AUTHORIZATION..............................................     17
                       Section 5.3   NON-CONTRAVENTION..........................................     17
                       Section 5.4   INFORMATION IN DISCLOSURE DOCUMENTS........................     18
                       Section 5.5   BROKERS OR FINDERS.........................................     18
                       Section 5.6   SUFFICIENT FUNDS...........................................     18
                       Section 5.7   MERGER SUBSIDIARY'S OPERATIONS.............................     18
                       Section 5.8   CERTAIN AGREEMENTS WITH ACQUISITION COMPANY................     18

ARTICLE VI
    COVENANTS...................................................................................     19
                       Section 6.1   INTERIM OPERATIONS OF THE COMPANY..........................     19
                       Section 6.2   ACCESS TO INFORMATION......................................     20
                       Section 6.3   INDEMNIFICATION OF DIRECTORS AND OFFICERS OF THE COMPANY...     20
                       Section 6.4   PUBLICITY..................................................     21
                       Section 6.5   EMPLOYEE MATTERS...........................................     21
                       Section 6.6   NO SOLICITATION............................................     22
                       Section 6.7   APPROVALS AND CONSENTS; COOPERATION; NOTIFICATION..........     23
                       Section 6.8   FURTHER ASSURANCES.........................................     23
                       Section 6.9   STOCKHOLDER LITIGATION.....................................     24
                       Section 6.10  MATTERS RELATING TO THE BANK COMMITMENT LETTER.............     24
                       Section 6.11  SALE OF ADDITIONAL SERIES A PREFERRED/WARRANT CONSIDERATION
                                       TO ACQUISITION COMPANY...................................     24
                       Section 6.12  CERTAIN BOARD ACTIONS PENDING THE EFFECTIVE TIME...........     24

ARTICLE VII
    CONDITIONS..................................................................................     25
                       Section 7.1   CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE
                                       MERGER...................................................     25
                       Section 7.2   ADDITIONAL CONDITION TO THE COMPANY'S OBLIGATION TO EFFECT
                                       THE MERGER...............................................     25

ARTICLE VIII
    TERMINATION.................................................................................     25
                       Section 8.1   TERMINATION................................................     25
                       Section 8.2   EFFECT OF TERMINATION......................................     27
                       Section 8.3   FEES, EXPENSES AND OTHER PAYMENTS..........................     27

ARTICLE IX
    MISCELLANEOUS...............................................................................     28
                       Section 9.1   AMENDMENT AND MODIFICATION.................................     28
                       Section 9.2   NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES..............     28
                       Section 9.3   NOTICES....................................................     28
                       Section 9.4   INTERPRETATION.............................................     29
                       Section 9.5   COUNTERPARTS...............................................     29
                       Section 9.6   ENTIRE AGREEMENT; THIRD PARTY BENEFICIARIES................     30
                       Section 9.7   SEVERABILITY...............................................     30

                                     III-ii

                                                                                                      PAGE
                                                                                                      ----
                       Section 9.8   GOVERNING LAW..............................................     30
                       Section 9.9   SPECIFIC PERFORMANCE.......................................     30
                       Section 9.10  ASSIGNMENT.................................................     30
                       Section 9.11  HEADINGS...................................................     30
                       Section 9.12  WAIVERS....................................................     30

Annexes
-------
Annex A--Conditions to the Offer

Annex B--Form of Amended and Restated Certificate of
  Incorporation

Annex C--Form of Amended and Restated Bylaws

Annex D--Warrant Agreement Term Sheet

                                    III-iii

                            INDEX OF PRINCIPAL TERMS

TERM                                                            PAGE
----                                                          --------
Acquisition Company.........................................      1
Acquisition Company Directors...............................      4
Acquisition Company Disclosure Schedule.....................     16
Acquisition Company Material Adverse Effect.................     17
Acquisition Proposal........................................     22
affiliate(s)................................................     29
Agreement...................................................     32
Amended Charter.............................................      5
Bank........................................................     15
Bank Commitment Letter......................................     15
blue sky....................................................     11
Cash Account................................................      9
Certificate of Merger.......................................      5
Certificates................................................      8
Change in Control...........................................     22
Claim.......................................................     20
Closing.....................................................      5
Closing Date................................................      5
Code........................................................     14
Company.....................................................      1
Company Common Stock........................................      1
Company Disclosure Schedule.................................     10
Company Material Adverse Effect.............................     10
Company Option Plans........................................      9
Company Options.............................................      9
Company Preferred Stock.....................................     10
Company SEC Reports.........................................     12
Company Voting Securities...................................     28
Confidentiality Agreement...................................      4
Continuing Stockholders.....................................      7
Deferral Plan...............................................      9
Definitive Financing Agreements.............................     24
DGCL........................................................      1
Dissenting Shares...........................................      9
Effective Time..............................................      5
employee benefit plan.......................................     21
Environmental Laws..........................................     14
ERISA.......................................................     14
ERISA Affiliate.............................................     13
Excess Shares...............................................     25
Exchange Act................................................     11
Exchange Agent..............................................      7
Executive Agreements........................................     19
Expenses....................................................     27
Financial Statements........................................     12
Financing...................................................     15
Foundation..................................................      2

                                     III-iv

TERM                                                            PAGE
----                                                          --------
Foundation Agreement........................................     18
GAAP........................................................     12
Governmental Authority......................................     11
Hazardous Materials.........................................     15
herein......................................................     29
hereof......................................................     29
herewith....................................................     29
HSR Act.....................................................     11
include.....................................................     29
includes....................................................     29
including...................................................     29
Indemnified Party...........................................     20
Independent Directors.......................................      4
Letter of Transmittal.......................................      8
Liens.......................................................     10
Material Contracts..........................................     16
materiality.................................................     26
Merger......................................................      1
Merger Consideration........................................      6
Merger Subsidiary...........................................      1
Minimum Condition...........................................      2
multiemployer pension plan..................................     14
New Third Party Acquirer....................................     28
Offer.......................................................      1
Offer Documents.............................................      3
Offer Price.................................................      1
Offer to Purchase...........................................      2
Other Contracts.............................................     16
Participant.................................................      9
Permits.....................................................     12
Person......................................................      8
Plans.......................................................     13
Proxy Statement.............................................      6
Remaining Shares............................................      7
Retained Options............................................      9
Retained Share..............................................      7
Rights......................................................      1
Rights Agreement............................................      1
Schedule 13E-3..............................................      3
Schedule 13E-4..............................................      3
Schedule 14D-1..............................................      3
Schedule 14D-9..............................................      3
SEC.........................................................      3
Securities Act..............................................     11
Series A Preferred..........................................      7
Series A Preferred/Warrant Consideration....................      7
Shares......................................................      1
Significant Contracts.......................................     16
Software....................................................     16
Special Committee...........................................      1

                                     III-v

TERM                                                            PAGE
----                                                          --------
Stock Account...............................................      9
Stockholders' Agreement.....................................      6
Stockholders' Approval......................................     15
Stockholders' Meeting.......................................      6
Subsidiary..................................................     10
Surviving Corporation.......................................      5
Surviving Corporation Common Stock..........................      7
tail........................................................     21
Tax Return..................................................     13
Taxes.......................................................     13
Termination Fee.............................................     27
Third Party Acquirer........................................     27
Unit Purchase...............................................      2
Unit Purchase Agreement.....................................      2
Vestar......................................................      1
Warrant Agreement...........................................      7
Warrants....................................................      7
without limitation..........................................     29

                                     III-vi

                          AGREEMENT AND PLAN OF MERGER

    AGREEMENT AND PLAN OF MERGER, dated as of December 8, 1999, by and among Gleason Corporation, a Delaware corporation (the "Company"), Torque Acquisition Co., L.L.C. ("Acquisition Company"), a Delaware limited liability company and a wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Vestar"), and Torque Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Acquisition Company ("Merger Subsidiary").

    WHEREAS, upon the terms and subject to the conditions of this Agreement, Merger Subsidiary shall merge with and into the Company (the "Merger") in accordance with the General Corporation Law of the State of Delaware (the "DGCL");

    WHEREAS, the Board of Directors of the Company, based on the unanimous recommendation of the Special Committee of the Board of Directors of the Company (the "Special Committee"), has determined that the Merger is advisable, fair to and in the best interests of the Company and its stockholders (other than Acquisition Company, Merger Subsidiary and their respective affiliates, and certain stockholders (defined herein as the Continuing Stockholders), Mr. James
S. Gleason and the Foundation (as defined herein)) upon the terms and subject to the conditions set forth herein, has approved the Merger, the Offer, this Agreement and the other transactions contemplated hereby and has recommended approval of the Merger and this Agreement by the stockholders of the Company;

    WHEREAS, the Boards of Managers or Directors, as the case may be, of Acquisition Company and Merger Subsidiary have each approved the Merger in accordance with the DGCL, upon the terms and subject to the conditions set forth herein;

    WHEREAS, in accordance with the terms hereof, the Company and Acquisition Company shall jointly commence a tender offer (the "Offer") to purchase for cash all of the issued and outstanding shares of common stock, par value $1.00 per share, of the Company, together with the rights (the "Rights") attached thereto issued pursuant to the Rights Agreement, dated as of May 4, 1999 (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (collectively, the "Shares" or the "Company Common Stock"), at a price of $23.00 per Share, net to the seller in cash (such price, or such higher price per Share as may be paid in the Offer, being referred to herein as the "Offer Price"), upon the terms and subject to the conditions of this Agreement and the Offer;

    WHEREAS, the Offer shall be a joint third party tender offer by Acquisition Company and a self-tender offer by the Company to purchase at the Offer Price all Shares tendered pursuant to the Offer, with Acquisition Company agreeing to pay for and purchase the first 2,318,126 Shares tendered pursuant to the Offer and the Company agreeing to pay for and purchase all Shares tendered in excess of such 2,318,126 Shares paid for and purchased by Acquisition Company;

    WHEREAS, the Board of Directors of the Company (acting with the recommendation of the Special Committee) and the Board of Managers of Acquisition Company have approved the making of the Offer, and the Board of Directors of the Company (acting with the recommendation of the Special Committee) has determined to recommend that stockholders of the Company tender their Shares pursuant to the Offer; and

    WHEREAS, the parties hereto intend that the Merger be treated as a recapitalization for financial accounting purposes.

    NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                     III-1

                                   ARTICLE I
                                   THE OFFER

    Section 1.1 THE OFFER. (a) On the fifth business day following the public announcement of the execution hereof, the Company and Acquisition Company shall jointly commence the Offer to purchase all of the issued and outstanding Shares at the Offer Price per Share. The Company and Acquisition Company shall, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment and pay for Shares validly tendered as soon as they are legally permitted to do so under applicable law, with Acquisition Company agreeing to pay for and purchase the first 2,318,126 Shares tendered pursuant to the Offer and the Company agreeing to pay for and purchase all Shares tendered in excess of such 2,318,126 Shares paid for and purchased by Acquisition Company. The obligations of the Company and Acquisition Company to accept for payment and to pay for Shares validly tendered on or prior to the expiration of the Offer and not withdrawn shall be subject only to (i) there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would result in Acquisition Company, the Continuing Stockholders, Mr. James Gleason, and the Gleason Foundation (the "Foundation") owning in the aggregate at least two-thirds of the Shares outstanding on a fully diluted basis after giving effect to the repurchase of Shares by the Company in the Offer and assuming the cancellation of such Shares (the "Minimum Condition") and (ii) the other conditions set forth in Annex A hereto. For purposes of the Offer, "on a fully diluted basis" means, as of any date, the number of Shares that are actually issued and outstanding plus the number of Shares that the Company is required to issue pursuant to currently exercisable obligations outstanding as of the applicable date under convertible securities, stock options and otherwise. The Offer shall be made by means of an offer to purchase (the "Offer to Purchase") containing the terms set forth in this Agreement, the Minimum Condition and the other conditions set forth in Annex A hereto. Other than as set forth in the second paragraph in Annex A hereto, Acquisition Company, after consulting with the Company (acting through the Special Committee), shall make all determinations with respect to the terms and conditions (including, without limitation, with respect to the satisfaction or waiver of conditions) of the Offer, PROVIDED, THAT Acquisition Company shall not (i) decrease the Offer Price or change the form of consideration payable pursuant to the Offer (other than by adding consideration), (ii) decrease the number of Shares sought, (iii) waive the Minimum Condition or the condition set forth in subparagraph (f) of Annex A attached hereto, (iv) impose any additional conditions or amend any other term or condition of the Offer (other than by increasing the Offer Price) or
(v) extend the expiration date of the Offer beyond March 15, 2000, in each case without the prior written consent of the Company (acting through the Special Committee). Notwithstanding the foregoing, Acquisition Company may, in its sole discretion (and, at the direction of Acquisition Company, the Company shall), extend the Offer from time to time until March 15, 2000 if, and to the extent that, at the initial expiration date of the Offer, or any extension thereof, all conditions to the Offer have not been satisfied or waived. The initial expiration date of the Offer shall be January 27, 2000. In addition, Acquisition Company may, in its sole discretion (and, at the direction of Acquisition Company and provided that the representations set forth in Section 5.6 shall remain true and correct, the Company shall), increase the Offer Price and extend the Offer to the extent required by law in connection with such increase. Subject to the terms and conditions of the Offer, Acquisition Company shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Offer. Notwithstanding the foregoing, the Company shall not be required to consummate the Offer or pay the Offer Price for any Shares tendered unless the purchase of securities of Acquisition Company by Vestar for a minimum purchase price of $53,316,898, as contemplated by Section 1 of the Unit Purchase Agreement, dated as of November 29, 1999 (the "Unit Purchase Agreement"), by and between Vestar and Acquisition Company (the "Unit Purchase"), shall have occurred and the Company shall be reasonably satisfied that the proceeds from the Unit Purchase shall be deposited with the depositary for the Offer promptly following the expiration of the Offer. Acquisition Company shall not amend, modify or terminate the Unit Purchase Agreement in a manner adverse to the Company without the prior written consent of the Company (acting

                                     III-2
through the Board of Directors of the Company acting with the recommendation of the Special Committee).

    (b) As soon as practicable on the date the Offer is commenced, with respect to the Offer (i) the Company, Acquisition Company and Merger Subsidiary, together with such other persons as shall be required to be included as parties to such filing, shall file with the Securities and Exchange Commission (the "SEC") a Rule 13E-3 Transaction Statement on Schedule 13E-3 (together with any amendments and supplements thereto and including the exhibits thereto, the "Schedule 13E-3"), (ii) the Company shall file with the SEC an Issuer Tender Offer Statement on Schedule 13E-4 (together with any amendments and supplements thereto and including the exhibits thereto, the "Schedule 13E-4"), and
(iii) Acquisition Company and Merger Subsidiary shall file with the SEC a Tender Offer Statement on Schedule 14D-1 (together with any amendments and supplements thereto and including the exhibits thereto, the "Schedule 14D-1"). The Schedule 13E-3, Schedule 13E-4 and Schedule 14D-1 shall each contain or incorporate by reference the Offer to Purchase and a form of letter of transmittal and any other documents related to the Offer (the Schedule 13E-3, Schedule 13E-4,
Schedule 14D-1, the Offer to Purchase, the letter of transmittal and such other documents, together with any amendments and supplements thereto, shall be collectively referred to herein as the "Offer Documents"). The Offer Documents shall comply in all material respects with the provisions of applicable federal securities laws. Each of the parties hereto shall take all steps necessary to cause the Offer Documents to be filed with the SEC and to be disseminated to the stockholders of the Company, in each case as and to the extent required by applicable federal securities laws. Each of the Company, on the one hand, and Acquisition Company and Merger Subsidiary, on the other hand, shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall become false or misleading in any material respect, and shall take all steps necessary to cause the Offer Documents, as so corrected, to be filed with the SEC and to be disseminated to the stockholders of the Company, in each case as and to the extent required by applicable federal securities laws. Each of the Company and its counsel, on the one hand, and Acquisition Company and Merger Subsidiary and their counsel, on the other hand, shall be given a reasonable opportunity to review the Offer Documents before they are filed with the SEC. In addition, each of the Company, on the one hand, and Acquisition Company and Merger Subsidiary, on the other hand, shall provide the other party and its counsel in writing with any comments or other communications that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments or other communications.

    Section 1.2 COMPANY ACTIONS. (a) The Company hereby approves of, consents to and agrees to undertake the Offer and represents that its Board of Directors, based on the unanimous recommendation of the Special Committee, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company's stockholders (other than Acquisition Company, Merger Subsidiary and their respective affiliates, and the Continuing Stockholders, Mr. James Gleason and the Foundation), (ii) approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares thereunder and approve the Merger and this Agreement; PROVIDED, THAT such recommendation may be withdrawn, modified or amended as provided in Section 6.6 hereof, (iv) approved this Agreement and the Stockholder Documents and the transactions contemplated hereby and thereby for purposes of Section 203 of the DGCL, and (v) resolved to amend the Rights Agreement as contemplated by Section 4.21 hereof.

    (b) As soon as practicable on the date the Offer is commenced, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments and supplements thereto and including the exhibits thereto, the "Schedule 14D-9") which shall, subject to the fiduciary duties of the Company's directors under applicable law and to the provisions of this Agreement, contain the recommendation referred to in Section
1.2(a)(iii) hereof. The Schedule 14D-9 shall comply in

                                     III-3
all material respects with the provisions of applicable federal securities laws. The Company shall take all steps necessary to cause the Schedule 14D-9 to be filed with the SEC and to be disseminated to the stockholders of the Company, in each case as and to the extent required by applicable federal securities laws. Each of the Company, on the one hand, and Acquisition Company and Merger Subsidiary, on the other hand, shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the stockholders of the Company, in each case as and to the extent required by applicable federal securities laws. Acquisition Company and Merger Subsidiary and their counsel shall be given a reasonable opportunity to review the Schedule 14D-9 before it is filed with the SEC. In addition, the Company shall provide Acquisition Company and Merger Subsidiary and their counsel in writing with any comments or other communications that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments or other communications.

    (c) In connection with the Offer, if requested by Acquisition Company in writing, the Company shall promptly furnish or cause to be furnished to Acquisition Company mailing labels, security position listings and any available listing or computer file containing the names and addresses of the record holders of the Shares as of a recent date, and shall furnish Acquisition Company with such additional information (including updated lists of holders of Shares and their addresses, mailing labels and lists of security positions) and such other assistance as Acquisition Company or its agents may reasonably request in writing in communicating the Offer to the record and beneficial stockholders of the Company. Except for such steps as are necessary to disseminate the Offer Documents, Acquisition Company agrees that the information contained in any of such labels and lists and the additional information referred to in the preceding sentence shall be subject to the terms of the Confidentiality Agreement, dated as of June 18, 1999, between the Company and Vestar (the "Confidentiality Agreement"), shall use such information only in connection with the Offer and, if this Agreement is terminated, shall deliver or cause to be delivered to the Company all copies or extracts of such information then in its possession or control and shall use its best efforts to cause its affiliates, agents or representatives to so deliver such information in their possession or control.

    Section 1.3 DIRECTORS. (a) Promptly upon the purchase of and payment for Shares by Acquisition Company pursuant to the Offer, Acquisition Company shall be entitled to designate two additional directors (the "Acquisition Company Directors") on the Board of Directors of the Company. Notwithstanding the foregoing, until the Effective Time (as defined in Section 2.3 hereof), the Company shall use its commercially reasonable efforts to ensure that all of the members of the Special Committee on the date hereof shall continue as members of the Board of Directors (the "Independent Directors") until the Effective Time. In the event there is only one Independent Director, such Independent Director shall have the right to designate a person to become an Independent Director. In the event no Independent Director remains, the other directors who were directors prior to the date hereof shall designate two persons to fill such vacancies who shall not be employees or affiliates of the Company or any of its Subsidiaries or employees, stockholders, members or affiliates of Vestar, Acquisition Company, Merger Subsidiary or the Foundation, and such persons shall be deemed to be Independent Directors hereunder. The Company shall use its commercially reasonable efforts promptly to secure the resignations of three incumbent directors in order to enable Acquisition Company's designees to be so elected to the Company's Board of Directors and shall cause Acquisition Company's designees to be so elected.

    (b) Except as otherwise expressly contemplated hereby, following the election or appointment of the Acquisition Company Directors pursuant to this
Section 1.3 and prior to the Effective Time, any amendment of this Agreement, any termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Acquisition Company or Merger Subsidiary, any consent of the Company contemplated hereby, any waiver of any of the

                                     III-4

Company's rights hereunder, any amendment to the Company's certificate of incorporation, by-laws or the Rights Agreement or any action proposed to be taken by the Company that would be reasonably likely to materially adversely affect the interests of the stockholders of the Company (other than the Continuing Stockholders, Acquisition Company, Mr. James Gleason and the Foundation) with respect to the transactions contemplated hereby, will require the concurrence of a majority of the Independent Directors.

                                   ARTICLE II
                                   THE MERGER

    Section 2.1 THE MERGER. At the Effective Time, Merger Subsidiary shall be merged with and into the Company in accordance with the DGCL, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the "Surviving Corporation").

    Section 2.2 CLOSING. The closing of the Merger (the "Closing") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, at 4 Times Square, New York, New York, at 10:00 a.m., local time, on a date to be specified by the parties hereto, which shall be no later than the second business day after satisfaction or waiver of all of the conditions set forth in Article VII hereof (the "Closing Date"), unless another date or place is agreed to in writing by the parties thereto.

    Section 2.3 EFFECTIVE TIME. As soon as practicable on or after the Closing Date, the parties hereto shall file a certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") with the Secretary of State of the State of Delaware and shall make all other filings or recordings required by the DGCL with respect to the Merger. The Merger shall become effective on the date specified in the Certificate of Merger (the "Effective Time").

    Section 2.4 EFFECTS OF THE MERGER. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the properties, rights, privileges, powers and franchises of the Company and Merger Subsidiary shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Subsidiary shall become the debts, liabilities and duties of the Surviving Corporation, and may be enforced against it to the same extent as if said debts and liabilities had been incurred or contracted by it.

    Section 2.5 CERTIFICATE OF INCORPORATION AND BY-LAWS. At the Effective Time, (i) the certificate of incorporation of the Company shall be amended and restated in its entirety to read as set forth on Annex B hereto (the "Amended Charter") (which certificate of incorporation shall include the provisions required by Section 6.3(b)), and such amended and restated certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law, and (ii) the by-laws of the Company shall be amended and restated in its entirety to read as set forth on Annex C hereof, and such amended and restated by-laws shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

    Section 2.6 DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION. From and after the Effective Time, the board of directors of the Surviving Corporation shall be: Mr. James Gleason, David J. Burns, John J. Perrotti, Arthur J. Nagle and Sander M. Levy, and the officers of the Surviving Corporation shall be the officers of the Company immediately prior to the Effective Time, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's certificate of incorporation and by-laws.

                                     III-5

    Section 2.7  STOCKHOLDERS' MEETING.

    (a) As soon as practicable following the consummation of the Offer, the Company, acting through its Board of Directors, shall, in accordance with applicable law:

        (i) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Stockholders' Meeting") as soon as practicable for the purpose of considering and taking action upon this Agreement and approving the Merger;

        (ii) prepare and file with the SEC a preliminary proxy or information statement (including any required amendments to the Schedule 13E-3) relating to the Merger and this Agreement and use its reasonable best efforts to obtain and furnish the information required by the SEC to be included in the Proxy Statement (as defined herein) and, after consultation with Acquisition Company, to respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Proxy Statement") to be mailed to its stockholders; and

        (iii) subject to its fiduciary obligations under applicable law, include in the Proxy Statement the recommendation of the Company's Board of Directors that stockholders of the Company vote in favor of the adoption of this Agreement.

    (b) Acquisition Company shall provide or cause to be provided to the Company the information concerning Vestar, Acquisition Company, Merger Subsidiary and the Financing (as defined herein) required to be included in the Proxy Statement and shall vote, or cause to be voted, all of the Shares owned by it, Merger Subsidiary or any of its other affiliates in favor of the adoption of this Agreement and approval of the Merger.

                                  ARTICLE III
                   EFFECT OF THE MERGER ON THE CAPITAL STOCK
                      OF THE COMPANY AND MERGER SUBSIDIARY

    Section 3.1 EFFECT ON CAPITAL STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Acquisition Company or Merger Subsidiary, or any holder of any shares of Company Common Stock or capital stock of Acquisition Company or Merger Subsidiary:

    (a) CANCELLATION OF COMMON STOCK OF MERGER SUBSIDIARY. Each issued and outstanding share of common stock, par value $.01 per share, of Merger Subsidiary shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

    (b) CANCELLATION OF TREASURY STOCK. Each share of Company Common Stock that is owned by the Company as treasury stock shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

    (c) TREATMENT OF COMPANY COMMON STOCK. Each issued and outstanding share of Company Common Stock (other than Shares to be cancelled in accordance with Section 3.1(b) hereof and any Dissenting Shares (as defined in Section 3.3 hereof)) shall be treated as follows:

        (i) except as otherwise provided in clauses (ii), (iii) and (iv) of this
    Section 3.1(c), each share of Company Common Stock outstanding at the Effective Time shall be converted into the right to receive the Offer Price, without interest thereon (the "Merger Consideration"), upon surrender of the certificate formerly representing such share of Company Common Stock in accordance with Section 3.2 hereof;

        (ii) the shares of Company Common Stock held by the stockholders of the Company who have entered into a Stockholders' Agreement (the "Stockholders' Agreement") with the Company as of the Effective Time (other than Acquisition Company, the Foundation and Mr. James Gleason) (the

                                     III-6

    "Continuing Stockholders"), and 138,455 shares of Company Common Stock held by Mr. James Gleason, each shall be converted into the right to retain one fully paid and nonassessable share (a "Retained Share") of common stock, par value $1.00 per share, of the Surviving Corporation (the "Surviving Corporation Common Stock");

        (iii) the shares of Company Common Stock purchased in the Offer and held by Acquisition Company shall be treated as follows:

           (A) 484,334 shares each shall be converted into the right to receive one Retained Share; and

           (B) subject to Section 6.11 hereof, 1,833,792 shares each shall be converted into the right to receive the following consideration (collectively, the "Series A Preferred/Warrant Consideration"):

               (x) one share of the Surviving Corporation's 13.17% Series A Cumulative Redeemable Preferred Stock (the "Series A Preferred"), such Series A Preferred having the terms set forth in the Amended Charter, and

               (y) one warrant to acquire shares of Surviving Corporation Common Stock (collectively the "Warrants"), such Warrants having the terms set forth in a warrant agreement (the "Warrant Agreement") term sheet attached hereto as Annex D, which Warrant Agreement shall be executed by the Company as of the Effective Time; and

        (iv) the shares of Company Common Stock held by the Foundation shall be treated as follows:

           (A) 202,000 shares each shall be converted into the right to receive one Retained Share;

           (B) 60,000 shares each shall be converted into the right to receive the Series A Preferred/ Warrant Consideration; and

           (C) 935,346 shares (the "Remaining Shares") each shall be, at the Foundation's election, which election shall be made in accordance with the procedures and time periods as set forth in the Foundation Agreement (as defined in Section 5.8 hereof), treated in one of the following ways:
       (1) each Remaining Share shall be converted into the right to receive the Merger Consideration, or (2) as shall be specified by the Foundation, up to 485,000 of the Remaining Shares each shall be converted into the right to receive the Series A Preferred/Warrant Consideration and the rest of the Remaining Shares each shall be converted into the right to receive the Merger Consideration. In the event that the Foundation does not make its election in accordance with the Foundation Agreement, the Foundation shall be deemed to have elected to receive the Merger Consideration with respect to each of its Remaining Shares.

    (d) CANCELLATION AND RETIREMENT OF CERTAIN COMPANY COMMON STOCK. Each share of Company Common Stock to be converted into the right to receive either the Merger Consideration, the Retained Shares or the Series A Preferred/Warrant Consideration pursuant to Section 3.1(c) hereof, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, the Retained Shares or the Series A Preferred/Warrant Consideration, as the case may be, therefor upon the surrender of such certificate in accordance with Section 3.2 hereof.

    Section 3.2  PAYMENT FOR SHARES.

    (a) EXCHANGE AGENT. The Company shall designate a bank or trust company reasonably acceptable to Acquisition Company to act as agent for the holders of shares of Company Common Stock in connection with the Merger (the "Exchange Agent") to receive the Merger Consideration to which such holders shall become entitled pursuant to Section 3.1(c) hereof. At the Effective Time, the Company shall take all steps necessary to deposit or cause to be deposited with the Exchange Agent the Merger

                                     III-7

Consideration for timely payment hereunder. The Merger Consideration so deposited with the Exchange Agent shall be invested by the Exchange Agent as directed by the Surviving Corporation, provided that such investment shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $500 million.

    (b) EXCHANGE PROCEDURES. As soon as reasonably practicable (and in any event not later than five (5) business days) after the Effective Time, the Company and Acquisition Company shall, or shall cause, the Exchange Agent, to mail to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Company Common Stock, other than holders of Shares which shall become entitled to receive Retained Shares or the Series A Preferred/ Warrant Consideration pursuant to Section 3.1(c) hereof (the "Certificates") (i) a letter of transmittal (the "Letter of Transmittal") (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such Letter of Transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled. No interest shall be paid or shall accrue for the benefit of holders of Certificates on the Merger Consideration upon the surrender of the Certificates. If payment of the Merger Consideration is to be made to a Person (as defined herein) other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable. For purposes of this Agreement, "Person" shall mean any natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, association or entity of any kind. Until surrendered as contemplated by this Section 3.2(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, without interest thereon.

    (c) TERMINATION OF FUND; NO LIABILITY. At any time following one year after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Exchange Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    (d) TRANSFER BOOKS; NO FURTHER OWNERSHIP RIGHTS BY HOLDERS OF CERTIFICATES IN COMPANY COMMON STOCK. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock represented by Certificates on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided herein or by applicable law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article III.

                                     III-8

    (e) LOST, STOLEN OR DESTROYED CERTIFICATES. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration due to such Person pursuant to this Agreement.

    Section 3.3 DISSENTING SHARES. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger and who has delivered a written demand for appraisal of such Shares in accordance with Section 262 of the DGCL (the "Dissenting Shares") shall not be converted into the right to receive the Merger Consideration as provided in Section 3.1 hereof, unless and until such holder fails to perfect or effectively withdraws or otherwise loses such holder's right to appraisal and payment under the DGCL. Such holder shall be entitled to receive payment of the appraised value of such Shares in accordance with the provisions of the DGCL, provided that such holder complies with the provisions of Section 262 of the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or otherwise loses such holder's right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration, without interest thereon. The Company shall give Acquisition Company prompt notice of any demands received by the Company for appraisal of Shares, and, prior to the Effective Time, Acquisition Company shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Acquisition Company, make any payment with respect to, or settle or offer to settle, any such demands.

    Section 3.4 COMPANY OPTIONS. (a) The Company shall take all actions necessary and appropriate to provide that, except as set forth in Section 3.4(b) hereof, upon the Effective Time, each outstanding option and related rights to purchase shares of Company Common Stock or other similar interest (collectively, the "Company Options") granted under any of the Company's stock option plans or under any other plan or arrangement (the "Company Option Plans"), whether or not then exercisable or vested, shall be cancelled and, in exchange therefor, each holder of such Company Option shall receive an amount in cash in respect thereof, if any, equal to the product of (i) the excess, if any, of the Merger Consideration over the per Share exercise price thereof and (ii) the number of shares of Company Common Stock subject thereto (such payment to be net of applicable withholding taxes).

    (b) Notwithstanding the foregoing, at the Effective Time, each outstanding Company Option, whether or not then exercisable or vested, held by the persons listed on Schedule 3.4(b) hereto (collectively, the "Retained Options") shall, as of the Effective Time, continue to represent an option to acquire the same number of shares of Surviving Corporation Common Stock at the same exercise price per share. Except as otherwise provided by the Board of Directors with respect to the extension of the term thereof, after the Effective Time, each such Retained Option shall continue to be exercisable upon the same terms and conditions as were applicable immediately prior to the Effective Time.

    Section 3.5 DIRECTOR FEE DEFERRAL PLAN. The Company shall take all actions necessary and appropriate to provide that upon the Effective Time, all shares of Company Common Stock credited to the "Stock Account" of each "Participant" under the Gleason Corporation Plan for Deferral of Directors' Fees (the "Deferral Plan") shall be cancelled, and a cash amount equal to the product of (i) the Merger Consideration and (ii) the number of shares of Company Common Stock so cancelled shall be credited to each such Participant's "Cash Account" under the Deferral Plan. No further shares of Company Common Stock shall be credited to a Participant's Stock Account following the date hereof, and any outstanding elections of Participants to be credited with shares of Company Common Stock shall be converted into elections to have cash credited to such Participant's Cash Account.

                                     III-9

                                   ARTICLE IV
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    Except as otherwise disclosed in the Company SEC Reports (as defined in Section 4.7 hereof) or as set forth in the schedule delivered by the Company to Acquisition Company and Merger Subsidiary upon execution of this Agreement (the "Company Disclosure Schedule") and making reference to the particular section of this Agreement to which exception is being taken, the Company represents and warrants to Acquisition Company and Merger Subsidiary as follows:

    Section 4.1 ORGANIZATION, STANDING AND QUALIFICATION. Each of the Company and its Subsidiaries (as defined herein) (i) is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization; (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such power and authority would not reasonably be expected to have a Company Material Adverse Effect (as defined herein); (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed and in good standing would not reasonably be expected to have a Company Material Adverse Effect; and (iv) has obtained all governmental licenses, permits, franchises and authorizations necessary to carry on its business as now being conducted, except where the failure to have obtained such licenses, permits, franchises or authorizations would not reasonably be expected to have a Company Material Adverse Effect. The Company has heretofore made available to Acquisition Company complete and correct copies of its certificate of incorporation and by-laws as currently in effect. For purposes of this Agreement, (x) "Company Material Adverse Effect" shall mean any event, change, occurrence, effect, fact or circumstance (which shall in no event include events, changes, occurrences, effects, facts or circumstances resulting from general economic conditions or conditions affecting companies in the Company's industry generally) having, or which would reasonably be expected to have, a material adverse effect on (1) the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby or (2) the condition (financial or otherwise), assets, liabilities (actual or contingent), properties, results of operations, cash flows or business of the Company and its Subsidiaries, taken as a whole, and (y) a "Subsidiary" of any Person shall mean another Person of which the first Person owns, directly or indirectly, an amount of the voting securities, other voting ownership or voting partnership interests which is sufficient to elect at least a majority of such other Person's board of directors or other governing body.

    Section 4.2 SUBSIDIARIES. Section 4.2 of the Company Disclosure Schedule sets forth the name, jurisdiction of incorporation and percentages of outstanding capital stock owned, directly or indirectly, by the Company, with respect to each corporation of which the Company owns, directly or indirectly, a majority of the outstanding capital stock. All of the outstanding shares of capital stock of each of the Company's Subsidiaries have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by the Company, free and clear of any liens, pledges, security interests, claims or other encumbrances (collectively, "Liens").

    Section 4.3 CAPITALIZATION. As of the date hereof, the authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock and 500,000 shares of preferred stock, par value $1.00 per share (the "Company Preferred Stock"). As of November 30, 1999, (i) 9,589,195 shares (including restricted stock) of Company Common Stock were issued and outstanding,
(ii) 2,004,945 shares of Company Common Stock were held by the Company in its treasury, (iii) no shares of Company Preferred Stock were issued and outstanding, and (iv) 879,552 shares of Company Common Stock were reserved for issuance pursuant to the Company Option Plans, of which 755,582 such Shares are subject to outstanding Company Options. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section 4.3 and except for changes since November 30, 1999 resulting from the exercise of Company Options

                                     III-10
outstanding on such date, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) options, restricted stock, other stock-based compensation awards or other rights to acquire from the Company, or, except as provided for in the Deferral Plan, other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (iv) stock appreciation rights.

    Section 4.4 AUTHORIZATION. The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Stockholders' Approval (as defined in Section 4.18 hereof), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, have been duly authorized by its Board of Directors and, except for those actions contemplated by Section 1.2(a) hereof and obtaining the Stockholders' Approval, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, subject to obtaining the Stockholders' Approval and assuming the due and valid authorization, execution and delivery hereof by each of Acquisition Company and Merger Subsidiary, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization or other similar laws now or hereafter in effect affecting the rights of creditors generally, and
(ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

    Section 4.5 NON-CONTRAVENTION. Except for (A) filings, if required, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any applicable foreign antitrust law, regulation or rule,
(B) filings required in connection with or in compliance with the provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the DGCL, (C) applicable requirements under corporation or "blue sky" laws of various states,
(D) filings with the New York Stock Exchange, Inc. and (E) matters specifically described in this Agreement, neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby shall (i) violate any provision of the certificate of incorporation or by-laws of the Company or any of its Subsidiaries, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Lien upon any property or asset of the Company or any of its Subsidiaries under, any provision of any Material Contract (as defined in Section 4.23 hereof) to which the Company or any of its Subsidiaries is a party or by which any of them or their properties or assets may be bound,
(iii) violate any law, rule, regulation, judgment, injunction, order or decree applicable to the Company or any of its Subsidiaries or any of their properties or assets, or (iv) require on the part of the Company any filing or registration with, notification to, or authorization, consent or approval of, any court, legislative, executive or regulatory authority or agency (each, a "Governmental Authority"), except in the case of the foregoing clauses (ii), (iii) or
(iv) for such violations, breaches, defaults, terminations, cancellations, accelerations or Liens which, or filings, registrations, notifications, authorizations, consents or approvals the failure of which to obtain, would not reasonably be expected to have a Company Material Adverse Effect.

    Section 4.6 COMPLIANCE WITH APPLICABLE LAW. The Company and its Subsidiaries are in compliance in all respects with all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Authority, except for such non-compliance which would not reasonably be expected to have a Company Material Adverse Effect, and neither the Company nor any of its Subsidiaries has received notification of any asserted present or past failure to so comply. No investigation, review, inquiry or

                                     III-11
proceeding by any Governmental Authority with respect to the Company and its Subsidiaries is, to the knowledge of the Company, pending or threatened, except those, the outcome of which would not reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Authorities which are necessary for the operation of their respective businesses (the "Permits"), except where the failure to hold any such Permits would not reasonably be expected to have a Company Material Adverse Effect. The Company and its Significant Subsidiaries (as defined herein) are in substantial compliance with the material terms of the Permits. For purposes of this Agreement, a "Significant Subsidiary" of the Company shall have the meaning set forth in Rule 1-02(w) of Regulation S-X.

    Section 4.7 SEC REPORTS; FINANCIAL STATEMENTS. The Company has filed all reports required to be filed by it with the SEC pursuant to the Exchange Act and the Securities Act since January 1, 1997 (as such documents have been amended since the date of their filing, collectively, the "Company SEC Reports"). The Company SEC Reports, as of their respective filing dates, or if amended, as of the date of the last such amendment, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Reports (collectively, the "Financial Statements") complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles ("GAAP") (except as may be indicated in the notes thereto) applied on a consistent basis and fairly present in all material respects the consolidated financial position of Company and its Subsidiaries as of the respective dates thereof and the results of their consolidated operations and cash flows for the respective periods or as of the respective dates set forth therein (subject, in the case of the unaudited financial statements, to normal recurring year-end audit adjustments).

    Section 4.8 NO UNDISCLOSED MATERIAL LIABILITIES. Except as disclosed in the Company SEC Reports and liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent financial statements included in the Company SEC Reports, there are no liabilities of the Company or its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, due, to become due, determined, determinable or otherwise, having or which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

    Section 4.9 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as contemplated by this Agreement, since December 31, 1998, the Company and its Subsidiaries have not (i) suffered any change constituting a Company Material Adverse Effect;
(ii) amended its certificate of incorporation or by-laws (other than the Amended Charter, the Rights Agreement and immaterial amendments to the organizational documents of the Company's Subsidiaries); (iii) split, combined or reclassified the Company Common Stock or any capital stock of any of the Company's Subsidiaries; (iv) declared or set aside or paid any dividend or other distribution with respect to the Company Common Stock, other than the Company's regular quarterly dividends; or (v) materially changed the Company's accounting methods, except as required by GAAP or applicable law.

    Section 4.10 LITIGATION. There is no action, suit or proceeding (other than any action, suit or proceeding resulting from or arising out of this Agreement or the transactions contemplated hereby) pending or, to the knowledge of the Company, threatened, involving the Company or any of its Subsidiaries, by or before any court or Governmental Authority that would reasonably be expected to have a Company Material Adverse Effect.

    Section 4.11 INFORMATION IN DISCLOSURE DOCUMENTS. None of the information supplied or to be supplied in writing by the Company, or any of its officers, directors, employees, representatives or agents, specifically for inclusion or incorporation by reference in the Offer Documents, the Schedule 14D-9 or the

                                     III-12

Proxy Statement, including any amendments or supplements thereto, shall, at the respective times the Offer Documents and the Schedule 14D-9 are filed with the SEC or first published, sent or given to the Company's stockholders, or, in the case of the Proxy Statement, at the date the Proxy Statement is first mailed to the Company's stockholders or at the time of the Stockholders' Meeting, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading. Notwithstanding the foregoing, the Company does not make any representation or warranty with respect to the information that has been supplied by Vestar, Acquisition Company or Merger Subsidiary or their officers, directors, employees, representatives or agents for inclusion or incorporation by reference in any of the foregoing documents.

    Section 4.12  TAX MATTERS.  (a) The Company and each of its Subsidiaries has
(i) timely filed all material Tax Returns (taking into account all valid extensions of time to file such Tax Returns), and all such returns are true, correct and complete in all material respects, and (ii) paid or accrued (in accordance with GAAP) all Taxes shown to be due on such Tax Returns other than such Taxes as are being contested in good faith by the Company or any of its Subsidiaries.

    (b) There are no ongoing or, to the knowledge of the Company, threatened in writing, audits or examinations of any Tax Return (as defined herein) of the Company or its Subsidiaries, except where any such audit or examination would not reasonably be expected to have a Company Material Adverse Effect.

    (c) There are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any material Taxes or deficiencies against the Company or any of its Subsidiaries, and no power of attorney granted by either the Company or any of its Subsidiaries with respect to any Taxes is currently in force, other than powers of attorney granted by the Company or any of its Subsidiaries to an advisor or other third party with whom the Company or any of its Subsidiaries has a contractual relationship with respect to immaterial Taxes assessed by or payable to a foreign governmental agency or department.

    (d) Neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes, except for any such agreements between the Company and any of its Subsidiaries.

    (e) There are no material Liens for Taxes upon the assets of the Company or any of its Subsidiaries which are not provided for in the financial statements included in the Company SEC Reports or the Financial Statements, except Liens for Taxes not yet due and payable.

For purposes of this Agreement, "Taxes" shall mean any and all taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, excise, real or personal property, sales, withholding, social security, occupation, use, service, service use, value added, license, net worth, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the United States Internal Revenue Service or any taxing authority (whether domestic or foreign including, without limitation, any state, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments. "Tax Return" shall mean any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes.

    Section 4.13 EMPLOYEE MATTERS; ERISA. (a) Section 4.13 of the Company Disclosure Schedule sets forth a list of each employee benefit plan, arrangement or agreement, including each employment, severance or similar agreement, that is maintained as of the date hereof (the "Plans") by the Company or by any trade or business, whether or not incorporated (an "ERISA Affiliate") which, together with the Company, would be deemed a "single employer" within the meaning of
Section 4001 of the Employee

                                     III-13

Retirement Income Security Act of 1974, as amended ("ERISA"), for the benefit of any current or former employee, officer, director or independent contractor of the Company and, prior to the date hereof, the Company has provided Acquisition Company or its representatives with a copy of each material Plan.

    (b) (i) Each of the Plans has been operated and administered in compliance in all material respects with applicable law, including but not limited to ERISA and the Internal Revenue Code of 1986, as amended (the "Code"), (ii) each of the Plans intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service to such effect and the Company knows of no event that would cause the disqualification of any such Plan, (iii) no Plan is subject to Title IV of ERISA, (iv) other than the Company's retiree medical plan and retiree death benefit plan and the Alliance Tool Corporation health care plan, no Plan provides welfare benefits (whether or not insured) with respect to current or former employees of the Company beyond their retirement or other termination of service, other than coverage mandated by applicable law or benefits the full cost of which is borne by the current or former employee (or such employee's beneficiary), (v) no liability under Title IV of ERISA or Section 412 of the Code has been incurred (directly or indirectly) in connection with any Plan that has not been satisfied in full, (vi) no Plan is a "multiemployer pension plan," as such term is defined in Section 3(37) of ERISA, or a plan described in
Section 4063 of ERISA, (vii) all contributions or other amounts payable by the Company or any ERISA Affiliate as of the Effective Time with respect to any Plan in respect of current or prior plan years which are required to be reflected in the Company's or the ERISA Affiliate's financial statements in accordance with GAAP have been paid or accrued in accordance with GAAP and Section 412 of the Code, (viii) neither the Company nor an ERISA Affiliate has engaged in a transaction in connection with which the Company, its Subsidiaries or any ERISA Affiliate would be subject to either a material civil penalty assessed pursuant to Sections 502(i) or 502(e) of ERISA or a material tax imposed pursuant to
Section 4975 or 4976 of the Code, and (ix) to the knowledge of the Company, there are no pending, threatened or anticipated material claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto.

    (c) Except as provided pursuant to this Agreement and except with respect to the Plans set forth in Schedule 6.5(c) of the Company Disclosure Schedule, neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby shall (i) result in any material payment becoming due to any director or employee of the Company, (ii) materially increase any benefits otherwise payable under any Plan or (iii) result in any acceleration of the time of payment or vesting of any benefits under any Plan to any material extent.

    (d) The funded status as of December 31, 1998 of the retirement plans and the post-retiree medical liabilities of the Company and its Subsidiaries are correct in all material respects based on the assumptions disclosed in the Company's Form 10-K for the fiscal year ended December 31, 1998, and since December 31, 1998, there have been no material changes in or amendments to the Company's foreign defined benefit plans.

    Section 4.14 ENVIRONMENTAL MATTERS. (a) The Company and its Subsidiaries are in material compliance with all Environmental Laws (as defined herein), except for non-compliance which would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement, "Environmental Laws" shall mean all federal, state and local law (including, without limitation, common law), judicial decisions, regulations, rules, judgments, orders and decrees which pertain to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata).

    (b) Except as would not reasonably be expected to have a Company Material Adverse Effect, during the period beginning five years prior to the date hereof, the Company and its Subsidiaries have not received any notice from any Governmental Authority or any written notice by any other Person alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damage, personal injuries, or penalties)

                                     III-14
arising out of, based on or resulting from (i) the presence or release into the environment of any Hazardous Material (as defined herein) at any location, whether or not owned or operated by the Company or any of its Subsidiaries or
(ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law. For purposes of this Agreement, "Hazardous Materials" shall mean chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products.

    (c) Except as would not reasonably be expected to have a Company Material Adverse Effect, there has been no release, emission, discharge, disposal or presence of Hazardous Materials at any facility owned or operated by the Company or its Subsidiaries under circumstances or at levels at which investigation or cleanup would be required under applicable Environmental Laws which has not been remediated and all material liabilities with respect thereto satisfied or discharged.

    Section 4.15 REAL PROPERTY. The Company and its Subsidiaries, as the case may be, have sufficient title, leaseholds or rights to real property to conduct their respective businesses as currently conducted in all material respects.

    Section 4.16 BROKERS OR FINDERS. The Company represents, as to itself, its Subsidiaries and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Bear, Stearns & Co. Inc., financial advisor to the Special Committee, whose fees and expenses shall be paid by the Company in accordance with the Company's agreement with such firm, a true and complete copy of which has heretofore been furnished to Acquisition Company or Merger Subsidiary.

    Section 4.17 OPINION OF FINANCIAL ADVISOR. The Special Committee has received the opinion of Bear, Stearns & Co. Inc., dated the date of this Agreement, to the effect that, as of such date, the Offer Price is fair, from a financial point of view, to the stockholders of the Company (other than Acquisition Company, Merger Subsidiary and their respective affiliates, and the Continuing Stockholders, Mr. James Gleason and the Foundation). A written copy of such opinion has been delivered by the Company to Acquisition Company.

    Section 4.18 VOTE REQUIRED. The affirmative vote of two-thirds of the outstanding shares of Company Common Stock entitled to vote thereon (the "Stockholders' Approval") is the only vote of the holders of the Company's capital stock necessary to adopt this Agreement and the transactions contemplated hereby and to approve the Merger.

    Section 4.19 STATE TAKEOVER STATUTES. The Board of Directors of the Company (acting with the recommendation of the Special Committee) has unanimously approved the terms of this Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement, and such approval constitutes approval of this Agreement and the transactions contemplated hereby by such Board under the provisions of Section 203 of the DGCL and represents all the action necessary to ensure that such Section 203 does not apply to Acquisition Company, Mr. James Gleason, the Continuing Stockholders or the Foundation in connection with the Offer, the Merger and the other transactions contemplated by this Agreement. To the knowledge of the Company, no other state takeover statute is applicable to the Offer, the Merger or the other transactions contemplated hereby.

    Section 4.20 BANK COMMITMENT LETTER. The Company has entered into a letter (the "Bank Commitment Letter") executed by Bankers Trust Company (the "Bank") describing the sources of financing (the "Financing") for the purchase of such portion of the Shares which the Company is agreeing to pay for and purchase pursuant to the Offer and for the payment of the Merger Consideration pursuant to the Merger.

    Section 4.21 RIGHTS AGREEMENT. The Company has taken all actions necessary to render the Rights issued pursuant to the terms of the Rights Agreement inapplicable to the Offer, the Merger, this Agreement and the other transactions contemplated hereby.

                                     III-15

    Section 4.22 YEAR 2000 COMPLIANCE. To the extent materially necessary to operate the business of the Company, all computer hardware, software, databases, systems and other computer equipment (collectively, "Software") used by the Company or the Significant Subsidiaries can be used prior to, during and after the calendar year 2000, and shall operate during each such time period, without error relating to the processing, calculating, comparing, sequencing or other use of date data, except to the extent that a failure to do so would not reasonably be expected to have a Company Material Adverse Effect.

    Section 4.23 MATERIAL CONTRACTS. Section 4.23 of the Company Disclosure Schedule sets forth a list of all written contracts of the Company and its Significant Subsidiaries that are material to the business, financial condition or results of operations of the Company and its Significant Subsidiaries, taken as a whole, entered into in connection with and related to the business and operations of the Company and its Significant Subsidiaries (the "Material Contracts" and, together with the Other Contracts (as defined herein), the "Significant Contracts"), and, prior to the date hereof, the Company has made available to Acquisition Company true copies of each Material Contract. For purposes of this Agreement, the term "Other Contracts" shall mean: (a) all contracts required to be disclosed pursuant to Items 401 or 601 of Regulation S-K of the SEC, (b) all material contracts for the future purchase of materials, supplies, merchandise or equipment, (c) all material contracts for the sale or lease of any of the assets of Company, other than sales of inventory in the ordinary course of business, (d) all mortgages, pledges, conditional sales contracts, security agreements, factoring agreements or other similar agreements with respect to any material assets of Company, (e) all consulting agreements providing for annual payments thereunder in excess of $150,000 and (f) all non-competition or similar agreements which restrict or may hereafter restrict the geographic or operational scope of the Company's business or the ability of the Company to enter into new lines of business. To the knowledge of Company, all of such written Significant Contracts are valid, binding and enforceable in accordance with their terms (assuming the other parties thereto are bound) and are in full force and effect, except where such invalidity or unenforceability would not reasonably be expected to have a Company Material Adverse Effect. No payment default, breach or violation by the Company or its Subsidiaries exists under such material written Significant Contracts, except for defaults, breaches or violations which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and no payment would be accelerated or be due as a result of any change-in-control provisions in any Significant Contracts as a result of the transactions contemplated by this Agreement or would otherwise trigger any 280(g) liability under the Code with respect to any agreement of the Company or its Subsidiaries.

    Section 4.24 INSURANCE. Section 4.24 of the Company Disclosure Schedule sets forth a complete and correct list of all material insurance policies (other than welfare benefit insurance policies) which are owned by the Company or which name the Company as an insured (or loss payee). Except as set forth in Section
4.24 of the Company Disclosure Schedule, all such insurance policies are in full force and effect and the Company has not received written notice of cancellation of any such insurance policies, other than those policies the absence or termination of which would not reasonably be expected to have a Company Material Adverse Effect.

                                   ARTICLE V
                       REPRESENTATIONS AND WARRANTIES OF
                   ACQUISITION COMPANY AND MERGER SUBSIDIARY

    Except as set forth in the schedule delivered by Acquisition Company to the Company prior to the execution of this Agreement (the "Acquisition Company Disclosure Schedule") and making reference to the particular section of this Agreement to which exception is being taken, Acquisition Company and Merger Subsidiary represent and warrant to the Company as follows:

    Section 5.1 ORGANIZATION, STANDING AND QUALIFICATION. Each of Acquisition Company and Merger Subsidiary (i) is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization; (ii) has all requisite corporate power

                                     III-16
and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such power and authority would not reasonably be expected to have an Acquisition Company Material Adverse Effect (as defined herein); (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed and in good standing would not reasonably be expected to have an Acquisition Company Material Adverse Effect; and (iv) has obtained all governmental licenses, permits, franchises and authorizations necessary to carry on its business as now being conducted, except where the failure to have obtained such licenses, permits, franchises or authorizations would not reasonably be expected to have an Acquisition Company Material Adverse Effect. Acquisition Company has heretofore delivered to the Company complete and correct copies of the certificate of formation or certificate of incorporation, as the case may be, and by-laws or similar constituent documents of each of Acquisition Company and Merger Subsidiary as currently in effect. For purposes of this Agreement, "Acquisition Company Material Adverse Effect" shall mean any event, change, occurrence, effect, fact or circumstance having, or which would reasonably be expected to have, a material adverse effect on (1) the ability of Acquisition Company or Merger Subsidiary to perform their respective obligations under this Agreement or to consummate the transactions contemplated hereby or (2) the condition (financial or otherwise), assets, liabilities (actual or contingent), properties, results of operations, cash flows, value or business of Acquisition Company and its Subsidiaries, taken as a whole.

    Section 5.2 AUTHORIZATION. Each of Acquisition Company and Merger Subsidiary has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Acquisition Company and Merger Subsidiary, and the consummation by Acquisition Company and Merger Subsidiary of the transactions contemplated hereby, have been duly authorized by their Board of Managers or Directors, as the case may be, and no other corporate or other action on the part of Acquisition Company or Merger Subsidiary is necessary to authorize the execution and delivery by Acquisition Company and Merger Subsidiary of this Agreement and the consummation by them of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Acquisition Company and Merger Subsidiary, as the case may be, and, assuming the due and valid authorization, execution and delivery hereof by the Company, constitutes a valid and binding obligation of each of Acquisition Company and Merger Subsidiary, as the case may be, enforceable against them in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization or other similar laws now or hereafter in effect affecting the rights of creditors generally, and
(ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

    Section 5.3 NON-CONTRAVENTION. Except for (A) filings, if required, pursuant to the HSR Act and any applicable foreign antitrust law, regulation or rule, (B) filings required in connection with or in compliance with the provisions of the Securities Act, the Exchange Act and the DGCL, (C) applicable requirements under corporation or "blue sky" laws of various states, and (D) matters specifically described in this Agreement, neither the execution, delivery and performance of this Agreement by Acquisition Company and Merger Subsidiary, nor the consummation by Acquisition Company and Merger Subsidiary of the transactions contemplated hereby, shall (i) violate any provision of the certificate of formation or certificate of incorporation, as applicable, or by-laws or similar constituent documents of Acquisition Company or Merger Subsidiary, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration of any obligation, or result in the creation of any Lien upon any property or asset of Acquisition Company or Merger Subsidiary under, any provision of any material note, bond, indenture, mortgage, lease, contract, agreement, instrument, license or other obligation to which Acquisition Company or Merger Subsidiary is a party or by which any of them or their properties or assets may be bound, (iii) violate any law, rule, regulation, judgment, injunction, order or decree applicable to Acquisition Company or Merger Subsidiary or any of their properties or assets, or (iv) require on the part of

                                     III-17

Acquisition Company or Merger Subsidiary any filing or registration with, notification to, or authorization, consent or approval of, any Governmental Authority, except in the cases of (ii), (iii) or (iv) for such violations, breaches or defaults which, or filings, registrations, notifications, authorizations, consents or approvals the failure of which to obtain, would not reasonably be expected to have an Acquisition Company Material Adverse Effect.

    Section 5.4 INFORMATION IN DISCLOSURE DOCUMENTS. None of the information supplied or to be supplied by Vestar, Acquisition Company or Merger Subsidiary, or any of their respective officers, directors, employees, representatives or agents in writing, for inclusion or incorporation by reference in the Offer Documents, the Schedule 14D-9 or the Proxy Statement, including any amendments or supplements thereto, shall, in the case of the Offer Documents and the
Schedule 14D-9, at the respective times the Offer Documents and the Schedule 14D-9 are filed with the SEC or first published, sent or given to the Company's stockholders, or, in the case of the Proxy Statement, at the date the Proxy Statement is first mailed to the Company's stockholders or at the time of the Stockholders' Meeting, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading. Notwithstanding the foregoing, Acquisition Company and Merger Subsidiary do not make any representation or warranty with respect to the information that has been supplied by the Company or its officers, directors, employees, representatives or agents for inclusion or incorporation by reference in any of the foregoing documents.

    Section 5.5 BROKERS OR FINDERS. Acquisition Company represents, as to itself, its Subsidiaries and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Vestar, whose fees and expenses shall be paid by Merger Subsidiary (or the Surviving Corporation) in accordance with Merger Subsidiary's agreement with such firm, a true and complete copy of which has heretofore been furnished to the Company.

    Section 5.6 SUFFICIENT FUNDS. Acquisition Company is a newly formed limited liability company which has conducted no business other than in connection with the transactions contemplated by this Agreement. Acquisition Company has entered into the Bank Commitment Letter pursuant to which the Company shall obtain, subject to the terms and conditions therein, funds which, together with the funds received and to be received by Acquisition Company pursuant to the Unit Purchase Agreement, shall be sufficient to consummate the transactions contemplated hereby and to pay all related fees and expenses. Acquisition Company has delivered true, correct and complete copies of the Bank Commitment Letter and the Unit Purchase Agreement to the Company. Each of the Bank Commitment Letter and the Unit Purchase Agreement is in full force and effect and has not been amended or terminated in any manner adverse to the Company. Acquisition Company has taken all other actions required to cause the Bank Commitment Letter and the Unit Purchase Agreement to be effective, and each of the Bank Commitment Letter and the Unit Purchase Agreement is a valid and binding commitment of Acquisition Company. Acquisition Company is not, as of the date hereof, aware of any fact, occurrence or condition that makes any of the assumptions or statements therein inaccurate in any material respect or that would cause the commitment provided in the Bank Commitment Letter to be terminated or ineffective or any of the conditions contained therein not to be met.

    Section 5.7 MERGER SUBSIDIARY'S OPERATIONS. Merger Subsidiary was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

    Section 5.8 CERTAIN AGREEMENTS WITH ACQUISITION COMPANY. Acquisition Company has delivered to the Company true, correct and complete copies of (i) the letter agreements, each dated as of November 29, 1999, by and among Acquisition Company, the Company and each of Mr. James Gleason and the Continuing Stockholders, and (ii) an agreement by and between Acquisition Company and the Foundation (the "Foundation Agreement").

                                     III-18

                                   ARTICLE VI
                                   COVENANTS

    Section 6.1 INTERIM OPERATIONS OF THE COMPANY. The Company covenants and agrees that, except (i) as contemplated by this Agreement, (ii) as disclosed in
Section 6.1 of the Company Disclosure Schedule or (iii) as consented to in writing by Acquisition Company, after the date hereof and prior to the purchase of Shares pursuant to the Offer:

    (a) the business of the Company and its Subsidiaries shall be conducted only in the ordinary and usual course of business and, to the extent consistent therewith, each of the Company and its Subsidiaries shall use its commercially reasonable efforts to preserve in all material respects its business organization intact and maintain its existing relations with customers, suppliers, employees and business associates;

    (b) the Company shall not, directly or indirectly, (i) amend its certificate of incorporation, by-laws or similar organizational documents, (ii) amend the Rights Agreement or redeem the rights issued thereunder or (iii) split, combine or reclassify the outstanding Company Common Stock or any outstanding capital stock of any of the Subsidiaries of the Company;

    (c) neither the Company nor any of its Subsidiaries shall: (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock (other than regular quarterly dividends not in excess of $.0625 per share of Company Common Stock made in the ordinary course consistent with past practice or dividends from any Subsidiary of the Company to the Company or any other Subsidiary of the Company),
(ii) issue or sell any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its Subsidiaries, other than issuances pursuant to the exercise of Company Stock Options outstanding on the date hereof and issuances pursuant to the Rights Agreement, (iii) acquire, sell, lease or dispose of any assets in excess of $1 million, other than in the ordinary and usual course of business, (iv) incur or modify any material debt, other than in the ordinary and usual course of business or (v) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock;

    (d) neither the Company nor any of its Subsidiaries shall, except as may be required or contemplated by this Agreement or in the ordinary and usual course of business, terminate or amend any of its Plans;

    (e) except (i) for amendments to or terminations of the existing executive agreements with certain executives of the Company (the "Executive Agreements"),
(ii) for new severance agreements with certain executives of the Company who are parties to such Executive Agreements, and (iii) as otherwise contemplated by this Agreement or as required by applicable law, neither the Company nor any of its Subsidiaries shall enter into, adopt or amend any employee benefit plans or amend or enter into any employment or severance agreement or (except for normal increases in the ordinary and usual course of business consistent with past practice (but not in excess of 6%)) increase in any manner the compensation of any employees;

    (f) neither the Company nor any of its Subsidiaries shall (i) except as may be required or contemplated by this Agreement, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other Person (other than Subsidiaries of the Company), except in the ordinary and usual course of business, (ii) make any material loans, advances or capital contributions to, or investments in, any other Person (other than to Subsidiaries of the Company), other than in the ordinary and usual course of business or (iii) make capital expenditures in excess of an aggregate of $5 million;

    (g) neither the Company nor any of its Subsidiaries shall materially change any of the financial accounting methods used by it unless required by GAAP or applicable law;

                                     III-19

    (h) neither the Company nor any of its Subsidiaries shall make any Tax election that would reasonably be expected to have a Company Material Adverse Effect or settle or compromise any material Tax liability;

    (i) the Company shall not settle or compromise any claim (including arbitration) or litigation involving payments by the Company in excess of $250,000 individually, or $1 million in the aggregate, which is not subject to insurance reimbursement without the prior written consent of Acquisition Company, which consent shall not be unreasonably withheld or delayed; and

    (j) neither the Company nor any of its Subsidiaries shall authorize or enter into an agreement to do any of the foregoing.

    Section 6.2 ACCESS TO INFORMATION. Upon reasonable notice, the Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, financing sources and other representatives of Acquisition Company, access, during normal business hours during the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records and during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Acquisition Company
(i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (ii) all other information concerning its business, properties and personnel as Acquisition Company may reasonably request. Unless otherwise required by law, Acquisition Company and its officers, employees, accountants, counsel, financing sources and other representatives shall hold any such information which is nonpublic in confidence in accordance with the provisions of the Confidentiality Agreement.

    Section 6.3  INDEMNIFICATION OF DIRECTORS AND OFFICERS OF THE
COMPANY. (a) From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, an officer, director, employee or agent (the "Indemnified Party") of the Company or any of its Subsidiaries against all losses, claims, damages, liabilities, costs and expenses (including attorney's fees and expenses), judgments, fines, losses, and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation, (whether arising before or after the Effective Time) (each, a "Claim") to the extent that any such Claim is based on, or arises out of, (i) the fact that such person is or was a director, officer, employee or agent of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) this Agreement, or any of the transactions contemplated hereby, in each case to the extent that any such Claim pertains to any matter or fact arising, existing, or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under applicable law or the Company's certificate of incorporation, by-laws or indemnification agreements in effect at the date hereof, including provisions relating to advancement of expenses incurred in the defense of any action or suit. Without limiting the foregoing, in the event any Indemnified Party becomes involved in any capacity in any Claim, then from and after the Effective Time, the Surviving Corporation shall periodically advance to such Indemnified Party its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the provision by such Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto.

    (b) All rights to indemnification and all limitations on liability existing in favor of an Indemnified Party as provided in the Company's certificate of incorporation, by-laws or indemnification agreements as in effect as of the date hereof shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six years from the Effective Time to the extent such rights are consistent with applicable law; provided, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims; provided, further, that any determination required to be made with

                                     III-20
respect to whether an Indemnified Party's conduct complies with the standards set forth under Delaware law, the Company's certificate of incorporation or by-laws or such agreements, as the case may be, shall be made by independent legal counsel selected by the Indemnified Party and reasonably acceptable to the Surviving Corporation; and provided, further, that nothing in this Section 6.3 shall impair any rights or obligations of any present or former directors or officers of the Company.

    (c) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary to effectuate the purposes of this Section 6.3, proper provision shall be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 6.3 and none of the actions described in the foregoing clauses (i) or (ii) shall be taken until such provision is made.

    (d) For a period of six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect, without any lapses in coverage, policies of directors' and officers' liability insurance (or a "tail" policy), for the benefit of those persons who are covered by the Company's directors' and officers' liability insurance policies at the Effective Time, providing coverage with respect to matters occurring prior to the Effective Time that is at least equal to the coverage provided under the Company's current directors' and officers' liability insurance policies, to the extent that such liability insurance can be maintained at an annual cost to the Surviving Corporation of not greater than 200 percent of the premium for the current Company directors' and officers' liability insurance, provided that if such insurance (or "tail" policy) cannot be so maintained at such cost, the Surviving Corporation shall maintain as much of such insurance as can be so maintained at a cost equal to 200 percent of the current annual premiums of the Company for such insurance.

    (e) This Section 6.3 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties, their heirs and personal representatives, and shall be binding on the Surviving Corporation and its successors and assigns.

    Section 6.4 PUBLICITY. The initial press releases with respect to the execution of this Agreement shall be acceptable to Acquisition Company and the Company. Thereafter, so long as this Agreement is in effect, neither the Company, Acquisition Company nor any of their respective affiliates shall issue or cause the publication of any press release with respect to the Merger, the Offer, this Agreement or the other transactions contemplated hereby without the prior consultation of the other party, except as may be required by law or by any listing agreement with a national securities exchange.

    Section 6.5  EMPLOYEE MATTERS.

    (a) Prior to the Effective Time, the Company shall take such steps as may be required to cause the transactions contemplated hereby and any other dispositions of equity securities (including derivative securities) of the Company in connection with this Agreement or the transactions contemplated hereby by each individual who is a director or officer of the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with the interpretive letter, dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

    (b) With respect to any "employee benefit plan" (as such term is defined in Section 3(3) of ERISA) established or maintained by the Surviving Corporation, an employee's service with the Company and any of its Subsidiaries prior to the Effective Time shall be treated as service with the Surviving Corporation for purposes of eligibility, vesting and benefit accruals (but excluding benefit accrual purposes under any defined benefit pension plan which initially becomes effective as of or after the Effective Time); provided, however, that nothing in this Section 6.5(b) shall obligate the Surviving Corporation to (i) make any particular benefit plan or benefit available to any such employee,
(ii) continue any particular benefit plan or benefit or (iii) refrain from terminating or amending any particular benefit plan or benefit.

                                     III-21

    (c) The Surviving Corporation shall honor, in accordance with their terms, and shall make required payments when due under, all Plans maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party (including, but not limited to, employment, incentive and severance agreements and arrangements), that are applicable with respect to any employee, director or stockholders of the Company or any of its Subsidiaries (whether current, former or retired) or their beneficiaries; provided, however, that the foregoing shall not preclude the Surviving Corporation from amending or terminating any such Plan in accordance with its terms. Acquisition Company, Merger Subsidiary and the Company each acknowledge that consummation of the Offer shall constitute a "Change in Control" for purposes of each Plan in which such concept is relevant, as set forth in Section 6.5(c) of the Company Disclosure Schedule, notwithstanding any provision of any such Plan to the contrary.

    (d) With respect to any welfare plans in which employees of the Company and any of its Subsidiaries are eligible to participate after the Effective Time, the Surviving Corporation shall (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and (ii) provide each such employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any plan.

    (e) As of the date hereof, employees of the Company shall no longer be given the opportunity to purchase shares of Company Common Stock pursuant to the Company's employee stock purchase plan, dated on or about April 15, 1996. The Company shall provide its employees with any requisite notices of the termination of such opportunity on a timely basis.

    Section 6.6 NO SOLICITATION. (a) The Company shall not, and shall not authorize or permit any of its Subsidiaries or any of its or its Subsidiaries' officers, directors, employees or agents to, directly or indirectly, solicit, knowingly encourage, participate in or initiate discussions or negotiations with, or provide any non-public information to any Person (other than Acquisition Company, Merger Subsidiary or any of their affiliates or representatives, the Continuing Stockholders, Mr. James Gleason or the Foundation) concerning, other than the transactions contemplated by this Agreement, any proposal or inquiry relating to any merger, consolidation, tender offer, exchange offer, sale of all or substantially all of the Company's assets, sale of shares of capital stock or similar business combination transaction involving the Company or any principal operating or business unit of the Company or its Subsidiaries (an "Acquisition Proposal"). Notwithstanding the foregoing, if, after the date of this Agreement, the Special Committee receives an unsolicited written Acquisition Proposal from any Person and the Special Committee reasonably concludes (except with respect to any written Acquisition Proposal submitted to the Company by a Person who had submitted an Acquisition Proposal after January 1, 1999 and prior to the date of this Agreement, as to which such conclusion shall not be required), after consultation with its legal counsel, that the failure to engage in discussions or negotiations with such Person would be inconsistent with the Special Committee's (and the Board of Directors') fiduciary duties to the Company's stockholders under applicable law, then (i) the Company or the Special Committee may, directly or indirectly, provide access to or furnish or cause to be furnished information concerning the Company's business, properties or assets to such Person pursuant to an appropriate confidentiality agreement and the Company or the Special Committee may engage in discussions related thereto, and (ii) the Company or the Special Committee may participate in and engage in discussions and negotiations with such Person regarding such Acquisition Proposal. In the event that, after the date of this Agreement and prior to the expiration of the Offer, the Special Committee receives an unsolicited written Acquisition Proposal and the Special Committee determines, in good faith and after consultation with its financial advisor and legal counsel, that the failure to do so would be inconsistent with the Special Committee's (and the Board of Directors') fiduciary duties to the Company's stockholders under applicable law, the Board of Directors (acting on the recommendation of the Special Committee) may do any or all of the following:
(x) withdraw, modify or change the Board of Directors' approval or recommendation of this Agreement, the Offer or the Merger, (y) approve

                                     III-22
or recommend to the Company's stockholders an Acquisition Proposal and
(z) terminate this Agreement. The Board of Directors shall not take the action described in clause (z) above prior to three business days after the Board of Directors shall have given Acquisition Company written notice stating that the Board of Directors intends to terminate this Agreement and setting forth the information specified in Section 6.6(c) hereof with respect to any Acquisition Proposal which the Board of Directors or the Special Committee intends to accept or recommend. Notwithstanding anything contained in this Agreement to the contrary, the exercise of the Company's or its Board of Directors' (or the Special Committee's) rights under this Section 6.6 shall not constitute a breach of this Agreement by the Company.

    (b) Subject to Section 6.6(a) hereof, nothing contained in this Section 6.6 shall prohibit the Company or its Board of Directors, upon the recommendation of the Special Committee, from taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such disclosure to the Company's stockholders or otherwise which, in the judgment of the Special Committee, after consultation with its legal counsel, is necessary under applicable law or the rules of any stock exchange or failure so to disclose would be inconsistent with its fiduciary duties to the Company's stockholders under applicable law.

    (c) The Company shall promptly, but in any event within one business day, advise Acquisition Company in writing of any Acquisition Proposal or any inquiry regarding the making of an Acquisition Proposal, including any request for information, the material terms and conditions of such request, Acquisition Proposal or inquiry and the identity of the Person making such request, Acquisition Proposal or inquiry. The Company shall keep Acquisition Company reasonably informed of the status and details, including any amendments or proposed amendments, of any such request, Acquisition Proposal or inquiry.

    Section 6.7 APPROVALS AND CONSENTS; COOPERATION; NOTIFICATION. (a) The parties hereto shall use their respective reasonable best efforts, and cooperate with each other, to obtain as promptly as practicable all governmental and third party authorizations, approvals, consents or waivers, including, without limitation, pursuant to the HSR Act, required in order to consummate the transactions contemplated by this Agreement, including, without limitation, the Offer and the Merger.

    (b) The parties hereto shall take all actions necessary to file as soon as practicable all notifications, filings, and other documents required to obtain all governmental authorizations, approvals, consents or waivers, including, without limitation, under the HSR Act, and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission, the Antitrust Division of the Department of Justice and any other Governmental Authority for additional information or documentation in connection therewith.

    (c) The Company shall give prompt notice to Aquisition Company of the occurrence of any Company Material Adverse Effect. Each of the Company and Acquisition Company shall give prompt notice to the other of the occurrence or failure to occur of an event that would, or, with the lapse of time would cause, any condition to the consummation of the Offer or the Merger not to be satisfied.

    Section 6.8 FURTHER ASSURANCES. Each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, including, without limitation, the Offer and the Merger, which efforts shall include, without limitation, the Company using its commercially reasonable efforts to enter into definitive financing arrangements with respect to the Financing described in the Bank Commitment Letter; PROVIDED, that without Acquisition Company's prior written consent, the Company shall not enter into any definitive financing agreement which contains terms that differ in any material respect from those terms expressly set forth in Annex A to the Bank Commitment Letter. If at any time after the Effective Time any other action is necessary or desirable to carry out the purposes of this Agreement, the parties hereto shall take or cause to be taken all such necessary action, including, without limitation, the execution and delivery of such

                                     III-23
further instruments and documents as may be reasonably requested by the other party for such purposes or otherwise to consummate and make effective the transactions contemplated hereby.

    Section 6.9 STOCKHOLDER LITIGATION. In connection with any litigation which may be brought against the Company or its directors relating to the transactions contemplated hereby, the Company shall keep Acquisition Company, and any counsel which Acquisition Company may retain at its own expense, informed of the status of such litigation and will provide Acquisition Company's counsel the right to participate in the defense of such litigation to the extent Acquisition Company is not otherwise a party thereto, and the Company shall not enter into any settlement or compromise of any such stockholder litigation without Acquisition Company's prior written consent, which consent shall not be unreasonably withheld or delayed.

    Section 6.10 MATTERS RELATING TO THE BANK COMMITMENT LETTER. (a) Acquisition Company shall be primarily responsible for any negotiations with respect to any definitive agreements regarding the Financing (the "Definitive Financing Agreements"); PROVIDED, HOWEVER, that (i) the Company shall have received prior notice of, and shall be kept reasonably informed of the ongoing status of, any such negotiations, (ii) the Company shall take all such actions as are reasonably requested by Acquisition Company in connection with any such negotiations, and (iii) Acquisition Company shall conduct any such negotiations reasonably and in good faith. Acquisition Company shall use its commercially reasonable efforts to close the Financing on terms consistent with Annex A of the Bank Commitment Letter and to execute and deliver the Definitive Financing Agreements on or before the expiration of the Offer. Acquisition Company shall use its commercially reasonable efforts to satisfy on or before the expiration of the Offer all requirements of the Definitive Financing Agreements which are conditions to closing the transactions constituting the Financing and to drawing the cash proceeds thereunder.

    (b) Following receipt by either the Company or any of its affiliates, on the one hand, or Acquisition Company or any of its affiliates, on the other hand, of any written or oral communication to the effect that Bankers Trust Company is contemplating not providing the Financing or is terminating or canceling or modifying in any material respect the Bank Commitment Letter, or that the Financing is unlikely to be obtained, the Company or Acquisition Company, as the case may be, shall immediately communicate such event to the other party and provide such other party with a true and complete copy of any such written communication.

    Section 6.11 SALE OF ADDITIONAL SERIES A PREFERRED/WARRANT CONSIDERATION TO ACQUISITION COMPANY. In the event that additional shares of Series A Preferred and Warrants shall be sold to Acquisition Company at the Effective Time, either as a result of (i) the Foundation's election (including a failure to make an election) to receive Merger Consideration with respect to each of its Remaining Shares pursuant to Section 3.1(c)(iv)(C)(1) hereof, or (ii) the Foundation's election pursuant to Section 3.1(c)(iv)(C)(2) to receive the Merger Consideration with respect to more than 450,346 of the Remaining Shares, the Surviving Corporation shall sell to Acquisition Company concurrently with the consummation of the Merger additional Series A Preferred/Warrant Consideration at a rate of one share of Series A Preferred and one Warrant for each $23.00 in cash payable by Acquisition Company.

    Section 6.12 CERTAIN BOARD ACTIONS PENDING THE EFFECTIVE TIME. Following the consummation of the Offer and prior to the Effective Time, the affirmative vote of at least one of the Acquisition Company Directors shall be required for the Company to approve and authorize any of the actions set forth in
Section 3(d) of the Stockholders' Agreement, a copy of which section has been furnished to the Company.

                                     III-24

                                  ARTICLE VII
                                   CONDITIONS

    Section 7.1  CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE
MERGER. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (a) the Company and Acquisition Company shall have accepted for payment and paid for all Shares validly tendered pursuant to the Offer and not withdrawn; PROVIDED, HOWEVER, that neither the Company nor Acquisition Company may invoke this condition if it shall have been the cause of the failure to purchase Shares so tendered and not withdrawn in violation of the terms of this Agreement or the Offer;

    (b) the Stockholders' Approval shall have been obtained;

    (c) all necessary waiting periods applicable to the Merger under the HSR Act shall have expired or been earlier terminated; and

    (d) no temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Authority or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; PROVIDED, HOWEVER, that prior to invoking this condition, the party so invoking this condition shall have complied with its obligations under Section 6.8 hereof and the parties hereto shall have used reasonable best efforts to lift or remove such order, injunction, restraint or prohibition.

    Section 7.2 ADDITIONAL CONDITION TO THE COMPANY'S OBLIGATION TO EFFECT THE MERGER. The obligations of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional condition:

    (a) if the Foundation elects to receive Merger Consideration with respect to more than 450,346 of its Remaining Shares (such Remaining Shares in excess of 450,346 Remaining Shares are referred to as the "Excess Shares") pursuant to
Section 3.1(c)(iv)(C)(1) hereof, (i) Vestar shall have made the capital contribution to Acquisition Company in an aggregate amount equal to such Merger Consideration in respect of all such Excess Shares in accordance with Section 2 of the Unit Purchase Agreement, (ii) Acquisition Company shall have contributed the amount of such capital contribution to Merger Subsidiary and (iii) at the Effective Time, Merger Subsidiary shall have cash in an amount not less than the amount of the capital contribution from Acquisition Company contemplated in clause (ii).

                                  ARTICLE VIII
                                  TERMINATION

    Section 8.1 TERMINATION. This Agreement may be terminated and the Merger contemplated herein may be abandoned at any time prior to the Effective Time, whether before or after the Stockholders' Approval is obtained:

    (a) By mutual written consent of the Company (acting through the Special Committee), Acquisition Company and Merger Subsidiary.

    (b) By either the Company (acting through the Special Committee), on the one hand, or Acquisition Company, on the other hand:

        (i) if shares of Company Common Stock shall not have been purchased pursuant to the Offer on or prior to March 15, 2000; PROVIDED, HOWEVER. that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure to purchase shares of Company Common Stock pursuant to the Offer on or prior to such date; or

                                     III-25

        (ii) If any Governmental Authority shall have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree or ruling shall have become final and nonappealable.

    (c) By the Company (acting through the Special Committee) prior to the purchase of shares of Company Common Stock pursuant to the Offer, as provided in
Section 6.6(a) hereof; PROVIDED, THAT in order for the termination of this Agreement pursuant to this Section 8.1(c) to be deemed effective, the Company shall have complied with all provisions of Section 6.6 hereof, including the notice provisions therein, and with the applicable requirements, including the payment of the Termination Fee and confirmation of the agreement to pay Expenses, of Section 8.3 hereof.

    (d) By the Company (acting through the Special Committee):

        (i) in the event that the Offer expires or is terminated in accordance with its terms without any Shares being purchased thereunder, PROVIDED, THAT the failure of the Company to fulfill any obligation under this Agreement has not been the cause of, or resulted in, the failure to purchase shares of Company Common Stock pursuant to the Offer; or

        (ii) if there shall have been a breach or failure to perform on the part of Acquisition Company or Merger Subsidiary of any of their representations, warranties, covenants or agreements contained in this Agreement and such breach or failure to perform has a material adverse effect on the ability of Acquisition Company or Merger Subsidiary to consummate the Offer or the Merger, and, with respect to any such breach or failure to perform that is reasonably capable of being remedied within the time periods set forth below, the breach or failure to perform is not remedied prior to the earlier of (x) 10 days after the Company has furnished Acquisition Company with written notice of such breach or failure to perform or (y) two business days prior to the date on which the Offer expires.

    (e) By Acquisition Company or Merger Subsidiary:

        (i) if the Board of Directors of the Company or the Special Committee
    (A) shall withdraw, modify or change its recommendation so that it is not in favor of this Agreement, the Offer or the Merger or shall have resolved to do any of the foregoing, (B) shall have recommended to the Company's stockholders an Acquisition Proposal, or (C) shall terminate this Agreement as provided in Section 6.6(a) hereof;

        (ii) if the Company shall have materially breached any of its obligations under Section 6.6 hereof;

        (iii) in the event that the Offer expires or is terminated in accordance with its terms without any Shares being purchased thereunder, PROVIDED, THAT the failure of Acquisition Company to fulfill any obligation under this Agreement has not been the cause of, or resulted in, the failure to purchase shares of Company Common Stock pursuant to the Offer; or

        (iv) if, prior to the purchase of Shares in the Offer, the representations and warranties of the Company set forth in this Agreement which are not qualified by "materiality" or "Company Material Adverse Effect" shall not be true and accurate in all material respects, and the representations and warranties that are qualified by "materiality" or "Company Material Adverse Effect" shall not be true in any respect, at any time after the date hereof (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period), or the Company shall have breached or failed to perform or comply in any material respect with any obligation, agreement or covenant required by this Agreement to be performed or complied with by it, and, with respect to any such breach or failure to perform that is reasonably capable of being remedied within the time periods set forth below, the breach or failure to perform is not remedied prior to the earlier of (x) 10 days after Acquisition Company has furnished the Company with written notice of such breach or failure to perform or (y) two business days prior to the date on which the Offer expires.

                                     III-26

    Section 8.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement pursuant to Section 8.1 hereof, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made and this Agreement shall forthwith become null and void, and there shall be no liability on the part of the Company, Acquisition Company or Merger Subsidiary or their respective directors, officers, employees, stockholders, representatives, agents or advisors other than, with respect to the Company, Acquisition Company or Merger Subsidiary, the obligations pursuant to this Section 8.2, Section 8.3, Article IX and the last sentence of Section 6.2. Nothing contained in this Section 8.2 shall relieve the Company, Acquisition Company or Merger Subsidiary from liability for willful breach of this Agreement.

    Section 8.3  FEES, EXPENSES AND OTHER PAYMENTS.  (a) Subject to
Section 8.3(b) hereof, all costs and expenses (including any expenses related to any claims or litigation in connection with the transactions contemplated by this Agreement, or any settlement thereof), including, without limitation, fees and disbursements of counsel, financial advisors and accountants and other out-of-pocket expenses, incurred or to be incurred by the parties hereto in connection with the Offer, the Merger, this Agreement and the other transactions contemplated hereby, shall be borne solely and entirely by the party which has incurred such costs and expenses; PROVIDED, HOWEVER, that all costs and expenses related to the filing, printing and mailing of the Offer Documents, the
Schedule 14D-9 and the Proxy Statement shall be borne by the Company.

    (b) In the event that this Agreement is terminated by the Company (acting through the Special Committee) pursuant to Section 8.1(c) hereof or by Acquisition Company pursuant to Section 8.1(e)(i) or Section 8.1(e)(ii) hereof, the Company shall pay to Acquisition Company by certified check or wire transfer to an account designated by Acquisition Company, immediately following receipt of a request therefor, an amount equal to $4 million (the "Termination Fee"). In addition, in the event that this Agreement is terminated for any reason other than (x) by the Company pursuant to Section 8.1(d)(ii) hereof or (y) by the Company or Acquisition Company because the Company or Acquisition Company has been advised by the Bank that it will not provide the debt financing contemplated by the Bank Commitment Letter (other than as a result of the occurrence of a Company Material Adverse Effect), then the Company shall pay to Acquisition Company, promptly upon receipt, but in no event later than two business days following receipt, of reasonable supporting documentation, all actual and reasonably documented out-of-pocket expenses incurred by or on behalf of Acquisition Company or its member (including expenses incurred by or on behalf of the Continuing Stockholders, Mr. James Gleason and the Foundation) in connection with or in anticipation of the Offer, the Merger, this Agreement and the consummation of the transactions contemplated hereby in an amount not to exceed $2.5 million (or $1.25 million if this Agreement is terminated by reason of the termination of the Offer as a result of the occurrence of any of the events set forth in clause (g) of Annex A hereto) (the "Expenses"). In addition, the Company shall pay in cash to Acquisition Company the Termination Fee if this Agreement is terminated (A) by the Company (acting through the Special Committee) pursuant to Section 8.1(d)(i) if the Offer expires or is terminated in accordance with its terms without any Shares being purchased thereunder solely as a result of the Minimum Condition failing to be satisfied by the expiration date of the Offer as it may have been extended pursuant hereto (other than as a result of a material or a willful breach by Acquisition Company or Merger Subsidiary of their obligations hereunder) or (B) by Acquisition Company pursuant to Section 8.1(e)(iii) if the Offer expires or is terminated in accordance with its terms without any Shares being purchased thereunder solely as a result of the Minimum Condition failing to be satisfied by the expiration date of the Offer as it may have been extended pursuant hereto (other than as a result of a material or a willful breach by the Company of its obligations hereunder), in each case at any time after an Acquisition Proposal has been made by a third party (such third party, together with its affiliates and other Persons acting in concert with such third party are hereafter referred to as a "Third Party Acquirer"), which Acquisition Proposal has been publicly disclosed prior to the termination of this Agreement, and, within one year after such a termination, the Company enters into a definitive agreement with respect to, or consummates (i) a merger, consolidation or other business combination with any such Third Party Acquirer (or another party who

                                     III-27
makes an Acquisition Proposal at a time when the Company is in discussions with any such Third Party Acquirer (such other party, together with its affiliates and other Persons acting in concert with such other party are hereafter referred to as the "New Third Party Acquirer")), (ii) the sale or transfer to such Third Party Acquirer (or any New Third Party Acquirer) of, or the acquisition of beneficial ownership by such Third Party Acquirer (or any New Third Party Acquirer) of, 40% or more of the Company Voting Securities (as defined herein) or (iii) the sale or transfer of 40% or more (in market value) of the assets of the Company and its Subsidiaries, on a consolidated basis, to any such Third Party Acquirer (or any New Third Party Acquirer), upon which event the Termination Fee and Expenses shall become immediately payable in cash. For purposes of this Agreement, "Company Voting Securities" shall mean Company Common Stock or securities or similar interests, warrants, options or other rights to acquire Company Company Common Stock or securities convertible or exchangeable into shares of capital stock of the Company which entitles the holder to vote generally in the election of directors. If requested by Acquisition Company, at the consummation of the Offer and/or the Closing, the Company shall pay in cash all expenses incurred by or on behalf of Acquisition Company, including a transaction fee payable to Vestar Capital Partners in an amount equal to $1 million in cash.

                                   ARTICLE IX
                                 MISCELLANEOUS

    Section 9.1 AMENDMENT AND MODIFICATION. Subject to applicable law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the parties hereto, by action taken by their respective Boards of Directors or Managers, in the case of Acquisition Company and Merger Subsidiary, and by action taken by the Board of Directors of the Company (acting with the recommendation of the Special Committee) in the case of the Company, at any time prior to the Closing Date with respect to any of the terms contained herein; PROVIDED, HOWEVER, that after the approval of this Agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce or change the Merger Consideration or adversely affect the rights of the Company's stockholders hereunder without the approval of such stockholders.

    Section 9.2 NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement. This Section 9.2 shall not limit any covenant or agreement contained in this Agreement which by its terms contemplates performance after the Effective Time.

    Section 9.3 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopies (which is confirmed) or sent by an overnight courier service, such as Federal Express, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    (a) if to Acquisition Company or Merger Subsidiary, to:

       c/o Vestar Capital Partners IV, L.P.
       245 Park Avenue, 41(st) Floor
       New York, New York 10167
       Telephone No.: (212) 351-1600
       Telecopy No.: (212) 808-4922
       Attention: Sander M. Levy

                                     III-28
       with a copy to:

       Skadden, Arps, Slate, Meagher & Flom LLP
       919 Third Avenue
       New York, New York 10022
       Telephone No.: (212) 735-3000
       Telecopy No.: (212) 735-2000
       Attention: Blaine V. Fogg, Esq.

       If After January 14, 2000, to:

       Skadden, Arps, Slate, Meagher & Flom LLP
       Four Times Square
       New York, New York 10036
       Telephone No.:
       Telecopy No.:
       Attention: Blaine V. Fogg, Esq.

    (b) if to the Company, to:

       Gleason Corporation
       1000 University Avenue
       P. O. Box 22970
       Rochester, New York 14692
       Telephone No.: (716) 473-1000
       Telecopy No.: (716) 461-4092
       Attention: Secretary

       with a copy to:

       Stroock & Stroock & Lavan LLP
       180 Maiden Lane
       New York, New York 10038
       Telephone No.: (212) 806-5400
       Telecopy No.: (212) 806-6006
       Attention David L. Finkelman, Esq.

    Section 9.4 INTERPRETATION The words "hereof", "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation". The words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders. The phrases "the date of this Agreement", "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to December 8, 1999. As used in this Agreement, the term "affiliate(s)" shall have the meaning set forth in rule 12b-2 of the Exchange Act. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question or intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

    Section 9.5 COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more

                                     III-29
counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

    Section 9.6 ENTIRE AGREEMENT; THIRD PARTY BENEFICIARIES. This Agreement and the Confidentiality Agreement (including the documents and the instruments referred to herein and therein) (i) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) except for the provisions of Section 6.3 hereof, are not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

    Section 9.7 SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

    Section 9.8 GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

    Section 9.9 SPECIFIC PERFORMANCE. Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto (i) shall waive, in any action for specify performance, the defense of adequacy of a remedy at law and (ii) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement in any action instituted in a court of competent jurisdiction.

    Section 9.10 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns.

    Section 9.11 HEADINGS. Headings of the articles and sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretative effect whatsoever.

    Section 9.12 WAIVERS. At any time prior to the Effective Time, either the Company (acting through the Board of Directors of the Company acting with the recommendation of the Special Committee), on the one hand, or Acquisition Company and Merger Subsidiary, on the other hand, may waive any failure of the other party to comply with any obligation, covenant, agreement or condition herein by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                     III-30

    IN WITNESS WHEREOF, the Company, Acquisition Company and Merger Subsidiary have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                                       GLEASON CORPORATION

                                                       By:             /s/ JAMES S. GLEASON
                                                            -----------------------------------------
                                                                         James S. Gleason
                                                                    CHAIRMAN OF THE BOARD AND
                                                                     CHIEF EXECUTIVE OFFICER

                                                       TORQUE ACQUISITION CO., L.L.C.

                                                       By:              /s/ SANDER M. LEVY
                                                            -----------------------------------------
                                                                          Sander M. Levy
                                                                            PRESIDENT

                                                       TORQUE MERGER SUB, INC.

                                                       By:              /s/ SANDER M. LEVY
                                                            -----------------------------------------
                                                                          Sander M. Levy
                                                                            PRESIDENT

                                     III-31

                                                                         ANNEX A

                            CONDITIONS TO THE OFFER

    Capitalized terms used but not defined in this Annex A shall have the meanings set forth in the Agreement and Plan of Merger (the "Agreement") of which this Annex A is a part.

    Notwithstanding any other provision of the Offer, subject to the provisions of the Agreement, the Company shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the obligation of the Company to pay for, or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares pursuant to the Offer, and the Company may delay its acceptance for payment of or, subject to the restriction referred to above, its payment for, any tendered Shares, and, subject to the provisions of the Agreement, the Company may amend or terminate the Offer and not accept for payment any tendered Shares, if the Unit Purchase shall not have occurred or if the Company is not reasonably satisfied that the proceeds from the Unit Purchase will be promptly deposited with the Depositary following the Expiration Date. The foregoing condition is for the sole benefit of the Company and may be waived by the Company.

    The following conditions are for the sole benefit of Acquisition Company and the Company, and Acquisition Company and the Company have agreed that all determinations with respect to the satisfaction or waiver of the following conditions shall be made by Acquisition Company on its behalf and on behalf of the Company. Notwithstanding any other provision of the Offer, subject to the provisions of the Agreement, other than the Company's agreement described below to permit Acquisition Company to waive certain conditions of the Company's behalf, neither Acquisition Company nor the Company shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Acquisition Company and the Company to pay for, or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares pursuant to the Offer, and Acquisition Company may delay its and the Company's acceptance for payment of or, subject to the restriction referred to above, its and the Company's payment for, any tendered Shares, and, subject to the provisions of the Agreement, Acquisition Company may amend or terminate the Offer and not accept and cause the Company not to accept for payment any tendered Shares, if (i) any applicable waiting period or approval under the HSR Act and any applicable foreign antitrust law, regulation or rule has not expired or been terminated or obtained, (ii) the Minimum Condition has not been satisfied, (iii) the Company has not received the proceeds of the Financing contemplated by the Bank Commitment Letter or other financing which is on terms substantially similar to those set forth in the Bank Committment Letter sufficient to finance (x) the purchase of such portion of the Shares which the Company is agreeing to pay for and purchase pursuant to the Offer, (y) the payment of the Merger Consideration pursuant to the Merger, and (z) the fees and expenses required to be paid by the Company in connection with the transactions contemplated by the Agreement, or (iv) at any time on or after the date of the Agreement and prior to the acceptance of Shares for payment pursuant to the Offer, any of the following events shall occur:

        (a) there shall be instituted or pending or threatened in writing by any Governmental Authority any suit, action or proceeding which (i) seeks to prohibit or impose any material limitations on Acquisition Company's or the Continuing Stockholders' ownership or operation (or that of any of their affiliates) of all or a material portion of the Company's business or assets, (ii) seeks to compel Acquisition Company or any of its Subsidiaries or affiliates or the Company to dispose of or hold separate any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, (iii) seeks to impose material limitations on the ability of either Acquisition Company or the Company to, or render either Acquisition Company or the Company unable to, accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, (iv) seeks to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the transactions contemplated by the Agreement, (v) seeks to obtain from the Company any damages (including damages against the Company's directors or officers for which they may seek indemnification from the Company) that would reasonably be expected to have a Company Material Adverse Effect or seeks to obtain a material amount of damages from Acquisition Company or Merger Subsidiary,
    (vi) challenges the acquisition by either Acquisition Company or the Company of any Shares pursuant to the Offer, or (vii) seeks to impose material limitations on the ability of Acquisition Company, the Continuing Stockholders, James S. Gleason or the Foundation effectively to exercise full rights of ownership of the Shares including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders;

        (b) there shall have been any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted or issued by any Governmental Authority applicable to the Offer or the Merger other than the application of the waiting period provision of the HSR Act to the Offer or the Merger which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

        (c) the representations and warranties of the Company set forth in the Agreement which are not qualified by "materially" or "Company Material Adverse Effect" shall not be true and accurate in all material respects, and the representations and warranties that are qualified by "materiality" or "Company Material Adverse Effect" shall not be true and accurate in all respects, in each case as of the date of consummation of the Offer as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period), or the Company shall have breached or failed to perform or comply in any material respect with any obligation, agreement or covenant required by the Agreement to be performed or complied with by it and, with respect to any such breach or failure to perform that is reasonably capable of being remedied within the time periods set forth below, the breach or failure to perform is not remedied prior to the earlier of (x) 10 days after Acquisition Company has furnished the Company with written notice of such breach or failure to perform or (y) two business days prior to the date on which the Offer expires;

        (d) the Agreement shall have been terminated in accordance with its terms;

        (e) the Board of Directors of the Company or the Special Committee
    (i) shall withdraw, modify or change its recommendation so that it is not in favor of this Agreement, the Offer or the Merger or shall have resolved to do any of the foregoing, (ii) shall have recommended to the Company's stockholders an Acquisition Proposal, or (iii) shall terminate the Agreement as provided in Section 6.6(a) of the Agreement;

        (f) the Company shall not have received by the expiration date of the Offer such certificates of officers of the Company and/or opinions of nationally recognized valuation and/or appraisal firms (in form and substance reasonably satisfactory to the Company) as the Special Committee and the Board of Directors may reasonably require, substantially to the effect that the value of the Company's assets shall exceed its liabilities following the consummation of the Offer and the Merger and that the Offer and the Merger shall not impair the Company's capital within the meaning of
    Section 160 of the DGCL or impair the ability of the Company to pay its obligations as they come due; or

        (g) there shall have occurred (i) any general suspension of trading in securities on the New York Stock Exchange, which suspension or limitation shall continue for at least three consecutive trading days, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States that would reasonably be expected to have a material adverse impact on the capital markets of the United States, (iv) any limitation (whether or not mandatory) by any United States Governmental Authority on the extension of credit generally by banks or other lending institutions, (v) a change in general financial, bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans, (vi) a decline of at least 30% in the Standard & Poor's
    500 Index from the close of business on the date of the Agreement, or
    (vii) in the case of any of the foregoing existing at the time of the execution of the Agreement, a material acceleration or worsening thereof;

which, in the good faith judgment of Acquisition Company, in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payments for Shares.

    The foregoing conditions are for the sole benefit of Acquisition Company and the Company, and, subject to the provisions of the Agreement, may be waived by Acquisition Company on its behalf and on behalf of the Company. The failure by Acquisition Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

                                                                         ANNEX B

                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                             OF GLEASON CORPORATION

--------------------------------------------------------------------------------

                    PURSUANT TO SECTIONS 242 AND 245 OF THE
                GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
--------------------------------------------------------------------------------

    Gleason Corporation (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "GCL"), does hereby certify as follows:

    (1) The name of the Corporation is Gleason Corporation.

    (2) This Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation (the "Board of Directors") in accordance with Sections 242 and 245 of the GCL and was duly adopted by the
stockholders of the Corporation at a duly convened meeting held on       , 2000.

    (3) This Amended and Restated Certificate of Incorporation restates and integrates and further amends the Certificate of Incorporation of the Corporation, as heretofore amended or supplemented.

    (4) The text of the Certificate of Incorporation is amended and restated in its entirety as follows:

    FIRST:  The name of the corporation is Gleason Corporation (the
"Corporation").

    SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

    THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the "GCL").

    FOURTH:

    Section 1.  AUTHORIZED CAPITAL STOCK.  The total number of shares of stock
which the Corporation shall have authority to issue is [         ]* (         ),
consisting of (i) [         ] (         ) shares of Voting Common Stock, par
value One Dollar ($1.00) per share (the "Voting Common Stock"),
(ii) [         ] (         ) shares of Non-Voting Common Stock, par value One
Dollar ($1.00) per share (the "Non-Voting Common Stock" and, together with the
Voting Common Stock, the "Common Stock"), and (iii) [                     ]
(         ) shares of Preferred Stock, par value One Dollar ($1.00) per share
(the "Preferred Stock").

                              PART I. COMMON STOCK

    The powers, preferences and rights, and the qualifications, limitations and restrictions, of each class of the Common Stock are as follows:

        (a) Except as otherwise expressly provided herein, the powers, preferences and rights of the shares of Voting Common Stock and the shares of Non-Voting Common Stock, and the qualifications, limitations and restrictions thereof, shall be in all respects identical.

------------------------
* The Corporation's charter currently provides for 20,500,000 authorized shares (20,000,000 shares of Common Stock and 500,000 shares of Preferred Stock).

        (b) Except as otherwise expressly required by law or provided herein, and subject to any voting rights provided to holders of Preferred Stock at any time outstanding, the holders of any outstanding shares of Voting Common Stock shall be entitled to one vote for each share of Common Stock held of record by such holder and shall be entitled to vote with respect to all matters as to which a stockholder of a Delaware corporation would be entitled to vote. Holders of shares of Non-Voting Common Stock shall not be entitled to vote on any matters which come before the stockholders except as otherwise expressly provided by law, in which case, each holder of shares of Non-Voting Common Stock shall be entitled to one vote for each share of Non-Voting Common Stock held and shall, unless otherwise provided by law, vote together as a single class with the Voting Common Stock.

        (c) Subject to the rights of the holders of Preferred Stock, and subject to any other provisions hereof, holders of shares of Common Stock shall be entitled to receive dividends and other distributions in cash, stock or property of the Corporation when, as and if declared thereon by the Board of Directors of the Corporation (the "Board of Directors") from time to time out of assets or funds of the Corporation legally available therefor.

        (d) In the event of any dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, the holders of shares of Common Stock shall be entitled to receive the assets and funds of the Corporation available for distribution after payments to creditors and to the holders of any Preferred Stock that may at the time be outstanding, in proportion to the number of shares held by them, respectively.

        (e) (i) Except and to the extent as set forth in Section (f) hereof, the holder of each outstanding share of Non-Voting Common Stock shall have the right at any time, or from time to time, at such holder's option to convert such share into one fully paid and non-assessable share of Voting Common Stock, on and subject to the terms and conditions hereinafter set forth and, subject to the terms of that certain Foundation Agreement, dated as of December 8, 1999, by and between Gleason Foundation and Torque Acquisition Co., L.L.C., any share of Voting Common Stock owned by Gleason Foundation may, from time to time, at Gleason Foundation's option, be converted into one fully paid and non-assessable share of Non-Voting Common Stock, on and subject to the terms and conditions hereinafter set forth.

            (ii) In order to exercise the conversion privilege set forth in Section (e)(i) hereof, the holder of any shares of Voting Common Stock or Non-Voting Common Stock, as applicable, to be converted shall present and surrender the certificate representing such shares during normal business hours at any office or agency of the Corporation maintained for the transfer of Voting Common Stock or Non-Voting Common Stock, as applicable, and shall deliver a written notice of the election of such holder to convert the shares represented by such certificate or any portion thereof specified in such notice. Such notice shall also state the name and address in which the certificate or certificates for shares of Voting Common Stock or Non-Voting Common Stock, as applicable, which shall be issuable on such conversion shall be issued. If so required by the Corporation, any certificate for shares surrendered for conversion shall be accompanied by instruments of transfer, in form satisfactory to the Corporation, duly executed by the holder of such shares or his duly authorized representative. Each conversion of shares of Voting Common Stock or Non-Voting Common Stock, as applicable, shall be deemed to have been effected on the date (the "Conversion Date") on which the certificate or certificates representing such shares shall have been surrendered and such notice and any required instruments of transfer shall have been received as set forth above, and the person or persons in whose name or names any certificate or certificates for shares of Voting Common Stock or Non-Voting Common Stock, as applicable, shall be issuable on such conversion shall be deemed, immediately prior to the close of business on the Conversion Date, to have become the holder or holders of record of the shares of Voting Common Stock or Non-Voting Common Stock, as applicable, represented thereby.

            (iii) As promptly as practicable following the presentation and surrender for conversion, as herein provided, of any certificate for shares of Voting Common Stock or Non-Voting Common Stock, as applicable, the Corporation shall issue and deliver at such office or agency, to or upon the written order of the holder thereof, certificates for the number of shares of Voting Common Stock or Non-Voting Common Stock, as applicable, issuable upon such conversion. In case any certificate for shares of Voting Common Stock or Non-Voting Common Stock, as applicable, shall be surrendered for conversion of only a portion of the shares represented thereby, the Corporation shall deliver at such office or agency, to or upon the written order of the holder thereof, a certificate or certificates for the number of shares of Voting Common Stock or Non-Voting Common Stock, as applicable, represented by such surrendered certificate, which are not being converted. The issuance of certificates for shares of Voting Common Stock or Non-Voting Common Stock, as applicable, issuable upon the conversion of shares of Non-Voting Common Stock or Voting Common Stock, respectively, shall be made without charge to the converting holder for any tax imposed on the Corporation in respect of the issue thereof. The Corporation shall not, however, be required to pay any tax which may be payable with respect to any transfer involved in the issue and delivery of any certificate in a name other than that of the holder of the shares being converted, and the Corporation shall not be required to issue or deliver any such certificate unless and until the person requesting the issuance thereof shall have paid to the Corporation the amount of such tax or has established to the satisfaction of the Corporation that such tax has been paid.

        (f) Notwithstanding the foregoing, no holder of shares of NonVoting Common Stock issued upon the exercise of warrants pursuant to the terms and
    conditions of the Warrant Agreement, dated as of       , 2000, by and among
    the Corporation, Torque Acquisition Co., L.L.C. and Gleason Foundation, may convert all or any portion of such holder's shares into Voting Common Stock until the earliest to occur of (i) an initial offering of equity securities of the Corporation registered under the Securities Act of 1933, as amended,
    after       , 2000*, (ii) a Sale of the Corporation (as defined in the
    Stockholders' Agreement (the "Stockholders' Agreement"), dated as of November 29, 1999, by and among the Corporation, Torque Acquisition Co., L.L.C. and certain stockholders of the Corporation), and (iii) a Change of Control (as defined in Section 19 of Part II of this Article FOURTH).

        (g) Except as set forth in the Stockholders' Agreement, no holder of shares of Common Stock shall be entitled to preemptive or subscription rights.

                            PART II. PREFERRED STOCK

    The powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of the shares of Preferred Stock consisting of the series designated the "13.17% Series A Cumulative Redeemable Preferred Stock" are as follows:

    Section 1. DESIGNATION; NUMBER OF SHARES. The Preferred Stock is designated as the "13.17% Series A Cumulative Redeemable Preferred Stock."

    The number of shares constituting such series shall be [         ] and are
referred to herein as the "SERIES A PREFERRED." The original issue price of the Series A Preferred is $20.70 per share (the "Issue Price").

    Section 2. RANK. The Series A Preferred shall, with respect to dividend distributions and distributions upon liquidation, winding-up and dissolution of the Corporation, rank (i) senior (to the extent set forth herein) to all classes of Common Stock, and to each other class of Capital Stock or series of Preferred Stock hereafter created the terms of which do not expressly provide that it ranks senior to, or on a parity with, the Series A Preferred as to dividend distributions and distributions upon liquidation, winding-up and dissolution of the Corporation (collectively, together with all classes of Common Stock, the

------------------------
*   Should be the Closing Date.

"JUNIOR SECURITIES"); (ii) on a parity with any class of Capital Stock or series of Preferred Stock hereafter created the terms of which expressly provide that such class or series will rank on a parity with the Series A Preferred as to dividend distributions and distributions upon liquidation, winding-up and dissolution of the Corporation (collectively, the "PARITY SECURITIES"); and
(iii) junior to each other class of Capital Stock or series of Preferred Stock hereafter created the terms of which expressly provide that such class or series will rank senior to the Series A Preferred as to dividend distributions and distributions upon liquidation, winding-up and dissolution of the Corporation (collectively, the "SENIOR SECURITIES").

    Section 3.  DIVIDENDS.

        (a) Each Holder (as defined herein) of the outstanding shares of
    Series A Preferred shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, dividends
    on each share of Series A Preferred (i) until            , 2005*, at a rate
    PER ANNUM equal to 13.17% of the Issue Price thereof, payable in cash, and
    (ii) after       , 2005*, at a rate PER ANNUM equal to 11% of the Issue
    Price thereof, payable in cash; PROVIDED, HOWEVER, that in the event of any Dividend Default (as defined herein) or Redemption Default (as defined herein), such rate shall immediately increase to 400 basis points above the dividend rate PER ANNUM in effect immediately prior to such event until such Dividend Default or Redemption Default, as applicable, is cured or waived by the affirmative vote or consent of the Holders of at least a majority of the then outstanding shares of Series A Preferred. All dividends shall be fully cumulative, shall accumulate (whether or not earned or declared and whether or not there are funds legally available for the payment thereof) daily from the Issue Date and shall be payable in arrears, in whole or in part, on each Dividend Payment Date, if any, fixed by the Corporation, commencing on the first Dividend Payment Date, if any, fixed after the date of the Issue Date. All undeclared dividends and declared but unpaid dividends shall compound on a quarterly basis from the Issue Date at a rate PER ANNUM equal to the dividend rate PER ANNUM then applicable as set forth in clauses (i) and
    (ii) above in this Section 3(a). No interest shall be payable in respect of any dividend payment on the Series A Preferred which may be in arrears.

        (b) The dividend payment period for any dividend payable on a Dividend Payment Date shall be the period beginning on the immediately preceding Dividend Payment Date (or on the Issue Date in the case of the first dividend payment period) and ending on the day preceding such later Dividend Payment Date.

        (c) Dividends payable on any Dividend Payment Date shall be payable to the Holders of record as they appear on the stock books of the Corporation at the close of business on such record dates as are fixed by the Board of Directors, provided that no record date shall be less than 10 nor more than 45 days prior to the applicable Dividend Payment Date. Dividends shall cease to accumulate in respect of the Series A Preferred on the date of their earlier redemption unless the Corporation shall have failed to pay the relevant redemption price on the Series A Preferred to be redeemed on the date fixed for redemption.

        (d) All dividends paid with respect to shares of the Series A Preferred shall be paid PRO RATA to the Holders entitled thereto.

        (e) Nothing contained herein shall in any way or under any circumstances be construed or deemed to require the Board of Directors to declare, or the Corporation to pay or set apart for payment, any dividends on any shares of the Series A Preferred at any time. The Board of Directors shall, in its sole discretion, determine the timing of the actual declaration and payment of the dividends.

------------------------
*   Fifth anniversary of the Issue Date.

        (f) (i) No full dividends shall be declared by the Board of Directors or paid or set apart for payment by the Corporation on any Parity Securities for any period unless full accumulated dividends have been or contemporaneously are declared and paid (or are deemed declared and paid) in full, or declared and a sum in cash is set apart sufficient for such payment, on the Series A Preferred for all dividends which have accumulated up to the date of payment of such full dividends on such Parity Securities. If any dividends are not so paid, all dividends declared upon shares of the Series A Preferred and any other Parity Securities shall be declared PRO RATA so that the amount of dividends declared per share on the Series A Preferred and such Parity Securities shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred and such Parity Securities bear to each other.

            (ii) So long as any share of the Series A Preferred is outstanding, the Corporation shall not declare, pay or set apart for payment any dividend on any Junior Securities (other than dividends in Junior Securities to the holders of Junior Securities) unless full cumulative dividends determined in accordance herewith on the Series A Preferred have been paid (or are deemed paid) in full for all full quarterly dividend periods ended prior to the date of such payment in respect of Junior Securities.

        (g) Dividends payable on the Series A Preferred for any period less than a year shall be computed on the basis of a 360-day year of twelve 30-day months and, for periods not involving a full calendar month, the actual number of days elapsed (not to exceed 30 days).

        (h) A reference in this Amended and Restated Certificate of Incorporation to dividends "deemed to have been paid" or words of similar meaning shall mean that, in respect of a particular dividend, such dividend has been declared and funds sufficient for the payment thereof have been segregated and irrevocably set apart and that there exists no legal or contractual impediment to the payment of such dividends.

    Section 4.  LIQUIDATION PREFERENCE.

        (a) In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, the Holders of shares of Series A Preferred then outstanding shall be entitled to be paid, out of the assets of the Corporation available for distribution to its stockholders, an amount in cash equal to the applicable Redemption Price thereof set forth in Section 5(a) hereof for each share outstanding, before any distribution shall be made or any assets distributed in respect of Junior Securities to the holders of any Junior Securities including, without limitation, Common Stock. If, upon any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, the amounts payable with respect to the Series A Preferred and all other Parity Securities are not paid in full, the holders of the Series A Preferred and the Parity Securities shall share equally and ratably in any distribution of assets of the Corporation first in proportion to the full liquidation preference (which, in the case of the Series A Preferred, is equal to the applicable Redemption Price) to which each is entitled until such preferences are paid in full, and then in proportion to their respective amounts of accumulated but unpaid dividends. After payment of the full amount of the liquidation preferences and all accumulated and unpaid dividends to which they are entitled, the Holders shall not be entitled to any further participation in any distribution of assets of the Corporation.

        (b) For purposes of this Section 4, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation, nor the consolidation or merger of the Corporation with or into one or more entities, shall be deemed to be a liquidation, dissolution or winding-up of the affairs of the Corporation.

    Section 5.  REDEMPTION.

        (a) OPTIONAL REDEMPTION. The Corporation may, at its option, redeem at any time or from time to time on or after the Issue Date (any such time, the "OPTIONAL REDEMPTION DATE"), from any source of funds legally available therefor, in whole or in part, in the manner provided for in Section 5(e) hereof, any or all of the shares of Series A Preferred then outstanding, at a price per share in cash equal to the Redemption Price (calculated as (A) a percentage of the sum of the Issue Price and all accumulated and unpaid dividends (assuming that no dividends had been paid with respect to the Series A Preferred), including any amount for any prorated dividend for the period from any Dividend Payment Date immediately prior to any Optional Redemption Date to such Optional Redemption Date and (B) then reducing such amount calculated in clause
    (A) by the sum of the amount of any cash dividends paid with respect to the Series A Preferred and an interest factor with respect to any such cash dividends accrued at the rate of 11% per annum from the date of payment of such cash dividend to the Redemption Date) if redeemed during the quarterly
    period beginning [                ]* of each of the years set forth below:

IF REDEEMED:                                                        REDEMPTION PRICE
------------                                                        ----------------
2000
      Prior to [end of first quarter date]........................       111.111%
      On or after [end of first quarter date] but prior to
        [end of second quarter date]..............................       110.527%
      On or after [end of second quarter date] but prior to
        [end of third quarter date]...............................       109.947%
      On or after [end of third quarter date] but prior to
        [end of fourth quarter date]..............................       109.369%
2001
      Prior to [end of first quarter date]........................       108.794%
      On or after [end of first quarter date] but prior to
        [end of second quarter date]..............................       108.223%
      On or after [end of second quarter date] but prior to
        [end of third quarter date]...............................       107.654%
      On or after [end of third quarter date] but prior to
        [end of fourth quarter date]..............................       107.088%
2002
      Prior to [end of first quarter date]........................       106.526%
      On or after [end of first quarter date] but prior to
        [end of second quarter date]..............................       105.966%
      On or after [end of second quarter date] but prior to
        [end of third quarter date]...............................       105.409%
      On or after [end of third quarter date] but prior to
        [end of fourth quarter date]..............................       104.855%
2003
      Prior to [end of first quarter date]........................       104.304%
      On or after [end of first quarter date] but prior to
        [end of second quarter date]..............................       103.756%
      On or after [end of second quarter date] but prior to
        [end of third quarter date]...............................       103.211%
      On or after [end of third quarter date] but prior to
        [end of fourth quarter date]..............................       102.669%

------------------------
*   Month and day of Issue Date.

IF REDEEMED:                                                        REDEMPTION PRICE
------------                                                        ----------------
2004
      Prior to [end of first quarter date]........................       102.130%
      On or after [end of first quarter date] but prior to
        [end of second quarter date]..............................       101.593%
      On or after [end of second quarter date] but prior to
        [end of third quarter date]...............................       101.059%
      On or after [end of third quarter date] but prior to
        [end of fourth quarter date]..............................       100.528%
      and thereafter..............................................       100.000%

    ; PROVIDED, HOWEVER, that no redemption of any shares of Series A Preferred held by Acquisition Company shall be made pursuant to this Section
    5(a) unless prior thereto the Corporation has received a written legal opinion of a nationally recognized law firm to the effect that the proceeds from any such redemption, to the extent of the liquidation preference of the Series A Preferred (exclusive of any and all accumulated but unpaid dividends thereon), should be treated as a distribution in part or full payment of such Series A Preferred in accordance with Section 302(a) of the Internal Revenue Code of 1986, as amended.

        (b) EVENT OF INITIAL PUBLIC OFFERING. On the date (the "IPO REDEMPTION DATE") of the consummation of an initial public offering of Common Stock (the "INITIAL PUBLIC OFFERING") that is registered under the Securities Act (as defined herein), the Corporation shall, at the election of the Holders of a majority of the shares of Series A Preferred then outstanding, written notice of which shall be given to the Corporation at least 15 days prior to the IPO Redemption Date in accordance with Section 16 hereof, either (i) redeem for cash out of funds legally available therefor, in the manner provided in Section 5(e) hereof, a number of shares of Series A Preferred having an aggregate liquidation preference (based upon the applicable Redemption Price) equal to 50% of the Net Proceeds of the Initial Public Offering, at a price per share equal to the applicable Redemption Price thereof set forth in Section 5(a) hereof, and/or (ii) redeem, in the manner provided in Section 5(e) hereof, a number of shares of Series A Preferred which have been designated by such Holders in exchange for and through the delivery of a number of shares of Common Stock equal to (A) the aggregate applicable Redemption Price of such shares of Series A Preferred as set forth in Section 5(a) hereof, divided by (B) the public offering price per share of Common Stock in the Initial Public Offering. No fractional shares of Common Stock shall be delivered to any Holder hereunder, but the Corporation instead shall pay an amount in cash (rounded to the nearest whole cent) equal to the same fraction of such public offering price per share of Common Stock.

        (c) PERIODIC REDEMPTION AT THE OPTION OF THE HOLDERS.

            (i) Upon the election of the Holders of a majority of the outstanding shares of Series A Preferred, the Corporation shall, within four months after the delivery of written notice (a "PERIODIC REDEMPTION NOTICE") of such election in accordance with Section 16 hereof (any such redemption date, a "PERIODIC REDEMPTION DATE"), redeem in cash, to the extent of funds legally available therefor, at a price per share equal to the applicable
    Redemption Price set forth in Section 5(a) hereof, (A) up to [         ]* of
    the shares of Series A Preferred outstanding on the date of delivery of any such Periodic Redemption Notice (the "PERIODIC REDEMPTION NOTICE DATE") at
    any time on or after [         ]**, subject to Section 5(c)(ii) hereof,
    (B) up to [         ] of the shares of Series A Preferred outstanding on the
    applicable Periodic Redemption Notice Date at any time on or after

------------------------
* The numbers in subparagraphs (A) and (B) should be one-third and two-thirds, respectively, of the shares of Series A Preferred issued on the Issue Date.

**  The end of the fifth anniversary of the Issue Date.

    [         ]***, subject to Section 5(c)(ii) hereof, and (C) any and all of
    the shares of Series A Preferred out standing on or after [         ]****
    (in any event, a "PERIODIC REDEMPTION").

            (ii) Notwithstanding the foregoing, the aggregate number of shares of Series A Preferred which may be required to be redeemed by the Corporation from any Holder pursuant to Sections 5(c)(i)(A) or (B) hereof shall be reduced by such number of shares of Series A Preferred as may have been previously sold by such Holder to any transferee who is not a Permitted Transferee (as such term is defined in the Stockholders' Agreement) of such Holder.

            (iii) Any Holder may elect to waive any right to require the Corporation to redeem its shares of Series A Preferred pursuant to Section 5(c) hereof.

        (d) PRO RATA. Subject to Section 5(c)(iii) hereof, in the event of a redemption pursuant to Sections 5(a), (b) or (c) hereof of only a portion of the then outstanding shares of Series A Preferred, the Corporation shall effect such redemption on a PRO RATA basis according to the number of shares of Series A Preferred held by each Holder.

        (e) PROCEDURES FOR REDEMPTION.

            (i) At least 30 days and not more than 60 days prior to the date fixed for any redemption of the Series A Preferred pursuant to Section
    5(a) or (c) hereof, and at least 5 days and not more than 10 days prior to the date fixed for any redemption of the Series A Preferred pursuant to
    Section 5(b) hereof, the Corporation shall provide written notice (the "REDEMPTION NOTICE") by first-class mail, postage prepaid, to each Holder of record on the record date fixed for such redemption of the Series A Preferred at such Holder's address as it appears on the stock books of the Corporation, provided, that no failure to give such notice nor any deficiency therein shall affect the validity of the procedure for the redemption of any shares of Series A Preferred to be redeemed except as to the Holder or Holders to whom the Corporation has failed to give such notice or except as to the Holder or Holders whose notice was defective. The Redemption Notice shall state:

           (A) the specific provision hereof pursuant to which such redemption is to be made;

           (B) whether all or less than all of the outstanding shares of Series A Preferred are to be redeemed and the total number of shares of Series A Preferred being redeemed;

           (C) the date fixed for redemption;

           (D) the applicable Redemption Price set forth in Section 5(a) hereof;

           (E) if the Corporation is required to exchange and deliver shares of Common Stock in payment of the Redemption Price in accordance with
       Section 5(b)(ii) hereof, the Corporation's computation of the number of shares of Common Stock exchangeable and deliverable as provided in
       Section 5(b)(ii) hereof;

           (F) that the Holder is to surrender to the Corporation, in the manner, at the place or places and at the price designated, such Holder's certificate or certificates representing the shares of Series A Preferred to be redeemed; and

           (G) that dividends on the shares of Series A Preferred to be redeemed shall cease to accrue on such redemption date unless the Corporation defaults in the payment of the Redemption Price.

            (ii) Each Holder shall surrender the certificate or certificates representing such Holder's shares of Series A Preferred being redeemed pursuant to this Section 5 to the Corporation, duly

------------------------
*** The end of the sixth anniversary of the Issue Date.

****The end of the seventh anniversary of the Issue Date.

    endorsed (or otherwise in proper form for transfer, as determined by the Corporation), in the manner and at the place designated in the Redemption Notice, and on the Optional Redemption Date, IPO Redemption Date or Periodic Redemption Date, as applicable, the full redemption price for such shares shall be payable to the Person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be canceled and retired. In the event that less than all of the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares. Holders of shares of Series A Preferred that are redeemed on the IPO Redemption Date in accordance with
    Section 5(b)(ii) hereof shall not be entitled to receive dividends declared and paid on any shares of Common Stock exchangeable and deliverable in payment of the redemption price for such shares of Series A Preferred, and such shares of Common Stock shall not be entitled to vote, until such shares of Common Stock are delivered upon the surrender of the certificates representing such shares of Series A Preferred. Upon such surrender, such Holders shall be entitled to receive such dividends declared and paid subsequent to such IPO Redemption Date and prior to the delivery of the Common Stock.

    Section 6.  VOTING RIGHTS.

        (a) The Holders, except as otherwise required under Delaware law or as set forth in this Section 6, shall not be entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of the Corporation.

        (b) Neither the creation, authorization or issuance of any shares of Senior Securities, Parity Securities or Junior Securities nor the increase or decrease in the amount of authorized Capital Stock of any class, including any Preferred Stock, shall require the consent of the Holders, nor shall any such action be deemed to affect adversely the rights, preferences, privileges or voting rights of the Holders.

        (c) The Corporation shall not, without the affirmative vote or consent of the Holders of at least a majority of the then outstanding shares of Series A Preferred, in each case, as the case may be, voting as a single class, given in person or by proxy, either in writing or by resolution adopted at a meeting of Holders:

           (i) directly or indirectly, declare or pay any dividend or make any other distribution in respect of Capital Stock, other than the Series A Preferred, and other than dividends in respect of Junior Securities payable solely in Junior Securities;

           (ii) directly or indirectly, redeem, repurchase or otherwise acquire any shares of Capital Stock, other than redemptions of the Series A Preferred in accordance with this Amended and Restated Certificate of Incorporation and other than pursuant to the Common Put, the JG Put and the Call (as such terms are defined in the Stock holders' Agreement), puts and calls of Common Stock owned by Management (as defined in the Management Subscription Agreement) to the extent provided in the Management Subscription Agreement, and calls of options to acquire Common Stock held by certain stock-holders of the Corporation to the extent provided in the New Management Option Plan;

           (iii) amend the Amended and Restated Certificate of Incorporation or by-laws of the Corporation if such amendment would adversely alter or change the rights, preferences or privileges of the Series A Preferred or otherwise so as to adversely effect the Series A Preferred;

           (iv) enter into or permit any of its subsidiaries to enter into any transaction (other than matters relating to compensation and terms and conditions of employment and any tax loans by the Corporation to certain stockholders of the Corporation (which loans shall not exceed $350,000 in the aggregate), and other than transactions between the Corporation and any of its Wholly Owned Subsidiaries (as defined in Section 18 of the Stockholders' Agreement), including, without limitation, any purchase, sale, lease or exchange of property, the rendering of any service or the payment of any management, advisory or similar fee, with any Affiliate unless (A) such transaction is determined by the Board of Directors to be on terms no less favor able to the Corporation and its subsidiaries than they would obtain in a comparable arm's length transaction with a Person which is not an Affiliate, and (B) if, as determined by the Board of Directors, such transaction has a value in excess of $5 million, the Corporation has obtained an opinion from an independent expert selected by the Board of Directors that such transaction is fair to the Corporation and its stockholders; or

           (v) merge, consolidate, sell substantially all of its assets or enter into any similar business combination if, as a result thereof, the Series A Preferred would continue to be outstanding and the Corporation's leverage following such transaction would be increased when compared to its leverage immediately prior to such transaction.

       (d) (i) If (A) any dividends on the Series A Preferred which have been declared and remain unpaid (regardless of whether any contractual or other restrictions apply to such payments or whether funds are legally available therefor) (a "DIVIDEND DEFAULT") or (B) the Corporation fails to redeem the Series A Preferred as may be required in accordance with Sec-tions 5(b) or (c) or Section 7(a) hereof (regardless of whether any contractual or other restrictions apply to such redemption or whether funds are legally available therefor) or fails to make payment under any Optional Redemption pursuant to Section 5(a) hereof (a "REDEMPTION DEFAULT"), and, in each case, such Dividend Default or Redemption Default, as applicable, shall not have been cured or waived by the Holders of at least a majority of the then out standing shares of Series A Preferred for two consecutive quarterly periods (a "VOTING RIGHTS TRIGGERING EVENT"), then the Holders of at least a majority of the shares of Series A Preferred then outstanding, voting separately and as a single class, shall have the right to elect one director to the Board of Directors, provided, that, in the event that more than one of the foregoing defaults occurs, at the same or at different times, the maximum number of directors that such Holders shall be entitled to elect is one.

           (ii) Holders shall have the exclusive right to elect one director to the Board of Directors as provided in Section 6(d)(i) hereof at a meeting therefor called upon occurrence of such Voting Rights Triggering Event, and at every subsequent meeting at which the terms of office of the director so elected by the Holders expire (other than as described in Section 6(d)(iii) hereof). Except as otherwise provided in this Amended and Restated Certificate of Incorporation the voting rights provided herein shall be the exclusive remedy at law or in equity of the Holders for any Voting Rights Triggering Event.

           (iii) Any director elected by the Holders pursuant to Section 6(d)(i) hereof may be removed from office at any time, but only for cause, and only by the affirmative vote of the Holders of at least a majority of the shares of Series A Preferred then outstanding.

           (iv) The right of the Holders, voting together as a separate class, to elect a director to the Board of Directors as set forth in Section 6(d)(i) hereof shall continue until such time as (A) in the event such right arises due to a Dividend Default, all declared and unpaid dividends that are in arrears on the Series A Preferred are paid in full in cash, and (B) in the event such right arises due to a Redemption Default, the Corporation remedies any such failure, breach or default giving rise to such Redemption Default, at which time (1) the special right of the Holders so to vote as a class for the election of a director and (2) the term of office of the director elected by the Hold-ers shall each terminate. At any time after voting power to elect a director shall have become vested and be continuing in the Holders pursuant to Section 6(d)(i) hereof, if a vacancy shall exist in the office of the director elected by the Holders, a proper officer of the Corporation may, and upon the written request of the Holders of record of at least 25% of the shares of Series A Preferred then outstanding ad dressed to the secretary of the Corporation shall, call a special meeting of the Holders for the purpose of electing the director which such Holders are entitled to elect. If such meeting shall not be called by a proper officer of the Corporation within

       20 days after personal service of such written request upon the Secretary of the Corporation, or within 20 days after mailing such notice within the United States by certified mail, addressed to the Secretary of the Corporation at its principal executive offices, than the Holders of record of at least 25% of the outstanding shares of Series A Preferred may designate in writing a Holder to call such meeting at the expense of the Corporation, and such meeting may be called by the Holder so designated, upon the notice required for the annual meetings of stockholders of the Corporation, and shall be held at the place for holding the annual meetings of stockholders. Any Holder so designated shall have, and the Corporation shall provide, access to the lists of stockholders to be called pursuant to the provisions hereof.

           (v) At any meeting held for the purpose of electing directors at which the Holders shall have the right, voting together as a separate class, to elect a director as provided above, (A) the presence in person or by proxy of the Holders of at least a majority of the outstanding shares of Series A Preferred entitled to vote thereat shall be required to constitute a quorum of such Series A Preferred and (B) the election of a director by Holders pursuant to Section 6(d)(i) hereof shall require the affirmative vote of at least a majority of the then outstanding shares of Series A Preferred.

        (e) In any case in which the Holders shall be entitled to vote pursuant to this Section 6 or pursuant to Delaware law, each Holder entitled to vote with respect to any matter shall be entitled to one vote for each share of Series A Preferred owned by such Holder.

    Section 7.  CHANGE OF CONTROL; SALE OF THE CORPORATION.

        (a) Immediately following the occurrence of (i) a Change of Control (the date of such occurrence being the "CHANGE OF CONTROL DATE") or (ii) a Sale of the Corporation (the date of such occurrence being the "SALE DATE"), the Corporation shall redeem (the "CHANGE OF CONTROL REDEMPTION" or the "SALE REDEMPTION," as applicable) all of the outstanding Series A Preferred at a cash price per share equal to the applicable Redemption Price set forth in
    Section 5(a) hereof (the "CHANGE OF CONTROL REDEMPTION PRICE" or the "SALE REDEMPTION PRICE," as applicable).

        (b) If practicable, within 5 Business Days prior to the Change of Control Date or the Sale Date, as applicable, the Corporation shall send by first-class mail, postage prepaid, to each Holder of record on the record date fixed for such redemption at such Holder's address as it appears on the stock books of the Corporation, a notice stating:

           (i) that the Change of Control Redemption or the Sale Redemption, as applicable, is being or will be made pursuant to this Section 7 and that all shares of Series A Preferred shall be subject to the terms and conditions set forth herein;

           (ii) the Change of Control Redemption Price or the Sale Redemption Price, as applicable, and the redemption date (which shall be the Change of Control Date or the Sale Date, as applicable);

           (iii) the number of shares of Series A Preferred held, as of the appropriate redemption date, by the Holder that the Corporation shall redeem;

           (iv) that, unless the Corporation defaults in the payment of the Change of Control Redemption Price or the Sale Redemption Price, as applicable, dividends on the shares of Series A Preferred shall cease to accumulate on the applicable redemption date, and all rights of Holders of such redeemed shares shall terminate, except for the right to receive payment therefor, on the applicable redemption date;

           (v) that the Holder is to surrender to the Corporation certificates representing all of the shares of Series A Preferred held by such Holder, properly endorsed for transfer, together with such customary documents as the Corporation and the transfer agent, if any, may reasonably require, in the manner and at the address specified in the notice prior to the close of business on the Business Day preceding the Change of Control Redemption Date or the Sale Redemption Date, as applicable; and

           (vi) a summary of any other procedures that a Holder must follow in connection with the Change of Control Redemption or the Sale Redemption, as applicable.

        (c) On the applicable redemption date, the Corporation shall (i) redeem the shares of Series A Preferred redeemed pursuant to the Change of Control Redemption or the Sale Redemption, as applicable, in accordance with the terms set forth in this Section 7, (ii) promptly mail, or cause the transfer agent, if any, to mail, to the Holders of shares so redeemed the Change of Control Redemption Price or the Sale Redemption Price, as applicable, therefor in cash, and (iii) cancel and retire each surrendered certificate. Unless the Corporation defaults in the payment of the Change of Control Redemption Price or the Sale Redemption Price, as applicable, dividends shall cease to accumulate with respect to the shares of Series A Preferred redeemed, and all rights of the Holders of such shares shall terminate, except for the right to receive payment therefor, on the Change of Control Redemption Date or the Sale Redemption Date, as applicable.

    Section 8. NO PREEMPTIVE RIGHTS. No shares of Series A Preferred shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities or such warrants, rights or options may be designated, issued or granted.

    Section 9. REISSUANCE OF SERIES A PREFERRED. Shares of Series A Preferred that have been issued and reacquired in any manner, including shares purchased or redeemed, shall (upon compliance with any applicable provisions of the laws of Delaware) have the status of authorized and unissued shares of Preferred Stock undesignated as to series and may be redesignated and reissued as part of any series of Preferred Stock.

    Section 10. BUSINESS DAY. If any payment or redemption shall be required by the terms hereof to be made on a day that is not a Business Day, such payment or redemption shall be made on the immediately succeeding Business Day.

    Section 11. MUTILATED OR MISSING SERIES A PREFERRED CERTIFICATES. If any of the Series A Preferred certificates shall be mutilated, lost, stolen or destroyed, the Corporation shall issue, in exchange and in substitution for and upon cancellation of the mutilated Series A Preferred certificate, or in lieu of and substitution for the Series A Preferred certificate lost, stolen or destroyed, a new Series A Preferred certificate of like tenor and representing an equivalent amount of shares of Series A Preferred, but only upon receipt of evidence of such loss, theft or destruction of such Series A Preferred certificate and indemnity, if requested, satisfactory to the Corporation and the transfer agent, if any.

    Section 12. SECTION HEADINGS, CONSTRUCTION. The headings of Sections in this Amended and Restated Certificate of Incorporation are provided for convenience only and shall not affect the construction or interpretation of any of the provisions hereof. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Part II of Article FOURTH of this Amended and Restated Certificate of Incorporation unless specifically noted otherwise.

    Section 13. RESTRICTIONS ON TRANSFER. The shares of Series A Preferred are transferable subject to the provisions of the Stockholders' Agreement. The Corporation shall cooperate with the request of the Holders of a majority of the shares of Series A Preferred in connection with any transfer of shares of Series A Preferred.

    Section 14. WAIVER. Any provision of this Part II of Article FOURTH of this Amended and Restated Certificate of Incorporation which, for the benefit of the Holders, prohibits, limits or restricts actions by the Corporation may be waived in whole or in part, or the application of all or any part of such provision in any particular circumstance or generally may be waived, in each case with the consent of the Holders of at least a majority of the shares of Series A Preferred then outstanding, either in writing or by vote at a meeting called for such purpose at which the Holders shall vote as a separate class.

    Section 15. SEVERABILITY OF PROVISIONS. If any right, preference or limitation of the Series A Preferred set forth in this Amended and Restated Certifi-cate of Incorporation filed pursuant hereto (as this Amended and Restated Certificate of Incorporation may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule or law or public policy, all other rights, preferences and limitations set forth in this Amended and Restated Certificate of Incorporation, as amended, which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect. No right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

    Section 16. NOTICE OF THE CORPORATION. All notices and other communications required or permitted to be given to the Corporation hereunder shall be made by first-class mail, postage prepaid, to the Corporation at its principal executive offices (currently located on the date of the adoption of this Amended and Restated Certificate of Incorporation at the following address:
Gleason Corporation, 1000 University Avenue, P.O. Box 22970, Rochester, New York 14692-2970, Attention: Secretary). Minor imperfections in any such notice shall not affect the validity thereof.

    Section 17. LIMITATIONS. Except as may otherwise be required by law, the shares of Series A Preferred shall not have any powers, preferences or relative, participating, optional or other special rights other than those specifically set forth in this Amended and Restated Certificate of Incorporation (as may be amended from time to time).

    Section 18.  ANNUAL AND QUARTERLY INFORMATION RIGHTS.

        (a) QUARTERLY REPORTS. As soon as available, but not later than 45 days after the end of each quarterly accounting period (other than the fourth quarter of any fiscal year), the Corporation shall furnish to each Holder a consolidated balance sheet of the Corporation as of the end of such period and consolidated statements of income, cash flows and changes in stockholders' equity for such quarterly accounting period and for the period commencing at the end of the previous fiscal year and ending with the end of such period, setting forth in each case in comparative form the corresponding figures for the corresponding period of the preceding fiscal year, all prepared in accordance with generally accepted accounting principals consistently applied, subject to normal year-end adjustments and the absence of footnote disclosure.

        (b) ANNUAL AUDIT. As soon as available, but not later than 90 days after the end of each fiscal year of the Corporation, the Corporation shall furnish to each Holder audited consolidated financial statements of the Corporation, which shall include statements of income, cash flows and changes in stockholders' equity for such fiscal year and a balance sheet as of the last day thereof, each prepared in accordance with generally accepted accounting principals consistently applied, and accompanied by the report of an independent accounting firm of recognized national standing selected by the Board of Directors (the "Accountants"). The Corporation and its subsidiaries shall maintain a system of accounting sufficient to enable the Accountants to render the report referred to in this Section 18(b).

    Section 19. DEFINITIONS. As used in this Part II of Article FOURTH of this Amended and Restated Certificate of Incorporation the following terms shall have the following meanings (with terms defined in the singular having comparable meanings when used in the plural and vice versa), unless the context otherwise requires:

        "ACQUISITION COMPANY" means Torque Acquisition Co., L.L.C., a Delaware limited liability company.

        "AFFILIATE" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

        "BOARD OF DIRECTORS" shall have the meaning provided in the first paragraph hereof.

        "BUSINESS DAY" means any day except a Saturday, a Sunday or any day on which banking institutions in New York, New York are required or authorized by law or other governmental action to be closed.

        "CAPITAL STOCK" means all equity securities of the Corporation.

        "CHANGE OF CONTROL" means the occurrence of one or more of the following events: (i) the approval by the holders of the Capital Stock of the Corporation of any plan or proposal for the liquidation, winding-up or dissolution of the Corporation; (ii) any "person" or "group" (within the meaning of Sections 13(d)(3) and 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1)under the Exchange Act), other than Acquisition Company and its Affiliates and the Voting Trust (as defined in the Stockholders' Agreement), becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding voting stock of the Corporation or any successor to all or substantially all of the Corporation's assets; or
    (iii) the first day on which a majority of the members of the Board of Directors are not Continuing Directors.

        "CHANGE OF CONTROL DATE" shall have the meaning provided in Section 7(a) hereof.

        "CHANGE OF CONTROL REDEMPTION" shall have the meaning provided in
    Section 7(a) hereof.

        "CHANGE OF CONTROL REDEMPTION PRICE" shall have the meaning provided in
    Section 7(a) hereof.

        "COMMON STOCK" means the voting and non-voting common stock, par value $1.00 per share, of the Corporation.

        "CONTINUING DIRECTORS" means, as of any date of determination, any member of the Board of Directors who (i) was a member of such Board of Directors immediately following the Issue Date or (ii) was nominated for election to such Board of Directors by Acquisition Company or the Voting Trust (as defined in the Stockholders' Agreement) or with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

        "CORPORATION" shall have the meaning provided in the first paragraph hereof.

        "DIVIDEND DEFAULT" shall have the meaning provided in Section 6(d)(i) hereof.

        "DIVIDEND PAYMENT DATE" means any date on which the Board of Directors shall, in its sole discretion, set for the payment of dividends.

        "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        "HOLDER" means a holder of shares of Series A Preferred as reflected in the stock books of the Corporation.

        "INITIAL PUBLIC OFFERING" shall have the meaning provided in
    Section 5(b) hereof.

        "IPO REDEMPTION DATE" shall have the meaning provided in Section 5(b) hereof.

        "ISSUE DATE" means [           ], 2000.*

        "JUNIOR SECURITIES" shall have the meaning provided in Section 2 hereof.

        "MANAGEMENT SUBSCRIPTION AGREEMENT" means the Management Subscription
    Agreement, dated as of          , 2000, by and among the Corporation and
    certain members of management of the Corporation.

        "NEW MANAGEMENT OPTION PLAN" means the New Management Option Plan, dated
    as of          , 2000, as adopted by the Board of Directors.

        "NET PROCEEDS" means the aggregate proceeds to the Corporation from an Initial Public Offering, less any underwriter commissions and related expenses.

        "OPTIONAL REDEMPTION DATE" shall have the meaning provided in
    Section 5(a) hereof.

        "PARITY SECURITIES" shall have the meaning provided in Section 2 hereof.

        "PERIODIC REDEMPTION" shall have the meaning provided in
    Section 5(c)(i) hereof.

        "PERIODIC REDEMPTION DATE" shall have the meaning provided in
    Section 5(c)(i) hereof.

        "PERIODIC REDEMPTION NOTICE" shall have the meaning provided in
    Section 5(c)(i) hereof.

        "PERIODIC REDEMPTION NOTICE DATE" shall have the meaning provided in
    Section 5(c)(i) hereof.

        "PERSON" means any individual, corporation, partnership, joint venture, association, limited liability company, joint-stock company, trust, unincorporated organization or government or agency or political subdivision thereof.

        "PREFERRED STOCK" means the preferred stock, par value $1.00 per share, of the Corporation.

        "REDEMPTION DATE" shall mean an Optional Redemption Date or Periodic Redemption Date, as the case may be.

        "REDEMPTION DEFAULT" shall have the meaning provided in Section 6(d)(i) hereof.

        "REDEMPTION NOTICE" shall have the meaning provided in Section 5(e)(i) hereof.

        "REDEMPTION PRICE" means, with respect to a share of Series A Preferred, a price equal to the applicable Redemption Price calculated in the manner set forth in Section 5(a) hereof.

        "RESOLUTION" shall have the meaning provided in the first paragraph hereof.

        "SALE DATE" shall have the meaning provided in Section 7(a) hereof.

        "SALE OF THE CORPORATION" means (i) a sale of all or substantially all of the consolidated assets of the Corporation or (ii) the transfer or other disposition of more than 50% of the outstanding Common Stock, in each case with respect to clauses (i) and (ii), in a single transaction or series of related transactions, whether accomplished by stock purchase, asset purchase, merger, recapitalization, reorganization or other transaction.

        "SALE REDEMPTION" shall have the meaning provided in Section 7(a) hereof.

        "SALE REDEMPTION PRICE" shall have the meaning provided in Section 7(a) hereof.

        "SECURITIES ACT" means the Securities Exchange Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        "SENIOR SECURITIES" shall have the meaning provided in Section 2 hereof.

------------------------
*   Would be the Closing Date of the Merger.

        "SERIES A PREFERRED" shall have the meaning provided in Section 1 hereof.

        "STOCKHOLDERS' AGREEMENT" means the Stockholders' Agreement, dated as of November 29, 1999, by and among the Corporation, Torque Acquisition Co., L.L.C., a Delaware limited liability company and a wholly owned subsidiary of Vestar Capital Partners IV, L.P., Gleason Foundation and certain stockholders of the Corporation.

        "VOTING RIGHTS TRIGGERING EVENT" shall have the meaning provided in
    Section 6(d)(i) hereof.

    FIFTH: In furtherance and not in limitation of the powers conferred upon it by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend, alter or repeal from time to time the By-laws of the Corporation in any manner not inconsistent with the GCL or this Amended and Restated Certificate of Incorporation.

    SIXTH: The Corporation reserves the right at any time and from time to time to amend, alter or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner now or as hereafter prescribed by law or this Amended and Restated Certificate of Incorporation, and all rights, preferences and privileges conferred upon stockholders, directors and officers by and pursuant to this Amended and Restated Certificate of Incorporation in its present form or as hereafter amended are subject to the rights reserved in this Article SIXTH.

    SEVENTH: No director of the Corporation shall be held personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal of this Article SEVENTH, or any amendment of this Article SEVENTH insofar as it would in any way enlarge the liability of any director of the Corporation, shall be ineffective with respect to any acts or omissions occurring prior to the date of such repeal or amendment.

    IN WITNESS WHEREOF, the undersigned has signed this Amended and Restated
Certificate of Incorporation this       day of          , 2000.

--------------------------------------------------------------------------------

ATTEST:

---------------------------------------------

                                                                         ANNEX C
                                                         AS AMENDED       , 2000

                          AMENDED AND RESTATED BY-LAWS
                                       OF
                              GLEASON CORPORATION
                     (HEREINAFTER CALLED THE "CORPORATION")

                                   ARTICLE I

                                    OFFICES

    SECTION 1. REGISTERED OFFICE. The registered office of the Corporation shall be in the City of WILMINGTON, County of NEW CASTLE, State of Delaware.

    SECTION 2. OTHER OFFICES. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

                                   ARTICLE II

                                  STOCKHOLDERS

    SECTION 1. ANNUAL MEETINGS. The annual meeting of the stockholders for the election of directors and the transaction of other proper business shall be held on such date and at such time and place as the Board of Directors may designate.

    SECTION 2. SPECIAL MEETINGS. Special meetings of the stockholders may be called at any time by the Board of Directors.

    SECTION 3. PLACE OF MEETINGS. Meetings of stockholders of the Corporation shall be held at such place, either within or without the State of Delaware, as shall be fixed by the Board of Directors and specified in the notice of said meeting. Unless otherwise provided by action of the Board of Directors, all meetings of stockholders shall be held at the principal office of the Corporation.

    SECTION 4.  NOTICE OF MEETINGS.

    (a) Notice of each meeting of stockholders shall be in writing and shall state the place, date, and hour of the meeting. Notice of a special meeting shall state the purpose or purposes for which the meeting is being called and shall indicate that the notice is being issued by or at the direction of the person or persons calling the meeting. If, at any meeting, action is proposed to be taken which would, if taken, entitle stockholders to the appraisal rights of
Section 262 of the Delaware General Corporation Law, the notice of such meeting shall indicate that appraisal rights are available and shall include a copy of
Section 262 of the Delaware General Corporation Law.

    (b) A copy of the notice of any meeting shall be given personally or by mail not less than ten (10) (not less than twenty (20) if action is proposed to be taken which would, if taken, entitle stockholders to the appraisal rights of
Section 262 of the Delaware General Corporation Law) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at the meeting. If mailed, such notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Corporation.

    (c) Notice of meetings need not be given to any stockholder who submits a signed waiver of notice in person or by proxy whether before or after the meeting. The attendance of any stockholder at a meeting in person or by proxy shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

    SECTION 5. QUORUM. At any annual or special meeting of the stock holders, except where otherwise provided by law or the Certificate of Incorporation, the holders of a majority of the shares entitled to vote thereat, present in person or by proxy, shall constitute a quorum for the transaction of any business. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders.

    SECTION 6. ADJOURNED MEETINGS. The stockholders present at a meeting in person or by proxy may adjourn the meeting to another time and place, despite the absence of a quorum, and it shall not be necessary to give any notice of the adjourned meeting, if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. However, if the adjournment is for more than thirty days, or if after the adjournment the Board fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record on the new record date entitled to notice under Section 4 of this Article II. At the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting.

    SECTION 7.  PROXIES.

    (a) Every stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

    (b) Without limiting the manner in which a stockholder may authorize another person or persons to act for him as proxy pursuant to Subsection (a) of this Section, the following shall constitute a valid means by which a stock holder may grant such authority:

        (i) A stockholder may execute a writing authorizing another person or persons to act for him as proxy, execution thereof being accomplished by the stockholder or his authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature.

        (ii) A stockholder may authorize another person or persons to act for him as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be deter mined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. If it is determined that such telegrams, cablegrams or other electronic transmissions are valid, the inspectors shall specify the information upon which they relied.

    (c) Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to Subsection (b) of this Section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

    SECTION 8. ORGANIZATION. At every meeting of stockholders, the Chief Executive Officer or, in his absence, the Chairman of the Board or the President or, in the absence of all of them, such person as the Board of Directors shall designate shall act as chairman of the meeting, unless the stockholders shall appoint another chairman. The Secretary or, in his absence, an Assistant Secretary, shall act as secretary of the meeting, and, in the absence of both the Secretary and an Assistant Secretary, a person selected by the chairman of the meeting shall act as secretary of the meeting.

    SECTION 9.  VOTING.

    (a) At each meeting of stockholders each stockholder of record of the Corporation entitled to vote at the meeting shall be entitled to cast one vote for each share of stock of the Corporation registered in his name on the books of the Corporation on the record date for the meeting. Whenever any corporate action, other than the election of directors, is to be taken by a vote of the stockholders, it shall, except as otherwise required by law, the Certificate of Incorporation, these Bylaws or the Stockholders' Agreement, dated as of November 29, 1999, by and among Torque Acquisition Co., L.L.C. and certain stockholders of the Company (the "Stockholders' Agreement"), be authorized by a majority of the votes cast at a meeting of stockholders by the holders of shares entitled to vote thereon. Such votes may be cast in person or by proxy.

    (b) The Board of Directors, or the Chief Executive Officer, or such other officer as will in his absence preside at the meeting, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and to make a written report thereof, and may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of an inspector with strict impartiality and according to the best of his ability.

    (c) The inspectors shall (i) ascertain the number of shares out standing and the voting power of each, (ii) determine the shares represented at a meeting and the validity of proxies and ballots, (iii) count all votes and ballots,
(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist them in the performance of their duties as inspectors.

    (d) The time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls.

    (e) In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, and information provided in accordance with
Section 7(b)(2) of this Article II, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, they shall at the time they make their certification pursuant to Subsection (c)(v) of this Section 9 specify the precise information considered by them including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors' belief that such information is accurate and reliable.

    SECTION 10. LIST OF STOCKHOLDERS. It shall be the duty of the Secretary or other officer of the Corporation who shall have charge of its stock ledger, either directly or through another officer of the Corporation designated by him or through a transfer agent or transfer clerk appointed by the Board of Directors, to prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote thereat, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder and the number of shares registered in the name of each stock holder. Such list shall be open to the examination of any stockholder, for a purpose germane to the meeting, during ordinary business hours, for said ten (10) days, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of meeting, or, if not so specified, at the place where the meeting is to be held. This list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present thereat. The original or duplicate stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, such list or the books of the Corporation, or to vote in person or by proxy at such meeting.

                                  ARTICLE III

                               BOARD OF DIRECTORS

    SECTION 1. POWER OF BOARD AND QUALIFICATION OF DIRECTORS. The business and affairs of the Corporation shall be managed under the direction of its Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or these By-laws required to be exercised or done by the stockholders. A director need not be a stockholder.

    SECTION 2. NUMBER AND TERM. The Board of Directors shall consist of not less than five nor more than seven members, the number of directors within such limits to be determined from time to time by resolution of a majority of the entire Board of Directors, provided that no decrease in the number of directors shall shorten the term of any incumbent director, except as provided by the Stockholders' Agreement.

    SECTION 3. ELECTION. Directors shall, except as otherwise required by law or by the Stockholders' Agreement, be elected by a plurality of the votes cast at a meeting of stockholders by the holders of shares entitled to vote in the election.

    SECTION 4. RESIGNATION AND REMOVAL. Any director may resign at any time by giving written notice to the Corporation. Such resignation shall take effect at the time specified in such notice or, if no time is specified, on delivery. Subject to the terms of the Stockholders' Agreement, directors may be removed for cause.

    SECTION 5. NEWLY CREATED DIRECTORSHIPS AND VACANCIES. Subject to the terms of the Stockholders' Agreement, newly created directorships and vacancies occurring in the Board of Directors for any reason may be filled by a majority of the directors then in office, although less than a quorum or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors have been elected and qualified, or until their earlier death, resignation or removal.

    SECTION 6. ORGANIZATIONAL AND REGULAR MEETINGS. As soon as practical after each annual election of directors, the Board of Directors shall meet for the purposes of organization, the election of officers and the transaction of other business. Regular meetings of the Board of Directors shall be held at such place or places and on such days and at such hours as the Board of Directors may by resolution appoint. Notice of organizational meetings and regular meetings need not be given.

    SECTION 7. SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by the Chairman of the Board or President or by any two directors. Notice of a special meeting shall state the date, place and time of such meeting, and shall be deemed sufficient if given orally, delivered in writing (including by facsimile) or sent by telegram not less than twelve (12) hours before the meeting or mailed not less than forty-eight (48) hours before the meeting.

    SECTION 8. WAIVER OF NOTICE. Notice of a meeting need not be given to any director if waived by him in writing or by telegraph, cable, wireless, or other form of recorded communication, whether before or after the meeting or who attends the meeting.

    SECTION 9.  QUORUM AND ACTION BY THE BOARD.

    (a) Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business; provided, however, that at least one of each of the Acquisition Company Directors and Voting Trust Directors (as such terms are defined in the Stockholders' Agreement) must be present in order to constitute a quorum. Subject to the provisions of the Stockholders' Agreement, the affirmative vote of a majority of directors present at the time of the vote if a quorum, as defined in this Section 9(a), is present shall be the act of the Board.

    (b) Any action required or permitted to be taken by the Board of Directors, or any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing and such writing or writings are filed with the minutes of the proceedings of the Board or committee.

    (c) Any one or more members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at a meeting.

    SECTION 10. ADJOURNED MEETINGS. A majority of the directors present at a meeting, whether or not a quorum is present, may adjourn the meeting to another time and place without notice to any director, except that such notice shall be given to all directors not present at the time of adjournment if such adjournment is to a time more than forty-eight (48) hours subsequent.

    SECTION 11. COMPENSATION. The Board of Directors shall have authority to fix the compensation of directors for services in any capacity and shall fix the compensation of the Chairman of the Board and President.

    SECTION 12.  INTERESTED DIRECTORS.

    (a) No contract or other transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, firm, association or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason or solely because such director or officer is present at or participates in the meeting of the Board of Directors or committee thereof, which authorizes such contract or transaction, or solely because his or their votes are counted for such purpose, if:

        (i) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board or committee, and the Board or committee in good faith authorizes such contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum, or

        (ii) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and such contract or transaction is specifically approved in good faith by vote of the stockholders, or

        (iii) The contract or transaction is fair as to the Corporation at the time it is authorized, approved, or ratified by the Board, a committee thereof, or the stockholders.

                                   ARTICLE IV

                                   COMMITTEES

    SECTION 1. COMMITTEES. The Board of Directors may, by resolution passed by a majority of the whole Board, designate from among its members one or more committees each of which shall consist of three or more directors and shall serve at the pleasure of the Board. The Board may designate one or more directors as alternate members of any such committee who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Each committee shall have such powers and authority as provided in the resolution of the Board establishing such committee, but no committee shall have power or authority in reference to:

        (i) Amending the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors as provided in Section 151(a) of the Delaware General Corporation Law, fix any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation).

        (ii) Amending the By-laws of the Corporation.

        (iii) Adopting an agreement of merger or consolidation.

        (iv) Recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets.

        (v) Recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution.

Unless a resolution of the Board expressly so provides, no committee shall have the power or authority to declare a dividend, to authorize the issuance of stock, or to adopt a certificate of ownership and merger pursuant to Section 253 of the Delaware General Corporation Law.

    SECTION 2. Rules of Procedure. Except to the extent otherwise determined by the Board of Directors, each committee shall fix its own rules of procedure. Regular meetings of each committee shall be held at such times as may be fixed from time to time by resolution of the Board or the committee. Special meetings shall be held whenever called by the Chief Executive Officer or the chairman of the committee. No notice need be given of regular meetings. Notice of special meetings shall comply with Article III, Section 7, of the By-laws. At all meetings of committees a majority of the members of the committee shall constitute a quorum.

                                   ARTICLE V

                                    OFFICERS

    SECTION 1. OFFICERS ENUMERATED. The officers of the Corporation shall be a Chairman of the Board, President, one or more Vice Presidents, a Secretary and a Treasurer, and such other officers as the Board of Directors may in its discretion elect or appoint. Any two or more offices may be held by the same person.

    SECTION 2. CHAIRMAN OF THE BOARD. The Chairman of the Board of Directors, if there is one, shall preside at all meetings of the Board of Directors at which he is present, and shall, if he is not the Chief Executive Officer, perform such other duties and exercise such other powers which may from time to time be as signed to him by the Chief Executive Officer or the Board of Directors.

    SECTION 3. PRESIDENT. The President shall, in the absence of the Chairman of the Board, preside at all meetings of the Board of Directors at which he is present, and shall, if he is not the Chief Executive

Officer, perform such other duties and exercise such other powers which may from time to time be assigned to him by the Chief Executive Officer or the Board of Directors.

    SECTION 4. CHIEF EXECUTIVE OFFICER. The Chief Executive Officer shall be either the Chairman of the Board or the President, as the Board of Directors shall from time to time determine, and shall have general powers and duties of management of the Corporation's business and affairs, subject to the control of the Board of Directors, shall preside at meetings of stockholders and shall perform such duties which may from time to time be assigned to him by the Board of Directors. The duties of the Chief Executive Officer shall in the event of his absence or disability be performed by such other officer as he or the Board of Directors shall designate.

    SECTION 5. VICE PRESIDENTS. The Vice President or, if there be more than one, Vice Presidents may be designated by such title or titles as the Board of Directors may determine, and each Vice President shall perform such duties as may be assigned to him from time to time by the Chief Executive Officer or the Board of Directors.

    SECTION 6. TREASURER. The Treasurer shall have the care and custody of the funds and securities of the Corporation, shall deposit such funds in the name of the Corporation in such banks, trust companies or other depositories as are designated by the Board of Directors, shall have supervision over the accounts of receipts and disbursements of the Corporation, shall sign such instruments as require his signature, and shall perform such other duties as usually pertain to his office or as may be assigned to him by the Chief Executive Officer or the Board of Directors.

    SECTION 7. SECRETARY. The Secretary, when authorized by the Board of Directors, shall issue notices of all meetings of stockholders, and, when authorized by the Chairman of the Board, the President or any two directors, shall issue notices of meetings of the Board of Directors where notice is required, shall keep the minutes of all meetings of stockholders and the Board of Directors, shall sign such instruments as require his signature, shall be custodian of the corporate seal and shall affix it to documents on which it is duly required, and shall perform such other duties as usually pertain to his office or as may be assigned to him by the Chief Executive Officer or the Board of Directors.

    SECTION 8. OTHER OFFICERS. The Board of Directors may elect or appoint such other officers as from time to time it may determine, which officers shall perform such duties as may be assigned to them by the Chief Executive Officer or the Board of Directors.

    SECTION 9.  TERM OF OFFICES.  The officers required by Section 1 of this
Article V shall be elected or appointed annually by the Board of Directors at its organizational meeting following the annual meeting of stockholders. Unless a shorter term is provided by the Board when electing or appointing each officer, each officer shall hold office until the organizational meeting of the Board following the next annual meeting of stockholders and until his successor, if one is required, has been elected or appointed and qualified.

    SECTION 10. REMOVAL OF OFFICERS. Subject to the terms of the Stock holders' Agreement, any officer may be removed by the Board of Directors, with or without cause, at any time. Removal of an officer without cause shall be without prejudice to his contract rights, if any, but his election as an officer shall not of itself create contract rights.

    SECTION 11. RESIGNATIONS. Any officer may, subject to any contract rights of the Corporation, resign at any time by giving written notice to the Secretary. Such resignation shall take effect at the time specified in such notice or, if no time is specified, on delivery.

    SECTION 12. PROXIES IN RESPECT OF SECURITIES OF OTHER CORPORATIONS. Unless otherwise provided by resolution adopted by the Board of Directors, the Chairman of the Board, the President, a Vice President, or the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, or any one of them, may exercise or appoint an attorney or attorneys, or an agent or agents, to exercise in the name and on behalf of the corporation the powers and rights which the Corporation may have as the holder of stock or other securities in any other corporation to vote or to consent in respect of such stock or other securities; may instruct the person or persons so appointed as to the manner of exercising such powers and rights; and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal, or otherwise, all such ballots, consents, proxies, powers of attorney or other written instruments as they or any of them may deem necessary in order that the Corporation may exercise such powers and rights. Any stock or other securities in any other corporation which may from time to time be owned by or stand in the name of the Corporation may, without further action, be endorsed for sale or transfer or sold or transferred by the Chairman of the Board, the President or a Vice President, or the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer of the Corporation.

                                   ARTICLE VI

                     STOCK CERTIFICATES AND THEIR TRANSFER

    SECTION 1. STOCK CERTIFICATES. The shares of the Corporation shall be represented by certificates. Every stockholder shall be entitled to have a certificate in such form as approved from time to time by the Board of Directors representing the shares of stock of the Corporation owned by him, signed in the name of the Corporation by the Chairman of the Board, the President or a Vice President and by the Treasurer or an Assistant Treasurer or by the Secretary or an Assistant Secretary. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

    SECTION 2. TRANSFER OF SHARES. Shares of the Corporation shall be transferred on the books of the Corporation only upon surrender to the Corporation or its authorized transfer agent of the certificate duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer. Every certificate surrendered to the Corporation shall be cancelled, and no new certificate shall be issued in exchange therefor until the old certificate has been surrendered and cancel led. The Board of Directors shall have power and authority to make all such rules and regulations as it may deem expedient, not inconsistent with this section of the By-Laws, concerning the issue, registration and transfer of certificates for shares, and may appoint transfer agents and registrars thereof.

    SECTION 3. REGISTERED STOCKHOLDERS. Except as otherwise provided by law, the Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends or other distributions, and to vote as such owner, and shall not be bound to recognize any equitable or legal claim to or interest in such share or shares on the part of any person.

    SECTION 4.  RECORD DATE.

    (a) For the purpose of determining the stockholders entitled to notice of, or vote at, any meeting of stockholders or any adjournment thereof, or determining stockholders entitled to receive payment of any dividend or other distribution or the allotment or any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix in advance a record date which shall be not more than sixty (60) nor less than ten (10) days before the date of any such meeting, nor more than sixty (60) days prior to any other such action.

    (b) In each such case, except as otherwise provided by law, only such persons as shall be stockholders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend or such allotment of rights, or otherwise to be recognized as stockholders for the purpose of any other action affecting the interests of stock holders, notwithstanding any registration of transfer of shares on the books of the Corporation after any such record date so fixed.

    SECTION 5. LOST, STOLEN OR DESTROYED CERTIFICATES. The Board of Directors may direct a new certificate for shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such allegedly lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

                                  ARTICLE VII

                               GENERAL PROVISIONS

    SECTION 1. DIVIDENDS. Dividends on the outstanding shares of the Corporation may be declared and paid out of the surplus or in the case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, as often and in such amounts as the Board of Directors may determine.

    SECTION 2. OBLIGATIONS. All checks, drafts and other orders for the payment of money out of the funds of the Corporation and all notes or other evidence of indebtedness of the Corporation shall be signed on behalf of the Corporation by such officer or officers or other person or persons as shall be designated by the Board of Directors.

    SECTION 3. SEAL. The seal of the Corporation shall be in the form approved by the Board of Directors and shall at least bear the name of the Corporation and its year of incorporation.

    SECTION 4. FISCAL YEAR. The fiscal year of the Corporation shall end on December 31 of each year.

                                  ARTICLE VIII

                                INDEMNIFICATION

    SECTION 1. INDEMNIFICATION. To the full extent authorized by law, the Corporation shall indemnify any person made, or threatened to be made, a party in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Corporation, or is serving or served any other corporation, or any partnership, joint venture, trust, employee benefit plan or other enterprise, in any such capacity at the request of the Corporation, ("indemnitee") against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection therewith.

    SECTION 2. ADVANCEMENT OF EXPENSES. Expenses actually and reasonably incurred by an indemnitee in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon an undertaking by or on behalf of such indemnitee to repay such amount if it shall ultimately be determined, by final judicial decision from which there is no further right of appeal, that he is not entitled to be indemnified by the Corporation. The indemnitee shall, however, cooperate in good faith with any request by the Corporation that common counsel be used by parties to such action or proceeding who are similarly situated unless it would be inappropriate to do so because of actual or potential conflicts between the interests of such parties.

    SECTION 3.  SUIT FOR INDEMNIFICATION.  If a claim for indemnification under
Section 1 is not paid in full within sixty days, or if a claim for advancement of expenses under Section 2 is not paid in full within twenty days, after receipt of the written claim by the Corporation, the indemnitee may at any time thereafter prior to such payment bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in such suit, the indemnitee shall be entitled also to recover from the Corporation that proportion of the expenses (including attorneys' fees) actually and reasonably incurred by him in such suit as the amount recovered therein bears to the amount of his unpaid claim or claims sued upon. Neither the failure of the Board of Directors, legal counsel or the stockholders of the Corporation to make a determination that the indemnitee is entitled to indemnification, nor a determination by any of them that he is not entitled to indemnification, for whatever reason, shall create a presumption in such a suit that the indemnitee has not met the applicable standard of conduct or be a defense to such suit. In any such suit the burden of establishing that the indemnitee is not entitled to indemnification or advancement of expenses shall be on the Corporation.

    SECTION 4. CONTRACT RIGHT. This Article shall be deemed to constitute a contract between the Corporation and each person who serves as a director or officer at any time while this Article is in effect. No repeal or amendment of this Article, insofar as it reduces the extent of the indemnification of any such person shall without his written consent be effective as to such person with respect to any event, act or omission occurring or allegedly occurring prior to (a) the date of such repeal or amendment if on that date he is not serving as a director or officer, or (b) the thirtieth day following delivery to him of written notice of such amendment as to any such capacity in which he is then serving for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise at the Corporation's request, or
(c) the later of the thirtieth day following delivery to him of such notice or the end of the term of any office (for whatever reason) he is serving as director or officer of the Corporation on the date of such repeal or amendment, with respect to service in that capacity. This Article shall be binding on any successor to the Corporation. The right to indemnification and advancement of expenses provided by this Article shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such person.

    SECTION 5. INDEMNIFICATION OF EMPLOYEES AND AGENTS. The Corporation may, to the extent authorized by the Board of Directors, grant rights of indemnification and advancement of expenses to any employee or agent of the Corporation to the full extent of the provisions of this Article with respect to indemnification and advancement of expenses of directors and officers of the Corporation.

    SECTION 6. NON-EXCLUSIVITY. The indemnification provided by this Article shall not be deemed exclusive of any other rights to which any person covered hereby may be entitled other than pursuant to this Article.

                                   ARTICLE IX

                                   AMENDMENTS

    SECTION 1. AMENDMENTS. Subject to the terms of the Stockholders' Agreement, the By-laws of the Corporation may be amended, repealed or adopted by vote of the holders of the shares entitled to vote or by the Board of Directors.

                                                                         ANNEX D

                               TERMS OF WARRANTS

    TERMS NOT OTHERWISE DEFINED HEREIN HAVE THE MEANING GIVEN TO THEM IN THAT CERTAIN STOCKHOLDERS AGREEMENT DATED AS OF NOVEMBER 29, 1999 AMONG GLEASON CORPORATION AND CERTAIN OF ITS STOCKHOLDERS (THE "STOCKHOLDERS AGREEMENT").

Issuer....................................  Gleason Corporation ("COMPANY").

Holders...................................  Each party who receives a Warrant pursuant to the terms of the Merger Agreement is referred to as an "INITIAL
                                            HOLDER." To the extent, such Initial Holder is the
                                            Gleason Foundation ("FOUNDATION HOLDER"), the Foundation
                                            Holder and the Foundation Holder's Permitted Transferees
                                            are each referred to as a "FOUNDATION ORIGINAL HOLDER,"
                                            and, the Foundation Holder and the Foundation Holder's
                                            Permitted Transferees are collectively referred to as
                                            the "FOUNDATION HOLDER GROUP." To the extent such
                                            Initial Holder is Torque Acquisition Co., L.L.C.
                                            ("ACQUISITION HOLDER"), the Acquisition Holder and the
                                            Acquisition Holder's Permitted Transferees are each
                                            referred to as an "ACQUISITION ORIGINAL HOLDER," and,
                                            the Acquisition Holder and the Acquisition Holder's
                                            Permitted Transferees are collectively referred to as
                                            the "ACQUISITION HOLDER GROUP." Foundation Original
                                            Holders and Acquisition Original Holders are
                                            collectively referred to as "ORIGINAL HOLDERS."

Investment................................  An aggregate amount equal to 10% of the aggregate investment by the Initial Holders at the time of the
                                            Closing in respect of the Warrants and Preferred Stock.

Warrants..................................  The number of detachable Warrants to be issued by the
                                            Company in connection with the Merger (as defined in the
                                            Merger Agreement) is equal to the aggregate number of
                                            shares of Common Stock which has been converted into the
                                            Series A Preferred/Warrant Consideration (as such term
                                            is defined in the Merger Agreement). Each Warrant shall
                                            initially entitle the holder to acquire one share of
                                            Common Stock, subject in each case to anti-dilution
                                            adjustments, as described below. In the event that
                                            additional shares of Preferred Stock and Warrants are to
                                            be sold pursuant to Section 6.11 of the Merger
                                            Agreement, the number of detachable Warrants to be
                                            issued by the Company pursuant to such Section 6.11
                                            shall be equal to the aggregate cash consideration paid
                                            in respect of such Preferred Stock and Warrants divided
                                            by the Offer Price.

Merger Consideration Adjustment(1)........  The Merger consideration with respect to each Warrant shall be adjusted as follows: (i) upon the achievement
                                            by the Foundation Original Holder Group of the Initial
                                            Hurdle Rate (as defined below) or the Acquisition
                                            Original Holder Group of the Initial Hurdle Rate (as
                                            defined below), as the case may be, each Foundation
                                            Original Holder or Acquisition Original Holder, as the
                                            case may be, shall be obligated to promptly pay the

                                            Company as a contribution to capital an amount equal to
                                            its Pro Rata Share (as defined below) of the Initial
                                            Adjustment Amount (as defined below), and (ii) upon the
                                            achievement by the Foundation Original Holder Group of
                                            the Final Hurdle Rate (as defined below) or the
                                            Acquisition Original Holder Group of the Final Hurdle
                                            Rate (as defined below), as the case may be, each
                                            Foundation Original Holder or Acquisition Original
                                            Holder, as the case may be, shall be obligated to
                                            promptly pay to the Company as a contribution to capital
                                            an amount equal to an amount equal to its Pro Rata Share
                                            of the Final Adjustment Amount (as defined below). In
                                            the case of Acquisition Holder Group, the obligations of
                                            Acquisition Holder and its Permitted Transferees to make
                                            the foregoing capital contributions shall be the
                                            obligation of Acquisition Holder on behalf of itself and
                                            any such transferee, the payment of which shall be
                                            guaranteed by Vestar Capital Partners IV, L.P. In the
                                            case of the Foundation Holder Group, the obligations of
                                            the Foundation Holder and its Permitted Transferees to
                                            make the foregoing capital contributions shall be the
                                            obligation of the Foundation Holder on behalf of itself
                                            and any such transferee. To the extent an Original
                                            Holder receives freely tradeable marketable securities
                                            in the achievement of its respective Initial Hurdle Rate
                                            or Final Hurdle Rate, as the case may be, such Original
                                            holder may satisfy its respective obligations to the
                                            Company by delivering to the Company an amount of such
                                            freely tradeable marketable securities having a Fair
                                            Market Value (which is the same Fair Market Value that
                                            was determined in calculating the achievement of the
                                            Initial Hurdle Rate or the Final Hurdle Rate, as the
                                            case may be) equal to the Initial Adjustment Amount or
                                            Final Adjustment Amount, as the case may be, PROVIDED
                                            that if such Original Holder receives a combination of
                                            cash and freely tradeable marketable securities in the
                                            achievement of either the Initial Hurdle Rate or the
                                            Final Hurdle Rate, it may satisfy its obligation to the
                                            Company by delivery of a combination of such freely
                                            tradeable marketable securities (based on such Fair
                                            Market Value) and cash.

                                            "FAIR MARKET VALUE" means the average of the closing
                                            prices of the sales of such security on all securities
                                            exchanges on which such security may at the time be
                                            listed, or, if there have been no sales on any such
                                            exchange on any day, the average of the highest bid and
                                            lowest asked prices on all such exchanges at the end of
                                            such day, or, if on any day such security is not so
                                            listed, the average of the representative bid and asked
                                            prices quoted in the NASDAQ System as of 4:00 PM,
                                            Eastern Time, or, if on any day such security is not
                                            quoted in the NASDAQ System, the average of the highest
                                            bid and lowest asked prices on such day in the domestic
                                            over-the-counter market as reported by the National
                                            Quotation Bureau Incorporated, or any similar successor
                                            organization, in each such case averaged over a period
                                            of 21 days consisting of the day as of which the fair
                                            market value

                                            is being determined and the 20 consecutive trading days
                                            prior to such day; PROVIDED, HOWEVER, that if such
                                            holder holds more than 5% of the aggregate outstanding
                                            amount of such securities, the fair market value of such
                                            securities shall be determined by an Appraiser employing
                                            a methodology that takes into account lack of liquidity
                                            and any other discount factors such Appraiser deems
                                            appropriate.

                                            "FINAL ADJUSTMENT AMOUNT" means, with respect to the
                                            Foundation Holder Group or Acquisition Holder Group, as
                                            the case may be, an amount equal to the excess, if any,
                                            of (x) the actual amount that the Foundation Holder
                                            Group or Acquisition Holder Group, as the case may be
                                            (and, with respect to any shares of Preferred Stock
                                            transferred by any Foundation Original Holder or
                                            Acquisition Original Holder, as the case may be, any and
                                            all transferees of such Foundation Original Holder or
                                            Acquisition Original Holder, as the case may be) has
                                            been paid by the Company in respect of its shares of
                                            Preferred Stock over (y) the sum of (I) the amount that
                                            the Foundation Holder Group or Acquisition Holder Group,
                                            as the case may be (and, with respect to any shares of
                                            Preferred Stock transferred by any Foundation Original
                                            Holder or Acquisition Original Holder, as the case may
                                            be, any and all transferees of such Foundation Original
                                            Holder or Acquisition Original Holder, as the case may
                                            be) would have been paid by the Company in respect of
                                            its shares of Preferred Stock if (i) the Liquidation
                                            Value of such shares of Preferred Stock was equal to the
                                            aggregate investment by such Foundation Holder Group or
                                            Acquisition Holder Group, as the case may be, in shares
                                            of Preferred Stock and Warrants at the time of the
                                            Closing, (ii) the Redemption Price was at all times
                                            equal to 100% of such Liquidation Value and (iii) the
                                            dividend rate per annum thereon was calculated at a rate
                                            per annum equal to 4%, plus (II) the Initial Adjustment
                                            Amount.

                                            "FINAL HURDLE RATE" means the rate of return which would
                                            cause the Foundation Holder Group or Acquisition Holder
                                            Group, as the case may be, to realize in respect of
                                            securities of the Company owned by such Foundation
                                            Holder Group or Acquisition Holder Group, as the case
                                            may be (but not including any transactional fees,
                                            management fees or similar fees) in cash or freely
                                            tradeable marketable securities (other than securities
                                            of the Company or its Subsidiaries) (valued at Fair
                                            Market Value measured at the time of receipt) of an
                                            Internal Rate of Return equal to or greater than 30% in
                                            respect of the aggregate amount invested by such
                                            Foundation Holder Group or Acquisition Holder Group, as
                                            the case may be, in all securities of the Company and
                                            all capital contributions to the Company (after taking
                                            into account the payment by such Foundation Holder Group
                                            or Acquisition Holder Group, as the case may be, to the
                                            Company of such Final Adjustment Amount and the payment
                                            of any Initial Adjustment Amount).

                                            "INITIAL ADJUSTMENT AMOUNT" means, with respect to the
                                            Foundation Holder Group or Acquisition Holder Group, as
                                            the case may be, an amount equal to the excess, if any,
                                            of (x) the actual amount that the Foundation Holder
                                            Group or Acquisition Holder Group, as the case may be
                                            (and, with respect to any shares of Preferred Stock
                                            transferred by any Foundation Original Holder or
                                            Acquisition Original Holder, as the case may be, any and
                                            all transferees of such Foundation Original Holder or
                                            Acquisition Original Holder, as the case may be) has
                                            been paid by the Company in respect of its shares of
                                            Preferred Stock over (y) the amount that the Foundation
                                            Holder Group or Acquisition Holder Group, as the case
                                            may be (and, with respect to any shares of Preferred
                                            Stock transferred by any Foundation Original Holder or
                                            Acquisition Original Holder, as the case may be, any and
                                            all transferees of such Foundation Original Holder or
                                            Acquisition Original Holder, as the case may be) would
                                            have been paid by the Company in respect of its shares
                                            of Preferred Stock if (i) the Liquidation Value of such
                                            shares of Preferred Stock was equal to the aggregate
                                            investment by the Foundation Holder Group or Acquisition
                                            Holder Group, as the case may be, in shares of Preferred
                                            Stock and Warrants at the time of the Closing, (ii) the
                                            Redemption Price was at all times equal to 100% of such
                                            Liquidation Value and (iii) the dividend rate per annum
                                            thereon was calculated at a rate per annum equal to
                                            7.5%.

                                            "INITIAL HURDLE RATE" means the rate of return which
                                            will cause the Foundation Holder Group or Acquisition
                                            Holder Group, as the case may be, to realize in respect
                                            of securities of the Company owned by such Foundation
                                            Holder Group or Acquisition Holder Group, as the case
                                            may be (but not including any transactional fees,
                                            management fees or similar fees) in cash or freely
                                            tradeable marketable securities (other than securities
                                            of the Company or its Subsidiaries) (valued at Fair
                                            Market Value measured at the time of receipt) an
                                            Internal Rate of Return equal to or greater than 20%, in
                                            respect of the aggregate amount invested by such
                                            Foundation Holder Group or Acquisition Holder Group, as
                                            the case may be, in all securities of the Company
                                            including capital contributions to the Company (after
                                            taking into account the payment by such Foundation
                                            Holder Group or Acquisition Holder Group, as the case
                                            may be, to the Company of such Initial Adjustment
                                            Amount).

                                            "INTERNAL RATE OF RETURN" means with respect to any
                                            determination of achieving a certain hurdle rate, an
                                            annual internal rate of return based upon the actual
                                            timing of investment inflows and outflows, aggregated
                                            monthly. In determining the achievement of a particular
                                            Internal Rate of Return, any consideration paid in
                                            connection with any transfer by and among the Initial
                                            Holders and their respective Permitted Transferees shall
                                            be ignored. In addition, notwithstanding the foregoing,
                                            any distribution of securities of the Company by

                                            Vestar Capital Partners IV, L.P. to its limited partners
                                            shall be deemed to be a transfer to a Person other than
                                            its Permitted Transferees for this purpose, and the
                                            value attributed to such distributed securities shall be
                                            that value ascribed thereto under the terms of the
                                            Agreement of Limited Partnership of Vestar Capital
                                            Partners IV, L.P. in effect at the time of such
                                            distribution. Further, in determining the Internal Rate
                                            of Return with respect to Foundation Original Holders,
                                            their investment for purposes of this calculation shall
                                            be deemed to be (i) the value (I.E., the product of
                                            (x) the Offer Price and (y) the number of shares of
                                            Common Stock converted by the Foundation Holder into
                                            Series A Preferred/Warrant Consideration) at Closing of
                                            the Series A Preferred/Warrant Consideration received by
                                            the Foundation Original Holder and (ii) with respect to
                                            any shares of Common Stock retained by the Foundation
                                            immediately following the Closing, the value of each
                                            such share of Common Stock shall be the Offer Price.

                                            "PRO RATA SHARE" means (i) with respect to a Foundation
                                            Original Holder, (a) the Initial Adjustment Amount or
                                            Final Adjustment Amount, as applicable, with respect to
                                            such Foundation Original Holder over (b) the Initial
                                            Adjustment Amount or Final Adjustment Amount, as
                                            applicable, of all Foundation Original Holders, and
                                            (ii) with respect to an Acquisition Original Holder,
                                            (a) the Initial Adjustment Amount or Final Adjustment
                                            Amount, as applicable, with respect to such Acquisition
                                            Original Holder over (b) the Initial Adjustment Amount
                                            or Final Adjustment Amount, as applicable, of all
                                            Acquisition Original Holders.

Exercise Price............................  An amount per share equal to the Offer Price per share of Common Stock, subject to anti-dilution adjustments,
                                            as described below. The exercise price for the Warrants
                                            may be paid by delivery for cancellation of Warrants
                                            with a fair market value (as determined under
                                            Section 8(e) of the Stockholders Agreement) equal to the
                                            exercise price for the shares of Common Stock underlying
                                            the Warrants which are the subject of such exercise.

Exercise Period...........................  Exercisable into non-voting common stock of the Company by the holder at any time, in whole or in part (provided
                                            that such non-voting common stock shall not be
                                            convertible into voting Common Stock until after the
                                            first to occur of (i), (ii) and (iii) of this paragraph)
                                            and exercisable into voting Common Stock in whole or in
                                            part, at any time on or after the first to occur of
                                            (i) an initial underwritten offering of equity
                                            securities of the Company registered under the
                                            Securities Act after the Closing, (ii) a Sale of the
                                            Company, or (iii) a Change in Control (as defined in the
                                            Certificate of Designation of the Company with respect
                                            to the Preferred Stock).

Anti-Dilution Rights:.....................  The Warrants will be entitled to (i) customary adjustments for stock splits, dividends, etc. and
                                            (ii) standard weighted anti-

                                            dilution protection (I.E., issuances of Common Stock or
                                            rights to acquire Common Stock for less than the
                                            Exercise Price (described above) will result in an
                                            adjustment to the number of shares and such Exercise
                                            Price of the Warrants to make up the difference in the
                                            dilution caused by the number of shares sold at a price
                                            per share below the then Exercise Price).

------------------------

(1) To be included in a letter agreement by and among the Acquisition Holder, the Foundation Holder, the Company and Vestar Capital Partners IV, L.P., which will be executed simultaneously with the Warrant Agreement.

                                                                      EXHIBIT IV

                EXCERPTS FROM THE GENERAL CORPORATION LAW OF THE
                    STATE OF DELAWARE RELATING TO THE RIGHTS
                           OF DISSENTING STOCKHOLDERS

                             262 APPRAISAL RIGHTS.

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g)), Section 252, Section 254, Section 257, Section 258,
Section 263 or Section 264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Section Section251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections
(d) and (e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholder entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

        (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

        (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
    (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

        (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

    Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at the applicable address set forth below:

                        THE DEPOSITARY FOR THE OFFER IS:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

         BY MAIL:                   BY HAND:             BY OVERNIGHT COURIER:
Reorganization Department   Reorganization Department  Reorganization Department
PO Box 3301                 120 Broadway               85 Challenger Rd.
South Hackensack, NJ 07606  13(th) Floor               Mail Stop--Reorg
                            New York, NY 10271         Ridgefield, NJ 07660

                           BY FACSIMILE TRANSMISSION:
                                 (201) 296-4293
                        (for eligible institutions only)

                   FOR CONFIRMATION TELEPHONE: (201) 296-4860

    Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the other tender offer materials may be directed to the Information Agent at the address and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                     [LOGO]

                         17 State Street, 10(th) Floor
                               New York, NY 10004
                 Banks and Brokers Call Collect (212) 440-9800
                    All Others Call Toll Free (800) 223-2064